## As filed with the Securities and Exchange Commission on October 22, 2008

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**Form 20-F/A**
**Amendment No. 1**

(Mark One)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Or**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended March 31, 2008**

**Or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Or**

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Date of event requiring the shell company report**

**Commission File Number: 001 31609**

**TELKOM SA LIMITED**
*(Exact name of Registrant as specified in its charter)*

**THE REPUBLIC OF SOUTH AFRICA**
*(Jurisdiction of incorporation or organization)*

**Telkom Towers North,152 Proes Street, Pretoria 0002, The Republic of South Africa**
**(27)(12) 311-3566**
*(Address of principal executive offices)*

**Company Secretary: Sandi Linford; (T) (27)(12) 311-7743; (F) (27)(12) 311-4777; Telkom SA Limited, Private Bag X881, Pretoria 0001**
*(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)*

### Securities registered or to be registered pursuant to section 12(b) of the Act.

| Title of each class | Name of each exchange on which registered |
|---|---|
| American Depositary Shares, each representing four (4) Ordinary Shares, par value R10 per share | New York Stock Exchange, Inc. |
| Ordinary Shares, par value R10 per share | New York Stock Exchange, Inc.* |

*Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

**Securities registered or to be registered pursuant to Section 12(g) of the Act.**
NONE

**Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.**
NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

| | |
|---|---|
| Ordinary Shares, par value R10 per share | 499,441,985 |
| Class A Ordinary Share, par value RIO per share | 1 |
| Class B Ordinary Share, par value RIO per share | 1 |

**Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.**
☒ **Yes** ☐ **No**

**If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.**
☐ **Yes** ☒ **No**

**Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.**
☒ **Yes** ☐ **No**

**Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):**
**Large accelerated filer** ☒ **Accelerated filer** ☐ **Non-accelerated filer** ☐

**Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:**
**U.S. GAAP** ☐ **International Financing Standards as issued by the International Accounting Standards Board** ☒ **Other** ☐

**If "other" has been checked in response to this previous question indicate by check mark which financial statement item the registrant has elected to follow.**
☐ **Item 17** ☐ **Item 18**

**If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).**
☐ **Yes** ☒ **No**

**EXPLANATORY NOTE**

Telkom SA Limited ("Telkom") is filing this Amendment No. 1 to its Annual Report on Form 20-F/A (the "Form 20-F/A") for its fiscal year ended March 31, 2008, in order to (i) include a revised audit report of Ernst & Young Inc., Registered Auditors, Chartered Accountants (SA), and the related consolidated financial statements of the Telkom Group as of and for each of the years ended March 31, 2008, 2007 and 2006, to state in the audit report that the financial statements are in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, which statement was inadvertently omitted in the original Annual Report on Form 20-F for the fiscal year ended March 31, 2008, filed with the Securities and Exchange Commission on July 21, 2008 (the "Original 20-F") and (ii) include revised consolidated financial statements of Vodacom Group (Proprietary) Limited ("Vodacom") as of and for each of the years ended March 31, 2008, 2007 and 2006, together with the audit report of Deloitte & Touche, Registered Auditors, Chartered Accountants (SA), to state in the notes to Vodacom's consolidated annual financial statements that the consolidated annual financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which statement was inadvertently omitted in the Original 20-F. In addition, Exhibits 12.1, 12.2 and 13.1 are being revised and resubmitted to reflect the change from Form 20-F to Form 20-F/A.

Except as described herein, the Original Form 20-F is not being amended in any other manner. As a result, this Form 20-F/A does not reflect events occurring after the filing of the Original 20-F, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described herein. The filing of this Form 20-F/A should not be understood to mean that any statements contained in this document are true or complete as of any date subsequent to July 21, 2008 or earlier. You should not consider this amendment to be a reaffirmation or reiteration of any forward looking statements from the Original Form 20-F that may be reproduced in this Form 20-F/A.

**Item 18.      Consolidated financial statements**

See Index to Consolidated Annual Financial Statements beginning on page F-1 for a list of all financial statements filed as a part of this Form 20-F/A.

**Item 19.      Exhibits**

The following exhibits are filed as part of this Amendment No. 1 to the Annual Report on Form 20-F/A:

12.1   Certification of chief executive officer pursuant to 17 CFR 240.13a 14(a), promulgated under Section 302 of the Sarbanes-Oxley Act of 2002 [1]

12.2   Certification of chief financial officer pursuant to 17 CFR 240.13a 14(a), promulgated under Section 302 of the Sarbanes-Oxley Act of 2002 [1]

13.1   Certification of chief executive officer and chief financial officer pursuant to Rule 13a 14(b) (17 CFR 240.13a 14(b)), or Rule 15d 14(b) (17 CFR 240.15d 14(b)), and Section 1350 or Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350), promulgated under Section 906 of the Sarbanes-Oxley Act of 2002 [1]

---
[1]Filed herewith.

## SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

**TELKOM SA LIMITED**

|  |  |  |
|---|---|---|
|  | By: | /s/ Reuben Joseph September |
|  | Name: | Reuben Joseph September |
| Dated: October 23, 2008 | Title | Chief Executive Officer |
|  |  | (principal executive officer) |

**Telkom SA Limited**

**Content to the consolidated annual financial statements
for the three years ended March 31, 2008**



**Ernst & Young Inc.**
Wanderers Office Park
52 Corlett Drive, Illovo
Private Bag X14
Northlands 2116
Tel:         00 27 (0)11 772-3000
Fax:         00 27 (0)11 772-4000
Docex        123 Randburg
Website      www.ey.com/za

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TELKOM SA LIMITED

We have audited the accompanying consolidated balance sheets of Telkom SA Limited ('Telkom') and its subsidiaries (together 'the Group') as of March 31, 2008, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended set out on pages F3 to F98. These financial statements are the responsibility of the Group's directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Vodacom Group (Proprietary) Limited, a 50% joint venture proportionally consolidated, which statements reflect total assets constituting 24%, 24% and 22% at March 31, 2008, 2007 and 2006, respectively, and total revenues constituting 43%, 32% and 36% for the years ended March 31, 2008, 2007 and 2006, respectively of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Vodacom Group (Proprietary) Limited, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits, and the report of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telkom SA Limited and its subsidiaries at March 31, 2008, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 2 to the consolidated annual financial statements, in 2008 the Group adopted new and amended accounting standards, IAS 1 Presentation of Financial Statements (Revised) and IFRS 7 Financial Instruments: Disclosures

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Telkom SA Limited's internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated July 11, 2008 expressed an unqualified opinion thereon.

**ERNST & YOUNG Inc.**
Pretoria
Republic of South Africa
July 11, 2008

# Consolidated income statement

for the three years ended March 31, 2008

| | Notes | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|---|
| **Total revenue** | 3.1 | 48,260 | 52,157 | **56,865** |
| **Operating revenue** | 3.2 | 47,625 | 51,619 | **56,285** |
| Other income | 4 | 480 | 384 | **534** |
| **Operating expenses** | | 33,428 | 37,533 | **42,337** |
| Employee expenses | 5.1 | 7,489 | 8,454 | **9,220** |
| Payments to other operators | 5.2 | 6,826 | 7,590 | **9,169** |
| Selling, general and administrative expenses | 5.3 | 10,273 | 12,902 | **14,409** |
| Service fees | 5.4 | 2,114 | 2,291 | **2,571** |
| Operating leases | 5.5 | 850 | 981 | **838** |
| Depreciation, amortisation, impairment and write-offs | 5.6 | 5,876 | 5,315 | **6,130** |
| **Operating profit** | | 14,677 | 14,470 | **14,482** |
| **Investment income** | 6 | 397 | 235 | **197** |
| **Finance charges and fair value movements** | 7 | 1,223 | 1,125 | **1,803** |
| Interest | | 1,346 | 1,327 | **1,885** |
| Foreign exchange and fair value movement | | (123) | (202) | **(82)** |
| **Profit before taxation** | | 13,851 | 13,580 | **12,876** |
| Taxation | 8 | 4,523 | 4,731 | **4,704** |
| **Profit for the year** | | 9,328 | 8,849 | **8,172** |
| Attributable to: | | | | |
| **Equity holders of Telkom** | | 9,189 | 8,646 | **7,975** |
| **Minority interest** | | 139 | 203 | **197** |
| | | 9,328 | 8,849 | **8,172** |
| **Basic earnings per share (cents)** | 9 | 1,746.1 | 1,681.0 | **1,565.0** |
| **Diluted earnings per share (cents)** | 9 | 1,736.6 | 1,676.3 | **1,546.9** |
| **Dividend per share (cents)** | 9 | 900.0 | 900.0 | **1,100.0** |

F-3

# Consolidated balance sheet

at March 31, 2008

| | Notes | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|---|
| **Assets** | | | | |
| Non-current assets | | 44,813 | 48,770 | 57,763 |
| Property, plant and equipment | 10 | 37,274 | 41,254 | 46,815 |
| Intangible assets | 11 | 3,910 | 5,111 | 8,468 |
| Investments | 13 | 2,894 | 1,384 | 1,448 |
| Deferred expenses | 14 | 254 | 270 | 221 |
| Finance lease receivables | 15 | – | 158 | 206 |
| Deferred taxation | 16 | 481 | 593 | 605 |
| Current assets | | 12,731 | 10,376 | 12,609 |
| Short-term investments | 13 | 69 | 77 | 51 |
| Inventories | 17 | 814 | 1,093 | 1,287 |
| Income tax receivable | 33 | – | 520 | 9 |
| Current portion of deferred expenses | 14 | 226 | 287 | 362 |
| Current portion of finance lease receivables | 15 | – | 88 | 166 |
| Trade and other receivables | 18 | 6,399 | 7,303 | 8,986 |
| Other financial assets | 19 | 275 | 259 | 614 |
| Cash and cash equivalents | 20 | 4,948 | 749 | 1,134 |
| Total assets | | 57,544 | 59,146 | 70,372 |
| **Equity and liabilities** | | | | |
| Equity attributable to equity holders of Telkom | | 29,165 | 31,724 | 32,815 |
| Share capital and premium | 21 | 6,791 | 5,329 | 5,208 |
| Treasury shares | 22 | (1,809) | (1,774) | (1,638) |
| Share-based compensation reserve | 23 | 151 | 257 | 643 |
| Non-distributable reserves | 24 | 1,128 | 1,413 | 1,292 |
| Retained earnings | 25 | 22,904 | 26,499 | 27,310 |
| Minority interest | 26 | 301 | 284 | 522 |
| Total equity | | 29,466 | 32,008 | 33,337 |
| Non-current liabilities | | 12,391 | 8,554 | 15,104 |
| Interest-bearing debt | 27 | 7,655 | 4,338 | 9,403 |
| Other financial liabilities | 19 | – | 36 | 919 |
| Provisions | 28 | 2,677 | 1,443 | 1,675 |
| Deferred revenue | 14 | 991 | 1,021 | 1,128 |
| Deferred taxation | 16 | 1,068 | 1,716 | 1,979 |
| Current liabilities | | 15,687 | 18,584 | 21,931 |
| Trade and other payables | 30 | 6,103 | 7,237 | 8,771 |
| Shareholders for dividend | 34 | 4 | 15 | 20 |
| Current portion of interest-bearing debt | 27 | 3,468 | 6,026 | 6,330 |
| Current portion of provisions | 28 | 1,660 | 2,095 | 2,181 |
| Current portion of deferred revenue | 14 | 1,975 | 1,983 | 2,593 |
| Income tax payable | 33 | 1,549 | 594 | 323 |
| Other financial liabilities | 19 | 235 | 193 | 371 |
| Credit facilities utilised | 20 | 693 | 441 | 1,342 |
| Total liabilities | | 28,078 | 27,138 | 37,035 |
| Total equity and liabilities | | 57,544 | 59,146 | 70,372 |

F-4

# Consolidated statement of changes in equity

for the three years ended March 31, 2008

| | Attributable to equity holders of Telkom | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Share capital Rm | Share premium Rm | Treasury shares Rm | Share-based compensation reserve Rm | Non-distributable reserves Rm | Retained earnings Rm | Total Rm | Minority interest Rm | Total equity Rm |
| **Balance at April 1, 2005** | 5,570 | 2,723 | (1,812) | 68 | 360 | 19,232 | 26,141 | 220 | 26,361 |
| Total income and expense for the year | | | | | 52 | 9,189 | 9,241 | 132 | 9,373 |
| Profit for the year | | | | | | 9,189 | 9,189 | 139 | 9,328 |
| Foreign currency translation reserve (net of tax of RNil) (refer to note 24) | | | | | 52 | | 52 | (7) | 45 |
| Dividend declared (refer to note 34) | | | | | | (4,801) | (4,801) | (78) | (4,879) |
| Transfer to non-distributable reserves (refer to note 24) | | | | | 716 | (716) | – | | – |
| Shares vested and re-issued (refer to note 23) | | | 3 | (3) | | | – | | – |
| Increase in share-based compensation reserve (refer to note 23) | | | | 86 | | | 86 | | 86 |
| Acquisition of subsidiaries and minorities (refer to note 35) | | | | | | | – | 27 | 27 |
| Shares bought back and cancelled (refer to note 21) | (121) | (1,381) | | | | | (1,502) | | (1,502) |
| **Balance at March 31, 2006** | 5,449 | 1,342 | (1,809) | 151 | 1,128 | 22,904 | 29,165 | 301 | 29,466 |
| Total income and expense for the year | | | | | 46 | 8,646 | 8,692 | 217 | 8,909 |
| Profit for the year | | | | | | 8,646 | 8,646 | 203 | 8,849 |
| Foreign currency translation reserve (net of tax of R4 million) (refer to note 24) | | | | | 46 | | 46 | 14 | 60 |
| Dividend declared (refer to note 34) | | | | | | (4,678) | (4,678) | (166) | (4,844) |
| Transfer to non-distributable reserves (refer to note 24) | | | | | 239 | (239) | – | | – |
| Increase in share-based compensation reserve (refer to note 23) | | | | 141 | | | 141 | | 141 |
| Shares vested and re-issued (refer to note 23) | | | 35 | (35) | | | – | | – |
| Acquisition of subsidiaries and minorities (refer to note 35) | | | | | | | – | (68) | (68) |
| Shares bought back and cancelled (refer to note 21) | (120) | (1,342) | | | | (134) | (1,596) | | (1,596) |
| **Balance at March 31, 2007** | 5,329 | – | (1,774) | 257 | 1,413 | 26,499 | 31,724 | 284 | 32,008 |
| Total income and expense for the year | | | | | 529 | 7,975 | 8,504 | 226 | 8,730 |
| Profit for the year | | | | | | 7,975 | 7,975 | 197 | 8,172 |
| Revaluation of available-for-sale investment (net of tax of R1 million) | | | | | 8 | | 8 | | 8 |
| Foreign currency translation reserve (net of tax of R6 million) (refer to note 24) | | | | | 521 | | 521 | 29 | 550 |
| Dividend declared (refer to note 34) | | | | | | (5,627) | (5,627) | (65) | (5,692) |
| Transfer to non-distributable reserves (refer to note 24) | | | | | 11 | (11) | – | | – |
| Increase in share-based compensation reserve (refer to note 23) | | | | 522 | | | 522 | | 522 |
| Shares vested and re-issued (refer to note 23) | | | 136 | (136) | | | – | | – |
| Acquisition of subsidiaries and minorities (refer to note 35) | | | | | | | – | 77 | 77 |
| Shares bought back and cancelled (refer to note 21) | (121) | | | | | (1,526) | (1,647) | | (1,647) |
| Minority put option (refer to notes 19 and 24) | | | | | (661) | | (661) | | (661) |
| **Balance at March 31, 2008** | 5,208 | – | (1,638) | 643 | 1,292 | 27,310 | 32,815 | 522 | 33,337 |

# Consolidated cash flow statement

for the three years ended March 31, 2008

| | Notes | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|---|
| Cash flows from operating activities | | 9,506 | 9,356 | 10,603 |
| Cash receipts from customers | | 46,958 | 50,979 | 55,627 |
| Cash paid to suppliers and employees | | (27,234) | (30,459) | (34,371) |
| Cash generated from operations | 31 | 19,724 | 20,520 | 21,256 |
| Interest received | | 482 | 422 | 433 |
| Dividends received | 6 | 50 | 3 | – |
| Finance charges paid | 32 | (1,316) | (1,115) | (1,077) |
| Taxation paid | 33 | (4,550) | (5,690) | (4,277) |
| Cash generated from operations before dividend paid | | 14,390 | 14,140 | 16,335 |
| Dividend paid | 34 | (4,884) | (4,784) | (5,732) |
| Cash flows from investing activities | | (7,286) | (10,412) | (14,106) |
| Proceeds on disposal of property, plant and equipment and intangible assets | | 92 | 54 | 169 |
| Proceeds on disposal of investments | | 493 | 77 | 8 |
| Additions to property, plant and equipment and intangible assets | | (7,396) | (10,037) | (11,657) |
| Acquisition of subsidiaries and minorities | 35 | – | (445) | (2,462) |
| Additions to other investments | | (475) | (61) | (164) |
| Cash flows from financing activities | | (258) | (2,920) | 2,943 |
| Loans raised | | 4,123 | 5,624 | 23,877 |
| Loans repaid | | (7,399) | (6,922) | (19,315) |
| Shares bought back and cancelled | | (1,502) | (1,596) | (1,647) |
| Finance lease obligation repaid | | (24) | (37) | (61) |
| Decrease in net financial assets | | 4,544 | 11 | 89 |
| Net increase/(decrease) in cash and cash equivalents | | 1,962 | (3,976) | (560) |
| Net cash and cash equivalents at beginning of the year | | 2,301 | 4,255 | 308 |
| Effect of foreign exchange rate differences | | (8) | 29 | 44 |
| Net cash and cash equivalents at end of the year | 20 | 4,255 | 308 | (208) |

F-6

# Notes to the consolidated annual financial statements

for the three years ended March 31, 2008

## 1. Corporate information

Telkom SA Limited ('Telkom') is a company incorporated and domiciled in the Republic of South Africa ('South Africa') whose shares are publicly traded. The main objective of Telkom, its subsidiaries and joint ventures ('the Group') is to supply telecommunication, broadcasting, multimedia, technology, information and other related information technology services to the general public, as well as mobile communication services through the Vodacom Group (Proprietary) Limited ('Vodacom') in South Africa and certain other African countries. The Group's services and products include:

- fixed-line subscription and connection services to postpaid, prepaid and private payphone customers using PSTN lines, including ISDN lines, and the sale of subscription based value-added voice services and customer premises equipment rental and sales;

- fixed-line traffic services to postpaid, prepaid and payphone customers, including local, long distance, fixed-to-mobile, international outgoing and international voice-over-internet protocol traffic services;

- interconnection services, including terminating and transiting traffic from South African mobile operators, as well as from international operators and transiting traffic from mobile to international destinations;

- fixed-line data services, including domestic and international data transmission services, such as point-to-point leased lines, ADSL services, packet-based services, managed data networking services and internet access and related information technology services;

- e-commerce, including internet access service provider, application service provider, hosting, data storage, e-mail and security services;

- mobile communications services, including voice services, data services, value-added services and handset sales through Vodacom; and

- other services including directory services, through our TDS Directory Operations Group, wireless data services, through our Swiftnet (Proprietary) Limited subsidiary, television media services through our Telkom Media Group, internet services outside South Africa, through our Africa Online Limited subsidiary and information, communication and telecommunication operating services in Nigeria, through our newly acquired Multi-Links Telecommunications Limited subsidiary.

## 2. Significant accounting policies

### Basis of preparation

The consolidated annual financial statements comply with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and the Companies Act of South Africa, 1973.

The financial statements are prepared on the historical cost basis, with the exception of certain financial instruments and share-based payments which are measured at grant date fair value.

Details of the Group's significant accounting policies are set out below, and are consistent with those applied in the previous financial year except for the following:

- adoption of amendment to IAS1;

- adoption of IFRS7, IFRIC8, IFRIC9, IFRIC10, IFRIC11 and Circular 8/2007; and

- identification of a new segment.

The principal effects of these changes are discussed below.

### Adoption of amendments to standards and new interpretations

The following revised standards and interpretations have been adopted during the year under review:

#### Amendment to IAS1 Presentation of Financial Statements

This amendment is effective for annual periods beginning on or after January 1, 2007. As a result of the pronouncement of IFRS7 Financial Instruments: Disclosures, IAS1 has been amended to require the disclosure of the entity's objective, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and if it has not complied, the consequences of such non-compliance. The impact of this amendment has been disclosed under note 12.

#### IFRS7 Financial Instruments: Disclosures

This standard is effective for annual periods beginning on or after January 1, 2007. IFRS7 supersedes disclosure in IAS32. All financial instruments disclosures will now be provided in terms of IFRS7. One of the main disclosure requirements added by IFRS7 is that an entity must group its financial instruments into classes of similar instruments, and when disclosures are required, make disclosures by class. IFRS7 also requires information about the significance of financial instruments and information about the nature and extent of risks arising from financial instruments. The impact of this standard is to expand on certain disclosures relating to financial instruments and requires certain additional disclosures (refer to note 12).

#### IFRIC8 Scope of IFRS2

The interpretation is effective for annual periods beginning on or after May 1, 2006. The interpretation clarifies that IFRS2 applies to transactions in which an entity receives goods or services as consideration for equity instruments of the entity. This includes transactions in which the entity cannot identify specifically some or all of the goods or services received. The impact of the interpretation on the consolidated annual financial statements is not material since the Group has not transacted with other parties using equity as a purchase consideration for the transaction, other than those paid to employees in share-based payment transactions.

#### IFRIC9 Reassessment of Embedded Derivatives

The interpretation is effective for annual periods beginning on or after June 1, 2006. The interpretation clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. It further clarifies that reassessment is only allowed when there is a change in the terms of the contract which significantly modifies the cash flows that would otherwise be required under the contract. The interpretation does not have a material impact on the consolidated annual financial statements.

# Notes to the consolidated annual financial statements (continued)

2. **Significant accounting policies** (continued)
Adoption of amendments to standards and
new interpretations (continued)

IFRIC10 Interim Financial Reporting and Impairment

The interpretation is effective for annual periods beginning on or
after November 1, 2006. The interpretation clarifies that an entity
should not reverse an impairment loss recognised in a previous
interim period in respect of goodwill or an investment in either
an equity instrument classified as available-for-sale or financial
asset carried at cost. The interpretation does not have a material
impact on the consolidated annual financial statements.

IFRIC11 IFRS2 – Group and Treasury Share Transactions

The interpretation is effective for annual periods beginning on or
after March 1, 2007. The interpretation clarifies that regardless
of whether the entity chooses or is required to buy equity
instruments from another party to satisfy its obligations to its
employees under the share-based payment arrangement by
delivery of its own shares, the transaction should be accounted for
as equity settled. This interpretation also applies regardless of
whether the employee's rights to the equity instruments were
granted by the entity itself or by its shareholders or was settled
by the entity itself or its shareholders. Share-based payments
involving the Group's own equity instruments in which the Group
chooses or is required to buy its own equity instruments to settle
the share-based payment obligation are currently accounted for as
equity-settled share-based payment transactions under IFRS2. The
interpretation has had no impact on the consolidated annual
financial statements.

Circular 8/2007 Headline earnings

The circular was issued by the South African Institute of Chartered
Accountants (SAICA) and is applicable for financial periods ending
on or after August 31, 2007. Circular 8/2007 supersedes Circular
7/2002 and it defines rules for calculating headline earnings per
share, which is an additional per share measure permitted by
IAS33 Earnings per Share. It further requires a disclosure of a
detailed reconciliation of headline earnings to the earnings
numbers used in the calculation of basic earnings per share in
accordance with the requirements of IAS33. The Group adopted
the provisions of Circular 8/2007 in the reporting period
beginning on April 1, 2007 and the adoption has had no impact
other than additional disclosure as required by the Circular.

Accounting pronouncements not yet adopted

The Group has not early adopted the following standards,
interpretations and amendments that have been issued and are
not yet effective:

IFRS2 Vesting Conditions and Cancellations.

This amendment is effective for annual periods beginning on or
after January 1, 2009. The amendments to IFRS2 Share-based
Payment clarifies the definition of vesting conditions and the
accounting treatment of cancellations by the counterparty to a
share-based arrangement. All features of a share-based payment

arrangement other than service conditions and performance
conditions will be considered to be non-vesting conditions. IFRS2
(as revised) specifies that, when estimating the fair value of equity
instruments granted, an entity shall take into account all non-vesting
conditions (i.e. all conditions other than service and performance
conditions) and vesting conditions that are market conditions (i.e.
conditions that are related to the market price of the entity's equity
instruments – for example, attaining a specified share price). The
impact of this amendment is currently being evaluated.

IFRS3 Business Combinations-comprehensive revision on
applying the acquisition method

The revised standard is effective for annual periods beginning on
or after July 1, 2009. The revised IFRS3 requires the consideration
for the acquisition, including the fair value of any contingent
consideration payable to be measured at fair value at the
acquisition date. The revised standard only permits subsequent
changes to the measurement of contingent consideration as a
result of additional information about facts and circumstances that
existed at the acquisition date. All other changes (e.g. changes
resulting from events after the acquisition date such as the
acquiree meeting an earnings target, reaching a specified share
price, or meeting a milestone on a research and development
project) are recognised in profit or loss.

Acquisition-related costs are now required to be expensed.

Business combinations involving only mutual entities and business
combinations achieved by contract alone have also been included
in IFRS3.

Consequential amendments arising from revisions to IFRS3
on IAS27 Consolidated and separate financial statements

The revised IAS27 specifies that changes in a parent's ownership
interest in a subsidiary that do not result in the loss of control
must be accounted for as equity transactions. No gain or loss is
recognised on such transactions and goodwill is not remeasured. Any difference between the change in the Non
Controlling Interest and the fair value of the consideration paid
or received is recognised directly in equity and attributed to the
owners of the parent.

Consequential amendments arising from revisions to IFRS3
on IAS28 Investments in Associates; IAS31 Interests in
Joint Ventures

Amendments to IAS28 and IAS31 extend the treatment required
for loss of control to these standards. For partial disposals of
associates and joint ventures, the amended standards stipulate
that if an investor loses significant influence over an associate, it
derecognises that associate and recognises in profit or loss the
difference between the sum of the proceeds received and any
retained interest, and the carrying amount of the investment in the
associate at the date significant influence is lost. A similar
treatment is required when an investor loses joint control over a
jointly controlled entity. The possible impact of this standard is
currently being evaluated.

# Notes to the consolidated annual financial statements (continued)

2. **Significant accounting policies** (continued)

Accounting pronouncements not yet adopted (continued)

IFRS8 Operating Segments

This standard is effective for annual periods beginning on or after January 1, 2009. The significant change to the standard is that it requires segments to be disclosed based on the information that management uses to make decisions about operating matters. IFRS8 sets out the requirements for disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates, and its major customers. IFRS8 further requires the entity to disclose factors used to identify the entity's operating segments and type of products and services from which each operating segment derives its revenues. The impact of this standard is currently being evaluated.

IAS1 Presentation of Financial Statements (revised)

The revised standard is effective for annual periods beginning on or after January 1, 2009. The changes made to IAS1 require information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. This will enable users to analyse changes in a Group's equity resulting from transactions with owners in their capacity as owners (such as dividends and share repurchases) separately from 'non-owner' changes (such as transactions with third parties). The revised standard gives preparers of financial statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements.

The revisions include changes in the titles of some of the financial statements to reflect their function more clearly. The new titles will be used in accounting standards, but are not mandatory for use in financial statements. The impact of this standard will be that the presentation of the financial statements will change.

IAS23 Borrowing Costs

The revised standard requires all borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset to be capitalised. The revised Standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after January 1, 2009. The Group does not expect the adoption of the standard to have a material impact since the Group has always applied the allowed alternative of capitalising borrowing costs under the current standard.

Amendment to IAS32 Financial Instruments Presentation and IAS1 Presentation of Financial Statements, puttable financial instruments

The amendment is effective for annual periods beginning on or after January 1, 2009. In January 2008, the IASB amended IAS32 and IAS1 Presentation of Financial Statements with respect to the balance sheet classification of puttable financial instruments and obligations arising only on liquidation. As a result of the amendments, some financial instruments that currently meet the definition of a financial liability will be classified as equity because they represent the residual interest in the net assets of the entity. The impact of this amended standard is currently being evaluated.

IFRIC12 Service Concession Arrangements

The interpretation is effective for annual periods beginning on or after January 1, 2008. The interpretation clarifies that contractual service arrangements do not convey the right to control the use of the public service infrastructure to the operator, instead the operator acts as a service provider. The infrastructure under these arrangements shall therefore not be recognised as the property, plant and equipment of the operator. The operator shall recognise and measure revenue in accordance with IAS11 and IAS18 for the services it performs. The operator should recognise the asset as an intangible asset for the right (or licence) it receives to charge the users of the public service or as a financial asset when it has the right to receive cash from the grantor for construction services. The interpretation provides guidance on the recognition and measurement of the various aspects of service concession arrangements from an operator's perspective. The impact of this interpretation is currently being evaluated.

IFRIC13 Customer Loyalty Programmes

The interpretation is effective for annual periods beginning on or after July 1, 2008. The interpretation addresses accounting by entities that grant loyalty award credits (such as 'points' or travel miles) to customers who buy other goods or services. It specifically requires these entities to recognise the obligation to provide free or discounted goods or services ('awards') to customers who redeem award credits. The interpretation requires companies to estimate the value of the points to the customer and defer this amount of revenue and recognise a liability until they have fulfilled their obligations to supply awards. In effect, the award is accounted for as a separate component of the sale transaction. The possible impact of this interpretation is currently being evaluated.

IFRIC14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The interpretation is effective for annual periods beginning on or after January 1, 2008. The interpretation addresses the interaction between a minimum funding requirement and the limit placed by paragraph 58 of IAS19 on the measurement of the defined benefit asset. When determining the limit on a defined benefit asset in accordance with IAS19.58, IFRIC14 requires an entity to measure any economic benefits available to them in the form of refunds or reductions in future contributions at the maximum amount that is consistent with the terms and conditions of the plan and any statutory requirements in the jurisdiction of the plan. The interpretation states that the employer only needs to have an unconditional right to use the surplus at some point during the life of the plan or on its wind up in order for a surplus to be recognised. The Group is currently evaluating the potential impact that the interpretation will have on the financial position or results of operations.

Significant accounting judgements and estimates

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Although these estimates are based on management's best knowledge of current events and actions that the Group may undertake in the future, actual results may ultimately differ from those estimates.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

**2.    Significant accounting policies** (continued)

Significant accounting judgements and estimates (continued)

The presentation of the results of operations, financial position and cash flows in the financial statements of the Group is dependent upon and sensitive to the accounting policies, assumptions and estimates that are used as a basis for the preparation of these financial statements. Management has made certain judgements in the process of applying the Group's accounting policies. These, together with the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, are as follows:

Revenue recognition

To reflect the substance of each transaction, revenue recognition criteria are applied to each separately identifiable component of a transaction. In order to account for multiple-element revenue arrangements in developing its accounting policies, the Group considered the guidance contained in the United States Financial Accounting Standards Board ('FASB') Emerging Issues Task Force No 00-21 Revenue Arrangements with Multiple Deliverables. Judgement is required to separate those revenue arrangements that contain the delivery of bundled products or services into individual units of accounting, each with its own earnings process, when the delivered item has stand-alone value and the undelivered item has fair value. Further judgement is required to determine the relative fair values of each separate unit of accounting to be allocated to the total arrangement consideration. Changes in the relative fair values could affect the allocation of arrangement consideration between the various revenue streams.

Judgement is also required to determine the expected customer relationship period. Any changes in these assessments may have a significant impact on revenue and deferred revenue.

Property, plant and equipment and intangible assets

The useful lives of assets are based on management's estimation. Management considers the impact of changes in technology, customer service requirements, availability of capital funding and required return on assets and equity to determine the optimum useful life expectation for each of the individual categories of property, plant, equipment and intangible assets. Due to the rapid technological advancement in the telecommunications industry as well as Telkom's plan to migrate to a next generation network over the next few years, the estimation of useful lives could differ significantly on an annual basis due to unexpected changes in the roll-out strategy. The impact of the change in the expected useful life of property, plant and equipment is described more fully in note 5.6. The estimation of residual values of assets is also based on management's judgement whether the assets will be sold or used to the end of their useful lives and what their condition will be like at that time.

For intangible assets that incorporate both a tangible and intangible portion, management uses judgement to assess which element is more significant to determine whether it should be treated as property, plant and equipment or intangible assets.

Asset retirement obligations

Management judgement is exercised when determining whether an asset retirement obligation exists, and in determining the present value of expected future cash flows and discount rate when the obligation to dismantle or restore the site arises, as well as the estimated useful life of the related asset.

Impairments of property, plant and equipment and intangible assets

Management is required to make judgements concerning the cause, timing and amount of impairment. In the identification of impairment indicators, management considers the impact of changes in current competitive conditions, cost of capital, availability of funding, technological obsolescence, discontinuance of services and other circumstances that could indicate that an impairment exists. The Group applies the impairment assessment to its separate cash-generating units. This requires management to make significant judgements concerning the existence of impairment indicators, identification of separate cash-generating units, remaining useful lives of assets and estimates of projected cash flows and fair value less costs to sell. Management judgement is also required when assessing whether a previously recognised impairment loss should be reversed.

Where impairment indicators exist, the determination of the recoverable amount of a cash-generating unit requires management to make assumptions to determine the fair value less costs to sell and value in use. Key assumptions on which management has based its determination of fair value less costs to sell include the existence of binding sale agreements, and for the determination of value in use include projected revenues, gross margins, average revenue per asset component, capital expenditure, expected customer bases and market share. The judgements, assumptions and methodologies used can have a material impact on the fair value and ultimately the amount of any impairment.

Impairment of other financial assets

At each balance sheet date management assesses whether there are indicators of impairment of financial assets, including equity investments. If such evidence exists, the estimated present value of the future cash flows of that asset is determined. Management judgement is required when determining the expected future cash flows. To determine whether the decline in fair value is prolonged, reliance is placed on an assessment by management regarding the future prospects of the investee. In measuring impairments, quoted market prices are used, if available, or projected business plan information from the investee is used for those financial assets not carried at fair value.

F-10

Impairment of receivables

An impairment is recognised on trade receivables that are assessed to be impaired. The impairment is based on an assessment of the extent to which customers have defaulted on payments already due and an assessment on their ability to make payments based on their credit worthiness and historical write-offs experience. Should the assumptions regarding the financial condition of the customer change, actual write-offs could differ significantly from the impaired amount.

# Notes to the consolidated annual financial statements (continued)

2.    **Significant accounting policies** (continued)

Significant accounting judgements and estimates (continued)

Leases

The determination of whether an arrangement is, or contains a lease is based on whether, at the date of inception, the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incident to ownership.

Deferred taxation asset

Management judgement is exercised when determining the probability of future taxable profits which will determine whether deferred tax assets should be recognised or derecognised. The realisation of deferred tax assets will depend on whether it is possible to generate sufficient taxable income, taking into account any legal restrictions on the length and nature of the taxation asset. When deciding whether to recognise unutilised taxation credits, management needs to determine the extent that future payments are likely to be available for set-off. In the event that the assessment of future payments and future utilisation changes, the change in the recognised deferred tax asset must be recognised in profit or loss.

Taxation

The tax rules and regulations in South Africa as well as the other African countries within which the Group operates are highly complex and subject to interpretation. Additionally, for the foreseeable future, management expects South African tax laws to further develop through changes in South Africa's existing tax structure as well as clarification of the existing tax laws through published interpretations and the resolution of actual tax cases.

Management has made a judgement that all outstanding tax credits will be available for utilisation before the tax regime change is effective, despite the change of "secondary tax on companies" to withholding tax.

The growth of the Group, following its geographical expansion into other African countries over the past few years, has made the estimation and judgement required in recognising and measuring deferred taxation balances more challenging. The resolution of taxation issues is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxation jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. Payments in respect of taxation liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the taxation charge in the consolidated income statement and the current taxation payments.

Group entities are regularly subject to evaluation, by the relevant tax authorities, of its historical tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules to the business of the relevant Group entities. These disputes may not necessarily be resolved in a manner that is favourable for the Group. Additionally the resolution of the disputes could result in an obligation for the Group that exceeds management's estimate. The Group has historically filed, and continues to file, all required income tax returns. Management believes that the principles applied in determining the Group's tax obligations are consistent with the principles and interpretations of the relevant countries' tax laws.

Deferred taxation rate

Management makes judgements on the tax rate applicable based on the Group's expectations at balance sheet date on how the asset is expected to be recovered or the liability is expected to be settled.

Employee benefits

The Group provides defined benefit plans for certain post-employment benefits. The Group's net obligation in respect of defined benefits is calculated separately for each plan by estimating the amount of future benefits earned in return for services rendered. The obligation and assets related to each of the post-retirement benefits are determined through an actuarial valuation. The actuarial valuation relies heavily on assumptions as disclosed in note 29. The assumptions determined by management make use of information obtained from the Group's employment agreements with staff and pensioners, market related returns on similar investments, market related discount rates and other available information. The assumptions concerning the expected return on assets and expected change in liabilities are determined on a uniform basis, considering long-term historical returns and future estimates of returns and medical inflation expectations. In the event that further changes in assumptions are required, the future amounts of post-retirement benefits may be affected materially.

The discount rate reflects the average timing of the estimated defined benefit payments. The discount rate is based on long term South African government bonds with the longest maturity period as reported by the Bond Exchange of South Africa. The discount rate is expected to follow the trend of inflation.

The overall expected rate of return on assets is determined based on the market prices prevailing at that date, applicable to the period over which the obligation is to be settled.

Telkom provides equity compensation in the form of the Telkom Conditional Share Plan to its employees. The related expense and reserve are determined through an actuarial valuation which relies heavily on assumptions. The assumptions include employee turnover percentages and whether specified performance criteria will be met. Changes to these assumptions could affect the amount of expense ultimately recognised in the financial statements.

# Notes to the consolidated annual financial statements (continued)

2. **Significant accounting policies** (continued)

Significant accounting judgements and estimates (continued)

Provisions and Contingent liabilities

Management judgement is required when recognising and measuring provisions and when measuring contingent liabilities as set out in notes 28 and 38 respectively. The probability that an outflow of economic resources will be required to settle the obligation must be assessed and a reliable estimate must be made of the amount of the obligation. Provisions are discounted where the effect of discounting is material based on management's judgement. The discount rate used is the rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, all of which requires management judgement. The Group is required to recognise provisions for claims arising from litigation when the occurrence of the claim is probable and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgements regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.

Held-to-maturity financial assets

Management have reviewed the Group's held-to-maturity financial assets in the light of its capital management and liquidity requirements and have confirmed the Group's positive intention and ability to hold those assets to maturity.

Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements include those of Telkom, its foreign and domestic subsidiaries and joint ventures. Subsidiaries are those entities over which financial and operating policies the Group has the ability to exercise control, so as to obtain majority of the benefits from their activities. Joint ventures are those enterprises over which the group exercises joint control in terms of a contractual agreement. Joint ventures are accounted for using the proportionate consolidation method on a line by line basis. Intra-group balances and transactions, and any unrealised gains and losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Transactions with jointly controlled entities together with related unrealised gains and losses and resulting balances are eliminated to the extent of the Group's interest in the entities. Consolidation commences from the date that effective control passes to the Group.

Business combinations

On acquisition of a subsidiary or joint venture, any excess of the purchase price over the fair value of the Group's interest in the net assets is recognised as goodwill. Minority interests are calculated on the fair value of assets and liabilities. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Group has control.

Minority shareholders are treated as equity participants and, therefore, all acquisitions of minority interest by the Group in subsidiary companies are accounted for using the parent entity extension method. Under this method, the assets and liabilities of the subsidiary are not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minority interest's share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition is therefore reflected as goodwill. Minority interests are separately presented in the consolidated financial statements.

Operating revenue

The Group provides fixed-line communication services, mobile communication services and other services. Other includes data services, directory services and communication related products. The Group provides such services to business, residential, payphone and mobile customers. Revenue represents the fair value of fixed or determinable consideration that has been received or is receivable.

Revenue for services is measured at amounts invoiced to customers and excludes Value Added Tax.

Revenue is recognised when there is evidence of an arrangement, collectability is reasonably assured, and the delivery of the product or service has occurred. In certain circumstances revenue is split into separately identifiable components and recognised when the related components are delivered in order to reflect the substance of the transaction. The value of components is determined using verifiable objective evidence. The Group does not provide customers with the right to a refund.

Fixed-line and Other

Subscriptions, connections and other usage

The Group provides telephone and data communication services under post paid and prepaid payment arrangements. Revenue includes fees for installation and activation, which are deferred over the expected customer relationship period. Costs incurred on first time installations that form an integral part of the network are capitalised and depreciated over the expected average customer relationship period. All other installation and activation costs are expensed as incurred.

Post paid and prepaid service arrangements include subscription fees, typically monthly fees, which are recognised over the subscription period.

Revenue related to sale of communication equipment, products and value-added services is recognised upon delivery and acceptance of the product or service by the customer.

Traffic (Domestic, Fixed-to-mobile and International)

Prepaid

Prepaid traffic service revenue collected in advance is deferred and recognised based on actual usage or upon expiration of the usage period, whichever comes first. The terms and conditions of certain prepaid products allow the carry over of unused minutes. Revenue related to the carry over of unused minutes is deferred until usage or expiration.

# Notes to the consolidated annual financial statements (continued)

2.   **Significant accounting policies** (continued)

Operating revenue (continued)

Fixed-line and Other (continued)

Traffic (Domestic, Fixed-to-mobile and
International) (continued)

### Payphones

Payphone service coin revenue is recognised when the service
is provided.

Payphone service card revenue collected in advance is deferred
and recognised based on actual usage or upon expiration of the
usage period, whichever comes first.

Telkom provides incentives to its retail payphone card distributors
as trade discounts. Revenue for retail payphone cards is recorded
as traffic revenue, net of these discounts as the cards are used.

### Postpaid

Revenue related to local, long distance, network-to-network,
roaming and international call connection services is recognised
when the call is placed or the connection provided.

### Interconnection

Interconnection revenue for call termination, call transit, and
network usage is recognised as the traffic flow occurs.

### Data

The Group provides data communication services under post paid
and prepaid payment arrangements. Revenue includes fees for
installation and activation, which are deferred over the expected
average customer relationship period. Costs incurred on first time
installations that form an integral part of the network are
capitalised and depreciated over the life of the expected average
customer relationship period. All other installation and activation
costs are expensed as incurred. Post paid and prepaid service
arrangements include subscription fees, typically monthly fees,
which are recognised over the subscription period.

### Directory services

Included in other are directory services. Revenue is recognised
when paper directories are released for distribution, as the
significant risks and rewards of ownership have been transferred
to the buyer. Electronic directories' revenue is recognised on a
monthly basis, as earned.

### Sundry revenue

Sundry revenue is recognised when the economic benefit flows to
the Group and the earnings process is complete.

### Dealer incentives

Telkom provides incentives to its retail payphone card distributors
as trade discounts. Incentives are based on sales volume and
value. Revenue for retail payphone cards is recorded as traffic
revenue, net of these discounts as the cards are used.

### Mobile

The Vodacom Group invoices its independent service providers for
the revenue billed by them on behalf of the Group. The Group,
within its contractual arrangements with its agents, pays them

administrative fees. The Group receives in cash, the net amount
equal to the gross revenue earned less the administrative fees
payable to the agents.

### Contract products

Contract products that may include deliverables such as a handset
and 24-month service are defined as arrangements with multiple
deliverables. The arrangement consideration is allocated to each
deliverable, based on the fair value of each deliverable on a stand
alone basis as a percentage of the aggregated fair value of the
individual deliverables. Revenue allocated to the identified
deliverables in each revenue arrangement and the cost applicable
to these identified deliverables are recognised based on the same
recognition criteria of the individual deliverable at the time the
product or service is delivered.

Vodacom revenue from the handset is recognised when the
product is delivered limited to the amount of cash received.
Monthly service revenue received from the customer is recognised
in the period in which the service is delivered. Airtime revenue is
recognised on the usage basis. The terms and conditions of the
bundled airtime products, where applicable, allow the carry over
of unused airtime. The unused airtime is deferred in full. Deferred
revenue related to unused airtime is recognised when utilised by
the customer. Upon termination of the customer contract, all
deferred revenue for unused airtime is recognised in revenue.

### Prepaid products

Prepaid products that may include deliverables such as a SIM-card
and airtime are defined as arrangements with multiple
deliverables. The arrangement consideration is allocated to each
deliverable, based on the fair value of each deliverable on a stand
alone basis as a percentage of the aggregated fair value of the
individual deliverables. Revenue allocated to the identified
deliverables in each revenue arrangement and the cost applicable
to these identified deliverables are recognised based on the same
recognition criteria of the individual deliverable at the time the
product or service is delivered.

- Revenue from the SIM-card representing activation fees is
  recognised over the average useful life of a prepaid customer.

- Airtime revenue is recognised on the usage basis. Unused
  airtime is deferred in full.

- Deferred revenue related to unused airtime is recognised when
  utilised by the customer. Upon termination of the customer
  relationship, all deferred revenue for unused airtime is
  recognised in revenue.

Upon purchase of an airtime voucher the customer receives the
right to make outgoing voice and data calls to the value of the
airtime voucher. Revenue is recognised as the customer utilises the
voucher.

Deferred revenue and costs related to unactivated starter packs
which do not contain any expiry date, is recognised in the period
when the probability of these starter packs being activated by a
customer becomes remote. In this regard the Group applies a
period of 36 months before these revenue and costs are released
to the consolidated income statement.

# Notes to the consolidated annual financial statements (continued)

## for the three years ended March 31, 2008

**2. Significant accounting policies** (continued)
**Operating revenue** (continued)
Mobile (continued)
Data

Revenue, net of discounts, from data services is recognised when the Group has performed the related service and depending on the nature of the service, is recognised either at the gross amounts billed to the customer or the amount receivable by the Group as commission for facilitating the service.

Equipment sales

All equipment sales are recognised only when delivery and acceptance has taken place. Equipment sales to third party service providers are recognised when delivery is accepted. No rights of return exist on sales to third party service providers.

Mobile number portability

Revenue transactions from mobile number portability are accounted for in terms of current business rules and revenue recognition policies above.

Interest on debtors' accounts

Interest is raised on overdue accounts on an effective interest rate method and recognised in the income statement.

Marketing

Marketing costs are recognised as an expense as incurred.

Incentives

Incentives paid to service providers and dealers for products delivered to the customer are expensed as incurred. Incentives paid to service providers and dealers for services delivered are expensed in the period that the related revenue is recognised.

Distribution incentives paid to service providers and dealers for exclusivity are deferred and expensed over the contractual relationship period.

Investment income

Dividends from investments are recognised on the date that the Group is entitled to the dividend. Interest is recognised on a time proportionate basis taking into account the principal amount outstanding and the effective interest rate.

Taxation

Current taxation

The charge for current taxation is based on the results for the year and is adjusted for non-taxable income and non-deductible expenditure. Current taxation is measured at the amount expected to be paid to the taxation authorities, using taxation rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation

Deferred taxation is accounted for using the balance sheet liability method on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax is not provided on the initial recognition of goodwill or initial recognition of assets or liabilities which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses, unused tax credits and deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised, except in respect of deductible temporary differences associated with investments in subsidiaries, associates and interest in joint ventures. Deferred income tax assets are recognised only to the extent that it is probable that temporary differences will reverse in the foreseeable future and taxable profit will be available against which temporary differences can be utilised.

Deferred tax relating to items recognised directly in equity are recognised in equity and not in the income statement.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Exchange differences arising from the translation of foreign deferred taxation assets and liabilities of foreign entities where the functional currency is different to the local currency, are classified as a deferred taxation expense or income.

Secondary taxation on companies

Secondary taxation on companies ('STC') is provided for at a rate of 10% (12.5% before October 1, 2007) on the amount by which dividends declared by the Group exceeds dividends received. Deferred tax on unutilised STC credits is recognised to the extent that STC payable on future dividend payments is likely to be available for set-off.

Property, plant and equipment

At initial recognition acquired property, plant and equipment are recognised at their purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates. The recognised cost includes any directly attributable costs for preparing the asset for its intended use. The cost of an item of property, plant and equipment is recognised as an asset if it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Each component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately. Depreciation is charged from the date the asset is available for use on a straight-line basis over the estimated useful life and ceases at the earlier of the date that the asset is classified as held for sale and the date the asset is derecognised. Idle assets continue to attract depreciation.

# Notes to the consolidated annual financial statements (continued)

2.   **Significant accounting policies** (continued)

Property, plant and equipment (continued)

The estimated useful life of individual assets and the depreciation method thereof are reviewed on an annual basis at balance sheet date. The depreciable amount is determined after taking into account the residual value of the asset. The residual value is the estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated cost of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. The residual values of assets are reviewed on an annual basis at balance sheet date.

Assets under construction represents freehold buildings, integral operating software, network and support equipment and includes all direct expenditure as well as related borrowing costs capitalised, but excludes the costs of abnormal amounts of waste material, labour, or other resources incurred in the production of self-constructed assets.

Freehold land is stated at cost and is not depreciated. Amounts paid by the Group on improvements to assets which are held in terms of operating lease agreements are depreciated on a straight-line basis over the shorter of the remaining useful life of the applicable asset or the remainder of the lease period. Where it is reasonably certain that the lease agreement will be renewed, the lease period equals the period of the initial agreement plus the renewal periods.

The estimated useful lives assigned to groups of property, plant and equipment are:

|  | Years |
| --- | --- |
| Freehold buildings | 15 to 40 |
| Leasehold buildings | 7 to 25 |
| Network equipment |  |
| Cables | 20 to 40 |
| Switching equipment | 2 to 18 |
| Transmission equipment | 5 to 18 |
| Other | 1 to 20 |
| Support equipment | 5 to 13 |
| Furniture and office equipment | 2 to 15 |
| Data processing equipment and software | 3 to 10 |
| Other | 2 to 15 |

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Intangible assets

Goodwill

Goodwill on acquisition is initially measured as being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, allocated to cash-generating units where relevant. Goodwill on the acquisition of subsidiaries and joint ventures is included in intangible assets. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses, once the impairment is recognised it is not reversed. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Licences, software, trademarks, copyrights and other

At initial recognition acquired intangible assets are recognised at their purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates. The recognised cost includes any directly attributable costs for preparing the asset for its intended use. Internally generated intangible assets are recognised at cost comprising all directly attributable costs necessary to create and prepare the asset to be capable of operating in the manner intended by management. Licences, software, trademarks, copyrights and other intangible assets are carried at cost less accumulated amortisation and any accumulated impairmentlosses. Amortisation commences when the intangible assets are available for their intended use and is recognised on a straight-line basis over the assets' expected useful lives. Amortisation ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognised.

The residual value of intangible assets is the estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated cost of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. Due to the nature of the asset the residual value is assumed to be zero unless there is a commitment by a third party to purchase the asset at the end of its useful life or when there is an active market that is likely to exist at the end of the asset's useful life, which can be used to estimate the residual values. The residual values of intangible assets, amortisation methods and their useful lives are reviewed on an annual basis at balance sheet date.

Intangible assets with indefinite useful lives and intangible assets not yet available for use, are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

# Notes to the consolidated annual financial statements (continued)

## for the three years ended March 31, 2008

**2.   Significant accounting policies** (continued)

Intangible assets (continued)

Licences, software, trademarks, copyrights and other (continued)

Assets under construction represent application and other non integral software and includes all direct expenditure as well as related borrowing costs capitalised, but excludes the costs of abnormal amounts of waste material, labour, or other resources incurred in the production of self-constructed assets.

Intangible assets are derecognised when they have been disposed of or when the asset is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of assets are recognised in the income statement in the year in which they arise.

The expected useful lives assigned to intangible assets are:

|  | Years |
| --- | --- |
| Licences | 5 to 30 |
| Software | 2 to 10 |
| Trademarks, copyrights and other | 3 to 15 |

Asset retirement obligations

Asset retirement obligations related to property, plant and equipment and intangible assets are recognised at the present value of expected future cash flows when the obligation to dismantle or restore the site arises. The increase in the related asset's carrying value is depreciated over its estimated useful life. The unwinding of the discount is included in finance charges and fair value movements. Changes in the measurement of an existing liability that result from changes in the estimated timing or amount of the outflow of resources required to settle the liability, or a change in the discount rate are accounted for as increases or decreases to the original cost of the recognised assets. If the amount deducted exceeds the carrying amount of the asset, the excess is recognised immediately in profit or loss.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a complete sale within one year from the date of classification. Assets are no longer depreciated when they are classified into the category.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less cost to sell.

Impairment of property, plant and equipment and intangible assets

The Group regularly reviews its assets, other than financial instruments, and cash-generating units for any indication of impairment. When indicators, including changes in technology,

market, economic, legal and operating environments occur and could result in changes of the asset's or cash-generating unit's estimated recoverable amount, an impairment test is performed.

The recoverable amount of assets or cash-generating units is measured using the higher of the fair value less costs to sell and its value in use, which is the present value of projected cash flows covering the remaining useful lives of the assets. Impairment losses are recognised when the asset's carrying value exceeds its estimated recoverable amount. Where applicable, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Previously recognised impairment losses, other than goodwill, are reviewed annually for any indication that it may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset is estimated. Such impairment losses are reversed through the income statement if the recoverable amount has increased as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in prior years. Impairment on goodwill is not reversed.

Repairs and maintenance

The Group expenses all costs associated with repairs and maintenance, unless it is probable that such costs would result in increased future economic benefits flowing to the Group, and the costs can be reliably measured.

Borrowing costs

Financing costs directly associated with the acquisition or construction of assets that require more than three months to complete and place in service are capitalised at interest rates relating to loans specifically raised for that purpose, or at the weighted average borrowing rate where the general pool of Group borrowings was utilised. Other borrowing costs are expensed as incurred.

Deferred revenue and expenses

Activation revenue and costs are recognised in accordance with the principles contained in Emerging Issues Task Force Issue No 00-21, Revenue Arrangements with Multiple Deliverables ('EITF 00-21'), issued in the United States. This results in activation revenue and costs up to the amount of the deferred revenue being deferred and recognised systematically over the expected duration of the customer relationship because it is considered to be part of the customers' ongoing rights to telecommunication services and the operator's continuing involvement. The excess of the costs over revenues is expensed immediately.

Inventories

Installation material, maintenance and network equipment inventories are stated at the lower of cost, determined on a weighted average basis, or estimated net realisable value. Merchandise inventories are stated at the lower of cost, determined on a first-in first-out ('FIFO') basis, or estimated net realisable value. Write-down of inventories arises when, for example, goods are damaged or when net realisable value is lower than carrying value.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

2.    **Significant accounting policies** (continued)

### Financial instruments

#### Recognition and initial measurement

All financial instruments are initially recognised at fair value, plus, in the case of financial assets and liabilities not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue. Financial instruments are recognised when the Group becomes a party to their contractual arrangements. All regular way transactions are accounted for on settlement date. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

#### Subsequent measurement

Subsequent to initial recognition, the Group classifies financial assets as 'at fair value through profit or loss', 'held-to-maturity investments', 'loans and receivables', or 'available-for-sale'. The measurement of each is set out below and presented in a table in note 12.

The fair value of financial assets and liabilities that are actively traded in financial markets is determined by reference to quoted market prices at the close of business on the balance sheet date. Where there is no active market, fair value is determined using valuation techniques such as discounted cash flow analysis.

#### Financial assets at fair value through profit or loss

The Group classifies financial assets that are held for trading in the category 'financial assets at fair value through profit or loss'. This category includes bills of exchange and promissory notes. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the future. Derivatives not designated as hedges are also classified as held for trading. On remeasurement to fair value the gains or losses on held for trading financial assets are recognised in net finance charges and fair value movements for the year.

Gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement within 'finance charges and fair value movements' in the period which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when the Group's right to receive payment is established.

#### Held-to-maturity financial assets

The Group classifies non-derivative financial assets with fixed or determinable payments and fixed maturity dates as held-to-maturity when the Group has the positive intention and ability to hold to maturity. This category includes bills of exchange and promissory notes. These assets are subsequently measured at amortised cost. Amortised cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest rate method. This calculation includes all fees paid or received between parties to the contract. For investments carried at amortised cost, gains and losses are recognised in net profit or loss when the investments are sold or impaired.

#### Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest rate method. Trade receivables are subsequently measured at the original invoice amount where the effect of discounting is not material.

#### Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative assets that are designated as available-for-sale, or are not classified in any of the three preceding categories. Equity instruments are all treated as available-for-sale financial instruments. After initial recognition, available-for-sale financial assets are measured at fair value, with gains and losses being recognised as a separate component of equity.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in carrying amount of the security. The translation differences on monetary securities are recognised in profit or loss, while translation differences on non-monetary securities are recognised in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised directly in equity. When an investment is derecognised or determined to be impaired, the cumulative gain or loss previously recorded in equity is recognised in profit or loss.

#### Financial liabilities at fair value through profit or loss

Financial liabilities are classified as at fair value through profit or loss ('FVTPL') where the financial liability is either held for trading or it is designated as at FVTPL.

A financial liability is classified as held for trading:

• if it is acquired for the purpose of settling in the near term; or

• if it is a derivative that is not designated and effective as a hedging instrument.

Financial liabilities at a FVTPL are stated at fair value, with any resultant gains or losses recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability.

#### Other financial liabilities

Other financial liabilities are subsequently measured at amortised cost using the effective interest rate method, with interest expense recognised in finance charges and fair value movements, on an effective yield basis.

The effective interest rate is the rate that accurately discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

#### Financial guarantee contracts

Financial guarantee contracts are subsequently measured at the higher of the amount determined in accordance with IAS37 Provisions, Contingent Liabilities and Contingent Assets or the amount initially recognised less, when appropriate, cumulative amortisation, recognised in accordance with IAS18 Revenue.

2.   **Significant accounting policies** (continued)

Financial instruments (continued)

Put option

A contract that contains an obligation for the Group to purchase its own equity instruments for cash or another financial asset gives rise to a financial liability and is accounted for at the present value of the redemption amount. On initial recognition its fair value is reclassified directly from equity. Subsequent changes in the liability are included in profit or loss. On expiry or exercise of the option the carrying value of the liability is reclassified directly to equity.

Cash and cash equivalents

Cash and cash equivalents are measured at amortised cost. This comprise cash on hand, deposits held on call and term deposits with an initial maturity of less than three months when entered into.

For the purpose of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents defined above, net of credit facilities utilised.

Capital and money market transactions

New bonds and commercial paper bills issued are subsequently measured at amortised cost using the effective interest rate method.

Bonds issued where Telkom is a buyer and seller of last resort are carried at fair value. The Group does not actively trade in bonds.

Derecognition

A financial instrument or a portion of a financial instrument will be derecognised and a gain or loss recognised when the Group's contractual rights expire, financial assets are transferred or financial liabilities are extinguished. On derecognition of a financial asset or liability, the difference between the consideration and the carrying amount on the settlement date is included in finance charges and fair value movements for the year. For available-for-sale assets, the fair value adjustment relating to prior revaluations of assets is transferred from equity and recognised in finance charges and fair value movements for the year.

Bonds and commercial paper bills are derecognised when the obligation specified in the contract is discharged. The difference between the carrying value of the bond and the amount paid to extinguish the obligation is included in finance charges and fair value movements for the year.

Impairment of financial assets

At each balance sheet date an assessment is made of whether there are any indicators of impairment of a financial asset or a group of financial assets based on observable data about one or more loss events that occurred after the initial recognition of the asset or the group of assets. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed

through the income statement. The recoverable amount of financial assets carries at amortised cost is calculated as the present value of expected future cash flows discounted at the original effective interest rate of the asset.

If, in a subsequent period, the amount of the impairment loss for financial assets decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed except for those financial assets classified as available-for-sale and carried at cost that are not reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date. Reversals in respect of equity instruments classified as available-for-sale are not recognised. Reversals of impairment losses on debt instruments classified as available-for-sale are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised through the income statement.

Foreign currencies

Each entity within the Group determines its functional currency. The Group's presentation currency is the South African Rand ('ZAR').

Transactions denominated in foreign currencies are measured at the rate of exchange at transaction date. Monetary items denominated in foreign currencies are remeasured at the rate of exchange at settlement date or balance sheet date whichever occurs first. Exchange differences on the settlement or translation of monetary assets and liabilities are included in finance charges and fair value movements in the period in which they arise.

The annual financial statements of foreign operations are translated into South African Rand, the Group's presentation currency, for incorporation into the consolidated annual financial statements. Assets and liabilities are translated at the foreign exchange rates ruling at the balance sheet date. Income, expenditure and cash flow items are measured at the actual foreign exchange rate or average foreign exchange rates for the period. All resulting unrealised exchange differences are classified as equity. On disposal, the cumulative amounts of unrealised exchange differences that have been deferred are recognised in the consolidated income statement as part of the gain or loss on disposal.

All gains and losses on the translation of equity loans to foreign operations that are intended to be permanent whether they are denominated in one of the entities functional currencies or in a third currency, are recognised in equity.

F-18

Goodwill and intangible assets arising on the acquisition of a foreign operation are treated as assets of the foreign operation and translated at the foreign exchange rates ruling at balance sheet date.

Treasury shares

Where the Group acquires, or in substance acquires, Telkom shares, such shares are measured at cost and disclosed as a reduction of equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group's own equity instruments. Such shares are not remeasured for changes in fair value.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

2.  **Significant accounting policies** (continued)

Insurance contracts

Premiums written comprise the premiums on insurance contracts entered into during the year, irrespective of whether they relate in whole or in part to a later accounting period. Premiums are disclosed gross of commission to intermediaries and exclude Value Added Tax. Premiums written include adjustments to premiums written in prior accounting periods. Outward reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct insurance business assumed. The net earned portion of premiums received is recognised as revenue. Premiums are earned from the date of attachment of risk, over the indemnity period, based on the pattern of risks underwritten. Outward reinsurance premiums are recognised as an expense in accordance with the pattern of indemnity received.

The provision for unearned premiums comprises the proportion of premiums written which is estimated to be earned in subsequent financial years, computed separately for each insurance contract using a time proportionate basis or another suitable basis for uneven risk contracts.

Claims incurred consist of claims and claims handling expenses paid during the financial year together with the movement in the provision for outstanding claims. Claims outstanding comprise provisions for the Group's estimate of the ultimate cost of settling all claims incurred but unpaid at the balance sheet date whether reported or not, and an appropriate risk margin.

A reserve in equity is made for the full amount of the contingency reserve as required by the regulatory authorities in South Africa. Transfers to and from this reserve are treated as appropriations of retained earnings.

Leases

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. All other leases are classified as operating leases.

Where the Group enters into a service agreement as a supplier or a customer that depends on the use of a specific asset, and conveys the right to control the use of the specific asset, the arrangement is assessed to determine whether it contains a lease. Once it has been concluded that an arrangement contains a lease, it is assessed against the criteria in IAS17 to determine if the arrangement should be recognised as a finance lease or operating lease.

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification unless it is impracticable to do so.

Lessee

Operating lease payments are recognised in the income statement on a straight-line basis over the lease term.

Assets acquired in terms of finance leases are capitalised at the lower of fair value or the present value of the minimum lease payments at inception of the lease and depreciated over the lesser of the useful life of the asset or the lease term. The capital element of future obligations under the leases is included as a liability in the balance sheet. Lease finance costs are amortised in the income statement over the lease term using a constant periodic rate of interest. Where a sale and leaseback transaction results in a

finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the term of the lease.

Lessor

Operating lease revenue is recognised in the income statement on a straight-line basis over the lease term.

Assets held under a finance lease are recognised in the balance sheet and presented as a receivable at an amount equal to the net investment in the lease. The recognition of finance income is based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Employee benefits

Post-employment benefits

The Group provides defined benefit and defined contribution plans for the benefit of employees. These plans are funded by the employees and the Group, taking into account recommendations of the independent actuaries. The post-retirement telephone rebate liability is unfunded.

Defined contribution plans

The Group's funding of the defined contribution plans is charged to employee expenses in the same year as the related service is provided.

Defined benefit plans

The Group provides defined benefit plans for pension, retirement, post-retirement medical aid benefits and telephone rebates to qualifying employees. The Group's net obligation in respect of defined benefits is calculated separately for each plan by estimating the amount of future benefits earned in return for services rendered.

The amount recognised in the balance sheet represents the present value of the defined benefit obligations, calculated by using the projected unit credit method, as adjusted for unrecognised actuarial gains and losses, unrecognised past service costs and reduced by the fair value of the related plan assets. The amount of any surplus recognised and reflected as deferred expenses is limited to unrecognised actuarial losses and past service costs plus the present value of available refunds and reductions in future contributions to the plan. To the extent that there is uncertainty as to the entitlement to the surplus, no asset is recognised. No gain is recognised solely as a result of an actuarial loss or past service cost in the current period and no loss is recognised solely as a result of an actuarial gain or past service cost in the current period.

Actuarial gains and losses are recognised as employee expenses when the cumulative unrecognised gains and losses for each individual plan exceed 10% of the greater of the present value of the Group's obligation and the fair value of plan assets at the beginning of the year. These gains or losses are amortised on a straight-line basis over ten years for all the defined benefit plans, except gains or losses related to the pensioners in the Telkom Retirement Fund or unless the standard required faster recognition. For the Telkom Retirement Fund pensioners, the cumulative unrecognised actuarial gains and losses in excess of the 10% corridor at the beginning of the year are recognised immediately.

# Notes to the consolidated annual financial statements (continued)

2. **Significant accounting policies** (continued)

Employee benefits (continued)

Defined benefit plans (continued)

Past service costs are recognised immediately to the extent that the benefits are vested, otherwise they are recognised on a straight-line basis over the average period the benefits become vested.

Leave benefits

Annual leave is provided for over the period that the leave accrues and is subject to a cap of 22 days.

Workforce reduction

Workforce reduction expenses are payable when employment is terminated before the normal retirement age or when an employee accepts voluntary redundancy in exchange for benefits. Workforce reduction benefits are recognised when the entity is demonstrably committed and it is probable that the expenses will be incurred. In the case of an offer made to encourage voluntary redundancy, the measurement of termination benefits is based on the number of employees expected to accept the offer.

Deferred bonus incentives

Employees of the wholly owned subsidiaries of Vodacom, including executive directors, are eligible for compensation benefits in the form of a Deferred Bonus Incentive Scheme. The benefit is recorded at the present value of the expected future cash outflows.

Share-based compensation

The grants of equity instruments, made to employees in terms of the Telkom Conditional Share Plan, are classified as equity-settled share-based payment transactions. The expense relating to the services rendered by the employees, and the corresponding increase in equity, is measured at the fair value of the equity instruments at their date of grant based on the market price at grant date, adjusted for the lack of entitlement to dividends during the vesting period. This compensation cost is recognised over the vesting period, based on the best available estimate at each balance sheet date of the number of equity instruments that are expected to vest.

Short-term employee benefits

The cost of all short-term employee benefits is recognised during the year the employees render services, unless the Group uses the services of employees in the construction of an asset and the benefits received meet the recognition criteria of an asset, at which stage it is included as part of the related property, plant and equipment or intangible asset item.

Long-term incentive provision

The Vodacom Group provides long-term incentives to eligible employees payable on termination or retirement. The Group's liability is based on an actuarial valuation. Actuarial gains and losses are recognised as employee expenses.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of the provision is the present value of the expenditures expected to be required to settle the obligation.

Segmental reporting

As of the beginning of the year the Group identified a new segment called 'Other', and is now managed in three business segments, which form the primary segment reporting basis: Fixed-line, Mobile and Other. The Other business segment includes newly acquired Multi-Links Telecommunications Limited and Africa Online Limited, as well as the Telkom Media Group. It also includes TDS Directory Operations Group and Swiftnet (Proprietary) Limited, which were previously included in the Fixed-line segment. The corporate information has also been updated to reflect the above changes.

The Group's three segments operate in South Africa, and other African countries. The geographical location of the Group's customers has been identified as the secondary basis for segment reporting.

The Fixed-line business segment provides local telephony and data, domestic and international long-distance services as well as leased lines, data transmission and internet access.

The Mobile business segment provides mobile telephony services as well as the sale of mobile equipment.

The Other business segment provides directory services, fixed, mobile, data and international telecommunication services throughout other African countries.

Inter-segment transactions are accounted for in the same way as transactions to third parties at current market prices.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **3. Revenue** | | | |
| 3.1 Total revenue | 48,260 | 52,157 | 56,865 |
| Operating revenue | 47,625 | 51,619 | 56,285 |
| Other income (excluding profit on disposal of property, plant and equipment, intangible assets and investments, refer to note 4) | 238 | 303 | 383 |
| Investment income (refer to note 6) | 397 | 235 | 197 |
| 3.2 Operating revenue | 47,625 | 51,619 | 56,285 |
| Fixed-line | 31,832 | 32,345 | 32,572 |
| Mobile | 17,021 | 20,573 | 24,089 |
| Other | 952 | 979 | 1,993 |
| Eliminations | (2,180) | (2,278) | (2,369) |
| Fixed-line | 31,832 | 32,345 | 32,572 |
| Subscriptions, connections and other usage | 5,803 | 6,286 | 6,330 |
| Traffic | 17,563 | 16,740 | 15,950 |
| Domestic (local and long distance) | 8,915 | 7,563 | 6,328 |
| Fixed-to-mobile | 7,647 | 7,646 | 7,557 |
| International (outgoing) | 1,001 | 988 | 986 |
| Subscription based calling plans * | – | 543 | 1,079 |
| Interconnection | 1,654 | 1,639 | 1,757 |
| Data | 6,674 | 7,489 | 8,308 |
| Sundry revenue | 138 | 191 | 227 |
| Mobile | 17,021 | 20,573 | 24,089 |
| Airtime and access | 10,043 | 11,854 | 13,548 |
| Data revenue | 1,019 | 1,671 | 2,501 |
| Interconnect revenue | 3,348 | 3,918 | 4,443 |
| Equipment sales | 1,993 | 2,350 | 2,526 |
| International airtime | 486 | 653 | 918 |
| Other | 132 | 127 | 153 |

*The Group has reclassified calling plans from domestic traffic into a separate revenue line item to disclose revenue earned from subscription based calling plans. Amounts for the year ended March 31, 2006 were not restated as they were considered to be immaterial.

Fixed-line revenue has been restated as a result of changes in the segment structure.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **4. Other income** | 480 | 384 | 534 |
| Other income (included in Total revenue, refer to note 3) | 238 | 303 | 383 |
| Interest received from trade receivables | 136 | 190 | 257 |
| Sundry income | 102 | 113 | 126 |
| Profit on disposal of property, plant and equipment and intangible assets | 79 | 29 | 147 |
| Profit on disposal of investment and subsidiary | 163 | 52 | 4 |

The increase in profit on disposal of property, plant and equipment and intangible assets is due to the increased volumes and values on the sale of Telkom properties in alignment with Telkom's strategy of disposing of non-core assets.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **5. Operating expenses** | | | |
| Operating expenses comprise: | | | |
| 5.1 Employee expenses | 7,489 | 8,454 | 9,220 |
| Salaries and wages | 5,566 | 6,362 | 7,144 |
| Medical aid contributions | 371 | 385 | 417 |
| Retirement contributions | 435 | 496 | 598 |
| Post-retirement pension and retirement fund (refer to note 29) | (58) | 33 | 5 |
| Current service cost | 4 | 5 | 5 |
| Interest cost | 364 | 329 | 509 |
| Expected return on plan assets | (454) | (508) | (713) |
| Actuarial loss/(gain) | 78 | (136) | (16) |
| Settlement loss | – | 21 | (2) |
| Asset limitation | (50) | 322 | 222 |
| Post-retirement medical aid (refer to note 28 and 29) | 361 | 330 | 278 |
| Current service cost | 48 | 83 | 84 |
| Interest cost | 249 | 286 | 322 |
| Expected return on plan asset | – | (188) | (257) |
| Actuarial loss | 63 | 149 | 129 |
| Settlement loss | 7 | – | – |
| Curtailment gain | (6) | – | – |
| Telephone rebates (refer to note 28 and 29) | 19 | 104 | 27 |
| Current service cost | 3 | 4 | 3 |
| Interest cost | 16 | 19 | 22 |
| Past service cost | – | 76 | 2 |
| Actuarial loss | – | 5 | – |
| Share-based compensation expense (refer to note 23) | 127 | 141 | 522 |
| Other benefits* | 1,288 | 1,299 | 1,015 |
| Employee expenses capitalised | (620) | (696) | (786) |

\*Other benefits
Other benefits include skills development, annual leave, performance incentive and service bonuses.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| 5.2 Payments to other operators | 6,826 | 7,590 | 9,169 |

Payments to other network operators consist of expenses in respect of interconnection with other network operators.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| 5.3 Selling, general and administrative expenses | 10,273 | 12,902 | 14,409 |
| Selling and administrative expenses | 7,240 | 9,248 | 10,352 |
| Maintenance | 1,928 | 2,286 | 2,508 |
| Marketing | 899 | 1,215 | 1,249 |
| Bad debts (refer to note 18) | 206 | 153 | 300 |

F-22

# Notes to the consolidated annual financial statements (continued)

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **5. Operating expenses** (continued) | | | |
| 5.4 Service fees | 2,114 | 2,291 | 2,571 |
| Facilities and property management | 1,110 | 1,142 | 1,228 |
| Consultancy services | 182 | 266 | 291 |
| Security and other | 772 | 821 | 982 |
| Auditors' remuneration | 50 | 62 | 70 |
| Audit services | 38 | 61 | 69 |
| Company auditors | 28 | 48 | 46 |
| Current year | 26 | 47 | 43 |
| Prior year underprovision | 2 | 1 | 3 |
| Other auditors – current year | 10 | 13 | 23 |
| Audit related services | 9 | – | 1 |
| Company auditors – current year | 6 | – | – |
| Other auditors | 3 | – | 1 |
| Other services | 3 | 1 | – |

The increase in security costs is mainly attributable to Telkom's drive to minimise cable theft.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| 5.5 Operating leases | 850 | 981 | 838 |
| Land and buildings | 221 | 284 | 170 |
| Transmission and data lines | 42 | 63 | 187 |
| Equipment | 78 | 80 | 50 |
| Vehicles | 509 | 554 | 431 |
| 5.6 Depreciation, amortisation, impairment and write-offs | 5,876 | 5,315 | 6,130 |
| Depreciation of property, plant and equipment (refer to note 10) | 5,154 | 4,483 | 4,855 |
| Amortisation of intangible assets (refer to note 11) | 560 | 536 | 746 |
| Impairment of property, plant and equipment and intangible assets (refer to note 10 and 11) | – | 12 | 244 |
| Reversal of impairment of property, plant and equipment (refer to note 10) | (26) | – | – |
| Write-offs of property, plant and equipment and intangible assets (refer to note 10 and 11) | 188 | 284 | 285 |

In recognition of the changed usage patterns of certain items of property, plant and equipment and intangible assets, the Group reviewed their remaining useful lives as at March 31. The assets affected were certain items included in Network equipment, Support equipment, Furniture and office equipment, Data processing equipment and software and Intangible assets. The revised estimated useful lives of these assets as set out below, resulted in a decrease of the current year depreciation and amortisation charges of R198 million (2007: R983 million).

| | Previous life Years | Revised life Years |
|---|---|---|
| **5.** **Operating expenses** (continued) | | |
| 5.6 Depreciation, amortisation, impairment and write-offs (continued) | | |
| Property, plant and equipment | | |
| Network equipment | | |
| Switching equipment | 5 – 18 | 2 – 18 |
| Other | 2 – 20 | 1 – 20 |
| Support equipment | 8 – 13 | 5 – 13 |
| Furniture and office equipment | 4 – 15 | 2 – 15 |
| Data processing equipment and software | 5 – 10 | 3 – 10 |
| Intangible assets | | |
| Subscriber bases | 3 – 8 | 4 – 10 |
| Software | 5 –10 | 2 – 10 |

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **6.** **Investment income** | 397 | 235 | 197 |
| Interest received | 347 | 232 | 197 |
| Dividends received from investments | 50 | 3 | – |

Included in investment income is an amount of R169 million (2007: R222 million; 2006: R347 million) which relates to interest earned from financial assets not measured at fair value through profit or loss.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **7.** **Finance charges and fair value movements** | 1,223 | 1,125 | 1,803 |
| Finance charges on interest-bearing debt | 1,346 | 1,327 | 1,885 |
| Local debt | 1,506 | 1,488 | 2,041 |
| Foreign debt | 9 | – | 19 |
| Less: Finance costs capitalised | (169) | (161) | (175) |
| Foreign exchange gains and losses and fair value movement | (123) | (202) | (82) |
| Foreign exchange losses | 47 | 246 | 114 |
| Fair value adjustments on derivative instruments | (170) | (448) | (196) |
| Capitalisation rate | 13.91% | 14.77% | 12.60% |

During the year gains of R8 million (2007: RNil; 2006: RNil) from available-for-sale instruments were recognised directly in equity.

Included in finance charges is an amount of R1,831 million (2007: R1,321 million; 2006: R1,341 million) which relates to interest paid on financial liabilities not measured at fair value through profit or loss.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **8. Taxation** | 4,523 | 4,731 | 4,704 |
| South African normal company taxation | 3,763 | 3,528 | 3,756 |
| Current tax | 3,754 | 3,564 | 3,764 |
| Underprovision/(overprovision) for prior year | 9 | (36) | (8) |
| Deferred taxation | 173 | 516 | 219 |
| Temporary differences – normal company taxation | 229 | 584 | 141 |
| Temporary difference – Secondary Taxation on Companies ('STC') tax credits utilised/(raised) | 51 | (69) | 190 |
| Change in tax rate | – | – | (59) |
| (Overprovision)/underprovision for prior year | (107) | 1 | (53) |
| Secondary Taxation on Companies | 585 | 670 | 678 |
| Foreign taxation | 2 | 17 | 51 |

The net deferred taxation expense results mainly from the extension of useful lives, offset slightly by an increase in the STC tax credits.

The STC expense was provided for at a rate of 10% (12.5% before October 1, 2007) on the amount by which dividends declared exceeded dividends received. Deferred tax expense relating to STC credits are provided for at a rate of 10%.

| | % | % | % |
|---|---|---|---|
| Reconciliation of taxation rate | | | |
| Effective rate | 32.7 | 34.9 | 36.5 |
| South African normal rate of taxation | 29.0 | 29.0 | 29.0 |
| Adjusted for: | 3.7 | 5.8 | 7.5 |
| Change in tax rate | – | – | (0.5) |
| Exempt income | (1.3) | (0.2) | (0.5) |
| Disallowable expenditure | 0.9 | 1.2 | 2.9 |
| Tax losses not utilised | 0.6 | – | (0.7) |
| STC tax credits utilised/(raised) | 0.4 | (0.3) | 1.5 |
| STC tax charge | 4.2 | 4.9 | 5.3 |
| Capital gains tax | – | 0.8 | – |
| Net overprovision for prior year | (1.1) | (0.5) | (0.5) |
| Utilisation of assessed loss | – | (0.1) | – |

Where required, provisions have been made or adjusted for anticipated obligations related to various ongoing investigations by tax authorities on indirect taxes. The provisions made include estimates of anticipated interest and penalties where appropriate. As of March 31, 2008, the Group has accrued for tax obligations in the amount of RNil million (2007: RNil; 2006: R199 million). These amounts represent what management believes will be the probable outcome of such disputes for all tax years for which additional taxes can be assessed.

Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | | 2006 | 2007 | 2008 |
|---|---|---|---|---|
| **9.** | **Earnings per share** | | | |
| | Basic earnings per share (cents) | 1,746.1 | 1,681.0 | 1,565.0 |
| | The calculation of earnings per share is based on profit attributable to equity holders of Telkom for the year of R7,975 million (2007: R8,646 million; 2006: R9,189 million) and 509,595,092 (2007: 514,341,284; 2006: 526,271,095) weighted average number of ordinary shares in issue. | | | |
| | Diluted earnings per share (cents) | 1,736.6 | 1,676.3 | 1,546.9 |
| | The calculation of diluted earnings per share is based on earnings for the year of R7,975 million (2007: R8,646 million; 2006: R9,189 million) and 515,541,968 diluted weighted average number of ordinary shares (2007: 515,763,581; 2006: 529,152,320). The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan. | | | |
| | Headline earnings per share (cents)* | 1,728.6 | 1,710.7 | 1,634.8 |
| | The calculation of headline earnings per share is based on headline earnings of R8,331 million (2007: R8,799 million; 2006: R9,097 million) and 509,595,092 (2007: 514,341,284; 2006: 526,271,095) weighted average number of ordinary shares in issue. | | | |
| | Diluted headline earnings per share (cents)* | 1,719.2 | 1,706.0 | 1,616.0 |
| | The calculation of diluted headline earnings per share is based on headline earnings of R8,331 million (2007: R8,799 million; 2006: R9,097 million) and 515,541,968 (2007: 515,763,581; 2006: 529,152,320) diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan. | | | |
| | Reconciliation of weighted average number of ordinary shares: | | | |
| | Ordinary shares in issue (refer to note 21) | 557,031,821 | 544,944,901 | 532,855,530 |
| | Weighted average number of shares bought back | (7,211,710) | (7,442,253) | (1,594,241) |
| | Weighted average number of treasury shares | (23,549,016) | (23,161,364) | (21,666,197) |
| | Weighted average number of shares outstanding | 526,271,095 | 514,341,284 | 509,595,092 |

*The disclosure of headline earnings is a requirement of the JSE Limited and is not a recognised measure under IFRS. It has been calculated in accordance with the South African Institute of Chartered Accountants' circular issued in this regard.

The effect of the increase in the interest expense as a result of the increase in borrowings is a reduction in the basic earnings per share of 63.4 cents and a reduction in headline earnings per share of 62.7 cents.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | Gross*<br>Rm | Net<br>Rm |
|---|---|---|
| **9.   Earnings per share** (continued) | | |
| **2008** | | |
| Reconciliation between earnings and headline earnings: | | |
| Earnings as reported | | 7,975 |
| Profit on disposal of investments (Available-for-sale) | (4) | (3) |
| Profit on disposal of property, plant and equipment and intangible assets | (147) | (104) |
| Impairment loss on property, plant and equipment and intangible assets | 248 | 244 |
| Write-offs of property, plant and equipment and intangible assets | 285 | 219 |
| Headline earnings | | 8,331 |
| **2007** | | |
| Reconciliation between earnings and headline earnings: | | |
| Earnings as reported | | 8,646 |
| Profit on disposal of investments (Available-for-sale) | (52) | (37) |
| Profit on disposal of property, plant and equipment and intangible assets | (29) | (21) |
| Impairment loss on property, plant and equipment and intangible assets | 12 | 9 |
| Write-offs of property, plant and equipment and intangible assets | 284 | 202 |
| Headline earnings | | 8,799 |
| **2006** | | |
| Reconciliation between earnings and headline earnings: | | |
| Earnings as reported | | 9,189 |
| Profit on disposal of investments (Available-for-sale) | (163) | (116) |
| Profit on disposal of property, plant and equipment and intangible assets | (79) | (56) |
| Reversal of impairment loss on property, plant and equipment and intangible assets | (26) | (18) |
| Write-offs of property, plant and equipment and intangible assets | 188 | 133 |
| Acquisition of subsidiary | (35) | (35) |
| Headline earnings | | 9,097 |

*These are the gross amounts, before deducting taxation and minority interests.

| | 2006 | 2007 | 2008 |
|---|---|---|---|
| Reconciliation of diluted weighted average number<br>of ordinary shares: | | | |
| Weighted average number of share outstanding | 526,271,095 | 514,341,284 | 509,595,092 |
| Expected future vesting of shares | 2,881,225 | 1,422,297 | 5,946,876 |
| Dilluted weighted average number of shares outstanding | 529,152,320 | 515,763,581 | 515,541,968 |
| Dividend per share (cents) | 900.0 | 900.0 | 1,100.0 |

The calculation of dividend per share is based on dividends of R5,627 million (2007: R4,678 million; 2006: R4,801 million) declared on June 8, 2007 and 511,513,239 (2007: 519,711,238; 2006: 533,465,573) number of ordinary shares outstanding on the date of dividend declaration. The reduction in the number of shares represents the number of treasury shares held on date of payment.

for the three years ended March 31, 2008

| | 2006 | | | 2007 | | | 2008 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Cost Rm | Accumulated depreciation Rm | Carrying value Rm | Cost Rm | Accumulated depreciation Rm | Carrying value Rm | Cost Rm | Accumulated depreciation Rm | Carrying value Rm |
| **10. Property, plant and equipment** | | | | | | | | | |
| Freehold land and buildings | 4,510 | (1,811) | 2,699 | 4,594 | (1,837) | 2,757 | 4,931 | (2,010) | 2,921 |
| Leasehold buildings | 940 | (322) | 618 | 926 | (362) | 564 | 1,052 | (418) | 634 |
| Network equipment | 59,418 | (30,477) | 28,941 | 63,003 | (31,820) | 31,183 | 69,572 | (35,214) | 34,358 |
| Support equipment | 3,740 | (2,419) | 1,321 | 4,045 | (2,436) | 1,609 | 4,355 | (2,635) | 1,720 |
| Furniture and office equipment | 469 | (335) | 134 | 536 | (366) | 170 | 568 | (377) | 191 |
| Data processing equipment and software | 5,612 | (3,530) | 2,082 | 5,836 | (3,707) | 2,129 | 6,279 | (3,904) | 2,375 |
| Under construction | 1,320 | – | 1,320 | 2,536 | – | 2,536 | 4,200 | – | 4,200 |
| Other | 552 | (393) | 159 | 860 | (554) | 306 | 1,046 | (630) | 416 |
| | 76,561 | (39,287) | 37,274 | 82,336 | (41,082) | 41,254 | 92,003 | (45,188) | 46,815 |

A major portion of this capital expenditure relates to the expansion of existing networks and services. An extensive build program with focus on Next Generation Network technologies has resulted in an increase in property, plant and equipment additions which is expected to continue over the next few years.

Fully depreciated assets with a cost of R498 million (2007: R1,225 million; 2006: R3,724 million) were derecognised in the 2008 financial year. This has reduced both the cost price and accumulated depreciation of property, plant and equipment.

Property, plant and equipment with a carrying value of R681 million (2007: R575 million; 2006: R624 million) are pledged as security. Details of the loans are disclosed in note 27.

The carrying amounts of property, plant and equipment can be reconciled as follows:

| | Carrying value at beginning of year Rm | Additions Rm | Business combinations Rm | Transfers Rm | Foreign currency translation Rm | Impairment, write-offs and reversals Rm | Disposals Rm | Depreciation Rm | Carrying value at end of year Rm |
|---|---|---|---|---|---|---|---|---|---|
| **2008** | | | | | | | | | |
| Freehold land and buildings | 2,757 | 300 | 22 | 27 | 2 | (3) | (8) | (176) | 2,921 |
| Leasehold buildings | 564 | 136 | 26 | 32 | 1 | (67) | (1) | (57) | 634 |
| Network equipment | 31,183 | 5,167 | 404 | 1,301 | 272 | (136) | (107) | (3,726) | 34,358 |
| Support equipment | 1,609 | 316 | 1 | 116 | 3 | (8) | – | (317) | 1,720 |
| Furniture and office equipment | 170 | 78 | 3 | 1 | 1 | (8) | (1) | (53) | 191 |
| Data processing equipment and software | 2,129 | 525 | 31 | 150 | 6 | (19) | (2) | (445) | 2,375 |
| Under construction | 2,536 | 3,416 | 135 | (1,737) | 2 | (152) | – | – | 4,200 |
| Other | 306 | 170 | 8 | 11 | 7 | (2) | (3) | (81) | 416 |
| | 41,254 | 10,108 | 630 | (99) | 294 | (395) | (122) | (4,855) | 46,815 |

| | Carrying value at beginning of year Rm | Additions Rm | Business combi-nations Rm | Transfers Rm | Foreign currency trans-lation Rm | Impair-ment, write-offs and reversals Rm | Disposals Rm | Depre-ciation Rm | Carrying value at end of year Rm |
|---|---|---|---|---|---|---|---|---|---|
| **10. Property, plant and equipment** (continued) | | | | | | | | | |
| **2007** | | | | | | | | | |
| Freehold land and buildings | 2,699 | 209 | – | – | 2 | 17 | (1) | (169) | 2,757 |
| Leasehold buildings | 618 | – | – | 1 | – | – | (14) | (41) | 564 |
| Network equipment | 28,941 | 5,154 | 1 | 849 | 240 | (199) | (270) | (3,533) | 31,183 |
| Support equipment | 1,321 | 442 | – | 109 | 2 | (15) | – | (250) | 1,609 |
| Furniture and office equipment | 134 | 51 | 3 | 8 | 1 | – | – | (27) | 170 |
| Data processing equipment and software | 2,082 | 466 | 12 | (36) | 8 | (10) | (2) | (391) | 2,129 |
| Under construction | 1,320 | 2,165 | – | (912) | – | (37) | – | – | 2,536 |
| Other | 159 | 161 | – | 58 | 4 | (1) | (3) | (72) | 306 |
| | 37,274 | 8,648 | 16 | 77 | 257 | (245) | (290) | (4,483) | 41,254 |
| **2006** | | | | | | | | | |
| Freehold land and buildings | 2,665 | 105 | – | 174 | – | (22) | (21) | (202) | 2,699 |
| Leasehold buildings | 618 | 75 | – | (1) | – | – | – | (74) | 618 |
| Network equipment | 28,336 | 2,622 | – | 2,228 | (122) | (49) | (21) | (4,053) | 28,941 |
| Support equipment | 1,355 | 130 | – | 106 | (1) | (6) | (5) | (258) | 1,321 |
| Furniture and office equipment | 155 | 19 | – | 4 | – | – | – | (44) | 134 |
| Data processing equipment and software | 2,035 | 381 | 1 | 153 | (2) | (10) | (1) | (475) | 2,082 |
| Under construction | 1,084 | 2,933 | – | (2,622) | – | (75) | – | – | 1,320 |
| Other | 200 | 45 | – | (29) | (1) | – | (8) | (48) | 159 |
| | 36,448 | 6,310 | 1 | 13 | (126) | (162) | (56) | (5,154) | 37,274 |

Full details of land and buildings are available for inspection at the registered offices of the Group.

In March 2006 the Group started a process of determining whether an asset which incorporates both a tangible and an intangible element, should be recognised as tangible or intangible assets, based on management judgement and on facts available and the significance of each element to the total value of the asset. This ongoing process has resulted in further assets with a carrying value to the net amount of R99 million (2007: R77 million ; 2006: R13 million) being reclassified between intangible assets and property, plant and equipment in the current year.

The Group does not have temporary idle property, plant and equipment.

During the current year, the Group recognised an impairment loss relating to Telkom Media assets. The recoverable amount for certain items of property, plant and equipment and intangible assets were estimated, and an impairment loss of R217 million was recognised in order to reduce the carrying amount of those assets to their recoverable amount. The impairment has been included in impairment, write-offs and reversals.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 | | | 2007 | | | 2008 | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Cost | Accumulated amortisation | Carrying value | Cost | Accumulated amortisation | Carrying value | Cost | Accumulated amortisation | Carrying value |
| | Rm | Rm | Rm | Rm | Rm | Rm | Rm | Rm | Rm |
| **11. Intangible assets** | | | | | | | | | |
| Goodwill | 305 | – | 305 | 673 | – | 673 | 3,255 | – | 3,255 |
| Trademarks, copyrights and other | 685 | (472) | 213 | 761 | (521) | 240 | 1,127 | (633) | 494 |
| Licences | 155 | (95) | 60 | 222 | (116) | 106 | 311 | (140) | 171 |
| Software | 5,607 | (3,338) | 2,269 | 6,720 | (3,737) | 2,983 | 8,106 | (4,298) | 3,808 |
| Under construction | 1,063 | – | 1,063 | 1,109 | – | 1,109 | 740 | – | 740 |
| | 7,815 | (3,905) | 3,910 | 9,485 | (4,374) | 5,111 | 13,539 | (5,071) | 8,468 |

The carrying amounts of intangible assets can be reconciled as follows:

| | Carrying value at beginning of year | Additions | Business combi- nations | Transfers | Foreign currency trans- lation | Impair- ment and write-offs | Dis- posals | Amorti- sation | Carrying value at end of year |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Rm | Rm | Rm | Rm | Rm | Rm | Rm | Rm | Rm |
| **2008** | | | | | | | | | |
| Goodwill | 673 | 492 | 1,727 | – | 375 | (12) | – | – | 3,255 |
| Trademarks, copyrights and other | 240 | 174 | 165 | – | 20 | – | – | (105) | 494 |
| Licences | 106 | 32 | 36 | – | 15 | (3) | – | (15) | 171 |
| Software | 2,983 | 739 | – | 713 | 9 | (10) | – | (626) | 3,808 |
| Under construction | 1,109 | 354 | – | (614) | – | (109) | – | – | 740 |
| | 5,111 | 1,791 | 1,928 | 99 | 419 | (134) | – | (746) | 8,468 |
| **2007** | | | | | | | | | |
| Goodwill | 305 | 186 | 173 | – | 9 | – | – | – | 673 |
| Trademarks, copyrights and other | 213 | 8 | 69 | – | – | – | – | (50) | 240 |
| Licences | 60 | 47 | 1 | – | 8 | – | – | (10) | 106 |
| Software | 2,269 | 628 | – | 559 | 7 | (4) | – | (476) | 2,983 |
| Under construction | 1,063 | 729 | – | (636) | – | (47) | – | – | 1,109 |
| | 3,910 | 1,598 | 243 | (77) | 24 | (51) | – | (536) | 5,111 |
| **2006** | | | | | | | | | |
| Goodwill | 269 | – | 37 | – | (1) | – | – | – | 305 |
| Trademarks, copyrights and other | 199 | 2 | 91 | 2 | – | – | – | (81) | 213 |
| Licences | 64 | 1 | – | – | (1) | – | – | (4) | 60 |
| Software | 1,745 | 219 | – | 801 | (2) | – | (19) | (475) | 2,269 |
| Under construction | 905 | 974 | – | (816) | – | – | – | – | 1,063 |
| | 3,182 | 1,196 | 128 | (13) | (4) | – | (19) | (560) | 3,910 |

Intangible assets that are material to the Group consist of Software and Goodwill. The average remaining amortisation period for Software is between 2 and 10 years.

Telkom

Goodwill has been allocated for impairment testing purposes to twelve cash-generating units of which one in South Africa, one in Nigeria being Multi-Links Telecommunications Limited and ten being Africa Online Limited in Cote d'Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia, operations (Mauritius) and Zimbabwe.

# Notes to the consolidated annual financial statements (continued)

**11. Intangible assets** (continued)

Nigeria

The carrying amount of goodwill is R2,072 million.

The recoverable amount for Multi-Links Telecommunications Limited ('Multi-Links') has been determined on the basis of a value in use calculation. The value in use calculation uses cash flow projections and a discount rate of 18.43%. It was concluded that Multi-Links is not impaired. The valuation was based on cash flow projections based on financial budgets approved by management covering a ten year period and a 1% terminal growth rate was used. A ten year period was used as the expected growth rates are in excess of the long-term average growth rates beyond a five year period.

Kenya

The carrying amount of goodwill is R155 million.

The recoverable amounts of goodwill relating to Africa Online Limited have been determined on the basis of value in use calculations. Goodwill was only tested against the three cash-generating units namely; Kenya, Tanzania and Ghana, which amongst them share 82% of the total goodwill per the allocation. The value in use calculations use cash flow projections and a discount at a rate of 11.59% in US Dollar terms. It was determined that goodwill associated with two cash-generating units; Tanzania and Ghana was impaired. The value in use calculations use cash flow projections based on financial budgets covering a three year period and a terminal growth rate of 0% was used.

By the Group's 50% joint venture, Vodacom

Goodwill has been allocated for impairment testing purposes to six cash-generating units of which four are in South Africa, one in the Democratic Republic of the Congo and one in Tanzania.

South Africa

The carrying amount of goodwill is R1,739 million (Group share: R870 million).

The recoverable amounts of goodwill relating to Vodacom Service Provider Company (Proprietary) Limited, Smartphone SP (Proprietary) Limited, Smartcom (Proprietary) Limited and Cointel VAS (Proprietary) Limited have been determined on the basis of value in use calculations. These companies operate in the same economic environment for which the same key assumptions were used. These value in use calculations use cash flow projections based on financial budgets approved by management covering a ten year period and discount rates of between 12.0% and 15.0% in South African Rand terms. The terminal growth rate applicable is between 4.0% and 6.0%. Management believes that any reasonable change in any of these key assumptions would not cause the aggregate carrying amount of these companies to exceed the aggregate recoverable amount of these units.

Democratic Republic of Congo

The carrying amount of goodwill is R148 million (Group share: R74 million).

The recoverable amount of this cash-generating unit was based on a value in use calculation for Vodacom Congo (RDC) s.p.r.l. The calculation uses cash flow projections based on financial budgets approved by management covering a ten year period and a discount rate which ranged between 16.0% and 19.0% in US Dollar terms. Cash flows beyond this period have been extrapolated using annual nominal growth rates which ranged between 2.0% and 5.0%. A ten year period is used where expected growth rates are in excess of the long-term average growth rates beyond an initial five year period, for the markets in which they operate. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.

**Key assumptions used in the testing of goodwill for impairment:**

Applicable to all cash-generating units

Expected customer base: The basis for determining value(s) assigned to key assumptions is based on the closing customer base in the period immediately preceding the budget period and increased for expected growth. The value assigned to key assumptions reflects past experience, and has an element of potential growth. The growth is based on market assumptions.

Gross Margin: The basis for determining value(s) assigned to key assumptions is based on the average gross margin achieved in the period immediately before the budget period and increased to expected efficiencies. The value assigned reflects past experience and efficiency improvements.

Capital expenditure: The basis for determining value(s) assigned to key assumptions is based on the total capital expenditure achieved in the period immediately before the budget period and adjusted for expected network coverage roll out. The value assigned is based on management's expected network coverage roll out.

Applicable to all cash-generating units except for the Africa Online cash-generating units

ARPU: The basis for determining value(s) assigned to key assumptions is based on past experience and expected growth which is based on market forces and external sources of information.

Applicable to all non South African cash-generating units

Exchange rates: The basis for determining value(s) assigned to key assumptions is based on the average market forward exchange rate over the budget period in respect of the ZAR/USD. The value assigned to the key assumption is consistent with external sources of information.

# Notes to the consolidated annual financial statements (continued)

## for the three years ended March 31, 2008

**12. Financial instruments and risk management**

Exposure to continuously changing market conditions has made management of financial risk critical for the Group. Treasury policies, risk limits and control procedures are continuously monitored by the Board of Directors through its audit and risk management committee.

The Group holds or issues financial instruments to finance its operations, for the temporary investment of short-term funds and to manage currency and interest rate risks. In addition, financial instruments for example trade receivables and payables arise directly from the Group's operations.

The Group finances its operations primarily by a mixture of issued share capital, retained earnings, long-term and short-term loans. The Group uses derivative financial instruments to manage its exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, currency swaps and forward exchange contracts. The Group does not speculate in derivative instruments.

The table below sets out the Group's classification of financial assets and liabilities

| | Notes | At fair value through profit or loss held for trading Rm | Financial liabilities at amortised cost Rm | Held-to-maturity Rm | Available-for-sale Rm | Loans and receivables Rm | Total carrying value Rm | Fair value Rm |
|---|---|---|---|---|---|---|---|---|
| **2008** | | | | | | | | |
| Classes of financial instruments per Balance Sheet | | | | | | | | |
| Assets | | 1,991 | – | 372 | 55 | 9,783 | 12,201 | 12,201 |
| Investments | 13 | 1,377 | – | – | 55 | 67 | 1,499 | 1,499 |
| Trade and other receivables* | 18 | – | – | – | – | 8,582 | 8,582 | 8,582 |
| Other financial assets | 19 | 614 | – | – | – | – | 614 | 614 |
| Interest rate swaps | 19 | 9 | – | – | – | – | 9 | 9 |
| Other financial assets | 19 | 16 | – | – | – | – | 16 | 16 |
| Forward exchange contracts | 19 | 589 | – | – | – | – | 589 | 589 |
| Finance lease receivables | 15 | – | – | 372 | – | – | 372 | 372 |
| Cash and cash equivalents | 20 | – | – | – | – | 1,134 | 1,134 | 1,134 |
| Liabilities | | (1,290) | (25,846) | – | – | – | (27,136) | (27,672) |
| Interest-bearing debt | 27 | – | (15,733) | – | – | – | (15,733) | (16,296) |
| Trade and other payables | 30 | – | (8,771) | – | – | – | (8,771) | (8,771) |
| Other financial liabilities | 19 | (1,290) | – | – | – | – | (1,290) | (1,290) |
| Put option (Multi-Links) | 19 | (919) | – | – | – | – | (919) | (919) |
| Put option (Vodacom DRC) | 19 | (198) | – | – | – | – | (198) | (198) |
| Forward exchange contracts | 19 | (173) | – | – | – | – | (173) | (173) |
| Credit facilities utilised | 20 | – | (1,342) | – | – | – | (1,342) | (1,342) |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | Notes | At fair value through profit or loss held for trading Rm | Financial liabilities at amortised cost Rm | Held-to-maturity Rm | Available-for-sale Rm | Loans and receivables Rm | Total carrying value Rm | Fair value Rm |
|---|---|---|---|---|---|---|---|---|
| **12. Financial instruments and risk management** (continued) | | | | | | | | |
| 2007 | | | | | | | | |
| Classes of financial instruments per Balance Sheet | | | | | | | | |
| Assets | | 1,608 | – | 246 | 47 | 7,861 | 9,762 | 9,762 |
| Investments | 13 | 1,349 | – | – | 47 | 65 | 1,461 | 1,461 |
| Trade and other receivables* | 18 | | | | | 7,047 | 7,047 | 7,047 |
| Other financial assets | 19 | 259 | – | – | – | – | 259 | 259 |
| Bills of exchange | 19 | 98 | – | – | – | – | 98 | 98 |
| Interest rate swaps | 19 | 16 | – | – | – | – | 16 | 16 |
| Forward exchange contracts | 19 | 145 | – | – | – | – | 145 | 145 |
| Finance lease receivables | 15 | – | – | 246 | – | – | 246 | 246 |
| Cash and cash equivalents | 20 | | | | | 749 | 749 | 749 |
| Liabilities | | (327) | (17,944) | – | – | – | (18,271) | (19,661) |
| Interest-bearing debt | 27 | (98) | (10,266) | – | – | – | (10,364) | (11,754) |
| Trade and other payables | 30 | – | (7,237) | – | – | – | (7,237) | (7,237) |
| Other financial liabilities | 19 | (229) | – | – | – | – | (229) | (229) |
| Put option (Vodacom DRC) | 19 | (125) | – | – | – | – | (125) | (125) |
| Other financial liabilities | 19 | (36) | – | – | – | – | (36) | (36) |
| Forward exchange contracts | 19 | (42) | – | – | – | – | (42) | (42) |
| Interest rate swaps | 19 | (26) | – | – | – | – | (26) | (26) |
| Credit facilities utilised | 20 | – | (441) | – | – | – | (441) | (441) |
| 2006 | | | | | | | | |
| Classes of financial instruments per Balance Sheet | | | | | | | | |
| Assets | | 3,149 | – | – | – | 11,269 | 14,418 | 14,418 |
| Investments | 13 | 2,874 | – | – | – | 89 | 2,963 | 2,963 |
| Trade and other receivables* | 18 | – | – | – | – | 6,232 | 6,232 | 6,232 |
| Other financial assets | 19 | 275 | – | – | – | – | 275 | 275 |
| Bills of exchange | 19 | 107 | – | – | – | – | 107 | 107 |
| Interest rate swaps | 19 | 19 | – | – | – | – | 19 | 19 |
| Forward exchange contracts | 19 | 149 | – | – | – | – | 149 | 149 |
| Cash and cash equivalents | 20 | – | – | – | – | 4,948 | 4,948 | 4,948 |
| Liabilities | | (343) | (17,811) | – | – | – | (18,154) | (20,180) |
| Interest-bearing debt | 27 | (108) | (11,015) | – | – | – | (11,123) | (13,149) |
| Trade and other payables | 30 | – | (6,103) | – | – | – | (6,103) | (6,103) |
| Other financial liabilities | 19 | (235) | – | – | – | – | (235) | (235) |
| Forward exchange contracts | 19 | (130) | – | – | – | – | (130) | (130) |
| Interest rate swaps | 19 | (105) | – | – | – | – | (105) | (105) |
| Credit facilities utilised | 20 | – | (693) | – | – | — | (693) | (693) |

* Trade and other receivables are disclosed net of prepayments of R404 million (2007: R256 million; 2006: R167 million).

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

**12. Financial instruments and risk management** (continued)

12.1 Fair value of financial instruments

Fair value of all financial instruments noted in the balance sheet approximates carrying value except as disclosed below.

The estimated net fair values as at March 31, 2008, have been determined using available market information and appropriate valuation methodologies as outlined below. This value is not necessarily indicative of the amounts that the Group could realise in the normal course of business.

Derivates are recognised at fair value. The fair value of derivatives approximate their carrying amounts.

The fair value of receivables, bank balances, repurchase agreements and other liquid funds, payables and accruals, approximate their carrying amount due to the short-term maturities of these instruments.

The fair values of the borrowings disclosed above are based on quoted prices or, where such prices are not available, the expected future payments discounted at market interest rates.

The fair values of derivatives are determined using quoted prices or, where such prices are not available, discounted cash flow analysis is used. These amounts reflect the approximate values of the net derivative position at the balance sheet date. The fair values of listed investments are based on quoted market prices.

12.2 Interest rate risk management

Interest rate risk arises from the repricing of the Group's forward cover and floating rate debt as well as incremental funding or new borrowings and the refinancing of existing borrowings.

The Group's policy is to manage interest cost through the utilisation of a mix of fixed and floating rate debt. In order to manage this mix in a cost efficient manner and to hedge specific exposure in the interest rate repricing profile of the existing borrowings and anticipated peak additional borrowings, the Group makes use of interest rate derivatives as approved in terms of the Group policy limits. Fixed rate debt represents approximately 51.88% (2007: 90.37%; 2006: 92.04%) of the total debt. There were no material changes in the policies and processes for managing and measuring interest rate risk in the 2008 financial year.

The table below summarises the interest rate swaps outstanding as at March 31:

| | Average maturity | Currency | Notional amount Rm | Weighted average coupon rate |
|---|---|---|---|---|
| **2008** | | | | |
| Interest rate swaps outstanding | | | | |
| Receive fixed | <1 year | ZAR | 27 | 13.62% |
| | 1-5 years | ZAR | 58 | 13.30% |
| | >5 years | ZAR | – | – |
| **2007** | | | | |
| Interest rate swaps outstanding | | | | |
| Pay fixed | < 1 year | ZAR | 1,000 | 14.67% |
| Receive fixed | 1-5 years | ZAR | 38 | 11.45% |
| | >5 years | ZAR | 61 | 11.44% |
| **2006** | | | | |
| Interest rate swaps outstanding | | | | |
| Pay fixed | < 1 year | ZAR | 1,000 | 14.67% |
| Receive fixed | 1-5 years | ZAR | 47 | 9.15% |
| | >5 years | ZAR | 62 | 9.43% |

Pay fixed

The floating rate is based on the three month JIBAR, and is settled quarterly in arrears. The interest rate swaps are used to manage interest rate risk on debt instruments.

Receive fixed

The Group swapped its fixed rate for a floating rate linked to the BA (Banker's Acceptance) rate plus a margin of between 2% and 2.25%.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

**12. Financial instruments and risk management** (continued)

12.3 Credit risk management

Credit risk arises from derivative contracts entered into with financial institutions with a range of A1 or better. The Group is not exposed to significant concentrations of credit risk. Credit limits are set on an individual basis. The maximum exposure to the Group from counterparties is a net favourable position of R438 million (2007:R144 million; 2006: R158 million). No collateral is required when entering into derivative contracts. Credit limits are reviewed on an annual basis or when information becomes available in the market. The Group limits the exposure to any counterparty and exposures are monitored daily. The Group expects that all counterparties will meet their obligations.

With respect to credit risk arising from other financial assets of the Group, which comprises held-to-maturity investments, financial assets held at fair value through profit or loss, loans and receivables and available-for-sale assets, the Group's exposure to credit risk arises from a potential default by counterparty, with a maximum exposure equal to the carrying amount of these instruments.

The Group's exposure to credit risk is influenced mainly by the individual characteristics of each type of customer. Management seeks to reduce the risk of irrecoverable debt by improving credit management through credit checks and limits. To reduce the risk of counter party failure, limits are set based on the individual ratings of counterparties by well-known ratings agencies. Trade receivables comprise a large widespread customer base, covering residential, business, government, wholesale, global and corporate customer profiles.

Credit checks are performed on all customers, other than prepaid customers, on application for new services on an ongoing basis where appropriate.

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets as well as expected future cash flows.

The Group has provided a financial guarantee to Africa Online Limited for bank loans. At March 31, 2008 there was R23 million (2007: RNil) outstanding. For Vodacom's exposure to guarantees refer to note 36.

Telkom guarantees a certain portion of employees's housing loans. The amount guaranteed differs depending on facts such as employment period and salary rates. When an employee leaves the employment of Telkom, any housing debt guaranteed by Telkom is settled before any pension payout can be made to the employee. There is no provsision outstanding in respect of these contingencies. The fair value of the guarantee at March 31, 2008 was RNil (2007: RNil; 2006: RNil).

There were no material changes in the exposure to credit risk and its objectives, policies and processes for managing and measuring the risk during the 2008 financial year.

The carrying amount of financial assets represents the maximum credit exposure.

The maximum exposure to credit risk for trade and other receivables at the reporting date by type of customer was:

|  | 2006 Rm | Carrying 2007 Rm | amount 2008 Rm |
|---|---|---|---|
| Business and residential | 1,955 | 1,924 | 1,824 |
| Global, corporate and wholesale | 1,381 | 1,643 | 1,875 |
| Government | 369 | 318 | 368 |
| Other customers | 35 | 41 | 334 |
| Fixed-line | 3,740 | 3,926 | 4,401 |
| Mobile | 1,834 | 2,299 | 2,880 |
| Other | 514 | 567 | 704 |
| Impairment of trade receivables | (290) | (235) | (290) |
| Subtotal for trade receivables | 5,798 | 6,557 | 7,695 |
| Other receivables* | 434 | 490 | 887 |
| Investments and loans receivable | 2,963 | 1,461 | 1,499 |
| Other financial assets | 275 | 259 | 614 |
|  | 9,470 | 8,767 | 10,695 |
| The ageing of trade receivables at the reporting date was: |  |  |  |
| Not past due/current | 5,342 | 5,829 | 6,840 |
| Ageing of past due but not impaired |  |  |  |
| 21 to 60 days | 217 | 331 | 384 |
| 61 to 90 days | 42 | 80 | 110 |
| 91 to 120 days | 24 | 59 | 71 |
| 120+ days | 173 | 258 | 290 |
|  | 5,798 | 6,557 | 7,695 |

* Other receivables are disclosed net of prepayments of R404 million (2007: R256 million; 2006: R167 million)

# Notes to the consolidated annual financial statements (continued)

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **12. Financial instruments and risk management** (continued) | | | |
| 12.3 Credit risk management (continued) | | | |
| The ageing in the allowance for the impairment of trade receivables at reporting date was: | | | |
| Fixed-line and Other | | | |
| Current defaulted trade | 25 | 24 | 53 |
| 21 to 60 days | 43 | 21 | 25 |
| 61 to 90 days | 23 | 19 | 31 |
| 91 to 120 days | 19 | 15 | 19 |
| 120+ days | 138 | 118 | 121 |
| | 248 | 197 | 249 |
| Mobile | 42 | 38 | 41 |
| | 290 | 235 | 290 |

The average credit period for March 2008, 2007 and 2006 on sales of goods and services is between 30 and 60 days from date of invoice for the South African operations and between 20 and 75 days from the date of invoice for the non-South African operations. Generally no interest is charged on trade receivables. Mobile operations have provided fully for all receivables over 120 days due for their South African operations and 90 days due for their non-South African operations because historical experience is such that receivables that are due beyond these days are generally not recoverable. Trade receivables of the South African operations due between 60 and 120 days are provided for based on estimated irrecoverable amounts, determined by reference to past default experience.

The movement in the allowance for impairment in respect of trade receivables during the year is disclosed in note 18.

Included in the allowance for doubtful debts, for fixed-line are individually impaired receivables with a balance of R32 million (2007: R49 million; 2006: R55 million) which have been identified as being unable to service their debt obligation. The impairment recognised represents the difference between the carrying amount of these trade receivables and the present value of the expected liquidation proceeds. The Group does not hold any collateral over these balances except for Mobile which holds collateral for financial assets past due but not impared to the value of R1,086 million (2007: R796 million; 2006: R433 million) (Group share: R543 million; 2007: R398 million; 2006: R217 million).

12.4 Liquidity risk management

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group is exposed to liquidity risk as a result of uncertain trade receivable related to cash flows as well as capital commitments of the Group. Liquidity risk is managed by the Group's various Corporate Finance divisions in accordance with policies and guidelines formulated by the Group's Executive Committees. In terms of its borrowing requirements the Group ensures that sufficient facilities exist to meet its immediate obligations. In terms of its long-term liquidity risk, the Group maintains a reasonable balance between the period over which assets generate funds and the period over which the respective assets are funded. Short-term liquidity gaps may be funded through repurchase agreements and commercial paper bills.

There were no material changes in the exposure to liquidity risk and its objectives, policies and processes for managing and measuring the risk during the 2008 financial year.

F-36

# Notes to the consolidated annual financial statements (continued)

**12. Financial instruments and risk management** (continued)

12.4 Liquidity risk management (continued)

The table below analyses the Group's financial liabilities which will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table below are the contractual undiscounted cash flows.

| | Note | Carrying amount Rm | Contractual cash flows Rm | 0 – 12 months Rm | 1 – 2 years Rm | 2 – 5 years Rm | > 5 years Rm |
|---|---|---|---|---|---|---|---|
| **2008** | | | | | | | |
| Non-derivative financial liabilities | | | | | | | |
| Finance lease liabilities* | 27 | 1,167 | 2,198 | 165 | 294 | 589 | 1,150 |
| Interest -bearing debt (excluding finance leases) | 27 | 14,566 | 16,672 | 6,350 | 4,835 | 2,733 | 2,754 |
| Trade and other payables | 30 | 8,771 | 8,771 | 8,771 | – | – | – |
| Bank borrowings | 20 | 1,342 | 1,342 | 1,342 | – | – | – |
| Derivative financial liabilities | | | | | | | |
| Put option (Multi-Links) | 19 | 919 | 919 | – | 919 | – | – |
| Put option (Vodacom DRC) | 19 | 198 | 198 | 198 | – | – | – |
| Forward exchange contracts | 19 | 173 | 173 | 173 | – | – | – |
| | | 27,136 | 30,273 | 16,999 | 6,048 | 3,322 | 3,904 |
| **2007** | | | | | | | |
| Non-derivative financial liabilities | | | | | | | |
| Finance lease liabilities* | 27 | 1,220 | 2,424 | 231 | 276 | 585 | 1,332 |
| Interest -bearing debt (excluding finance leases) | 27 | 9,144 | 11,329 | 6,133 | 1 | 2,551 | 2,644 |
| Trade and other payables | 30 | 7,237 | 7,237 | 7,237 | – | – | – |
| Bank borrowings | 20 | 441 | 441 | 441 | – | – | – |
| Derivative financial liabilities | | | | | | | |
| Put option (Vodacom DRC) | 19 | 125 | 125 | 125 | – | – | – |
| Interest rate swaps | 19 | 26 | 26 | 26 | – | – | – |
| Forward exchange contracts | 19 | 42 | 42 | 42 | – | – | – |
| Other financial liability | 19 | 36 | 36 | 36 | – | – | – |
| | | 18,271 | 21,660 | 14,271 | 277 | 3,136 | 3,976 |
| **2006** | | | | | | | |
| Non-derivative financial liabilities | | | | | | | |
| Finance lease liabilities* | 27 | 1,272 | 2,644 | 217 | 236 | 672 | 1,519 |
| Interest -bearing debt (excluding finance leases) | 27 | 9,851 | 12,415 | 3,425 | 4,581 | 1,792 | 2,617 |
| Trade and other payables | 30 | 6,103 | 6,103 | 6,103 | – | – | – |
| Bank borrowings | 20 | 693 | 693 | 693 | – | – | – |
| Derivative financial liabilities | | | | | | | |
| Forward exchange contracts | 19 | 130 | 130 | 130 | – | – | – |
| Interest rate swaps | 19 | 105 | 105 | – | 105 | – | – |
| | | 18,154 | 22,090 | 10,568 | 4,922 | 2,464 | 4,136 |

*For details on minimum lease payments refer to note 37

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

**12.    Financial instruments and risk management** (continued)

12.4    Liquidity risk management continued)

Put and call options

In terms of various shareholders' agreements, put and call options exist for the acquisition of shares in the following companies:

| Call options | Period |
| --- | --- |
| VM, S.A.r.L call option | Four years from August 23, 2003. Replaced with a new option for a period of 5 years after April 1, 2007. |
| The Somnium Family Trust | The Trust granted Vodacom Ventures (Proprietary) Limited a call option to purchase such number of shares in Gogga Tracking Solutions (Proprietary) Limited from the Trust totalling 23% of the issued share capital of the company on the date upon which the option is exercised. The option will lapse after 36 months following the month in which the triggering events, as stipulated in the option agreement, occurs. The option price is specified in the option agreement. |
| WBS Holdings (Proprietary) Limited | Until February 27, 2009, subject to fulfilment of conditions, which will result in the Group holding and beneficially owning in aggregate 25.5% of the total issued ordinary share capital. |
| G-Mobile Holdings Limited | Irrevocable call option to subscribe for such number of further shares as specified in the agreement. The option was exercised on September 20, 2007. |
| Put Options | |
| Multi-Links Telecommunications Limited | The minorities have been granted a put option that requires Telkom to purchase all of the minorities' shares. The put option is exercisable within 90 days of the second anniversary of signing of the sale agreement, being May 1, 2009. A liability of R919 million has been recognised in this regard and is included in other non-current financial liabilities. R661 million was initially recognised in equity and R258 million subsequent re-measurement through finance charges and fair value movements. |
| Smartphone SP (Proprietary) Limited | This put option was cancelled with the acquisition of the minorities of Smartphone SP (Proprietary) Limited. |
| Smartcom (Proprietary) Limited | This put option was cancelled with the acquisition of the minorities of Smartcom (Proprietary) Limited. |
| Congolese Wireless Network s.p.r.l. | Maximum 8 years after December 1, 2001. The option liability had a value of R397 million (2007: R249 million; 2006: RNil) (Group share: R198 million; 2007: R125 million; 2006: RNil) as at March 31, 2008. |

Except as separately disclosed, none of the above put and call options have any value at any of the periods presented.

12.5    Insurance risk management

Vodacom is exposed to insurance risk as a result of its asset base as well as its customer commitments. In terms of its insurance risk profile the company ensures that there is adequate insurance cover through the utilisation of a special purpose insurance vehicle.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

12. **Financial instruments and risk management** (continued)

12.6 Foreign currency exchange rate risk management

The Group manages its foreign currency exchange rate risk by economically hedging all identifiable exposures via various financial instruments suitable to the Group's risk exposure.

Forward exchange contracts have been entered into to reduce the foreign currency exposure on the Group's operations and liabilities. The Group also enters into forward foreign exchange contracts to economically hedge interest expense and purchase and sale commitments denominated in foreign currencies (primarily United States Dollars and Euros). The purpose of the Group's foreign currency hedging activities is to protect the Group from the risk that the eventual net flows will be adversely affected by changes in exchange rates.

There were no material changes in the exposure to foreign currency exchange rate risk and its objectives, policies and processes for managing and measuring the risk during the 2008 financial year.

The following table details the foreign exchange forward contracts outstanding at year end:

| To buy | Foreign contract value m | Forward value Rm | Fair value Rm |
|---|---|---|---|
| **2008** | | | |
| Currency | | | |
| USD | 139 | 1,042 | 109 |
| Euro | 252 | 2,826 | 444 |
| Pound Sterling | 19 | 281 | 30 |
| Other | 31 | 32 | 6 |
| | | 4,181 | |
| **2007** | | | |
| Currency | | | |
| USD | 181 | 1,329 | (1) |
| Euro | 196 | 1,899 | 23 |
| Pound Sterling | 19 | 261 | 6 |
| Other | 66 | 49 | (1) |
| | | 3,538 | |
| **2006** | | | |
| Currency | | | |
| USD | 178 | 1,157 | (51) |
| Euro | 156 | 1,235 | (46) |
| Pound Sterling | 28 | 321 | (21) |
| Other | 89 | 48 | (1) |
| | | 2,761 | |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| To sell | Foreign contract value m | Forward value Rm | Fair value Rm |
|---|---|---|---|
| **12.** **Financial instruments and risk management** (continued) | | | |
| 12.6 Foreign currency exchange rate risk management (continued) | | | |
| 2008 | | | |
| Currency | | | |
| USD | 78 | 596 | (68) |
| Euro | 73 | 848 | (103) |
| Pound Sterling | 5 | 89 | (1) |
| Other | 17 | 22 | (1) |
| | | 1,555 | |
| 2007 | | | |
| Currency | | | |
| USD | 122 | 994 | 88 |
| Euro | 52 | 505 | (5) |
| Pound Sterling | 4 | 51 | (1) |
| Other | 29 | 17 | – |
| | | 1,567 | |
| 2006 | | | |
| Currency | | | |
| USD | 128 | 954 | 140 |
| Euro | 41 | 309 | (3) |
| Pound Sterling | 5 | 56 | 2 |
| Other | 54 | 23 | – |
| | | 1,342 | |

**12. Financial instruments and risk management** (continued)

12.6 Foreign currency exchange rate risk management (continued)

The Group has various monetary assets and liabilities in currencies other than the Group's functional currency. The following table represents the net currency exposure (net carrying amount of foreign denominated monetary assets and liabilities) of the Group according to the different foreign currencies.

| | South African Rand Rm | Euro Rm | Pound Sterling Rm | United States Dollar Rm | Other Rm |
|---|---|---|---|---|---|
| **2008** | | | | | |
| Net foreign currency monetary assets/(liabilities) | | | | | |
| Functional currency of company operation | | | | | |
| ZAR | – | 481 | (133) | 224 | (13) |
| USD | – | 8 | – | – | (17) |
| Naira | – | – | – | (446) | – |
| **2007** | | | | | |
| Net foreign currency monetary assets/(liabilities) | | | | | |
| Functional currency of company operation | | | | | |
| ZAR | – | 475 | (166) | 159 | 32 |
| USD | 26 | (25) | – | – | (17) |
| **2006** | | | | | |
| Net foreign currency monetary assets/(liabilities) | | | | | |
| Functional currency of company operation | | | | | |
| ZAR | – | 376 | (165) | 42 | 99 |
| USD | (28) | (13) | – | – | 13 |

Currency swaps

There were no currency swaps in place at March 31, 2008, 2007 and 2006.

12.7 Sensitivity analysis

Interest rate risk

The sensitivity analyses below have been determined based on the exposure to interest rates for derivatives and other financial liabilities at the balance sheet date. A 100 basis point increase or decrease is used when reporting interest rate risk and represents management's assessment of the reasonably possible change in interest rates.

If interest rates had been 100 basis points higher/lower and all other variables were held constant, Telkom's profit for the year ended March 31, 2008 would decrease/increase by R3 million (2007: decrease/increase by RNil; 2006: decrease/increase by R9 million). This is attributable to the fixed-line's segment exposure to interest rates on its derivative and floating rate debt portfolio.

**12.** **Financial instruments and risk management** (continued)

12.7 Sensitivity analysis (continued)

Interest rate risk (continued)

The table below illustrates Mobile's sensitivity (Group share) to a 100 basis point increase/decrease in the interest rate.

|  | 2006 | 2007 | 2008 |
| --- | --- | --- | --- |
| RSA prime rates, JIBAR rates, Money market rates, and RSA BA rates |  |  |  |
| Basis points increase | 100 | 100 | 100 |
| Profit/(loss) before tax (Rm) | 37 | 24 | (12) |
| LIBOR |  |  |  |
| Basis points increase | 100 | 100 | 100 |
| Profit/(loss) before tax (Rm) | 0 | 0 | (5) |
| EURIBOR |  |  |  |
| Basis points increase | 100 | 100 | 100 |
| Profit/(loss) before tax (Rm) | 0 | 0 | 1 |
| Lesotho prime rates |  |  |  |
| Basis points increase | 100 | 100 | 100 |
| Profit/(loss) before tax (Rm) | 0 | 0 | 1 |

Foreign exchange currency risk

The following table illustrates the sensitivity to a reasonably possible change in the foreign exchange rate, with all other variables held constant, to the Group's profit before tax (excluding the Mobile segment).

|  | Increase/decrease in foreign exchange currency % | Effect on profit before tax increase/(decrease) Rm |
| --- | --- | --- |
| **2008** |  |  |
| Rand appreciates |  |  |
| USD | +10 | (25) |
| EURO | +10 | (42) |
| Rand depreciates |  |  |
| USD | −10 | 25 |
| EURO | −10 | 42 |
| **2007** |  |  |
| Rand appreciates |  |  |
| USD | +10 | (18) |
| EURO | +10 | (27) |
| Rand depreciates |  |  |
| USD | −10 | 18 |
| EURO | −10 | 27 |
| **2006** |  |  |
| Rand appreciates |  |  |
| USD | +10 | (11) |
| EURO | +10 | (17) |
| Rand depreciates |  |  |
| USD | −10 | 11 |
| EURO | −10 | 17 |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

12. **Financial instruments and risk management** (continued)

12.7 Sensitivity analysis (continued)

Foreign exchange currency risk (continued)

The following table details Mobile's sensitivity to the below-mentioned percentage strengthening and weakening in the functional currency against the relevant foreign currencies.

A positive number indicates an increase in profit before taxation where the functional currency is expected to strengthen against the relevant currency in a net financial liability position. A negative number indicates a decrease in profit before taxation where the functional currency is expected to strengthen against the relevant currency in a net financial asset position.

The Group is exposed to 50% of the following:

|  | South African Rand % | Euro % | Pound Sterling % | United States Dollar % |
|---|---|---|---|---|
| **2008** | | | | |
| South African Rands | – | 7.6 | 6.5 | 9.5 |
| United States Dollar | 9.5 | 5.1 | 2.6 | – |
| Tanzanian Shilling | 11 | 7.5 | 5 | 2.5 |
| Mozambican Meticals | 0.1 | 3.8 | 6.5 | 9.4 |
| Profit before tax (Rm) | 2 | (54.4) | (1.0) | (7.7) |
| **2007** | | | | |
| South African Rands | – | 31.9 | 13.1 | 11.5 |
| United States Dollar | 11.5 | 18.3 | 1.4 | – |
| Tanzanian Shilling | 11 | 17.4 | 0.6 | 0.8 |
| Mozambican Meticals | 17.7 | 8.6 | 6.9 | 8.2 |
| Profit before tax (Rm) | 6.3 | (36.8) | (2.6) | 2.1 |
| **2006** | | | | |
| South African Rands | – | 29.3 | 32.5 | 17.7 |
| United States Dollar | 17.7 | 9.8 | 12.5 | – |
| Tanzanian Shilling | 13.7 | 11.5 | 14.3 | 1.5 |
| Mozambican Meticals | 17 | 7.4 | 10 | 2.2 |
| Profit before tax (Rm) | 3.2 | (16.9) | (38.3) | 4.1 |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|

**12. Financial instruments and risk management** (continued)

12.7 Sensitivity analysis (continued)

Exchange rate table (closing rate)

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| USD | 6.180 | 7.248 | 8.132 |
| Euro | 7.482 | 9.649 | 12.854 |
| Pound Sterling | 10.737 | 14.189 | 16.166 |
| Swedish Krona | 0.793 | 1.033 | 1.370 |
| Japanese Yen | 0.052 | 0.061 | 0.082 |

Capital management

The Group's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Group monitors capital using net debt to equity ratio. Telkom's policy is to keep the net debt to equity ratio between 50% and 70%. Vodacom's strategy is to maintain a net debt to adjusted equity ratio of below 150%. Included in net debt are interest bearing loans and borrowings, credit facilities and other financial liabilities, less cash and cash equivalents and other financial assets.

Telkom plans on continuing its share buy back strategy based on certain criteria, including market conditions, availability of cash and other investments opportunities and needs.

All of Telkom's issued and outstanding ordinary shares, including the class A ordinary share and the class B ordinary share, rank equal for dividends. No dividend may be declared to a holder of the class A ordinary share or class B ordinary share, unless the same dividend is declared to holders of all ordinary shares. Telkom's current dividend policy aims to provide shareholders with a competitive return on their investment, while assuring sufficient reinvestment of profits to enable us to achieve our strategy. Telkom may revise its dividend policy from time to time. The determination to pay dividends, and the amount of the dividends, will depend upon, among other things the earnings, financial position, capital requirements, general business conditions, cash flows, net debt levels and share buy back plans.

The Group has access to financing facilities, the total unused amount which is R7,565 million at the balance sheet date. Capital comprises equity attributable to equity holders of Telkom.

There were no changes in the Group's approach to capital management during the year.

Neither the Group nor any of its subsidiaries are subject to externally imposed capital requirements.

The net debt to equity ratio at year end was as follows:

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Non-current portion of interest-bearing debt | 7,655 | 4,338 | 9,403 |
| Current portion of interest -bearing debt | 3,468 | 6,026 | 6,330 |
| Credit facilities utilised | 693 | 441 | 1,342 |
| Non-curremt portion of other financial liabilities | | 36 | 919 |
| Current portion of other financial liabilities | 235 | 193 | 371 |
| Less: Cash and cash equivalents | (4,948) | (749) | (1,134) |
| Less: Other financial assets | (275) | (259) | (614) |
| Net debt | 6,828 | 10,026 | 16,617 |
| Equity attributable to equity holders of Telkom | 29,165 | 31,724 | 32,815 |
| Net debt to equity ratio | 23.4% | 31.6% | 50.6% |

F-44

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **13. Investments** | 2,894 | 1,384 | 1,448 |
| Available-for-sale | – | 47 | 55 |
| Unlisted investments | | | |
| Rascom | – | – | – |
| 0.69% (2007: 0.69%, 2006: 0.70%) interest in Regional African Satellite Communications Organisation, headquartered in Abidjan, Ivory Coast, at cost. | | | |
| Cost | 1 | 1 | 1 |
| Impairment | (1) | (1) | (1) |
| The fair value of this unlisted investment cannot be practicably determined. The directors' valuation is based on the Group's interest in the entity's net asset value converted at year-end exchange rates. The directors' valuation of the above unlisted investment is RNil (2007: RNil; 2006: RNil). | | | |
| WBS Holdings (Proprietary) Limited | – | 40 | 23 |
| 2,500 ordinary shares at R0.01 each | | | |
| The directors' valuation of this unlisted investment is not materially different from the carrying amount as it is recognised at fair value. The investee company also granted the Group an option to subscribe for additional shares (refer to note 12) from the 10% currently held up to an aggregate of 25.5%. | | | |
| Other investments | – | 7 | 32 |
| The Group purchased a 10% equity stake in G-Mobile Holdings Limited and a 25.93% equity stake in Gogga Tracking Solutions (Proprietary) Limited. The investee companies also granted the Group an option to increase the investments (refer to note 27). During 2008 the Group purchased a 50% equity stake in Waterberg Lodge (Proprietary) Limited, a 35% equity stake in X-Link Communications (Proprietary) Limited and increased its interest in G-Mobile Holdings Limited from 10% to 26% by exercising the call option granted in 2007. | | | |
| Loans and receivables | 89 | 65 | 67 |
| Mirambo Limited | – | – | 60 |
| Mirambo Limited bought the 16% and 19% equity stake of Planetel Communications Limited and Caspian Limited respectively in Vodacom Tanzania Limited on November 30, 2007. The shareholder loans with a combined nominal value of USD14.9 million, were transferred to Mirambo Limited in order to meet its obligations to Vodacom Tanzania Limited in respect of shareholder contributions. The loan bears interest at LIBOR plus 5% and shall be repaid from any cash distributions by Vodacom Tanzania Limited to Mirambo Limited. The loan and capitalised interest are collateralised by cession over all shareholder distributions and a pledge over the shares of Vodacom Tanzania Limited. | | | |

Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **13. Investments** (continued) | | | |
| Loans and receivables (continued) | | | |
| Planetel Communications Limited | 21 | 25 | – |
| The loan with a nominal value of USD7 million (Group share: USD3,5 million) issued during the 2003 year, bore interest at LIBOR plus 5%. Planetel Communications Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised interest were collateralised by cession over all shareholder distributions and a pledge over their shares of Vodacom Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding period, which expired at the end of the current financial year (refer to note 27). On November 30, 2007, Planetel Communications sold it's 16% shareholding in Vodacom Tanzania Limited to Mirambo Limited. | | | |
| Caspian Limited | 25 | 29 | – |
| The loan with a nominal value of USD8 million (Group share: USD4 million) issued during the 2003 year, bore interest at LIBOR plus 5%. Caspian Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised interest were collateralised by cession over all shareholder distributions and a pledge over the shares of Vodacom Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding period, which expired at the end of the current financial year (refer to note 27). On November 30, 2007, Caspian sold its 19% shareholding in Vodacom Tanzania Limited to Mirambo Limited. | | | |
| Number Portability Company (Proprietary) Limited | – | 3 | 3 |
| The shareholder loan made to Number Portability Company (Proprietary) Limited ('NPC') for an amount of R6 million (Group share: R3 million) at March 2007, is subordinated and ranks behind the claims of all creditors of NPC for repayment until such time as the assets of NPC fairly valued exceed its liabilities and in such case, the loan shall cease to be subordinated to the extent that the assets of NPC exceed its liabilities from time to time. The shareholder loan bears no interest and has no fixed repayment terms. | | | |
| Sekha-Metsi Investment Consortium Limited | – | 8 | – |
| The loan was advanced to Sekha-Metsi Investment Consortium Limited and bore interest at South African overdraft interest rates plus a margin of 2%. Interest was payable monthly in arrears. The loan was repayable on demand, should Sekha-Metsi Investment Consortium Limited be able to obtain a loan externally. Sekha-Metsi Investment Consortium Limited pledged their shares in Sekha-Metsi Enterprises (Proprietary) Limited as security for the loan. During the current financial year the loan was repaid. | | | |

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **13. Investments** (continued) | | | |
| Loans and receivables (continued) | | | |
| Empresa Moçambicana de Telecommuniç˜acoes S.A.R.L. ('Emotel') | – | – | 4 |
| The loan with a nominal value of USD0.9 million issued during the 2008 financial year bears interest at LIBOR plus 2%. Interest is capitalised on a monthly basis. The loan and capitalised interest are repayable upon the expiry of 5 years following the advance date, being March 31, 2012. Emotel utilised this loan to meet its obligations to V.M, S.A.R.L. in respect of its 2% shareholding in V.M, S.A.R.L. The loan and capitalised interest are collateralised by cession over all cash distributions and a pledge over their shares in V.M, S.A.R.L. | | | |
| Tel.One (Pvt) Limited | 32 | – | – |
| The loan to Tel.One (Pvt) Limited was unsecured, interest-free and was repayable through traffic revenue from June 2004 over 5 years. R41 million traffic was set off against the loan in the 2007 financial year, hence settling the full amount of the loan in advance. | | | |
| Other receivables | 11 | – | – |
| Held for trading | 2,874 | 1,349 | 1,377 |
| Linked insurance policies – Coronation | 1,182 | 1,280 | 1,291 |
| Linked insurance policies – Investec | 24 | – | – |
| Ordinary shares – listed | 1,059 | – | – |
| Cash | 229 | – | – |
| Other money market investments | 284 | 69 | 51 |
| Government stock | 44 | – | – |
| Other unlisted investments | 52 | – | 35 |
| Less: Short-term investments | (69) | (77) | (51) |
| Tel.One (Pvt) Limited | (13) | – | – |
| Sekha-Metsi Investment Consortium Limited | – | (8) | – |
| WBS Holdings (Proprietary) Limited (included in Other unlisted investments) | – | – | (13) |
| Other money market investments | (56) | (69) | (38) |

Included in held for trading investments is R1,290 million (2007: R1,279 million, 2006: R2,819 million) that will be used to fund the post-retirement medical aid liability. These investments are made through a cell captive, in which Telkom holds 100% of the preference shares of the cell captive, and represent the fair value of the underlying investments of the cell captive. The initial cost of the investment amounts to R535 million (2007: R535 million; 2006: R1,891 million). Telkom bears all the risks and rewards of the investment, as the returns/losses on the preference shares are dependant on the performance of the underlying investments made by the cell captive. On this basis Telkom as the preference shareholder, receives any residual gains or losses made by the cell captive. The ordinary shareholders of the cell captive do not bear any of the risks and rewards. The cell captive has been consolidated in full.

The cell captive has an investment in a sinking fund and an annuity policy. In the financial year ended March 31, 2007 an addendum to the cell captive annuity policy was signed, which resulted in the annuity policy qualifying as a plan asset. This resulted in a reduction in the investment of R1,961 million in the financial year ended March 31, 2007 (refer to note 29).

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008


| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **14. Deferred revenue and Deferred expenses** | | | |
| Deferred expenses | 480 | 557 | 583 |
| Deferred expenses | 254 | 270 | 221 |
| Current portion of deferred expenses | 226 | 287 | 362 |
| Included in long-term deferred expenses and revenue is Vodacom unactivated starter packs. | | | |
| The current portion of deferred expenses represents the deferral of connection costs. | | | |
| Deferred revenue | 2,966 | 3,004 | 3,721 |
| Deferred revenue | 991 | 1,021 | 1,128 |
| Current portion of deferred revenue | 1,975 | 1,983 | 2,593 |

Included in deferred revenue is profit on the sale and lease-back of certain Telkom buildings of R118 million, consisting of a long-term portion of R107 million and a short-term portion of R11 million (2007: R129 million; 2006: R140 million). A profit of R11 million per annum is recognised in income on a straight-line basis, over the period of the lease ending 2019 (refer to note 37).

**15. Finance lease receivables**

The Group provides voice and non-voice services to its customers, which make use of router and PABX equipment that is dedicated to specific customers. The disclosed information relates to certain customer arrangements which were assessed to be finance leases in terms of IAS17.

| | Total Rm | < 1 year Rm | 1 – 5 years Rm | > 5 years Rm |
|---|---|---|---|---|
| 2008 | | | | |
| Minimum lease payments | | | | |
| Lease payments receivable | 452 | 196 | 256 | – |
| Unearned finance income | (80) | (30) | (50) | – |
| Present value of minimum lease payments | 372 | 166 | 206 | – |
| Lease receivables | 372 | 166 | 206 | – |
| 2007 | | | | |
| Minimum lease payments | | | | |
| Lease payments receivable | 312 | 110 | 202 | – |
| Unearned finance income | (66) | (22) | (44) | – |
| Present value of minimum lease payments | 246 | 88 | 158 | – |
| Lease receivables | 246 | 88 | 158 | – |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **16. Deferred taxation** | (587) | (1,123) | (1,374) |
| Opening balance | (435) | (587) | (1,123) |
| Income statement movements | (173) | (516) | (219) |
| Temporary differences | (280) | (515) | (331) |
| Over provision/(under provision) prior year | 107 | (1) | 53 |
| Change in tax rate | – | – | 59 |
| Business combinations | 21 | (16) | (65) |
| Foreign currency translation reserve and foreign equity revaluation | – | (4) | 33 |
| The balance comprises: | (587) | (1,123) | (1,374) |
| Capital allowances | (2,682) | (3,325) | (3,841) |
| Provisions and other allowances | 1,682 | 1,719 | 2,008 |
| Tax losses | 112 | 113 | 276 |
| STC tax credits | 301 | 370 | 183 |
| Deferred tax balance is made up as follows: | (587) | (1,123) | (1,374) |
| Deferred tax assets | 481 | 593 | 605 |
| Deferred tax liabilities | (1,068) | (1,716) | (1,979) |
| Unutilised STC credits | 2,393 | 2,958 | 1,830 |

Under South African tax legislation, tax losses for companies continuing to do business do not expire. The unused taxation losses available to reduce the net deferred taxation liability is R1,615 million of which R1,456 relates to Vodacom (2007: R1,134 million; 2006: R876 million) (Group share: R728 million; 2007: R567 million; 2006: R438 million). The full effect of this would be a R511 million of which R466 million relates to Vodacom (2007: R363 million; 2006: R279 million) (Group share: R233 million; 2007: R182 million; 2006: R140 million) reduction in the net deferred taxation liability.

The deferred tax asset represents amongst other items STC credits on past dividends received. The deferred tax asset for the current period is calculated using the revised STC rate of 10% (previously 12,5%) as announced by the Minister of Finance. The deferred tax asset is recognised as it is considered probable that it will be utilised in the future, given Telkom's dividend policy. The asset will be released as a tax expense when dividends are declared.

The deferred tax liability increased mainly due to the increase in the difference between the carrying value and tax base of assets, resulting from the change in the estimate of useful lives of the assets as well as from the acquisition of Multi-Links Telecommunications (Proprietary) Limited.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **17. Inventories** | 814 | 1,093 | 1,287 |
| Gross inventories | 916 | 1,275 | 1,535 |
| Write-down of inventories to net realisable value | (102) | (182) | (248) |
| Inventories consist of the following categories: | 814 | 1,093 | 1,287 |
| Installation material, maintenance material and network equipment | 487 | 811 | 895 |
| Merchandise | 327 | 282 | 392 |
| Write-down of inventories to net realisable value | 102 | 182 | 248 |
| Opening balance | 67 | 102 | 182 |
| Charged to selling, general and administrative expenses | 64 | 154 | 164 |
| Inventories written-off | (29) | (74) | (98) |

Inventory levels as at March 31, 2008 and 2007 have increased due to the roll-out of the Next Generation Network and increased inventory levels, required to improve customer service.

The increase in merchandise in the current year is due to the accelerated acquisition of merchandise to limit the Group's exposure to foreign currency fluctuations.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **18. Trade and other receivables** | 6,399 | 7,303 | 8,986 |
| Trade receivables | 5,798 | 6,557 | 7,695 |
| Gross trade receivables | 6,088 | 6,792 | 7,985 |
| Impairment of receivables | (290) | (235) | (290) |
| Prepayments and other receivables | 601 | 746 | 1,291 |
| Impairment of receivables | 290 | 235 | 290 |
| Opening balance | 285 | 290 | 235 |
| Charged to selling, general and administrative expenses | 206 | 153 | 300 |
| Receivables written-off | (201) | (208) | (245) |

Refer to note 12 for detailed credit risk analysis.

The increase in the charged to selling, general and administrative expenses is as a result of increased revenues which resulted in a higher provision for doubtful debts.

Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **19. Other financial assets and liabilities** | | | |
| Other financial assets consist of: | | | |
| At fair value through profit or loss | 275 | 259 | 614 |
| Bills of exchange | 107 | 98 | – |
| Interest rate swaps | 19 | 16 | 9 |
| Other financial assets | – | – | 16 |
| Forward exchange contracts | 149 | 145 | 589 |
| Bills of exchange | | | |
| The fair value of bills of exchange has been derived at with reference to BESA quoted prices. | | | |
| Other financial liabilities consist of: | (235) | (229) | (1,290) |
| Long-term portion of other financial liabilities | | | |
| Other (refer to note 12) | – | (36) | – |
| Put option at fair value through profit or loss (refer to note 12) | – | – | (919) |
| Current portion of other financial liabilities<br>At fair value through profit or loss | (235) | (193) | (371) |
| Put option at fair value through profit or loss (refer to note 12) | – | (125) | (198) |
| Forward exchange contracts | (130) | (42) | (173) |
| Interest rate swaps | (105) | (26) | – |

Change in comparative
Derivative instruments in other financial liabilities category increased by R125 million in 2007 (2006: RNil) due to the reclassification of the Vodacom DRC put option from trade and other payables.

# Notes to the consolidated annual financial statements (continued)

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **20.  Net cash and cash equivalents** | 4,255 | 308 | (208) |
| Cash shown as current assets | 4,948 | 749 | 1,134 |
| Cash and bank balances | 1,853 | 649 | 664 |
| Short-term deposits | 3,095 | 100 | 470 |
| Credit facilities utilised | (693) | (441) | (1,342) |
| Undrawn borrowing facilities | 9,519 | 8,658 | 7,565 |

The undrawn borrowing facilities are unsecured, when drawn bear interest at a rate that will be mutually agreed between the borrower and lender at the time of drawdown, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity. At March 31, 2008, R2,000 million of these undrawn facilities were committed.

Borrowing powers

To borrow money, Telkom's directors may mortgage or encumber Telkom's property or any part thereof and issue debentures, whether secured or unsecured, whether outright or as security for debt, liability or obligation of Telkom or any third party. For this purpose the borrowing powers of Telkom are unlimited, but are subject to the restrictive financial covenants of the TL20 loan and the conditions, and covenants of the Bridge Loan facility indicated on note 27.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **21.  Share capital and premium** | | | |
| Authorised and issued share capital and share premium are made up as follows: | | | |
| Authorised | 10,000 | 10,000 | 10,000 |
| 999,999,998 ordinary shares of R10 each | 10,000 | 10,000 | 10,000 |
| 1 Class A ordinary share of R10 | – | – | – |
| 1 Class B ordinary share of R10 | – | – | – |
| Issued and fully paid | 6,791 | 5,329 | 5,208 |
| 520,784,184 (2007: 532,855,528; 2006: 544,944,899) ordinary shares of R10 each | 5,449 | 5,329 | 5,208 |
| 1 (2007: 1; 2006: 1) Class A ordinary share of R10 | – | – | – |
| 1 (2007: 1; 2006: 1) Class B ordinary share of R10 | – | – | – |
| Share premium | 1,342 | – | – |

The following table illustrates the movement in the number of shares issued:

| | Number of shares | Number of shares | Number of shares |
|---|---|---|---|
| Shares in issue at beginning of year | 557,031,821 | 544,944,901 | 532,855,530 |
| Shares bought back and cancelled* | (12,086,920) | (12,089,371) | (12,071,344) |
| Shares in issue at end of year | 544,944,901 | 532,855,530 | 520,784,186 |

Full details of the voting rights of ordinary, class A and class B shares are documented in the Articles of Association of Telkom.

*As of March 31, 2008, 4,444,138 of these shares had not yet been cancelled from the issued share capital by the Registrar of Companies.*

# Notes to the consolidated annual financial statements (continued)

## for the three years ended March 31, 2008


| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **21. Share capital and premium** (continued) | | | |
| Share buy-back | | | |
| During the financial year Telkom bought back 12,071,344 ordinary shares at a total consideration of R1,647 million. This reduced Share capital by R121 million and Retained earnings by R1,526 million. | | | |
| During the financial year ended March 31, 2007, Telkom bought back 12,089,371 ordinary shares at a total consideration of R1,596 million. This reduced Share capital by R120 million, Share premium by R1,342 million and Retained earnings by R134 million. | | | |
| During the financial year ended March 31, 2006, Telkom bought back 12,086,920 ordinary shares at a total consideration of R1,502 million. This reduced the Share capital by R121 million and Share premium by R1,381 million. | | | |
| Capital Management | | | |
| Refer to note 12 for a detailed capital management disclosure. | | | |
| **22. Treasury shares** | (1,809) | (1,774) | (1,638) |

At March 31, 2008, 10,493,141 (2007: 12,237,016; 2006: 12,687,521) and 10,849,058 (2007: 10,849,058; 2006: 10,849,058) ordinary shares in Telkom, with a fair value of R1,377 million (2007: R2,031 million; 2006: R2,038 million) and R1,423 million (2007: R1,801 million; 2006: R1,743 million) are held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited, respectively.

The shares held by Rossal No 65 (Proprietary) Limited are reserved for issue in terms of the Telkom Conditional Share Plan ('TCSP'). In addition, the Board of directors agreed that, subject to the JSE Listing requirements, the treasury shares held by Acajou Investments (Proprietary) Limited be made available to the TCSP to make up for the current shortfall in the share scheme after the additional grants made in the current year (refer to note 23).

The reduction in the number of treasury shares is due to 1,743,785 shares (2007: 450,505; 2006: 29,669) shares that vested in terms of the TCSP during the year.

The fair value of these shares at the date of vesting was R301 million (2007: R63 million; 2006: R4 million).

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|

**23. Share-based compensation reserve**

This reserve represents the cumulative fair value of the equity-settled share-based payment transactions recognised in employee expenses over the vesting period of the equity instruments granted to employees in terms of the Telkom Conditional Share Plan (refer to note 29).

The Telkom Board approved the fourth enhanced allocation of shares to employees on September 4, 2007, with a grant date of September 27, 2007, the day that the employees and Telkom shared a common understanding of the terms and conditions of this grant. A total of 6,089,810 shares were granted.

The Board has also approved an enhanced allocation for the November 2006 grant on September 4, 2007, with a grant date of September 27, 2007. The number of additional shares granted with respect to the 2006 allocation is 4,966,860.

No consideration is payable on the shares issued to employees, but performance criteria will have to be met in order for the granted shares to vest. The ultimate number of shares that will vest may differ based on certain individual and Telkom performance conditions being met. The related compensation expense is recognised over the vesting period of shares granted, commencing on the grant date.

The following table illustrates the movement within the Share-based compensation reserve:

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Balance at beginning of year | 68 | 151 | 257 |
| Net increase in equity | 83 | 106 | 386 |
| Employee cost* | 120 | 141 | 522 |
| Accelerated vesting of shares | (37) | – | – |
| Vesting and transfer of shares | – | (35) | (136) |
| Balance at end of year | 151 | 257 | 643 |

At March 31, 2008 the estimated total compensation expense to be recognised over the vesting period was R2,151 million (2007: R580 million; 2006: R381 million), of which R522 million (2007: R141 million; 2006: R120 million) was recognised in employee expenses for the year.

*The increase in the employee costs in the current financial year is mainly as a result of the additional share allocations (refer to note 29).

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **24. Non-distributable reserves** | 1,128 | 1,413 | 1,292 |
| Opening balance | 360 | 1,128 | 1,413 |
| Movement during the year | 768 | 285 | (121) |
| Foreign currency translation reserve (net of tax of R6 million; 2007: R4 million; 2006: RNil) | 52 | 46 | 521 |
| Minority put option (refer to note 12) | – | – | (661) |
| Revaluation of an available-for-sale investment (net of tax of R1 million) | – | – | 8 |
| Available-for-sale financial asset | | | |
| Life fund reserve (Cell captive) | 716 | 239 | 11 |
| The balance comprises: | 1,128 | 1,413 | 1,292 |
| Foreign currency translation reserve | (104) | (58) | 463 |
| Cell Captive reserve | 1,232 | 1,471 | 1,482 |
| Available-for-sale investment | – | – | 8 |
| Minority put option | – | – | (661) |

The Group has two consolidated cell captives, one used as an investment to fund Telkom's post-retirement medical aid liability and the other is for Vodacom's short-term insurance obligation in respect of handsets.

In terms of the Short-term Insurance Act, 1998, the Vodacom Group's cell captive partner, Nova Risk Partners Limited is required to recognise a contingency reserve equal to 10% of premiums written less approved reinsurance (as defined in the Act). This reserve can be utilised only with the prior permission of the Registrar of Short-term Insurance.

The earnings from the cell captives are recognised in the income statement and then transferred to Non-distributable reserves.

Gains and losses from changes in the fair value of available-for-sale investments are recognised directly in equity until the financial asset is disposed of.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **25. Retained earnings** | 22,904 | 26,499 | 27,310 |
| Opening balance | 19,232 | 22,904 | 26,499 |
| Movement during year | 3,672 | 3,729 | 2,337 |
| Net profit for the year | 9,189 | 8,646 | 7,975 |
| Transfer to non-distributable reserves (refer to note 24) | (716) | (239) | (11) |
| Dividend declared (refer to note 34) | (4,801) | (4,678) | (5,627) |
| Shares bought back (refer to note 21) | – | (134) | (1,526) |
| The balance comprises: | 22,904 | 26,499 | 27,310 |
| Company | 18,534 | 21,906 | 22,484 |
| Joint venture | 4,293 | 4,762 | 5,697 |
| Subsidiaries | 568 | 786 | 428 |
| Eliminations | (491) | (955) | (1,299) |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **26. Minority interest** | 301 | 284 | 522 |
| Opening balance | 220 | 301 | 284 |
| Movement during the year | 81 | (17) | 238 |
| Reconciliation: | 301 | 284 | 522 |
| Balance at beginning of year | 220 | 301 | 284 |
| Share of earnings | 139 | 203 | 197 |
| Acquisition of subsidiaries and minorities | 27 | (68) | 77 |
| Foreign currency translation reserves | (7) | 14 | 29 |
| Dividend declared | (78) | (166) | (65) |
| **27. Interest-bearing debt** | | | |
| Long-term interest-bearing debt | 7,655 | 4,338 | 9,403 |
| Total interest-bearing debt | 11,123 | 10,364 | 15,733 |
| Gross interest-bearing debt | 13,686 | 12,549 | 17,839 |
| Discount on debt instruments issued | (2,563) | (2,185) | (2,106) |
| Less: Current portion of interest-bearing debt | (3,468) | (6,026) | (6,330) |
| Local debt | (2,642) | (5,772) | (6,001) |
| Locally registered Telkom debt instruments | (2,211) | (4,432) | – |
| Commercial paper bills | (429) | (1,339) | (3,401) |
| Short-term interest-free loans | (2) | (1) | – |
| Call borrowings | – | – | (2,600) |
| Foreign debt | (786) | (193) | (202) |
| Finance leases | (40) | (61) | (124) |
| Licence obligation | – | – | (3) |
| Total interest-bearing debt is made up as follows: | 11,123 | 10,364 | 15,733 |
| (a) Local debt | 8,938 | 8,131 | 12,923 |
| Locally registered Telkom debt instruments | 8,507 | 6,786 | 8,164 |
| Name, maturity, rate p.a., nominal value | | | |
| TK01, 2008, 10%, RNil (2007: R4,680 million; 2006: R4,689 million) | 4,230 | 4,432 | – |
| TL06, 2006, 10.5%, RNil (2007: RNil; 2006: R2,100 million) | 2,103 | – | – |
| TL20, 2020, 6%, R2,500 million (2007: R2,500 million; 2006: R2,500 million) | 1,214 | 1,246 | 1,283 |
| PP02, 2010, 0%, R430 million (2007: R430 million; 2006: R430 million) | 230 | 264 | 304 |
| PP03, 2010, 0%, R1,350 million (2007: R1,350 million; 2006: R1,350 million) | 730 | 844 | 977 |
| Call borrowings, 2009, 11.58%, R2,600 million (2007: RNil; 2006: RNil) | – | – | 2,600 |
| Term loans, 2010, 12.22%, R3,000 million (2007: RNil; 2006: RNil) | – | – | 3,000 |

Local bonds

The local Telkom bonds are unsecured, but a side letter to the subscription agreement (as amended) of the TL20 bond, and the R1,600 million Bridge Loan facility, included in call borrowings contain a number of restrictive financial covenants to be maintained by the Group at the following ratios: EBITDA to net interest expense ratio of no less than 3.5:1 and net interest bearing debt to EBITDA ratio of no greater than 3.0:1 which, if not met, could result in the early redemption of the loan. The R1,600 million Bridge Loan facility and R2,000 million Term loan agreement agreements limit the Group's ability to encumber, cede, assign, sell or otherwise dispose of a material portion of its assets without the prior written consent of the Lenders, which will not be unreasonably withheld. The TL20, PP02, and PP03 local bonds limit Telkom's ability to create encumbrances on revenues or assets, and secure any indebtedness without securing the outstanding bonds equally and rateably with such indebtedness.

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **27. Interest-bearing debt** (continued) | | | |
| (a) Local debt (continued) | | | |
| Commercial paper bills | 429 | 1,339 | 4,202 |
| Rate p.a., nominal value | | | |
| 2008, 11.71% (2007: 9.04%; 2006: 7%), R4,383 million (2007: R1,350 million; 2006: R430 million) | | | |
| Asset Backed Arbitraged Securities (Proprietary) Limited | – | – | 500 |
| On December 5, 2007 Vodacom (Proprietary) Limited entered into a subscription agreement with Asset Backed Arbitraged Securities (Proprietary) Limited ('ABACAS'). In terms of the agreement Vodacom (Proprietary) Limited issued debt instruments in the form of two promissory notes with a nominal value of R500 million (Group shares: R250 million) each to which ABACAS subscribed. The debt instrument will bear interest based on JIBAR plus credit margin and funding margin. The repayment term is three years with interest being paid quarterly. The credit margin is 0.4% and the funding margin is 0.18% and 0.15% respectively. | | | |
| Licence Obligation | – | – | 47 |
| On December 9, 2004, ICASA amended the Vodacom South Africa licence to allow for access to the 1800 Megahertz frequency spectrum band and the 3G radio spectrum band. The costs to the Group for the 1800 Megahertz frequency band obligations is estimated at R68.8 million (Group share R34.4 million). The net present value, at a discount rate of 8%, over three years amounts to R64 million (Group share: R32 million). The cost to the Group for the 3G radio sprectrum band obligation is estimated at R36.8 million (Group share: R18.4 million). The net present value, at a discount rate of 8%, over three year amounts to R32.2 million (Group share: R16.1 million). | | | |
| Other debt | 2 | 6 | 10 |
| Other debt includes Vodacom Group shareholders' loans with variable payment terms. Group share is 50% on the respective balances. | | | |
| (b) Foreign debt | 913 | 1,013 | 1,643 |
| Maturity, rate p.a., nominal value | 85 | 106 | 141 |
| Euro: 2010 – 2025, 0.1% – 0.14% (2007: 0.10% – 0.14%; 2006: 0.10% – 6.81%), € 11 million (2007: € 11 million; 2006: € 11 million) | | | |
| Mirambo Limited | – | – | 72 |
| Mirambo Limited bought the 16% and 19% equity stake of Planetel Communications Limited and Caspian Limited respectively in Vodacom Tanzania Limited on November 30, 2007. The shareholder loans with a combined nominal value of USD18 million (Group share: USD9 million), were transferred to Mirambo Limited in order to meet its obligations to Vodacom Tanzania Limited in respect of shareholder contributions. The loan bears interest at LIBOR plus 5% and shall be repaid by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan and capitalised interest are unsecured and surbordinated. | | | |

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **27. Interest-bearing debt** (continued) | | | |
| (b) Foreign debt (continued) | | | |
| Planetel Communications Limited | 21 | 27 | – |
| The shareholder loan of USD8 million (2007: USD8 million; 2006: USD8 million) (Group share: USD4 million; 2007: USD4 million; 2006: USD4 million) was subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, which expired at the end of the current financial year, bore no interest from April 1, 2002, and was thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan became non-interest bearing and was remeasured at amortised cost at an effective interest rate of LIBOR plus 5%. The gain on remeasurement was included in equity. On November 30, 2007 Planetel Communications Limited sold its 16% shareholding in Vodacom Tanzania Limited to Mirambo Limited. | | | |
| Caspian Limited | 25 | 32 | – |
| The shareholder loan of USD10 million (2007: USD10 million; 2006: USD10 million) (Group share: USD5 million; 2007: USD5 million; 2006: USD5 million) was subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, bears no interest from April 1, 2002, and was thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan became non-interest bearing and was remeasured at amortised cost at an effective interest rate of LIBOR plus 5%. The gain on remeasurement was included in equity. On November 30, 2007 Caspian Limited sold its 19% shareholding in Vodacom Tanzania Limited to Mirambo LImited. | | | |
| Loan to Vodacom International Limited | 557 | 655 | 731 |
| The loan provided by Standard Bank Plc and RMB International (Dublin) Limited that amounts to USD180 million (2007: USD180 million; 2006: USD180 million) (Group share: USD90 million; 2007: USD90 million 2006; USD90 million)) is collateralised by guarantees provided by the Vodacom Group. The loan originally repayable on July 19, 2006, was refinanced during the 2007 financial year. The loan is now repayable on July 26, 2009 and bears interest at an effective interest rate of LIBOR plus 0.35%. | | | |
| Project finance funding for Vodacom Tanzania Limited | 92 | 47 | – |
| The drawn down portions of the project finance funding from external parties include the following: | | | |
| (a) Netherlands Development Finance Company USDNil (2007: USD4 million; 2006: USD8 million) (Group share: USDNil; 2007: USD2 million; 2006: USD4 million) | | | |
| (b) Deutsche Investitions – und Entwicklungsgesellschaft mbH € Nil (2007: € 4 million; 2006: € 8 million) (Group share: € Nil; 2007: € 2 million; 2006: € 4 million) | | | |
| (c) Standard Corporate and Merchant Bank USDNil (2007: USD4 million; 2006: USD8 million) (Group share: USDNil; 2007: USD2 million; 2006: USD4 million) | | | |
| (d) Barclays Bank (Local Syndicate Tanzania) TSHNil (2007: TSHNil; 2006: TSH5,704 million) (Group share: TSHNil; 2007: TSHNil; 2006: TSH2,852 million). | | | |
| The funding was collateralised by a charge over 51% of the shares, the license and Vodacom Tanzania Limited's tangible assets and intangible assets. The loans bore interest based upon the foreign currency denomination of the project financing between 6% and 14.4% per annum and was fully repaid in the 2008 financial year. | | | |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **27.  Interest-bearing debt** (continued) | | | |
| (b) Foreign debt    (continued) | | | |
| Vodacom Congo (RDC) s.p.r.l. | 19 | 11 | 4 |
| Vodacom's share of the short-term facilities amount to USD1 million (2007: USD3 million; 2006: USD6 million) (Group share: USD1 million; 2007: USD2 million; 2006: USD3 million) bears interest at 18% per annum with no fixed repayment terms. USD2 million (Group share: USD1 million) of these facilities was repaid on June 30, 2007 and bore interest at LIBOR plus 6% per annum. | | | |
| Preference shares issued by Vodacom Congo (RDC) s.p.r.l. | 114 | 135 | 150 |
| The preference shares of USD37 million (2007: USD37 million; 2006: USD37 million) (Group share: USD19 million; 2007: USD19 million; 2006: USD19 million) bear interest at a rate of 4% per annum. The preference shares are redeemable at the discretion of the shareholders and on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding. | | | |
| Zenith Bank | – | – | 45 |
| Multi-Links Telecommunications Limited has taken out a loan from Zenith Bank. The original loan amounted to USD14 million against which repayments amounting to USD8.4 million have already been made. The loan bears interest at LIBOR plus 3.5% and will be repaid during 2008. | | | |
| FCMB Loan | – | – | 87 |
| Multi-Links Telecommunications Limited has taken out a FCMB loan.The original loan amounted to Naira 1,500 million against which repayments amounting to Naira 250 million have already been made. The loan bears interest at 13% and will be fully repaid during 2010. This loan is secured by a charge of assets valued at N520 million. | | | |
| Export Development Bank of Canada | – | – | 82 |
| Multi-Links Telecommunications Limited has a long-term funding facility in place with Export Development Bank of Canada (EDC), through First Bank of Nigeria Plc. The original funding amounted to USD18 million against which USD8 million repayments have already been made. The loan bears interest at LIBOR plus 2.5%, and will be fully repaid during 2014. | | | |
| Huawei Vendor Financing Facility VFF | – | – | 319 |
| Multi-Links Telecommunications Limited entered into a Bridge Financing agreement with Huawei Tech Investment Co. Limited for the supply of telecommunications equipment and services. The original funding amounted to USD41.6 million against which repayments of USD2 million have already been made. The loan bears interest at LIBOR plus 2% and will be repaid by 2010. The above arrangement is temporary until financing facilities are obtained from China Development Bank. | | | |
| PTA Bank and Barclays Bank | – | – | 12 |
| Africa Online Group has taken out a loan from PTA Bank and Barclays Bank that in total amounts to USD1,5 million. Of this amount USD0.8 million bears interest at LIBOR plus 6% and the remaining USD0.4 million bears interest at 11.5%. | | | |
| (c) Finance leases | 1,272 | 1,220 | 1,167 |
| The finance leases are secured by buildings with a carrying value of R634 million (2007: R564 million; 2006: R618 million) and office equipment with a book value of R14 million (2007: R10 million; 2006: R6 million) (refer to note 10). These amounts are repayable within periods ranging from 1 to 12 years. Interest rates vary between 13% and 38%. | | | |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **27. Interest-bearing debt** (continued) | | | |
| Included in long-term and short-term debt is: | | | |
| Debt guaranteed by the South African Government | 4,315 | 4,537 | 141 |
| A major portion of the guaranteed debt for the years ended March 31, 2007 and 2006 relates to the TK01 debt instrument, however, this instrument has been redeemed in full during the year ended March 31, 2008. | | | |
| Telkom may issue or re-issue locally registered debt instruments in terms of the Post Office Amendment Act 85 of 1991. The borrowing powers of Telkom are set out as per note 20. | | | |
| Repayments/refinancing of current portion of interest-bearing debt | | | |
| The repayment/refinancing of R6,330 million of the current portion of interest-bearing debt will depend on the market circumstances at the time of repayment. | | | |
| Management believes that sufficient funding facilities will be available at the date of repayment/refinancing. | | | |
| Loans raised and loans repaid on the cash flow statement increased due to raising and redemption of the Commercial Paper Bills in Telkom, as well as newly acquired Asset Backing finance in Vodacom. | | | |
| **28. Provisions** | **2,677** | **1,443** | **1,675** |
| Employee related | 4,293 | 3,005 | 3,186 |
| Annual leave | 356 | 413 | 438 |
| Balance at beginning of year | 337 | 356 | 413 |
| Charged to employee expenses | 88 | 66 | 44 |
| Leave paid | (69) | (9) | (19) |
| Post-retirement medical aid (refer to note 29) | 2,607 | 1,139 | 1,356 |
| Balance at beginning of year | 2,430 | 2,607 | 1,139 |
| Interest cost | 249 | 286 | 322 |
| Current service cost | 48 | 83 | 84 |
| Expected return on plan asset | – | (188) | (257) |
| Actuarial loss | 63 | 149 | 129 |
| Curtailment gain | (8) | – | – |
| Settlement loss | 7 | – | – |
| Termination settlement | (29) | – | – |
| Plan asset – initial recognition | – | (1,720) | – |
| Contributions paid | (153) | (78) | (61) |
| Telephone rebates (refer to note 29) | 198 | 282 | 287 |
| Balance at beginning of year | 179 | 198 | 282 |
| Interest cost | 16 | 19 | 22 |
| Current service cost | 3 | 4 | 3 |
| Past service cost | – | 76 | 2 |
| Actuarial loss | – | 5 | – |
| Benefits paid | – | (20) | (22) |
| Bonus | 1,071 | 1,090 | 992 |
| Balance at beginning of year | 826 | 1,071 | 1,090 |
| Charged to employee expenses | 965 | 965 | 797 |
| Payments made | (720) | (946) | (895) |
| Long-term incentive provision* | 61 | 81 | 113 |
| Balance at beginning of year | – | 61 | 81 |
| Charged to employee expenses | 69 | 21 | 41 |
| Payment | (8) | (1) | (9) |

F-60

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **28. Provisions** | | | |
| Non-employee related | 44 | 533 | 670 |
| Supplier dispute (refer to note 38) | – | 527 | 569 |
| Balance at beginning of year | – | – | 527 |
| Net movements | – | 527 | 42 |
| Warranty provision | 16 | – | – |
| Balance at beginning of year | 14 | 16 | – |
| Charged to expenses | 20 | – | – |
| Provision utilised | (18) | (16) | – |
| Other | 28 | 6 | 101 |
| Less: Current portion of provisions | (1,660) | (2,095) | (2,181) |
| Annual leave | (356) | (402) | (417) |
| Post-retirement medical aid | (159) | (186) | (186) |
| Telephone rebates | (17) | (26) | (26) |
| Bonus | (1,071) | (911) | (921) |
| Supplier dispute | – | (527) | (569) |
| Warranty provision | (16) | – | – |
| Other | (41) | (43) | (62) |

Annual leave

In terms of Telkom's policy, employees are entitled to accumulate vested leave benefits not taken within a leave cycle, to a cap of 22 days (previously 25 days) which must be taken within an 18 month leave cycle. The leave cycle is reviewed annually and is in accordance with legislation.

Bonus

The Telkom bonus scheme consists of performance bonuses which are dependent on achievement of certain financial and non-financial targets. The bonus is payable bi-annually to all qualifying employees after Telkom's results have been made public.

Vodacom's bonus provision consists of a performance bonus based on the achievement of the predetermined financial targets payable to all levels of staff.

Deferred bonus incentive

Vodacom's deferred bonus incentive provision represents the present value of the expected future cash outflows of the entitlement value at the balance sheet date less the value at which the entitlements were issued, multiplied by the number of entitlements allocated to a participant.

Periodically, a number of entitlements are issued to employees, the value of which depends on the seniority of the employee. The participating rights of employees vest at different stages and employees are entitled to cash in their entitlements within one year after the participating rights have vested. The provision is utilised when eligible employees receive the value of vested entitlements.

Supplier dispute

Telkom provided R569 million (2007: R527 million; 2006: RNil) for its estimate of the probable liability as discussed in note 38. The net movement in the provision of R42 million (2007: R17 million; 2006: R Nil) consists of Finance charges and fair value movements offset by provisional payments made during the current year.

Warranty provision

The warranty provision in Vodacom covers manufacturing defects in the second year of warranty on handsets sold to customers. The estimate is based on claims notified and past experience. The suppliers of the various handsets assumed responsibility for the second year warranty subsequent to March 31, 2007 and accordingly there is no remaining provision.

Other

Included in other provisions is an amount provided for asset retirement obligations.
Other provisions also include advertising received from suppliers of handsets and various other smaller provisions.

*In the previous year the long-term incentive provision was included in other provisions.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

### 29. Employee benefits

The Group provides benefits for all its permanent employees through the Telkom Pension Fund and the Telkom Retirement Fund and the Vodacom Group Pension Fund. Membership of one of the funds is compulsory. In addition, certain retired employees receive medical aid benefits and a telephone rebate. The liabilities for all of the benefits are actuarially determined in accordance with accounting requirements each year. In addition, statutory funding valuations for the retirement and pension funds are performed at intervals not exceeding three years.

At March 31, 2008, the Group employed 33,616 employees (2007: 33,047; 2006: 31,458).

Actuarial valuations were performed by qualified actuaries to determine the benefit obligation, plan asset and service costs for the pension and retirement funds for each of the financial periods presented.

The Telkom Pension Fund

The latest actuarial valuation performed at March 31, 2008 indicates that the pension fund is in a surplus position of R84 million after unrecognised gains. The recognition of the surplus is limited due to the application of the asset limitation criteria in IAS19 (revised).

The last statutory funding valuation of the fund performed in March 2007, indicated that the fund is fully funded. The current contributions (plus an annual top-up lump sum if necessary) are based on that valuation. Management expects to complete the next statutory valuation in November 2008.

With effect from July 1, 1995, the Telkom Pension Fund was closed to new members. During the financial year ended March 31, 2007, a settlement event occurred in the Telkom Pension Fund whereby 106 members were transferred to the Telkom Retirement Fund.

The funded status of the Telkom Pension Fund is disclosed below.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| The Telkom Pension Fund | | | |
| The net periodic pension costs includes the following components: | | | |
| Interest and service cost on projected benefit obligations | 22 | 22 | 21 |
| Expected return on plan assets | (24) | (19) | (27) |
| Recognised actuarial loss/(gain) | 78 | 9 | (16) |
| Settlement loss/(gain) | – | 21 | (2) |
| Asset Limitation | – | – | 29 |
| Net periodic pension expense recognised | 76 | 33 | 5 |
| Pension fund contributions (refer to note 5.1) | 22 | 8 | 5 |
| The status of the pension plan obligation is as follows: | | | |
| At beginning of year | 186 | 281 | 205 |
| Interest and service cost | 22 | 22 | 21 |
| Employee contributions | 4 | 2 | 2 |
| Benefits paid | (20) | (2) | (3) |
| Settlements | – | (70) | (15) |
| Actuarial loss/(gain) | 89 | (28) | (6) |
| Benefit obligation at end of year | 281 | 205 | 204 |
| Plan assets at fair value: | | | |
| At beginning of year | 231 | 243 | 284 |
| Expected return on plan assets | 24 | 19 | 27 |
| Benefits paid | (20) | (2) | (3) |
| Contributions | 26 | 10 | 8 |
| Settlements | – | (61) | (15) |
| Actuarial (loss)/gain | (18) | 75 | 10 |
| Plan assets at end of year | 243 | 284 | 311 |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **29. Employee benefits** (continued) | | | |
| The Telkom Pension Fund (continued) | | | |
| Present value of funded obligation | 281 | 205 | 204 |
| Fair value of plan assets | (243) | (284) | (311) |
| Fund status | 38 | (79) | (107) |
| Unrecognised net actuarial (loss)/gain | (118) | 25 | 23 |
| Net surplus | (80) | (54) | (84) |
| Asset Limitation | – | – | 29 |
| Recognised net asset | (80) | (54) | (55) |
| Expected return on plan assets | 24 | 19 | 27 |
| Actuarial (loss)/return on plan assets | (18) | 75 | 10 |
| Actual return on plan assets | 6 | 94 | 37 |
| Principal actuarial assumptions were as follows: | | | |
| Discount rate (%) | 7.5 | 7.5 | 9.0 |
| Yield on government bonds (%) | 7.5 | 7.5 | 9.0 |
| Long-term return on equities (%) | 10.5 | 10.5 | 11.0 |
| Long-term return on cash (%) | 5.5 | 5.5 | 7.0 |
| Expected return on plan assets (%) | 9.5 | 9.7 | 9.8 |
| Salary inflation rate (%) | 6.0 | 6.0 | 7.5 |
| Pension increase allowance (%) | 2.9 | 2.9 | 4.3 |

The overall long-term expected rate of return on assets is 9.75%. This is based on the portfolio as a whole and not the sum of the returns of individual asset categories. The expected return takes into account the asset allocation of the Telkom pension fund and expected long-term return of these assets, of which South African equities and foreign investments are the largest contributors.

The assumed rates of mortality are determined by reference to the SA85-90 (Light) ultimate table, as published by the Actuarial Society of South Africa, for pre-retirement purposes and the PA(90) ultimate table, minus one year age rating as published by the Institute and Faculty of Actuaries in London and Scotland, for retirement purposes.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Funding level per statutory actuarial valuation (%) | 99.8 | 100.0 | 100.0 |
| The number of employees registered under the Telkom Pension Fund | 255 | 153 | 146 |
| The fund portfolio consists of the following: | | | |
| Equities (%) | 84 | 74 | 54 |
| Bonds (%) | 9 | 5 | 5 |
| Cash (%) | 7 | 3 | 23 |
| Foreign Investments (%)* | – | 16 | 18 |
| Insurance policies (%) | – | 2 | – |

The total expected contributions payable to the pension fund for the next financial year are R7 million.

*Includes offshore unit trusts.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

29. **Employee benefits** (continued)

The Telkom Retirement Fund

The Telkom Retirement Fund was established on July 1, 1995 as a hybrid defined benefit and defined contribution plan. Existing employees were given the option to either remain in the Telkom Pension Fund or to be transferred to the Telkom Retirement Fund. All pensioners of the Telkom Pension Fund and employees who retired after July 1, 1995 were transferred to the Telkom Retirement Fund. Upon transfer the Government ceased to guarantee the deficit in the Telkom Retirement Fund. Subsequent to July 1, 1995 further transfers of existing employees occurred.

The Telkom Retirement Fund is a defined contribution fund with regards to in-service members. On retirement, an employee is transferred from the defined contribution plan to a defined benefit plan. Telkom, as a guarantor, is contingently liable for any deficit in the Telkom Retirement Fund. Moreover, all of the assets in the Fund, including any potential excess belong to the participants of the scheme. Telkom is unable to benefit from the excess in the form of future reduced contributions.

Telkom guarantees any actuarial shortfall of the pensioner pool in the retirement fund. This liability is initially funded through assets of the retirement fund. The latest actuarial valuation performed at March 31, 2008 indicates that the retirement fund is in a surplus funding position of R1,368 million after unrecognised losses.

The Telkom Retirement Fund is governed by the Pension Funds Act 24 of 1956. In terms of section 37A of this Act, the pension benefits payable to the pensioners cannot be reduced. If therefore the present value of the funded obligation were to exceed the fair value of plan assets, Telkom would be required to fund the statutory deficit.

The information presented below is intended only to comply with the disclosure requirements of IAS19 (revised) and not to suggest that Telkom has a potential asset with regards to this Fund.

The funded status of the Telkom Retirement Fund is disclosed below:

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| The Telkom Retirement Fund |  |  |  |
| The net periodic retirement costs include the following components: |  |  |  |
| Interest and service cost on projected benefit obligations | 346 | 312 | 493 |
| Expected return on plan assets | (430) | (489) | (686) |
| Recognised actuarial gain | – | (145) | – |
| Net periodic pension expense not recognised (Asset limitation) | (84) | (322) | (193) |
| Retirement fund contributions (refer to note 5.1) | 383 | 439 | 460 |
| Benefit obligation: |  |  |  |
| At beginning of year | 4,020 | 4,377 | 6,581 |
| Interest and service cost | 346 | 312 | 493 |
| Benefits paid | (377) | (486) | (488) |
| Liability for new pensioners | – | 44 | 14 |
| Actuarial loss | 388 | 2,334 | 501 |
| Benefit obligation at end of year | 4,377 | 6,581 | 7,101 |
| Plan assets at fair value: |  |  |  |
| At beginning of year | 4,477 | 5,973 | 7,661 |
| Expected return on plan assets | 431 | 489 | 686 |
| Benefits paid | (377) | (486) | (488) |
| Asset backing new pensioners' liabilities | – | 44 | 14 |
| Actuarial gain | 1,442 | 1,641 | 118 |
| Plan assets at end of year | 5,973 | 7,661 | 7,991 |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **29. Employee benefits** (continued) | | | |
| The Telkom Retirement Fund (continued) | | | |
| Present value of funded obligation | 4,377 | 6,581 | 7,101 |
| Fair value of plan assets | (5,973) | (7,661) | (7,991) |
| Fund Status | (1,596) | (1,080) | (890) |
| Unrecognised net actuarial gain/(loss) | 742 | (96) | (478) |
| Unrecognised net asset | (854) | (1,176) | (1,368) |
| Expected return on plan assets | 430 | 489 | 686 |
| Actuarial gain on plan assets | 1,442 | 1,641 | 118 |
| Actual return on plan assets | 1,872 | 2,130 | 804 |
| Included in the fair value of plan assets is: | | | |
| Office buildings occupied by Telkom | 274 | 371 | 596 |
| Telkom bonds | 56 | 21 | 10 |
| Telkom shares | 287 | 284 | 141 |

The Telkom Retirement Fund invests its funds in South Africa and internationally. Twelve fund managers invests in South Africa and five of these managers specialise in trades with bonds on behalf of the Retirement Fund. The international investment portfolio consists of global equity and hedged funds.

| Principal actuarial assumptions were as follows: | | | |
|---|---|---|---|
| Discount rate (%) | 7.5 | 7.5 | 9.0 |
| Yield on government bonds (%) | 7.5 | 7.5 | 9.0 |
| Long-term return on equities (%) | 10.5 | 10.5 | 11.0 |
| Long-term return on cash (%) | 5.5 | 5.5 | 7.0 |
| Expected return on plan assets (%) | 8.5 | 9.3 | 10.3 |
| Pension increase allowance (%) | 2.9 | 4.5 | 6.0 |

The overall long-term expected rate of return on assets is 10.3%. This is based on the portfolio as a whole and not the sum of the returns of individual asset categories. The expected return takes into account the asset allocation of the Retirement Fund and expected long-term return on these assets, of which South African equities, foreign investments and SA fixed interest bonds are the largest contributors.

Experience adjustment

During the March 31, 2007 year end Telkom actuaries have performed a full valuation while for the March 31, 2006 year end a roll forward method was used, as permitted under IAS 19, to determine the present value of the benefit obligation and the fair value of the plan assets using the March 31, 2005 statutory valuation as a base applying the relevant assumptions determined by management to arrive at the present value of the benefit obligation, and the fair value of plan assets.
This change in estimate resulted in a movement to the actuarial loss of R700 million and the fair value of the plan assets of R350 million in the respect of the 31 March 2007 estimates. The remaining R1,291 million is a result of the actual investment returns exceeding the expected return for the March 31, 2007 year end.

The assumed rates of mortality are determined by reference to the SA85-90 (Light) ultimate table, as published by the Actuarial Society of South Africa, for pre-retirement purposes and the PA(90) ultimate table, minus one year age rating as published by the Institute and Faculty of Actuaries in London and Scotland, for retirement purposes.

| | | | |
|---|---|---|---|
| Funding level per statutory actuarial valuation (%) | 100 | 100 | 100 |
| The number of pensioners registered under the Telkom Retirement Fund | 14,323 | 14,451 | 14,255 |
| The number of in-service employees registered under the Telkom Retirement Fund | 25,320 | 25,766 | 24,939 |

Notes to the consolidated annual financial statements (continued)


| | 2006 | 2007 | 2008 |
|---|---|---|---|
| **29. Employee benefits** (continued) | | | |
| The Telkom Retirement Fund (continued) | | | |
| The fund portfolio consists of the following: | | | |
| Equities (%) | 72 | 59 | 70 |
| Property (%) | 4 | 2 | 2 |
| Bonds (%) | 21 | 19 | 11 |
| Cash (%) | 3 | 7 | 1 |
| Foreign investments (%) | – | 13 | 16 |

The total expected contributions payable to the Retirement Fund for the next financial year are R514 million.

Vodacom Group Pension Fund

All eligible employees of the Vodacom Group are members of the Vodacom Group Pension Fund, a defined contribution pension scheme. Certain executive employees of the Group are also members of the Vodacom Executive Provident Fund, a defined contribution provident scheme. Both schemes are administered by ABSA Consultants and Actuaries (Proprietary) Limited. The Group's share of the current contributions to the pension fund amounted to R57 million (2007: R42 million; 2006: R38 million). The Group's share of the current contributions to the provident fund amounted to R7 million (2007: R6 million; 2006: R6 milllion). South African funds are governed in terms of the Pension Fund Act of 1956.

Medical benefits

Telkom makes certain contributions to medical funds in respect of current and retired employees. The scheme is a defined benefit plan. The expense in respect of current employees' medical aid is disclosed in note 5.1. The amounts due in respect of post-retirement medical benefits to current and retired employees have been actuarially determined and provided for as set out in note 29. Telkom has terminated future post-retirement medical benefits in respect of employees joining after July 1, 2000.

There are three major categories of members entitled to the post-retirement medical aid: pensioners who retired before 1994 ('Pre-94'); those who retired after 1994 ('Post-94'); and the in-service members. The Post-94 and the in-service members' liability is subject to a Rand cap, which increases annually with the average salary increase.

Eligible employees must be employed by Telkom until retirement age to qualify for the post-retirement medical aid benefit. The most recent actuarial valuation of the benefit was performed as at March 31, 2008.

Telkom has allocated certain investments to fund this liability as set out in note 13. The cell captive annuity policy qualified as a plan asset in terms of IAS19, effective June 1, 2006.

# Notes to the consolidated annual financial statements (continued)

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **29. Employee benefits** (continued) | | | |
| Medical benefits (continued) | | | |
| Medical aid | | | |
| **Benefit obligation:** | | | |
| At beginning of year | 3,079 | 3,904 | 4,384 |
| Interest cost | 249 | 286 | 322 |
| Current service cost | 48 | 83 | 84 |
| Actuarial loss | 712 | 283 | 246 |
| Settlement gain | (2) | – | – |
| Termination settlement | (29) | – | – |
| Benefits paid from plan assets | – | (94) | (125) |
| Contributions paid by Telkom | (153) | (78) | (61) |
| **Benefit obligation at end of year** | 3,904 | 4,384 | 4,850 |
| **Plan assets at fair value:** | | | |
| At beginning of year | – | – | 1,961 |
| Plan asset – initial recognition | – | 1,720 | – |
| Expected return on plan assets | – | 188 | 257 |
| Benefits paid from plan assets | – | (94) | (125) |
| Actuarial gain/(loss) | – | 147 | (164) |
| **Plan assets at end of year** | – | 1,961 | 1,929 |
| Present value of funded obligation | 3,904 | 4,384 | 4,850 |
| Fair value of plan assets | – | (1,961) | (1,929) |
| **Funded status** | 3,904 | 2,423 | 2,921 |
| Unrecognised net actuarial loss | (1,297) | (1,284) | (1,565) |
| **Liability as disclosed in the balance sheet (refer to note 28)** | 2,607 | 1,139 | 1,356 |
| Expected return on plan asstes | – | 188 | 257 |
| Actuarial return on plan assets | – | 147 | (164) |
| **Actual return on plan assets** | – | 335 | 93 |
| **Principal actuarial assumptions were as follows:** | | | |
| Discount rate (%) | 7.5 | 7.5 | 9.0 |
| Expected return on plan assets (%) | – | 13.5 | 12.0 |
| Salary inflation rate (%) | 6.0 | 6.0 | 7.5 |
| Medical inflation rate (%) | 6.5 | 6.5 | 8.0 |

The assumed rates of mortality are determined by reference to the SA85-90 (Light) ultimate table, as published by the Actuarial Society of South Africa, for pre-retirement purposes and the PA(90) ultimate table, minus one year age rating as published by the Institute and Faculty of Actuaries in London and Scotland, for retirement purposes.

| | | | |
|---|---|---|---|
| Contractual retirement age | 65 | 65 | 65 |
| Average retirement age | 60 | 60 | 60 |
| Number of members | 17,872 | 17,119 | 15,526 |
| Number of pensioners | 8,665 | 8,494 | 8,430 |

The valuation results are extremely sensitive to changes in the underlying assumptions. The following table provides an indication of the impact of changing some of the valuation assumptions above:

**29.  Employee benefits** (continued)

Medical benefits (continued)

The TDS benefit obligation of R19 million has been excluded from the sensitivity analysis below.

| | Current assumption<br>Rm | Decrease<br>Rm | Increase<br>Rm |
|---|---|---|---|
| Medical cost inflation rate | 8.0% | (1.0%) | 1.0% |
| Benefit obligation | 4,831 | (672) | 845 |
| Percentage change | | (13.9%) | 17.5% |
| Service cost and interest cost 2008/2009 | 521 | (76) | 97 |
| Percentage change | | (14.6%) | 18.6% |
| Discount rate | 9.0% | (1.0%) | 1.0% |
| Benefit obligation | 4,831 | 855 | (670) |
| Percentage change | | 17.7% | (13.9%) |
| Service cost and interest cost 2008/2009 | 521 | 41 | (35) |
| Percentage change | | 7.9% | (6.7%) |
| Post-retirement mortality rate | PA(90)<br>Ultimate-1 | (10.0%) | 10.0% |
| Benefit obligation | 4,831 | 196 | (173) |
| Percentage change | | 4.1% | (3.6%) |
| Service cost and interest cost 2008/2009 | 521 | 19 | (17) |
| Percentage change | | 3.6% | (3.3%) |
| The fund portfolio consists of the following: | | | |
| Equities (%) | | 59 | 56 |
| Bonds (%) | | 3 | 2 |
| Cash and money markets investments (%) | | 21 | 33 |
| Foreign investments (%) | | 9 | 9 |
| Insurance policies (%) | | 8 | – |

Telephone rebates

Telkom provides telephone rebates to its pensioners. The most recent actuarial valuation was performed as at March 31, 2008. Eligible employees must be employed by Telkom until retirement age to qualify for the telephone rebates. The scheme is a defined benefit plan.

The status of the telephone rebate liability is disclosed below:

| | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|
| Present value of unfunded obligation | 251 | 307 | 443 |
| Unrecognised net actuarial loss* | (53) | (25) | (156) |
| Liability as disclosed in the balance sheet (refer to note 28) | 198 | 282 | 287 |
| Principal actuarial assumptions were as follows: | | | |
| Discount rate (%) | 7.5 | 7.5 | 9.0 |
| Rebate inflation rate (%) | 0.0 | 0.0 | 4.0 |
| Contractual retirement age | 65 | 65 | 65 |
| Average retirement age | 60 | 60 | 60 |

*The major increase is attributable to the change in the Rebate inflation rate.

The assumed rates of mortality are determined by reference to the SA85-90 (Light) Ultimate table, as published by the Actuarial Society of South Africa, for pre-retirement purposes and the PA(90) ultimate table, minus one year age rating as published by the Institute and Faculty of Actuaries in London and Scotland, for retirement purposes.

| | | | |
|---|---|---|---|
| Number of members | 19,164 | 19,515 | 18,766 |
| Number of pensioners | 11,148 | 10,918 | 10,680 |

29.    **Employee benefits** (continued)

Telkom Conditional Share Plan

Telkom's shareholders approved the Telkom Conditional Share Plan at the January 2004 Annual General Meeting. The scheme covers both operational and management employees and is aimed at giving shares to Telkom employees, at a RNil exercise price, at the end of the vesting period. The vesting period for the operational employees shares awarded in 2004 and 2005 is 0% in year one, 33% in each of the 3 years thereafter, while the shares allocated in 2006 and 2007 together with management shares vest fully after 3 years. Although the number of shares awarded to employees will be communicated at the grant date, the ultimate number of shares that vest may differ based on certain performance conditions being met (Refer note 22).

The weighted average remaining vesting period for the shares outstanding as at March 31, 2008 is 1.25 years (2007: 1.75 years; 2006: 1.75 years).

|  | 2006 | 2007 | 2008 |
| --- | ---: | ---: | ---: |
| The following table illustrates the movement of the maximum number of shares that will vest to employees for the August 2004 grant: |  |  |  |
| Outstanding at beginning of the year | 2,943,124 | 2,414,207 | 1,883,991 |
| Granted during the year | 90 | 1,212 | 252 |
| Forfeited during the year | (67,573) | (80,923) | (43,790) |
| Vested during the year | (17,341) | (450,505) | (1,419,863) |
| Settled during the year | (444,093) | – | – |
| Outstanding at end of the year | 2,414,207 | 1,883,991 | 420,590 |
| The following table illustrates the movement of the maximum number of shares that will vest to employees for the June 2005 grant: |  |  |  |
| Outstanding at beginning of the year | – | 1,930,687 | 1,864,041 |
| Granted during the year | 2,024,465 | 1,005 | 3,469 |
| Forfeited during the year | (62,354) | (67,651) | (108,177) |
| Vested during the year | (12,328) | – | (323,946) |
| Settled during the year | (19,096) | – | – |
| Outstanding at end of the year | 1,930,687 | 1,864,041 | 1,435,387 |
| The following table illustrates the movement of the maximum number of shares that will vest to employees for the November 2006 grant: |  |  |  |
| Outstanding at beginning of the year | – | – | 1,773,361 |
| Granted during the year | – | 1,825,488 | 833 |
| Forfeited during the year | – | (52,127) | (133,214) |
| Outstanding at end of the year | – | 1,773,361 | 1,640,980 |
| The following table illustrates the movement of the maximum number of shares that will vest to employees for the additional November 2006 grant: |  |  |  |
| Outstanding at beginning of the year | – | – | – |
| Granted during the year | – | – | 4,984,693 |
| Forfeited during the year | – | – | (172,388) |
| Outstanding at end of the year | – | – | 4,812,305 |
| The following table illustrates the movement of the maximum number of shares that will vest to employees for the September 2007 grant: |  |  |  |
| Outstanding at beginning of the year | – | – | – |
| Granted during the year | – | – | 6,117,163 |
| Forfeited during the year | – | – | (270,527) |
| Outstanding at end of the year | – | – | 5,846,636 |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008


**29. Employee benefits** (continued)

Telkom Conditional Share Plan

The fair value of the shares granted have been calculated by an actuary using the Black-Scholes-Merton model and the following values at grant date:

| | August 8, 2004 Grant | June 23, 2005 Grant | November 2, 2006 Grant | September 4, 2007 Grant* |
|---|---|---|---|---|
| Market share price ( R) | 77.50 | 111.00 | 141.25 | 173.00 |
| Dividend yield (%) | 2.60 | 3.60 | 3.50 | 3.50 |

*The same information was used for the November 2006 additional grant.

| | 2006 | 2007 | 2008 |
|---|---|---|---|
| The principal assumptions used in calculating the expected number of shares that will vest are as follows: | | | |
| Employee turnover (%) | 5 | 5 | 5 |
| Meeting specified performance criteria (%) | 100 | 100 | 100 |

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Long-term incentive provision | | | |
| The long-term incentive provision represents the present value of the expected future cash outflows to eligible employees that qualify. The amount of the liability is based on an actuarial valuation. The provision is utilised when eligible employees of the Vodacom Group receive the value of vested benefits. | | | |
| The Group exposure is 50% of the following items: | | | |
| Net liability at beginning of year | – | 122 | 161 |
| Interest cost | 7 | 10 | 15 |
| Current service cost | 9 | 18 | 20 |
| Past service and interest costs | 76 | – | – |
| Actuarial loss | 47 | 13 | 62 |
| Net cost | 139 | 163 | 258 |
| Total benefit payments | (17) | (2) | (33) |
| Net liability at end of year | 122 | 161 | 225 |

The amounts for the current and previous four years are as follows:

| | 2004 Rm | 2005 Rm | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|---|---|
| Telkom Pension Fund | | | | | |
| Defined benefit obligation | (190) | (186) | (281) | (205) | (204) |
| Plan assets | 219 | 231 | 243 | 284 | 311 |
| Surplus/(deficit) | 29 | 45 | (38) | 79 | 107 |
| Asset limitation | – | – | – | – | (29) |
| Unrecognised actuarial loss/(gain) | 100 | 89 | 118 | (25) | (23) |
| Unrecognised/recognised net asset | 129 | 134 | 80 | 54 | 55 |
| Experience adjustment on assets | | | | 75 | 10 |
| Experience adjustment on liabilities | | | | 25 | (6) |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2004 Rm | 2005 Rm | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|---|---|
| **29. Employee benefits** (continued) | | | | | |
| Telkom Retirement Fund | | | | | |
| Defined benefit obligation | (3,162) | (4,020) | (4,377) | (6,581) | (7,101) |
| Plan assets | 3,540 | 4,477 | 5,973 | 7,661 | 7,991 |
| Surplus | 378 | 457 | 1,596 | 1,080 | 890 |
| Unrecognised actuarial gain/(loss) | 382 | 312 | (742) | 96 | 478 |
| Unrecognised net asset | 760 | 769 | 854 | 1,176 | 1,368 |
| Experience adjustment on assets | | | | 1,641 | 118 |
| Experience adjustment on liabilities | | | | 1,234 | 485 |
| Medical benefits | | | | | |
| Defined benefit obligation | (2,378) | (3,079) | (3,904) | (4,384) | (4,850) |
| Plan assets | – | – | – | 1,961 | 1,929 |
| Deficit | (2,378) | (3,079) | (3,904) | (2,423) | (2,921) |
| Unrecognised actuarial (gain)/loss | (42) | 649 | 1,297 | 1,284 | 1,565 |
| Liability recognised | (2,420) | (2,430) | (2,607) | (1,139) | (1,356) |
| Experience adjustment on assets | | | | 147 | (164) |
| Experience adjustment on liabilities | | | | 28 | 193 |
| Telephone rebates | | | | | |
| Defined benefit obligation | (164) | (177) | (251) | (307) | (443) |
| Unrecognised actuarial (gain)/loss | – | (2) | 53 | 25 | 156 |
| Liability recognised | (164) | (179) | (198) | (282) | (287) |
| Experience adjustment on liabilities | | | | (25) | 2 |

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **30. Trade and other payables** | 6,103 | 7,237 | 8,771 |
| Trade payables | 4,371 | 5,511 | 6,768 |
| Finance cost accrued | 141 | 22 | 39 |
| Accruals and other payables | 1,591 | 1,704 | 1,964 |

Accruals and other payables mainly represent amounts payable for goods received, net of Value-added Tax obligations and licence fees.

Change in comparatives

Trade payables have decreased by R125 million in 2007 (2006: Rnil) due to the reclassification of the Vodacom DRC put option from trade and other payables to other financial liabilities.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **31. Reconciliation of profit for the year** | | | |
| **to cash generated from operations** | 19,724 | 20,520 | 21,256 |
| Profit for the year | 9,328 | 8,849 | 8,172 |
| Finance charges and fair value movements | 1,223 | 1,125 | 1,803 |
| Taxation | 4,523 | 4,731 | 4,704 |
| Investment income | (397) | (235) | (197) |
| Interest received from debtors | (136) | (190) | (257) |
| Non-cash items | 6,206 | 6,582 | 6,930 |
| Depreciation, amortisation, impairment and write-offs | 5,876 | 5,315 | 6,130 |
| Cost of equipment disposed when recognising finance leases | – | 240 | 88 |
| Increase in provisions | 554 | 1,107 | 857 |
| Profit on disposal of property, plant and equipment and intangible assets | (79) | (29) | (147) |
| Profit on disposal of investment and subsidiaries | (163) | (52) | – |
| Loss on disposal of property, plant and equipment and intangible assets | 18 | 1 | 2 |
| (Increase)/decrease in working capital | (1,023) | (342) | 101 |
| Inventories | (198) | (393) | (354) |
| Accounts receivable | (667) | (758) | (784) |
| Accounts payable | (158) | 809 | 1,239 |
| **32. Finance charges paid** | (1,316) | (1,115) | (1,077) |
| Finance charges per income statement | (1,223) | (1,125) | (1,803) |
| Non-cash items | (93) | 10 | 726 |
| Movements in interest accruals | (276) | (119) | 101 |
| Net discount amortised | 423 | 409 | 568 |
| Fair value adjustment | (312) | (338) | (243) |
| Unrealised gain | 72 | 58 | 300 |
| **33. Taxation paid** | (4,550) | (5,690) | (4,277) |
| Net liability at beginning of year | (1,711) | (1,549) | (74) |
| Current taxation (excluding deferred taxation) | (3,795) | (3,545) | (3,807) |
| Foreign currency translation reserve | – | – | (32) |
| Business combinations | (8) | – | – |
| Secondary Taxation on Companies | (585) | (670) | (678) |
| Net taxation liability at end of year | 1,549 | 74 | 314 |
| Reconciliation of net taxation liability at end of year | (1,549) | (74) | (314) |
| Income tax receivable | – | 520 | 9 |
| Income tax payable | (1,549) | (594) | (323) |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **34. Dividend paid** | (4,884) | (4,784) | (5,732) |
| Dividend payable at beginning of year | (7) | (4) | (15) |
| Declared during the year – Dividend on ordinary shares: | (4,801) | (4,678) | (5,627) |
| Final dividend for 2005: 400 cents | (2,134) | – | – |
| Special dividend for 2005: 500 cents | (2,667) | – | – |
| Final dividend for 2006: 500 cents | – | (2,599) | – |
| Special dividend for 2006: 400 cents | – | (2,079) | – |
| Final dividend for 2007: 600 cents | – | – | (3,069) |
| Special dividend for 2007: 500 cents | – | – | (2,558) |
| Dividends paid to minorities | (80) | (117) | (110) |
| Dividend payable at end of year | 4 | 15 | 20 |

**35. Acquisition and disposals of subsidiaries, joint ventures and minority shareholders' interests**

35.1 Acquisitions

By Telkom

Africa Online Limited ('Africa Online')

On February 23, 2007 Telkom acquired a 100% shareholding of Africa Online from African Lakes Corporation for a total cost of R150 million, with a resulting goodwill of R145 million.

Africa Online is an internet service provider active in Cote d'Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe. Africa Online is incorporated in the Republic of Mauritius.

At acquisition date the company was not IFRS compliant and thus no fair value information based on IFRS was available.

The process of calculating a fair value of the identified assets, liabilities and contingent liabilities continued after the preceding year end and has now been finalised.

The fair value of the assets and liabilities acquired were determined as follows:

| | |
|---|---|
| Fair value of intangible assets (Licences R1 million, Brand R42 million) | 43 |
| Less: Deferred taxation raised on intangible assets | (12) |
| Less: Net liabilities acquired (excluding fair value of intangible assets) | (26) |
| Fair value of net assets acquired | 5 |
| Goodwill | 145 |
| Purchase price | 150 |

The goodwill has been allocated to the various cash-generating units ('CGU') representative of the countries in which Africa Online Limited operates. An impairment loss of R12 million was recognised relating to the Tanzanian and Ghana cash generating units in 2008 in order to write down goodwill to the recoverable amount. The recoverable amount represents the value in use of the CGU's and has been determined using 11.6% discount rate.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **35. Acquisition and disposals of subsidiaries, joint ventures and minority shareholders' interests** (continued) | | | |
| 35.1 Acquisitions (continued) | | | |
| By the Group's 50% joint venture, Vodacom Smartphone SP (Proprietary) Limited and subsidiaries ('Smartphone SP') | | | |
| On August 30, 2006 the Vodacom Group acquired a further 19% interest. | | | |
| On August 31, 2007 the Vodacom Group increased its interest in the equity of Smartphone SP from 70% to 100%. The acquisition was accounted for using the parent entity extenstion method. | | | |
| Minority interest acquired | | 11 | 3 |
| Goodwill | | 157 | 466 |
| Purchase price (including capitalised cost) | | 168 | 469 |
| Less: Capitalised costs payable | | – | (1) |
| Purchase price | | 168 | 468 |
| Smartcom (Proprietary) Limited ('Smartcom') On September 13, 2006 the Vodacom Group increased its interest to 88%. | | | |
| On September 1, 2007 the Vodacom Group increased its interest in the equity of Smartcom from 88% to 100%. The acquisition was accounted for using the parent entity extension method. | | | |
| Minority interest acquired (<R1 million) | | – | – |
| Goodwill | | 4 | 9 |
| Purchase price | | 4 | 9 |
| The purchase price of R18 million (Group's share: R9 million) was paid on September 6, 2007. | | | |
| Africell Cellular Services (Proprietary) Limited | | | |
| Effective October 1, 2006 the Vodacom Group acquired the cellular business of Africell Cellular Services (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined as follows: | | | |
| Fair value of assets acquired | | 25 | |
| Less: Deferred taxation liability (including taxation effect on intangible assets) | | (7) | |
| Fair value of net assets acquired | | 18 | |
| Goodwill | | 22 | |
| Purchase price | | 40 | |

The customer base was not previously recorded in the accounting records of Africell Cellular Services (Proprietary) Limited as it was an internally generated intangible asset. The goodwill related to the acquisition represents future synergies and the ability to directly control Vodacom Group's customers in South Africa.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **35.** **Acquisition and disposals of subsidiaries, joint ventures and minority shareholders' interests** (continued) | | | |
| 35.1 Acquisitions (continued) | | | |
| By the Group's 50% joint venture, Vodacom InterConnect s.p.r.l | | | |
| Effective November 1, 2006 the Vodacom Group acquired the internet service provider business of InterConnect s.p.r.l. The fair values of the assets and liabilities acquired were determined as follows: | | | |
| Fair value of assets acquired | | 6 | |
| Less: Deferred taxation liability | | (2) | |
| Fair value of net assets acquired | | 4 | |
| Goodwill | | 6 | |
| Purchase price | | 10 | |

The initial purchase price of R21 million (USD3 million) (Group share: R10 million) excluding capitalised costs was paid on November 1, 2006.

The goodwill related to the acquisition represents future synergies and are allocated to the Democratic Republic of Congo cash-generating unit.

Cointel V.A.S. (Proprietary) Limited

On August 1, 2005 the Vodacom Group acquired a 51% interest in the equity of Cointel V.A.S. (Proprietary) Limited.

On October 4, 2006 the Vodacom Group increased its interest to 100% by acquiring 49% from the minority shareholders. The acquisition was accounted for using the parent entity extention method. The goodwill related to the acquisition represents future synergies and are allocated to the mobile South African cash-generating unit.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Fair value of net assets acquired | 47 | – | |
| Minority interest | (23) | 28 | |
| Goodwill | 18 | 45 | |
| Purchase price (including capitalised costs) | 42 | 73 | |
| Cash and cash equivalents | (42) | – | |
| Cash consideration | – | 73 | |

On October 9, 2006 Smartphone SP (Proprietary) Limited, acquired a 100% shareholding of Cointel V.A.S. (Proprietary) Limited from Vodacom Group (Proprietary) Limited for R300 million (Group share: R150 million).

As a result of the sale of Cointel V.A.S. (Proprietary) Limited from Vodacom Group (Proprietary) Limited to Smartphone SP (Proprietary) Limited, R38 million (Group share: R19 million) goodwill was realised, which resulted in the realisation of R17.4 million profit (Group share: R8.7 million) on consolidation.

# Notes to the consolidated annual financial statements (continued)

| | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|

**35. Acquisition and disposals of subsidiaries, joint ventures and minority shareholders' interests** (continued)

35.1 Acquisitions (continued)

By the Group's subsidiaries

One Africa Television (Proprietary) Limited ('One Africa Television')
and Downlink (Proprietary) Limited ('Downlink')

On August 13, 2007 Telkom Media acquired a 49% shareholding in One Africa Television and Downlink respectively, two companies registered in the Republic of Namibia, for a total cost of R18 million. Telkom Media has management control and therefore the entities are consolidated into Telkom Media Group.

| | | | |
|---|---|---|---|
| Purchase price | | | 18 |

The purchase price allocation will be completed in the 2009 financial year as not all the information was available at year end to finalise it. Goodwill has not been tested for impairment as the accounting is provisional and has not been allocated to the various cash-generating units.

Multi-Links Telecommunications Limited ('Multi-Links Telecommunications')

On May 1, 2007 Telkom acquired a 75% shareholding in Multi-Links Telecommunications through Telkom International, a wholly owned South African subsidiary, for a total cost of R1,985 million.

Multi-Links Telecommunications is a Nigerian Private Telecommunications Operator with a Unified Access License providing fixed, mobile, data, long distance and international telecommunications services throughout Nigeria. Multi-Links is domiciled and incorporated in Nigeria.

At this stage Telkom has not taken a decision to dispose of any operations as a result of the combination.

At acquisition date the company was not IFRS compliant and thus no fair value information based on IFRS was available.

The purchase price allocation has been completed during the current year under review, and has resulted in goodwill being adjusted since the interim results has been released.

The following intangible assets were identified and valued at the end of the year:

| | | | |
|---|---|---|---|
| Customer relationship | | | 61 |
| Licence | | | 36 |
| Brand | | | 105 |
| Fair value of intangible assets | | | 202 |

**F-76**

# Notes to the consolidated annual financial statements (continued)

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **35. Acquisition and disposals of subsidiaries, joint ventures and minority shareholders' interests** (continued) | | | |
| 35.1 Acquisitions (continued) | | | |
| By the Group's subsidiaries (continued) | | | |
| Multi-Links Telecommunications Limited ('Multi-Links Telecommunications') (continued) | | | |
| The fair value of the assets and liabilities acquired were determined as follows: | | | |
| Net assets acquired (excluding fair value of intangible assets) | | | 236 |
| Fair value of intangible assets | | | 202 |
| Less: Contingencies recognised | | | (35) |
| Less: Deferred taxation raised on intangible assets | | | (65) |
| Fair value of net assets acquired | | | 338 |
| Less: Minority interest | | | (80) |
| Goodwill | | | 1,727 |
| Purchase price* | | | 1,985 |

*The purchase price was settled in cash.

Revenue amounting to R845 million and a profit of R23 million are included in the consolidated annual financial statements, since acquisition date.

The factors that lead to goodwill recognised is a combination of premium paid and intangible assets not separately identifiable at acquisition.

35.2 Disposals of Subsidiaries

By the Group's 50% joint venture, Vodacom

Ithuba Smartcall (Proprietary) Limited ('Ithuba Smartcall')

On September 3, 2007 the Group disposed of its 52% interest in Ithuba Smartcall. The fair value of the assets and liabilities disposed of was less than R1 million.

Stand 13 Eastwood Road Dunkeld (Proprietary) Limited

On September 3, 2007 the Group disposed of its 100% interest in Stand 13 Eastwood Road Dunkeld (Proprietary) Limited. The fair value of the assets and liabilities disposed were as follows:

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Carrying amount of net assets disposed of: | | | 4 |
| Gain on disposal | | | 4 |
| Selling price | | | 8 |

The consideration was received on September 6, 2007.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

**36.    Undrawn borrowing facilities and guarantees**

36.1  Rand denominated facilities and guarantees

Telkom has general banking facilities of R5,935 million with R41 million utilised at March 31, 2008. The facilities are unsecured. When drawn bear interest at a rate linked to prime, have no specific maturity date and are subject to annual review. R2,000 million of these undrawn facilities were committed

The Group exposure is 50% of the following items:

Vodacom has Rand denominated credit facilities totalling R5,788 million with R2,456 million utilised as at March 31, 2008. The facilities that are uncommitted can also be utilised for loans to foreign entities and are subject to review at various dates (usually on an annual basis). Certain of the facilities are still subject to the Group's final acceptance.

| Guarantor | Details | Beneficiary | Currency | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|---|---|---|
| Vodacom (Proprietary) Limited | All guarantees individually less than R2 million. | Various | | 3 | 3 | 2 |
| Vodacom Service Provider Company (Proprietary) Limited | All guarantees individually less than R2 million. | Various | | 3 | 3 | 3 |
| Vodacom Service Provider Company (Proprietary) Limited | Guarantee in respect of receipt of independent intermediaries of premiums on behalf of short-term insurers and Lloyd's under-writers, and relating to short-term insurance business carried on in RSA. Renewable annually. | SA Insurance Association for benefit of insurers | | 21 | 27 | 32 |
| Smartcom (Proprietary) Limited | Guarantees for salary bank account and debit orders. | Various | | 3 | 3 | – |
| Cointel VAS (Proprietary) Limited | Guarantees for operating lease and debit orders. | Various | | – | 1 | – |
| Vodacom (Proprietary) Limited | Letter of undertaking in respect of land. | Attorneys | | – | 7 | 17 |
| | | | | 30 | 44 | 54 |

36.2  Foreign denominated facilities and guarantees

| Guarantor | Details | Beneficiary | Currency | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|---|---|---|
| Telkom SA Limited | Punctual payment and performance by Africa Online under the Trade Finance Facility. Agreement to various banks. | Various | USD3 million | – | – | 23 |
| First Bank of Nigeria Plc (on behalf of Mutli-links Telecommunications Limited) | Guarantee on lending facility from Export Bank of Canada to Nortel Networks for the purchase of Telecommunications equipment phases – 9a, 9b, 9c and 9d. | Nortel Networks Canada | USD18 million | – | – | 147 |
| Zenith Bank Plc (on behalf of Mutli-links Telecommunications Limited) | Guarantee payment to Gilat Satcom Limited in respect of interconnect service (standby letter of credit). | Gilat Satcom Limited | USD0.1 million | – | – | 1 |
| Zenith Bank Plc (on behalf of Mutli-links Telecommunications Limited) | Support the bid award of the contract for the submission of the proposal to provide wire Nigerian Telecommunications Services. | NCC | USD0.1 million | – | – | 1 |
| Zenith Bank Plc (on behalf of Mutli-links Telecommunications Limited) | Issued in favour of Huawei Technology Investment Company Limited for the supply of core telecommunications services. | Huawei Technology Investment Company Limited | USD31 million | – | – | 250 |
| Zenith Bank Plc (on behalf of Mutli-links Telecommunications Limited) | Issued in favour of Huawei Technology Investment Company Limited for the supply of core telecommunications services. | Huawei Technology Investment Company Limited | USD11 million | – | – | 88 |
| | | | | – | – | 510 |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

**36.   Undrawn borrowing facilities and guarantees** (continued)

36.2   Foreign denominated facilities and guarantees (continued)

The Group exposure is 50% of the following items:

Vodacom Congo (RDC) s.p.r.l. has various facilities of USD19 million of which USD9 million was fully utilised as at March 31, 2008. Vodacom International Limited has a revolving term loan of USD180 million which was fully utilised at March 31, 2008. Vodacom Lesotho (Proprietary) Limited has overdraft facilities with various banks of M40 million of which MNil was utilised at March 31, 2008. VM, S.A.R.L. has an overdraft facility of USD0.5 million of which USDNil million was utilised at March 31, 2008. Foreign currency term facilities are predominantly US Dollar based, at various maturities and are utilised for bridging and short-term working capital needs.

| Guarantor | Details | Beneficiary | Currency | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|---|---|---|
| Nedbank on behalf of Vodacom (Proprietary) Limited | Unsecured standby letters of credit | Alcatel CIT | €Nil (2007: Nil; 2006: €11 million) | 86 | – | – |
| Vodacom Group (Proprietary)Limited | Guarantees issued for the obligation of Vodacom International Limited's term loan facility*# | Standard Bank Plc and RMB International (Dublin) Limited | USD180 million (2007: USD180 million; 2006: USD180 million) | 1,114 | 1,312 | 1,463 |
| Vodacom International Limited | Guarantees issued for the obligation of Vodacom Congo (RDC) s.p.r.l.* | Alcatel CIT | €Nil (2007: €Nil; 2006: €5 million) | 38 | – | – |
| | | | | 1,238 | 1,312 | 1,463 |

* Foreign denominated guarantees amounting to R1,463 million (2007: R1,312 million; 2006: R1,152 million) issued in support of Vodacom Congo (RDC) s.p.r.l. are included as liabilities in the consolidated balance sheet.

# The Group is in compliance with the covenants attached to the term loan facility.

Companies within the Group have provided the following guarantees:

Vodacom (Proprietary) Limited provides an unlimited guarantee for borrowings entered into by Vodacom Group (Proprietary) Limited.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **37.   Commitments** | | | |
| Capital commitments authorised | 10,265 | 11,167 | 15,198 |
| Fixed-line | 6,500 | 7,000 | 7,000 |
| Mobile | 3,746 | 4,159 | 5,211 |
| Other | 19 | 8 | 2,987 |
| Commitments against authorised capital expenditure | 842 | 1,099 | 3,504 |
| Fixed-line | 197 | 506 | 652 |
| Mobile | 642 | 591 | 800 |
| Other | 3 | 2 | 2,052 |
| Authorised capital expenditure not yet contracted | 9,423 | 10,068 | 11,694 |
| Fixed-line | 6,302 | 6,494 | 6,348 |
| Mobile | 3,104 | 3,568 | 4,411 |
| Other | 17 | 6 | 935 |

Capital commitments comprise of commitments for property, plant and equipment and software included in Intangible assets.

Management expects these commitments to be financed from internally generated cash and other borrowings.

# Notes to the consolidated annual financial statements (continued)

37.  **Commitments** (continued)

2010 FIFA World Cup Commitments

The FIFA World Cup commitments is an executory contract which requires Telkom to develop the fixed-line components of the necessary telecommunications infrastructure needed to broadcast this event to the world. This encompasses the provisioning of the fixed-line telecommunications related products and services and, where applicable, the services of qualified personnel necessary for the planning, management, delivery, installation and de-installation, operation, maintenance and satisfactory functioning of these products and services. Furthermore as a National Supporter, Telkom owns a tier 3 sponsorship that grants Telkom a package of advertising, promotional and marketing rights that are exercisable within the borders of South Africa. The total value of the commitment for the year ended March 31, 2008 amounted to USD35 million.

|  | Total Rm | <1 year Rm | 1 – 5 years Rm | >5 years Rm |
|---|---|---|---|---|
| Operating lease commitments and receivables |  |  |  |  |
| **2008** |  |  |  |  |
| Buildings | 2,061 | 341 | 913 | 807 |
| Rental receivable on buildings | (266) | (94) | (169) | (3) |
| Transmission and data lines | 709 | 134 | 490 | 85 |
| Vehicles | 1,444 | 233 | 1,211 | – |
| Equipment | 13 | 10 | 3 | – |
| Sport and marketing contracts | 680 | 282 | 395 | 3 |
| Customer premises equipment receivables | (84) | (45) | (39) | – |
| **Total** | 4,557 | 861 | 2,804 | 892 |
| **2007** |  |  |  |  |
| Buildings | 1,465 | 289 | 771 | 405 |
| Rental receivable on buildings | (269) | (91) | (174) | (4) |
| Transmission and data lines | 262 | 68 | 159 | 35 |
| Vehicles | 573 | 568 | 5 | – |
| Equipment | 23 | 6 | 17 | – |
| Sport and marketing contracts | 441 | 164 | 275 | 2 |
| Customer premises equipment receivables | (57) | (30) | (27) | – |
| **Total** | 2,438 | 974 | 1,026 | 438 |
| **2006** |  |  |  |  |
| Buildings | 890 | 240 | 640 | 10 |
| Rental receivable on buildings | (180) | (56) | (122) | (2) |
| Transmission and data lines | 131 | 28 | 102 | 1 |
| Vehicles | 996 | 498 | 498 | – |
| Equipment | 35 | 20 | 15 | – |
| Sport and marketing contracts | 567 | 149 | 418 | – |
| **Total** | 2,439 | 879 | 1,551 | 9 |

Customer premises equipment receivable

The disclosed information relates to those arrangements which were assessed to be operating leases in terms of IAS17.

The comparative information for 2006 is not disclosed as it was not considered to be material.

# Notes to the consolidated annual financial statements (continued)

**37. Commitments** (continued)

Operating leases

The Group leases certain buildings, vehicles and equipment. The majority of the lease terms negotiated for equipment-related premises are ten years with other leases signed for five and three years. The bulk of non-equipment related premises are for leases of three years to ten years. The majority of the leases normally contain an option clause entitling Telkom to renew the lease agreements for a period usually equal to the main lease term.

The minimum lease payments under these agreements are subject to annual escalations, which range from 6% to 15%.

Penalties in terms of the lease agreements are only payable should Telkom vacate a premises and negotiate to terminate the lease agreement prior to the expiry date, in which case the settlement payment will be negotiated in accordance with the market conditions of the premises. Future minimum lease payments under operating leases are included in the above note. Onerous leases for buildings, of which Telkom has no further use, no possibility of sub-lease and no option to cancel, are provided for in full and included in other provisions.

The master lease agreement for vehicles was for a period of five years and then extended for an additional three years which resulted in the lease expiring on March 31, 2008. During August 2007 new terms were negotiated and approved and as a result the operating lease commitments for vehicles are based on the new agreement which expires on March 31, 2013. In accordance with this agreement Telkom is not allowed to lease any similar vehicle as specified in the contract from any other service provider during the five year period except for the rentals at airport which are utilised in cases of subsistence and travel as well as vehicles which are not part of the agreement.

The agreement is structured to have no lease increases on vehicles that are continually leased from the lessor. If a vehicle is, however, replaced by a new similar vehicle, the lease costs of the newest vehicle, will increase by the Consumer Price Index. All leased vehicles are, however, subject to any variance in the interest rate fluctuations and are adjusted as and when the adjustments are announced by the South African Reserve Bank. The leases of individual vehicles are renewed annually.

The increase in the current year transmission and data line is attributable to Vodacom increasing their operating leases.

The master lease agreements for office equipment are with two suppliers with initial periods of 36 months effective from November 25, 2005. In terms of these agreements the leases of individual equipment shall be valid for 36 months at a fixed fee for the entire period.

| | Total Rm | <1 year Rm | 1 – 5 years Rm | >5 years Rm |
|---|---|---|---|---|
| **Finance lease commitments** | | | | |
| **2008** | | | | |
| **Building** | | | | |
| Minimum lease payments | 2,182 | 161 | 871 | 1,150 |
| Finance charges | (1,029) | (43) | (603) | (383) |
| Finance lease obligation | 1,153 | 118 | 268 | 767 |
| **Equipment** | | | | |
| Minimum lease payments | 16 | 4 | 12 | – |
| Finance charges | (2) | – | (2) | – |
| Finance lease obligation | 14 | 4 | 10 | – |
| **Vehicles*** | | | | |
| Minimum lease payments | 242 | 48 | 194 | – |
| Finance charges | (59) | (20) | (39) | – |
| Finance lease obligation | 183 | 28 | 155 | – |
| **2007** | | | | |
| **Building** | | | | |
| Minimum lease payments | 2,412 | 227 | 853 | 1,332 |
| Finance charges | (1,198) | (166) | (540) | (492) |
| Finance lease obligation | 1,214 | 61 | 313 | 840 |
| **Equipment** | | | | |
| Minimum lease payments | 6 | – | 6 | – |
| Finance charges | – | – | – | – |
| Finance lease obligation | 6 | – | 6 | – |

* The finance lease commitments disclosed above are future commitments commencing April 1, 2008. Thus not recognised as interest-bearing debt.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | Total Rm | <1 year Rm | 1 – 5 years Rm | >5 years Rm |
|---|---|---|---|---|
| **37. Commitments** (continued) | | | | |
| Finance lease commitments (continued) | | | | |
| 2006 | | | | |
| Building | | | | |
| Minimum lease payments | 2,644 | 217 | 908 | 1,519 |
| Finance charges | (1,372) | (172) | (587) | (613) |
| Finance lease obligation | 1,272 | 45 | 321 | 906 |

Finance leases

Swap bodies are detactable parts of the vehicle designed according to Telkom specifications, which are used as mobile storage.

Finance leases on vehicles relates to the lease of Swap bodies. The lease term for the Swap bodies which have been classified as finance leases and vehicles which have been classified as operating leases has been renewed from April 2008 to April 2013.

A major portion of the finance leases relates to the sale and lease-back of the Group's office buildings. The lease term negotiated for the buildings is for a period of 25 years ending 2019. The minimum lease payments are subject to an annual escalation of 10% p.a. Telkom has the right to sublet part of the buildings. In case of breach of contract, the lessor is entitled to cancel the lease agreement and claim damages.

Finance charges accruing on one of the Group's building leases exceed the lease payments for the next three years. Minimum lease payments for the next five years do not result in any income accruing to the Group.

Finance leases on equipment relates to the reclassification of operating leases as the result of Telkom adopting IFRIC4, which requires assessment of whether an arrangement contains a lease. These leases are classified as finance leases in terms of IAS17 since they transfer significant risks and rewards of ownership to Telkom.

Finance leases on equipment mainly relates to office equipment. The lease term negotiated for the finance leases is for a period of 3 years ending in 2011.

Other

The group exposure is 50% of the following items:

Global Alliance fees

The Vodacom Group pays annual fees from February 18, 2005 for the services provided by Vodafone Group Plc. The fee is calculated as a percentage of revenue and amounts to R304 million (2007: R250 million; 2006: R175 million).

Retention incentives

The Vodacom Group has committed a maximum of R1,317 million (2007: R652 million; 2006: R456 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded to new contracts, and therefore have not utilised the incentive available for such upgrades. The Group has not recognised the liability, as no legal obligation exists, since the customers have not yet entered into new contracts.

Activation bonuses

The Vodacom Group has a potential liability in respect of activation bonuses payable related to starter packs sold which have not yet been validated. The exposure is estimated at approximately R14 million (2007: R8 million; 2006: R9 million).

Activation commissions

The Vodacom Group has a commitment to a maximum of R119 million (2007: R116 milllion; 2006: R142 million) in terms of activation commissions on gross prepaid connections in excess of the legal liability recorded in the financial statements.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **38. Contingencies** | | | |
| Third parties | 35 | 28 | 27 |
| Fixed-line | 27 | 19 | 18 |
| Mobile | 3 | 4 | 4 |
| Other | 5 | 5 | 5 |

Third parties

These amounts represent sundry disputes with suppliers that are not individually significant and that the Group does not intend to settle.

Supplier dispute

Expenditure of R594 million was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year, Telkom wrote off R119 million of this investment. Following an assessment of the viability of the project, the balance of the Telcordia investment was written off in the 2002 financial year. During March 2001, the dispute was taken to arbitration where Telcordia was seeking approximately USD130 million plus interest at a rate of 15.5% per year which was subsequently increased to USD172 million plus interest at a rate of 15.5% per year in the 2007 financial year for money outstanding and damages. The claims have since been revised by Telcordia to USD128 million.

The parties have since reached an advanced stage in their preparation to determine the quantum payable by Telkom to Telcordia. Following the ruling by the Constitutional Court, two hearings were held at the International Dispute Resolutions Centre (IDRC). The first hearing was held in London on May 21, 2007 and was a 'directions hearing' in terms of which the parties consented to a ruling by the arbitrator setting out a consolidated list of proposals and issues to form part of the quantum hearing.

In the second hearing in London at the IDRC on June 25 and 26, 2007 the arbitrator set out a list of issues for determination of the damages.

At a subsequent hearing during July 2007 in London the arbitrator ruled that the rate in terms of the Prescribed Rate of Interest will apply on both damages and debt claims, permitted Telcordia to a further amount to Telcordia's existing claims, permitted VAT to be claimed on Telcordia's claim, where applicable, and set out an agreed timetable for the future conduct of proceedings.

A mediation took place, without success, during February and April 2008.

In the interim the parties have agreed to the appointment by the arbitrator of a third party expert to deal with the technical issues in relation to the software that was required to be provided by Telcardia, who will make a recommendation to the arbitrator in dealing with the amount of the claims.

The arbitrator confirmed certain dates for the compliance of precedural steps to be taken by all the parties before final dates could be agreed upon for a hearing of the evidence on the quantum.

A provision has been raised based on management's best estimate of the probable payments in this regard.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Supplier dispute liability included in current portion of provisions | – | 527 | 569* |

For the net increase in the provision refer to note 28.

* USD70 million.

Competition Commission

If found guilty Telkom could be required to cease these practices, divest these businesses and a maximum administrative penalty of up to 10%, calculated with reference to Telkom's annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The Competition Commissions has to date not imposed the maximum penalty on any offender.

# Notes to the consolidated annual financial statements (continued)

**38.** **Contingencies** (continued)

Competition Commission (continued)

This applies to the following cases:

Independent Cellular Service Provider Association of South Africa ('ICSPA')

This is a complaint in terms of the Competition Act, which was brought in 2002. ICSPA alleged that Telkom had entered into contracts with large corporations, providing large discounts with the effect of the discouraging the corporates from using the 'premicell' device installed by their members. ICSPA alleged various contraventions of the Act. Telkom provided the Competition Commission with certain information requested. Telkom also referred the Competition Commission to it's High Court application in respect of utilisation of the 'premicell' device. The Competition Commission declined to refer the matter to the Competition Tribunal. ICSPA then referred the matter to the Competition Tribunal on September 18, 2003 but has done nothing since, notwithstanding that Telkom filed its answering affidavit on November 28, 2003. ICSPA has taken no further action since then.

The South African Value Added Network Services ('SAVA')

On May 7, 2002 SAVA, an association of Value Added Network Services (VANS) providers, filed complaints against Telkom at the Competition Commission Competition Act, 89 of 1998, alleging, among other things, that Telkom was abusing its dominant position in contravention of the Competition Act, 89 of 1998, and that it was engaged in price discrimination. The Competition Commission determined, among other things, that several aspects of Telkom's conduct contravened the Competition Act, 89 of 1998, and referred certain of the relevant complaints to the Competition Tribunal for adjudication. The referred complaints deal with Telkom's alleged refusal to provide telecommunications facilities to certain VANS providers to construct their networks, refusal to lease access facilities to VANS providers, provision of bundled and cross subsidised competitive services with monopoly services, discriminatory pricing with regard to leased line services and alleged refusal to peer with certain VANS providers.

Telkom brought an application for review against the Competition Commission and the Competition Tribunal in the High Court, in respect of the decision by the Competition Commission to refer the matters to the Competition Tribunal. Telkom is of the view that the Competition Tribunal does not have jurisdiction to adjudicate these matters and argued that the Independant Communications Authority of South Africa ('ICASA') has the requisite jurisdiction. Only the Competition Commission opposed the application and filed an answering affidavit.

The application for review was heard on April 24 and 25, 2008. The High Court Judge agreed with Telkom's arguments and set aside the decision of the Competition Commission to refer the SAVA complaints (and the Omnilink complaint against Telkom discussed below) to the Competition Tribunal. The decision was made based on three grounds:

• The Competition Commission failed to comply with the peremptory provisions of the memorandum of understanding between the Competition Commission and ICASA;

• The referral was out of time;

• The Competition Commission's reliance on a report by the Link Centre created a reasonable apprehension of bias, since some of the complainants contribute financially to the Link Centre and the Link Centre's advisory board includes employees of the complainants in the SAVA complaints.

The Judge did not make a decision on the matter of jurisdiction (whether ICASA or the Competition Tribunal has the right to rule on the competition matters in the communications industry). To date, the Competition Commission has not appealed the High Court ruling.

Omnilink

Omnilink alleged that Telkom was abusing its dominance by discriminating in its price for Diginet services as against those charged to VANS and the price charged to customers who apply for a Telkom IVPN solution. The Competition Commission conducted an enquiry and subsequently referred the complaint, together with the SAVA complaint, to the Competition Tribunal for adjudication. This matter is currently being dealt with together with the SAVA matter discussed above.

Orion/Telkom (Standard Bank and Edcon): Competition Tribunal

In April 2003, Orion filed a complaint against Telkom, Standard Bank, and Edcon at the Competition Commission concerning Telkom offering discounts on public switched telecommunication services to corporate customers. In terms of the rules of the Competition Commission, the Competition Commission, who acts as an investigator, has one year to investigate the complaint. Orion simultaneously with the filing of the complaint, also filed an application against Telkom, Standard Bank and Edcon at the Competition Tribunal, for an interim order interdicting and restraining Telkom from offering Orion's corporate customers reduced rates associated with Telkom's Cellsaver discount plan.

**38. Contingencies** (continued)

Competition Commission (continued)

Orion/Telkom (Standard Bank and Edcon): Competition Tribunal (continued)

The Competition Commission completed its investigation and decided that there was no prima facie evidence on any contravention of the Competition Act. Orion however referred the matter to the Competition Tribunal in terms of section 51 of the Competition Act, which allows for parties to refer matters to the Competition Tribunal themselves.

Telkom has not yet filed its answering affidavit in the main complaint before the Competition Tribunal. To date there has been no further developments on this matter.

The Internet Service Providers Association ('ISPA')

In December 2005, ISPA, an association of Internet Service Providers ('ISPs'), filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. The complaints deal with the cost of access to the South African Internet Exchange ('SAIX'), the prices offered by TelkomInternet, the alleged delay in provision of facilities to ISP's and the alleged favourable installation timelines offered to TelkomInternet customers.

The Competition Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint. Telkom has provided the Competition Commission with the information and is awaiting the Commissions' response.

M-Web and Internet Solutions ('IS')

On June 29, 2005 M-Web and IS jointly lodged a complaint with the Competition Commission against Telkom and also requested interim relief at the Competition Tribunal. The complaint at the Competition Commission mainly deals with Telkom's pricing for ADSL retail products and its IP Connect products, the termination of the peering link between Telkom and IS, the wholesale pricing of SAIX bandwidth for ADSL users of other ISP's, the architecture of the ADSL access route and the manner in which ISP's can only connect to the ESR via IP Connect as well as alleged excessive pricing for bandwidth on the international undersea cable.

The application for interim relief at the Competition Tribunal dealt with allegations that Telkom should maintain the peering link between IS and Telkom in terms of the current peering agreement, and demanded that Telkom treat traffic generated by the ADSL customers of M-Web as traffic destined for the peering link and that Telkom upgrades the peering link to accommodate the increased ADSL traffic emanating from M-Web and maintain a maximum of 65% utilisation.

Telkom filed its answering affidavit, and is awaiting IS/M-Web's replying affidavit. Since then Telkom has entered into a new peering agreement with IS and has responded to numerous documentation and information requests. To date there has been no further movement on this matter, either in the filing of a replying affidavit by IS/M-Web in the interim relief application or in the investigation of the matter by the Competition Commission.

M-Web

On June 5, 2007 M-Web brought an application against Telkom for interim relief at the Competition Tribunal with regard to the manner in which Telkom provides wholesale ADSL internet connections. M-Web requested the Competition Tribunal to grant an order of interim relief against Telkom to charge M-Web a wholesale price for the provision of ADSL internet connections which is not higher than the lowest retail price. M-Web further applied for an order that Telkom implement the migration of end customers from Telkom PSTS (ADSL access) to M-Web without interruption of the service. Although Telkom raised the objection that the Competition Tribunal does not have jurisdiction to hear the matter in its answering affidavit filed at the Competition Tribunal. Telkom still had to 'plead over' as to the merits of the matter. Telkom also filed an application in the Transvaal Provincial Division of the High Court on July 3, 2007 for an order declaring that the Competition Tribunal does not have jurisdiction to hear the application made to it by M-Web.

This application has been set down for hearing during the first quarter of the 2009 financial year. The parties have entered into settlement negotiations, which resulted in the withdrawal of the interim relief application by M-Web as well as the withdrawal of the jurisdictional challenge by Telkom. The parties are in further negotiations.

Salary negotiations

Telkom is a party to a collective agreement on substantive matters covering the terms and conditions of employment of its fixed-line unionised employees and other non-management employees in Telkom's bargaining unit with ATU and CWU for the period from April 1, 2006 to March 31, 2009. The long term substantive agreement provides for the re-opening of negotiations in the event the consumer price index varies from the April 2006 level of 3.7% by more than 3%. Due to inflation increasing beyond this amount, Telkom re-opened the negotiations in December 2007and thus far, we have not managed to reach settlement. Given the current economic conditions, the various Trade Union Federations especially COSATU have requested a double-digit increase. If Telkom's unable to implement workforce reductions as necessary or outsourcing as planned, particularly as a result of increased competition, or experience significant labour disputes, work stoppages, increased employee expenses as a result of collective bargaining or compliance with labour laws, Telkom's business operations could be disrupted and our net profit could be reduced.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

**38. Contingencies** (continued)

*Negative working capital ratio*

At each of the financial periods ended March 31, 2008, 2007 and 2006 Telkom had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.

The Group's exposure is 50% of the following items:

*Equity investment*

The Vodacom Group through Vodacom Ventures (Proprietary) Limited has acquired a 35% equity stake in a X-Link Communications (Proprietary) Limited R12 million, which is subject to Competition Commission approval. The Board of Vodacom Group (Proprietary) Limited has also approved the exercise of the option to acquire a further 15.5% equity investment in WBS Holdings (Proprietary) Limited should certain suspensive conditions be fulfilled.

*Customer registration*

The telecommunications industry in the Democratic Republic of the Congo is subject to a recently promulgated ministerial decree requiring the registration of the entire customer base of all network operators. This decree requires prescribed particulars of all customers to be obtained and maintained by June 30, 2008. The sanction for non-compliance by any operator who has not identified its customers in accordance with the requirements of this decree within three months from March 28, 2008 could result in:

• a fine equivalent to between USD5 thousand and USD10 thousand per customer; and

• suspension of the licence for a period not exceeding three months in the event of repetition; and

• suspension of the licence in the event of a likely disturbance of law and order/safety.

The Group is making every effort to obtain the required information but management believes it is unlikely that the Group will meet all the requirements as prescribed in this decree by June 30, 2008. Management is engaging with the relevant ministries on this matter and are presently unable to reliably assess the potential impact on the Group in the event of non-compliance with this decree.

The Group would be entitled to 50% of the following item:

*Contingent Asset*

Litigation is being instituted for the recovery of certain fees paid by the Vodacom Group. The information usually required by IAS37 Provisions, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation. The directors are of the opinion that a claim may be successful and that the amount recovered could be significant.

**39. Directors' interest**

DD Tabata, one of Telkom's Board members is a director and shareholder of Vuwa Investments (Proprietary) Limited which acquired a 40% interest in SAIL Group Limited, with effect from October 1, 2006. SAIL Group Limited is a sports marketing company that does business with Telkom. Telkom paid R17,094,884 for the financial year for these goods and services (2007: R18,682,568). The outstanding creditor's balance in Telkom at March 31, 2008 was R855,000 (2007: R151,924). Vodacom paid R592,474,403 for goods and services from the SAIL Group (2007: R599,958,860). The outstanding creditor's balance in Vodacom as at March 31, 2008 was R21,260,584 (2007: R18,951,705). Vuwa Investments is a consortium member of Amandla Omoya, who has bid to acquire a 10% stake in Vodacom.

SL Arnold, RJ Huntley, E Spio-Garbrah, KST Matthews and VB Lawrence, five of Telkom's board members, are the South African Government's representatives on Telkom's Board of Directors. At March 31, 2008 the Government held 39.42% (2007: 38.83%; 2006: 37.99%) of Telkom's shares.

As at March 31, 2008 A Rhoda (B Molefe resigned March 5, 2008; T. Mahloele resigned on January 30, 2008) was the Public Investment Corporation ('PIC') representative on Telkom's Board of Directors. As at March 31, 2008 the PIC held 15.23% (2007: 15.27%; 2006: 15.73%) of Telkom's shares. On July 3, 2008 A Rhoda resigned and was replaced by B Molefe.

| Number of shares | Beneficial | | Non-beneficial | |
| --- | --- | --- | --- | --- |
| | Direct | Indirect | Direct | Indirect |
| Directors shareholding | | | | |
| **2008** | | | | |
| Executive | | | | |
| RJ September | 7,155 | – | – | – |
| Total | 7,155 | – | – | – |
| **2007** | | | | |
| Non-executive | | | | |
| TF Mosololi | 455 | – | – | – |
| Total | 455 | – | – | – |

F-86

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| Number of shares | Beneficial | | Non-beneficial | |
| --- | --- | --- | --- | --- |
| | Direct | Indirect | Direct | Indirect |
| **39. Directors' interest** (continued) | | | | |
| Directors shareholding (continued) | | | | |
| 2006 | | | | |
| Non-executive | | | | |
| NE Mtshotshisa | – | – | – | 88 |
| TF Mosololi | 455 | – | – | – |
| Total | 455 | – | – | 88 |

The directors' shareholding did not change between the balance sheet date and the date of issue of the financial statements.

| | 2006 Rm | 2007 Rm | 2008 Rm |
| --- | --- | --- | --- |
| Directors' emoluments | 15 | 7 | 36 |
| Executive | | | |
| For other services | 12 | 4 | 31 |
| Non-executive | | | |
| For services as directors | 3 | 3 | 5 |

| | Fees R | Remuneration R | Performance bonus R | Fringe and other benefits R | Total R |
| --- | --- | --- | --- | --- | --- |
| 2008 | | | | | |
| Emoluments per director: | | | | | |
| Non-executive | 4,633,933 | – | – | – | 4,633,933 |
| SL Arnold | 1,124,373 | – | – | – | 1,124,373 |
| B du Plessis | 393,967 | – | – | – | 393,967 |
| MJ Lamberti | – | – | – | – | – |
| PSC Luthuli | 502,117 | – | – | – | 502,117 |
| TD Mahloele | 357,684 | – | – | – | 357,684 |
| KST Matthews | 501,217 | – | – | – | 501,217 |
| TF Mosololi | 174,960 | – | – | – | 174,960 |
| M Mostert# | 229,433 | – | – | – | 229,433 |
| DD Tabata | 250,583 | – | – | – | 250,583 |
| YR Tenza | 305,633 | – | – | – | 305,633 |
| PL Zim | 5,333 | – | – | – | 5,333 |
| B Molefe | 20,497 | – | – | – | 20,497 |
| A Rhoda | 14,286 | – | – | – | 14,286 |
| RJ Huntley | 193,833 | – | – | – | 193,833 |
| E Spio-Garbrah** | 273,841 | – | – | – | 273,841 |
| Dr. VB Lawrence** | 286,176 | – | – | – | 286,176 |
| Executive | – | 14,489,833 | 3,436,308 | 13,244,896 | 31,171,037 |
| RJ September* | – | 2,453,757 | 3,436,308 | 13,218,772 | 19,108,837 |
| CEO | | 1,016,524 | 3,436,308 | 10,438,538 | 14,891,370 |
| Acting CEO | | 1,437,233 | – | 2,780,234 | 4,217,467 |
| LRR Molotsane* | – | 12,036,076 | – | 26,124 | 12,062,200 |
| Total emoluments – paid by Telkom | 4,633,933 | 14,489,833 | 3,436,308 | 13,244,896 | 35,804,970 |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | Fees R | Remuneration R | Performance bonus R | Fringe and other benefits R | Total R |
|---|---|---|---|---|---|
| **39. Directors' interest** (continued) | | | | | |
| Directors' emoluments | | | | | |
| **2007** | | | | | |
| Emoluments per director: | | | | | |
| Non-executive | 2,641,168 | – | – | – | 2,641,168 |
| NE Mtshotshisa | 463,050 | – | – | – | 463,050 |
| SL Arnold | 353,719 | – | – | – | 353,719 |
| TCP Chikane | 32,670 | – | – | – | 32,670 |
| B du Plessis | 213,367 | – | – | – | 213,367 |
| PSC Luthuli | 205,417 | – | – | – | 205,417 |
| TD Mahloele | 166,667 | – | – | – | 166,667 |
| KST Matthews | 109,643 | – | – | – | 109,643 |
| TF Mosololi | 214,417 | – | – | – | 214,417 |
| M Mostert | 232,417 | – | – | – | 232,417 |
| DD Tabata | 175,367 | – | – | – | 175,367 |
| YR Tenza | 321,767 | – | – | – | 321,767 |
| PL Zim | 152,667 | – | – | – | 152,667 |
| Executive | – | 2,272,785 | – | 1,653,202 | 3,925,987 |
| LRR Molotsane* | – | 2,272,785 | – | 1,653,202 | 3,925,987 |
| Total emoluments – paid by Telkom | 2,641,168 | 2,272,785 | – | 1,653,202 | 6,567,155 |
| **2006** | | | | | |
| Emoluments per director: | | | | | |
| Non-executive | 2,969,158 | – | – | – | 2,969,158 |
| NE Mtshotshisa | 759,500 | – | – | – | 759,500 |
| TCP Chikane | 181,022 | – | – | – | 181,022 |
| B du Plessis | 254,391 | – | – | – | 254,391 |
| PSC Luthuli | 168,357 | – | – | – | 168,357 |
| TD Mahloele | 223,227 | – | – | – | 223,227 |
| TF Mosololi | 230,809 | – | – | – | 230,809 |
| M Mostert | 308,272 | – | – | – | 308,272 |
| A Ngwezi | 47,727 | – | – | – | 47,727 |
| DD Tabata | 323,022 | – | – | – | 323,022 |
| YR Tenza | 349,022 | – | – | – | 349,022 |
| PL Zim | 123,809 | – | – | – | 123,809 |
| Executive | – | 2,186,460 | 7,070,262 | 2,990,865 | 12,247,587 |
| LRR Molotsane* | – | 1,250,747 | 3,442,573 | 909,675 | 5,602,995 |
| SE Nxasana | – | 935,713 | 3,627,689 | 2,081,190 | 6,644,592 |
| Total emoluments – paid by Telkom | 2,969,158 | 2,186,460 | 7,070,262 | 2,990,865 | 15,216,745 |

F-88

* Included in fringe and other benefits is a pension contribution for LRR Molotsane of R4,690 (2007: R295,462; 2006: R162,597), as well as a pension contribution for RJ September of R280,261 paid to the Telkom Retirement Fund, and a payment made in terms of a restraint of trade agreement. Included in remuneration for LRR Molotsane is a payment pursuant to a settlement agreement with Telkom. LRR Molotsane resigned from Telkom in April 2007 and RJ September was appointed CEO during November 2007.

** Foreign Directors.

# In the absence of an internal corporate finance division, and pending the structuring and staffing thereof, the Telkom Board resolved that it was in the best interest of the company and shareholders to deploy the highest quality skills currently resident in Telkom, to evaluate, structure and make recommendations to the Board on major transactions.

During the year M Mostert led all efforts in this regard and was remunerated accordingly. Moreover in compliance with the principles of good governance, the Board took legal advice and established that there was not conflict of interest arising out of his involvement in the transaction evaluated.

Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

**40. Segment information**

Eliminations represent the inter-segmental transactions that have been eliminated against segment results.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Business Segment | | | |
| Consolidated operating revenue | 47,625 | 51,619 | 56,285 |
| Fixed-line | 31,832 | 32,345 | 32,572 |
| Elimination | (737) | (772) | (830) |
| Mobile | 17,021 | 20,573 | 24,089 |
| Elimination | (1,435) | (1,494) | (1,519) |
| Other | 952 | 979 | 1,993 |
| Elimination | (8) | (12) | (20) |
| Consolidated other income | 480 | 384 | 534 |
| Fixed-line | 465 | 334 | 497 |
| Elimination | (45) | (46) | (86) |
| Mobile | 50 | 42 | 56 |
| Elimination | – | – | – |
| Other | 10 | 54 | 67 |
| Elimination | – | – | – |
| Consolidated operating expenses | 33,428 | 37,533 | 42,337 |
| Fixed-line | 22,454 | 24,083 | 24,962 |
| Elimination | (1,443) | (1,495) | (1,709) |
| Mobile | 12,635 | 15,185 | 17,898 |
| Elimination | (710) | (755) | (805) |
| Other* | 564 | 589 | 2,115 |
| Elimination | (72) | (74) | (124) |
| Consolidated operating profit | 14,677 | 14,470 | 14,482 |
| Fixed-line | 9,843 | 8,596 | 8,107 |
| Elimination | 661 | 677 | 793 |
| Mobile | 4,436 | 5,430 | 6,247 |
| Elimination | (725) | (739) | (714) |
| Other | 398 | 444 | (55) |
| Elimination | 64 | 62 | 104 |
| Consolidated investment income | 397 | 235 | 197 |
| Fixed-line | 2,720 | 3,041 | 3,975 |
| Elimination | (2,398) | (2,850) | (3,832) |
| Mobile | 64 | 36 | 27 |
| Other | 11 | 8 | 27 |
| Consolidated finance charges | 1,223 | 1,125 | 1,803 |
| Fixed-line | 839 | 856 | 1,277 |
| Mobile | 384 | 269 | 240 |
| Other | – | – | 320 |
| Elimination | – | – | (34) |
| Consolidated taxation | 4,523 | 4,731 | 4,704 |
| Fixed-line | 2,836 | 2,652 | 2,630 |
| Mobile | 1,542 | 1,918 | 2,055 |
| Other | 145 | 161 | 19 |

| | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|
| **40. Segment information** (continued) | | | |
| Business Segment (continued) | | | |
| Minority interests | 139 | 203 | 197 |
| Mobile | 58 | 109 | 73 |
| Other | 81 | 94 | 124 |
| Profit attributable to equity holders of Telkom | 9,189 | 8,646 | 7,975 |
| Fixed-line | 8,888 | 8,129 | 8,175 |
| Elimination | (1,737) | (2,173) | (3,039) |
| Mobile | 2,516 | 3,170 | 3,906 |
| Elimination | (725) | (739) | (714) |
| Other | 183 | 197 | (491) |
| Elimination | 64 | 62 | 138 |
| Operating expenses | | | |
| Other | | | 2,115 |
| Prior to consolidation adjustments | | | 1,830 |
| Consolidation adjustments | | | 285 |
| Consolidated assets | 54,306 | 57,426 | 68,259 |
| Fixed-line | 43,121 | 44,224 | 47,829 |
| Elimination | (1,598) | (1,547) | (1,604) |
| Mobile | 12,263 | 14,026 | 16,743 |
| Elimination | (258) | (353) | (278) |
| Other | 905 | 1,188 | 5,734 |
| Elimination | (127) | (112) | (165) |
| Investments | 2,963 | 1,461 | 1,499 |
| Fixed-line | 3,093 | 1,621 | 4,917 |
| Elimination | (232) | (341) | (3,607) |
| Mobile | 102 | 181 | 176 |
| Other | – | – | 13 |
| Other financial assets | 275 | 259 | 614 |
| Fixed-line | 256 | 230 | 445 |
| Mobile | 19 | 28 | 169 |
| Other | – | 1 | – |
| Total assets | 57,544 | 59,146 | 70,372 |
| Consolidated liabilities | 15,171 | 15,951 | 19,689 |
| Fixed-line | 10,285 | 10,154 | 11,892 |
| Elimination | (351) | (458) | (495) |
| Mobile | 6,466 | 7,416 | 8,871 |
| Elimination | (1,441) | (1,468) | (1,542) |
| Other | 319 | 374 | 971 |
| Elimination | (107) | (67) | (8) |
| Interest-bearing debt | 11,123 | 10,364 | 15,733 |
| Fixed-line | 9,888 | 9,082 | 13,362 |
| Mobile | 1,234 | 1,278 | 1,815 |
| Other | 1 | 4 | 556 |
| Other financial liabilities | 235 | 229 | 1,290 |
| Fixed-line | 205 | 58 | 167 |
| Mobile | 30 | 158 | 204 |
| Other | – | 13 | 919 |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **40. Segment information** (continued) | | | |
| Business Segment (continued) | | | |
| Tax liabilities | 1,549 | 594 | 323 |
| Fixed-line | 1,186 | – | 7 |
| Mobile | 315 | 556 | 290 |
| Other | 48 | 38 | 26 |
| Total liabilities | 28,078 | 27,138 | 37,035 |
| Other segment information | | | |
| Capital expenditure for property, plant and equipment | 6,310 | 8,648 | 10,108 |
| Fixed-line | 3,926 | 5,545 | 6,044 |
| Mobile | 2,350 | 3,069 | 2,475 |
| Other | 34 | 34 | 1,589 |
| Capital expenditure for intangible assets | 1,196 | 1,598 | 1,792 |
| Fixed-line | 974 | 1,049 | 750 |
| Mobile | 221 | 539 | 985 |
| Other | 1 | 10 | 57 |
| Depreciation and amortisation | 5,714 | 5,019 | 5,601 |
| Fixed-line | 4,176 | 3,298 | 3,470 |
| Mobile | 1,498 | 1,681 | 1,955 |
| Other | 40 | 40 | 176 |
| Impairment and asset write-offs | 162 | 296 | 529 |
| Fixed-line | 187 | 284 | 262 |
| Mobile | (26) | 12 | 15 |
| Other | 1 | – | 252 |
| Workforce reduction expense – Fixed-line | 88 | 24 | 3 |
| Geographical segment | | | |
| Consolidated operating revenue | 47,625 | 51,619 | 56,285 |
| South Africa | 46,154 | 49,558 | 52,668 |
| Other African countries | 1,487 | 2,099 | 3,653 |
| Eliminations | (16) | (38) | (36) |
| Consolidated operating profit | 14,677 | 14,470 | 14,482 |
| South Africa | 14,665 | 14,366 | 14,343 |
| Other African countries | 131 | 294 | 245 |
| Eliminations | (119) | (190) | (106) |
| Consolidated assets | 57,544 | 59,146 | 70,372 |
| South Africa | 56,479 | 56,797 | 63,772 |
| Other African countries | 2,015 | 3,489 | 8,785 |
| Eliminations | (950) | (1,140) | (2,185) |
| Capital expenditure for property, plant and equipment and intangible assets* | 7,506 | 10,246 | 11,900 |
| South Africa | 7,135 | 9,459 | 9,781 |
| Other African countries | 371 | 787 | 2,119 |

'South Africa', which is also the country of domicile for Telkom, comprises the segment information relating to Telkom and its South African subsidiaries as well as Vodacom's South African-based mobile communications network, the segment information of its service providers.

Other African countries' comprises Telkom's subsidiaries Africa Online Limited and Multi-Links Telecommunications Limited as well as Vodacom's mobile communications network in Tanzania, Lesotho, the Democratic Republic of the Congo and Mozambique.

* The Geographical segment capital expenditure has been restated to include capital expenditure on intangible assets.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **41.  Related parties** | | | |
| Details of material transactions and balances with related parties not disclosed separately in the consolidated annual financial statements were as follows: | | | |
| With joint venture: | | | |
| Vodacom Group (Proprietary) Limited | | | |
| Related party balances | | | |
| Trade receivables | 48 | 61 | 51 |
| Trade payables | (256) | (353) | (346) |
| Related party transactions | | | |
| Revenue | (710) | (755) | (816) |
| Expenses | 1,435 | 1,494 | 1,525 |
| Audit fees | 3 | 3 | 3 |
| Revenue includes interconnect fees and lease and installation of transmission lines | | | |
| Expenses mostly represent interconnect expenses | | | |
| With shareholders: | | | |
| Government | | | |
| Related party balances | | | |
| Trade receivables | 247 | 271 | 326 |
| Related party transactions | | | |
| Revenue | (2,304) | (2,458) | (2,623) |
| With entities under common control: | | | |
| Major public entities | | | |
| Related party balances | | | |
| Trade receivables | 39 | 59 | 28 |
| Trade payables | (2) | (6) | (25) |
| The outstanding balances are unsecured and will be settled in cash in the ordinary course of business | | | |
| Related party transactions | | | |
| Revenue | (370) | (435) | (486) |
| Expenses | 172 | 238 | 243 |
| Rent received | (17) | (29) | (21) |
| Rent paid | 56 | 27 | 22 |

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **41. Related parties** (continued) | | | |
| Key management personnel compensation: | | | |
| (Including directors' emoluments) | | | |
| Related party transactions | | | |
| Short-term employee benefits | 157 | 176 | 231 |
| Post-employment benefits | 7 | 14 | 12 |
| Termination benefits | 12 | – | 27 |
| Equity compensation benefits | 6 | 8 | 29 |
| Other long-term benefits | 16 | 27 | 16 |

The fair value of the shares that vested in the current year is R12 million (2007: RNil; 2006: R3 million).

Terms and conditions of transactions with related parties

The sales to and purchases from related parties of telecommunication services are made at arms length prices. Except as indicated above, outstanding balances at the year-end are unsecured, interest free (except for interest charged on overdue telephone accounts) and settlement occurs in cash. Apart from the bank guarantee to the amount not exceeding R23 million (USD3 million) provided to Africa Online, there have been no guarantees provided or received for related party receivables or payables. Except as indicated above for the year ended March 31, 2008 the Group has not made any impairment of amounts owed by related parties (2007: RNil; 2006: RNil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

---

**42. Investments in joint ventures**

Vodacom Group (Proprietary) Limited ('Vodacom')

Telkom owns 5,000 shares of 1c each at cost. This amounts to a 50% shareholding in Vodacom. Vodacom is an entity that is jointly controlled by its venturers, Telkom and Vodafone Plc through a contractual agreement. Telkom applies joint venture accounting in recognising its investment in Vodacom since it shares control of Vodacom with Vodafone, as set out in the joint venture agreement between the two parties, and has chosen to proportionately consolidate Vodacom on a line-by-line basis. Some of the provisions in the joint venture agreement that indicate how the venturers jointly control the activities of Vodacom are as follows:

- The venturers have the right to appoint the 8 non-executive directors of Vodacom. A further 4 executive directors are appointed to the Board;

- A Directing committee has been established that holds all powers, functions and authority of the directors to act for and on behalf of the Company. This Directing committee constitutes only the directors as appointed by the venturers;

- All decisions made by the Directing committee are mandatorily ratified by the Board of Directors as the ultimate decision lies with the Directing committee; and

- The Directing committee, which is composed entirely of venturer appointed directors, is the ultimate oversight committee of, and controls the activities of, Vodacom.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **42. Investments in joint ventures** (continued) | | | |
| Total assets | 12,384 | 14,235 | 17,087 |
| Non-current assets | 8,040 | 10,422 | 12,234 |
| Current assets | 4,344 | 3,813 | 4,853 |
| Total liabilities and reserves | (12,384) | (14,235) | (17,087) |
| Reserves | (4,196) | (4,713) | (5,703) |
| Minority interests | (142) | (110) | (202) |
| Non-current liabilities | (932) | (1,906) | (2,394) |
| Current liabilities | (7,114) | (7,506) | (8,788) |
| The Group's proportionate share of revenue and expense is as follows: | | | |
| Revenue | 17,021 | 20,573 | 24,089 |
| Net operating expenses | (12,586) | (15,142) | (17,844) |
| Profit before net finance charges | 4,435 | 5,431 | 6,245 |
| Net finance charges | (320) | (233) | (212) |
| Net income before taxation | 4,115 | 5,198 | 6,033 |
| Taxation | (1,542) | (1,918) | (2,055) |
| Profit after taxation | 2,573 | 3,280 | 3,978 |
| Minority interest | (58) | (109) | (73) |
| Net profit for the year | 2,515 | 3,171 | 3,905 |
| The Group's proportionate share of cash flow is as follows: | | | |
| Cash flow from operating activities | 2,251 | 2,429 | 2,562 |
| Cash flow from investing activities | (2,395) | (3,292) | (3,751) |
| Cash flow from financing activities | (53) | (100) | 1,617 |
| Net (decrease)/increase in cash and cash equivalents | (197) | (963) | 428 |
| Effect of exchange rate on cash and cash equivalents | (8) | 29 | 44 |
| Cash and cash equivalent at beginning of year | 1,085 | 880 | (54) |
| Cash and cash equivalents at end of year | 880 | (54) | 418 |

**43. Interest in subsidiaries**

Country of incorporation: RSA – Republic of South Africa; TZN – Tanzania; LES – Lesotho; MZ – Mozambique; DRC – Democratic Republic of Congo; MAU – Mauritius; NIG – Nigeria
Nature of business: C – Cellular; S – Satellite; MSC – Management services company; PROP – Property company; OTH – Other.

*Dormant at March 31, 2008.

| | | Issued share capital | | | Interest in issued ordinary share capital | | |
|---|---|---|---|---|---|---|---|
| | Country of incorporation | 2006 | 2007 | 2008 | 2006 % | 2007 % | 2008 % |
| Directory advertising (OTH) | | | | | | | |
| TDS Directory Operations (Proprietary) Limited | RSA | R100,000 | R100,000 | R100,000 | 64.9 | 64.9 | 64.9 |
| Data application services (OTH) | | | | | | | |
| Swiftnet (Proprietary) Limited | RSA | R25,000,000 | R5,000,000 | R5,000,000 | 100 | 100 | 100 |
| Other (OTH) | | | | | | | |
| Q-Trunk (Proprietary) Limited | RSA | R10,001,000 | R10,001,000 | R10,001,000 | 100 | 100 | 100 |
| Intekom (Proprietary) Limited | RSA | R10,001,000 | R10,001,000 | R10,001,000 | 100 | 100 | 100 |
| Rossal No 65 (Proprietary) Limited | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| Acajou Investments (Proprietary) Limited | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| Telkom Media (Proprietary) Limited | RSA | – | R100 | R100 | – | 75 | 75 |
| Africa Online Limited | MAU | – | USD1,000 | USD1,000 | – | 100 | 100 |
| Multi-Links Telecommunications Limited | NIG | – | – | N300,000,000 | – | – | 75 |
| Telkom International (Proprietary) Limited (MSC) | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| The aggregate net (loss)/profit of the subsidiaries is (R186) million (2007: R564 million; 2006: R471 million) | | | | | | | |
| Vodacom has an interest in the following companies (Group Share: 50% of the interest in ordinary share capital as indicated): | | | | | | | |
| Cellular network operators | | | | | | | |
| Vodacom (Proprietary) Limited (C) | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| Vodacom Lesotho (Proprietary) Limited (C) | LES | M4,180 | M4,180 | M4,180 | 88.3 | 88.3 | 88.3 |
| Vodacom Tanzania Limited (C) | TZN | TZS10,000 | TZS10,000 | TZS10,000 | 65 | 65 | 65 |
| VM, S.A.R.L. (C) | MZ | USD60,000,000 | USD60,000,000 | USD60,000,000 | 98 | 98 | 90 |
| Vodacom Congo (RDC) s.p.r.l. (C) | DRC | USD1,000,000 | USD1,000,000 | USD1,000,000 | 51 | 51 | 51 |
| Service providers | | | | | | | |
| Vodacom Service Provider Company (Proprietary) Limited (C) | RSA | R20 | R20 | R20 | 100 | 100 | 100 |
| Smartphone SP (Proprietary) Limited (C)* | RSA | R20,000 | R20,000 | R 20,000 | 51 | 70 | 100 |
| Smartcom (Proprietary) Limited (C)* | RSA | R1,000 | R1,000 | R 1,000 | 43.7 | 61.7 | 100 |
| Cointel VAS (Proprietary) Limited (C)* | RSA | R10,204 | R10,204 | R 10,204 | 51 | 70 | 100 |

| | | Issued share capital | | | Interest in issued ordinary share capital | | |
|---|---|---|---|---|---|---|---|
| | Country of incorporation | 2006 | 2007 | 2008 | 2006 % | 2007 % | 2008 % |
| **43. Interest in subsidiaries** (continued) | | | | | | | |
| Other subsidiaries of the Group's Joint Venture | | | | | | | |
| Vodacom Service Provider Holdings Company (Proprietary) Limited (MSC)* | RSA | R1,020 | R1,020 | R1,023 | 100 | 100 | 100 |
| Vodacom Satellite Services (Proprietary) Limited (OTH)* | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| GSM Cellular (Proprietary) Limited (OTH)* | RSA | R1,200 | R1,200 | R1,200 | 100 | 100 | 100 |
| Vodacom Venture No.1 (Proprietary) Limited (OTH)* | RSA | R810 | R810 | R810 | 100 | 100 | 100 |
| Vodacom Equipment Company (Proprietary) Limited (OTH)* | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| Vodacare (Proprietary) Limited (OTH)* | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| Vodacom International Holdings (Proprietary) Limited (MSC) | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| Vodacom International Limited (MSC) | MAU | USD100 | USD100 | USD100 | 100 | 100 | 100 |
| Vodacom Properties No.1 (Proprietary) Limited (PROP) | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| Vodacom Properties No.2 (Proprietary) Limited (PROP) | RSA | R1,000 | R1,000 | R1,000 | 100 | 100 | 100 |
| Stand 13 Eastwood Road Dunkeld West (Proprietary) Limited (PROP) | RSA | R100 | R100 | – | 51 | 70 | – |
| Ithuba Smartcall (Proprietary) Limited (OTH) | RSA | R100 | R100 | – | 26.5 | 36.4 | – |
| Smartcall Smartlife (Proprietary) Limited (OTH) | RSA | – | R100 | – | – | 63 | – |
| Vodacom Tanzania Limited (Zanzibar) (OTH)* | TZN | TZS10,000 | TZS10,000 | TZS10,000 | 99 | 99 | 99 |
| Joycell Shops (Proprietary) Limited (OTH)* | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| Marble Gold Investments (Proprietary) Limited (OTH) * | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| Vodacom Ventures (Proprietary) Limited (OTH) | RSA | R120 | R120 | R120 | 100 | 100 | 100 |
| Skyprops 134 (Proprietary) Limited (PROP) | RSA | – | R100 | R100 | – | 100 | 100 |

| Indebtness of Telkom subsidiary companies | | Rm | Rm | Rm |
|---|---|---|---|---|
| Swiftnet (Proprietary) Limited | RSA | 2 | – | – |
| Intekom (Proprietary) Limited | RSA | 3 | – | – |
| Q-Trunk (Proprietary) Limited | RSA | 34 | 30 | 26 |
| Rossal No 65 (Proprietary) Limited | RSA | – | – | 30 |
| Acajou Investments (Proprietary) Limited | RSA | – | – | – |
| Africa Online Limited | MAU | – | – | 74 |
| Multi-Links Telecommunications Limited | NIG | – | – | 841 |
| Telkom Media (Proprietary) Limited | RSA | – | – | 326 |

# Notes to the consolidated annual financial statements (continued)


**44. Significant events**

Swiftnet (Proprietary) Limited

Swiftnet is in breach of its license that requires it to have at least 30% of its shares held by black economic empowerment individuals or entities. ICASA has required Switfnet to remedy the breach of its license, which expired on August 24, 2006. On February 14, 2007 Telkom announced that it had entered into an agreement to sell a 30% stakein Swiftnet to the Radio Surveillance Consortium, a group of empowerment investors, for R55 million following a competitive process run by an independent adviser. The transction would not have required any financial support or facilitation from Telkom. The transaction received Competition Commission approval on May 28, 2007, but was not approved by ICASA. Swiftnet is currently seeking black economic empowered individuals or entitied who would be acceptable to ICASA. Swiftnet met with ICASA on January 28, 2008 to discuss its specific license terms and conditions. Swiftnet has submitted its comments on the draft license terms and conditions to ICASA that ICASA sent to Swiftnet during October 2007. Swiftnet, assisted by Telkon as its sole shareholder, has had a further meeting with ICASA on February 27, 2008. It was decided that the draft amended license that ICASA sent to Swiftnet during October 2007 would not form the basis of the conversion process, but instead the original license issued to Swiftnet in August 1995 would be used as the basis for license conversion.
The transaction is still subject to ICASA approval. With regard to shareholder issues, ICASA indicated that there is currently no agreement within the industry as to acceptable BEE shareholding percentages for all licensees. ICASA indicated that the shareholding issue for the Swiftnet license would need to be in line with BEE values applicable to other similar licensees.

Telkom Media (Proprietary) Limited

On August 31, 2006 Telkom created a new subsidiary, Telkom Media (Proprietary) Limited with a Black Economic Empowerement ('BEE') shareholding. ICASA awarded Telkom Media a commercial satelite and cable subscription broadcast license on September 12, 2007.

The BEE shareholders are Videovision Entertainment, MSG Afrika Media and WDB Investment Holdings (Proprietary) Limited. As at March 31, 2008 Telkom had a 75% shareholding in Telkom Media, however, in a recent clarification and refinement of its strategy the board has taken the decision to substantially reduce its investment in Telkom Media (Proprietary) Limited and will be investigating all opportunities to do this in the best interest of Telkom shareholders and all other stakeholders.

Vodacom BBBEE equity deal

Vodacom is in the process of finalising a R7.5 billion BBBEE (Broad-Based Black Economic Empowerment) equity deal whereby strategic business partners, employees and the black public will have an opportunity to share in the success of Vodacom South Africa going forward. Vodacom announced that transaction agreements were signed on June 20, 2008. Telkom is supportive of this transaction but is not in a position to comment on the impact of the proposed transaction on Telkom as the details relating to the transaction are expected to be announced by Vodacom in the third quarter of this calender year.

Global Telematics SA (Proprietary) Limited

On October 26, 2007 Vodacom Service Provider Company (Proprietary) Limited ('VSPC'), entered into an agreement with Global Telematics SA (Proprietary) Limited ('Global Telematics'). In terms of the agreement Glocell Service Provider Company (Proprietary) Limited ('GSPC'), will cede, transfer and assign its agreements together with all of its obligations and its rights attaching to its customers connected to the Vodacom Network to Global Telematics. GSPC connects all voice contract customers and sells pre-paid packs on behalf of Global Telematics. VSCP will acquire the consolidated customers base from Global Telematics which will consist of active prepaid customers, active contract customers and active telemetry customers, subject to certain suspensive conditions. Once these suspensive conditions are met the transactions will be effective.

# Notes to the consolidated annual financial statements (continued)

for the three years ended March 31, 2008

**45.    Subsequent events**

Dividends

The Telkom Board declared an annual dividend of R3,437 million or 660 cents per share on June 6, 2008 payable on July 7, 2008 for shareholders registered on July 4, 2008 which will fully utilise the deferred tax asset on STC credits and result in an additional STC charge of R161 million.

Mobile strategy and unlocking shareholder value

Telkom informed the shareholders that on Friday, May 30, 2008, Telkom received a non-binding proposal from a wholly-owned subsidiary of Vodafone Group Plc ('Vodafone') to acquire a portion of Telkom's stake in Vodacom Group (Proprietary) Limited ('Vodacom') subject to, inter alia, the Company unbundling its remaining stake in Vodacom to Telkom shareholders.

Separately, on Friday, May 30, 2008 Telkom received a letter from a consortium comprising Mvelaphanda Holdings (Proprietary) Limited, affiliated funds of Och-Ziff Capital Management Group and other strategic funders ('the Consortium'), which states that the Consortium is considering making an offer for the entire issued share capital of Telkom. The letter makes it clear that the offer will only be made if a number of pre-conditions are met including, inter alia, confirmation by the Telkom Board that it will unbundle Telkom's entire 50% stake in Vodacom as part of the offer.

The discussions with Vodafone are independent from the approach from the Consortium. The Board of Telkom, in accordance with its fiduciary duties, will evaluate allbona fide offers with a view to maximising shareholder value. No transaction will be entered into without requisite shareholder approvals.

Telkom will advise shareholders of further developments in this regard in due course.

VM, S.A.R.L. trading as Vodacom Mozambique

Effective May 12, 2008 Vodacom International Limited sold 5% of its 90% owned equity investment in Vodacom Mozambique, leaving Vodacom International Limited with an 85% equity investment in Vodacom Mozambique. Certain suspensive conditions are to be met before the transaction will be effective.

Capability Management

Telkom will seek to manage costs by realigning its structure, employees and resources to better match its transforming information, communications and technology business and to improve customer service. The transformation of the communications industry and increasing market and competitive pressure has put communications companies such as Telkom under increasing revenue and expense constraints while being required to improve customer service. As a result a capability management initiative has been launched which is designed to ensure that the capabilities needed to succeed in a converged communications market are established through the optimal utilisation of external as well as internal capabilities, extracting effiencencies, where possible, through scale of a rapidly maturing retail and wholesale market and better organised functional areas in a more deregulated and liberalised communications market. The capability management initiative includes the internal consolidation of certain functional areas and the selection of strategic long-term partners with proven performance for other functional areas.

The areas which are expected to be impacted are the call centers, operations, ancillary services, network service providers, network field operations, network core operations, information technology operations and retail outlets.

Telkom Management Services

On July 2, 2008, Telkom received confirmation from the Companies and Intellectual Property Registration Office for the approval and reservation of a newly set-up company. The approved and reserved name is 'Telkom Management Services'.

Union action

Telkom has recieved a notice from CWU advising Telkom of its intention to embark on some unspecified industrial action.

Other matters

The directors are not aware of any other matters or circumstances since the consolidated annual financial statements for the financial year ended March 31, 2008 and the date of this report, or otherwise dealt with in the consolidated annual financial statements, which significantly affects the financial position of the Group and the results of it operations.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**To the Board of Directors and Shareholders of Telkom Group Limited**

We have audited the accompanying consolidated balance sheets of Vodacom Group (Proprietary) Limited and subsidiaries (the "Group") as at March 31, 2008, 2007 and 2006, and the related consolidated income statements, consolidated statements of changes in equity， and consolidated cash flow statements for each of the three years in the period then ended as set out in pages F-101 to F-203.These consolidated annual financial statements are the responsibility of the Group's directors. Our responsibility is to express an opinion on these consolidated annual financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated annual financial statements present fairly, in all material respects, the financial position of Vodacom Group (Proprietary) Limited and subsidiaries at March 31, 2008, 2007 and 2006, and the results of its operations and its cash flows for each of the three years then ended in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and in the manner required by the Companies Act of South Africa.

**Deloitte & Touche**
**Registered Auditors**
**Per Patrick Smit**
**Johannesburg, South Africa**
**10 July 2008**

# CONSOLIDATED INCOME STATEMENTS

for the three years ended March 31, 2008

| | Notes | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|---|
| Revenue | 1 | 34,042.5 | 41,146.4 | 48,177.8 |
| Other operating income | | 125.1 | 119.8 | 155.6 |
| Direct network operating cost | 2 | (18,297.2) | (22,439.8) | (26,299.5) |
| Depreciation | 10 | (2,651.6) | (2,901.8) | (3,366.0) |
| Staff expenses | | (2,042.1) | (2,372.5) | (2,975.4) |
| Marketing and advertising expenses | | (976.9) | (1,146.4) | (1,264.3) |
| Other operating expenses | | (1,042.7) | (1,063.6) | (1,362.4) |
| Amortisation of intangible assets | 11 | (344.2) | (459.4) | (545.2) |
| Impairment of assets | 3 | 52.8 | (22.9) | (29.9) |
| Profit from operations | 4 | 8,865.7 | 10,859.8 | 12,490.7 |
| Finance income | 5 | 129.9 | 74.5 | 72.3 |
| Finance costs | 6 | (246.0) | (369.3) | (681.3) |
| Gains/(Losses) on remeasurement and disposal of financial instruments | 7 | (523.1) | (169.0) | 185.1 |
| Profit before taxation | | 8,226.5 | 10,396.0 | 12,066.8 |
| Taxation | 9 | (3,083.7) | (3,836.0) | (4,109.2) |
| Net profit | | 5,142.8 | 6,560.0 | 7,957.6 |
| Attributable to: | | | | |
| Equity shareholders | | 5,026.1 | 6,342.4 | 7,811.4 |
| Minority interests | | 116.7 | 217.6 | 146.2 |

| | | 2006 R | 2007 R | 2008 R |
|---|---|---|---|---|
| Basic and diluted earnings per share | 35 | 502,610 | 634,240 | 781,140 |
| Dividend per share | 35 | 450,000 | 540,000 | 594,000 |

# CONSOLIDATED BALANCE SHEETS

as at March 31, 2008



| | Notes | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Non-current assets | | 16,079.2 | 20,844.3 | 24,468.3 |
| Property, plant and equipment | 10 | 13,386.6 | 17,073.2 | 19,119.6 |
| Intangible assets | 11 | 1,954.9 | 2,700.3 | 4,224.1 |
| Financial assets | 12 | 92.1 | 209.5 | 244.2 |
| Deferred taxation | 13 | 297.6 | 386.1 | 455.1 |
| Deferred cost | | 311.2 | 396.4 | 333.3 |
| Lease assets | 16 | 36.8 | 78.8 | 92.0 |
| Current assets | | 8,688.6 | 7,625.9 | 9,706.9 |
| Deferred cost | | 451.8 | 574.8 | 705.9 |
| Financial assets | 12 | 149.3 | 207.5 | 444.9 |
| Inventory | 14 | 454.3 | 364.3 | 636.9 |
| Trade and other receivables | 15 | 4,474.0 | 5,675.0 | 6,801.1 |
| Lease assets | 16 | 13.1 | 32.9 | 140.5 |
| Cash and cash equivalents | 34 | 3,146.1 | 771.4 | 977.6 |
| Total assets | | 24,767.8 | 28,470.2 | 34,175.2 |
| **EQUITY AND LIABILITIES** | | | | |
| Ordinary share capital | 17 | * | * | * |
| Retained earnings | | 8,583.0 | 9,523.2 | 11,392.9 |
| Non-distributable reserves | 18 | (194.0) | (97.4) | 8.8 |
| Equity attributable to equity holders of the parent | | 8,389.0 | 9,425.8 | 11,401.7 |
| Minority interests | 19 | 283.3 | 221.2 | 403.6 |
| Total equity | | 8,672.3 | 9,647.0 | 11,805.3 |
| Non-current liabilities | | 2,236.6 | 3,812.1 | 4,788.2 |
| Interest bearing debt | 21 | 819.2 | 2,051.4 | 3,025.8 |
| Non-interest bearing debt | 22 | - | 3.0 | 6.0 |
| Deferred taxation | 13 | 602.3 | 757.3 | 776.5 |
| Deferred revenue | | 320.3 | 412.3 | 358.8 |
| Provisions | 23 | 372.3 | 377.5 | 373.7 |
| Other non-current liabilities | 24 | 122.5 | 210.6 | 247.4 |
| Current liabilities | | 13,858.9 | 15,011.1 | 17,581.7 |
| Trade and other payables | 25 | 5,104.7 | 6,874.4 | 7,561.3 |
| Deferred revenue | | 1,604.5 | 1,904.8 | 2,229.9 |
| Taxation payable | | 630.2 | 1,112.7 | 580.5 |
| Non-interest bearing debt | 22 | 4.3 | - | - |
| Interest bearing debt | 21 | 1,645.5 | 501.0 | 502.9 |
| Provisions | 23 | 623.0 | 741.8 | 909.5 |
| Dividends payable | | 2,800.0 | 2,990.0 | 3,190.0 |
| Derivative financial liabilities | 42 | 60.9 | 7.2 | 10.8 |
| Bank borrowings | 34 | 1,385.8 | 879.2 | 2,596.8 |
| Total equity and liabilities | | 24,767.8 | 28,470.2 | 34,175.2 |

* Share capital R100

# CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the three years ended March 31, 2008

| | | Attributable to equity shareholders | | | | Minority interests | Total equity |
| | Notes | Share capital | Retained earnings | Non-distributable reserves | Total | | |
| | | Rm | Rm | Rm | Rm | Rm | Rm |
|---|---|---|---|---|---|---|---|
| **Balance at March 31, 2005** | | * | 8,059.1 | (299.9) | 7,759.2 | 128.7 | 7,887.9 |
| Net profit for the period | | - | 5,026.1 | - | 5,026.1 | 116.7 | 5,142.8 |
| Dividends declared | 19,35 | - | (4,500.0) | - | (4,500.0) | (0.9) | (4,500.9) |
| Business combinations and other acquisitions | 19,32 | - | - | - | - | 46.5 | 46.5 |
| Minority shares of VM, S.A.R.L. | | - | - | - | - | 8.0 | 8.0 |
| Contingency reserve | 18 | - | (2.2) | 2.2 | - | - | - |
| Net gains and losses not recognised in the income statement | | | | | | | |
| Foreign currency translation reserve | | - | - | 103.9 | 103.9 | (15.6) | 88.3 |
| Revaluation of available-for-sale investments | 18,19 | - | - | (0.2) | (0.2) | (0.1) | (0.3) |
| **Balance at March 31, 2006** | | * | 8,583.0 | (194.0) | 8,389.0 | 283.3 | 8,672.3 |
| Net profit for the period | | - | 6,342.4 | - | 6,342.4 | 217.6 | 6,560.0 |
| Dividends declared | 19,35 | - | (5,400.0) | - | (5,400.0) | (170.8) | (5,570.8) |
| Business combinations and other acquisitions | 19,32 | - | - | - | - | (136.4) | (136.4) |
| Contingency reserve | 18 | - | (2.2) | 2.2 | - | - | - |
| Net gains and losses not recognised in the income statement | | | | | | | |
| Foreign currency translation reserve | | - | - | 94.4 | 94.4 | 27.5 | 121.9 |
| **Balance at March 31, 2007** | | * | 9,523.2 | (97.4) | 9,425.8 | 221.2 | 9,647.0 |
| Net profit for the period | | - | 7,811.4 | - | 7,811.4 | 146.2 | 7,957.6 |
| Dividends declared | 19,35 | - | (5,940.0) | - | (5,940.0) | (0.6) | (5,940.6) |
| Business combinations and other acquisitions | 19,32 | - | - | - | - | (6.1) | (6.1) |
| Disposal of subsidiaries | 19,33 | - | - | - | - | (0.3) | (0.3) |
| Minority shares of VM, S.A.R.L. | | - | - | - | - | 0.8 | 0.8 |
| Contingency reserve | 18 | - | (1.7) | 1.7 | - | - | - |
| Net gains and losses not recognised in the income statement | | | | | | | |
| Foreign currency translation reserve | | - | - | 87.7 | 87.7 | 42.4 | 130.1 |
| Revaluation of available-for-sale investments | 18,19 | - | - | 16.8 | 16.8 | - | 16.8 |
| **Balance at March 31, 2008** | | * | 11,392.9 | 8.8 | 11,401.7 | 403.6 | 11,805.3 |

* Share capital R100

# CONSOLIDATED CASH FLOW STATEMENTS

for the three years ended March 31, 2008



| | Notes | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Cash receipts from customers | | 33,132.7 | 40,380.0 | 47,409.6 |
| Cash paid to suppliers and employees | | (22,042.4) | (26,513.9) | (31,076.1) |
| Cash generated from operations | 26 | 11,090.3 | 13,866.1 | 16,333.5 |
| Finance costs paid | 27 | (214.3) | (326.6) | (669.6) |
| Finance income received | 28 | 124.1 | 41.7 | 74.3 |
| Realised net losses on remeasurement and disposal of financial instruments | 29 | (17.6) | (38.8) | (151.0) |
| Taxation paid | 30 | (2,980.3) | (3,303.3) | (4,721.5) |
| Dividends paid – equity shareholders | | (3,500.0) | (5,300.0) | (5,650.0) |
| Dividends paid – minority shareholders | | (0.9) | (80.8) | (90.6) |
| Net cash flows from operating activities | | 4,501.3 | 4,858.3 | 5,125.1 |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Additions to property, plant and equipment and intangible assets | 31 | (4,788.4) | (5,955.3) | (6,540.6) |
| Proceeds on disposal of property, plant and equipment and intangible assets | | 31.2 | 98.3 | 10.2 |
| Business combinations and other acquisitions | 32 | (0.1) | (591.2) | (956.5) |
| Disposal of subsidiaries | 33 | - | - | 15.7 |
| Other investing activities | | (33.5) | (135.7) | (31.0) |
| Net cash flows utilised in investing activities | | (4,790.8) | (6,583.9) | (7,502.2) |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Non-interest bearing debt incurred | | - | 3.0 | - |
| Non-interest bearing debt repaid | | - | - | (3.0) |
| Interest bearing debt incurred | | 32.3 | 6.0 | 1,000.0 |
| Interest bearing debt repaid | | (89.7) | (141.3) | (117.5) |
| Finance lease capital repaid | | (50.2) | (67.7) | (108.9) |
| Bank borrowings | | - | - | 2,456.0 |
| Share capital and premium movement of minority shareholders | | - | - | 7.2 |
| Net cash flows from/(utilised) in financing activities | | (107.6) | (200.0) | 3,233.8 |
| NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS | | (397.1) | (1,925.6) | 856.7 |
| (Bank borrowings)/cash and cash equivalents at the beginning of the year | | 2,173.0 | 1,760.3 | (107.8) |
| Effect of foreign exchange rate changes | | (15.6) | 57.5 | 87.9 |
| CASH AND CASH EQUIVALENTS/(BANK BORROWINGS) AT THE END OF THE YEAR | 34 | 1,760.3 | (107.8) | 836.8 |

# NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

## BASIS OF PREPARATION

These consolidated annual financial statements of Vodacom Group (Proprietary) Limited ("the Group") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and have been prepared on the historical cost basis, except for financial assets and financial liabilities (including derivative instruments) recorded at fair value or at amortised cost. The consolidated annual financial statements have been presented in South African Rands, as this is the currency in which the majority of the Group's transactions are denominated.

The principal accounting policies are consistent in all material respects with those applied in the previous period, except where disclosed elsewhere.

The following are the principal accounting policies adopted by the Group in the preparation of these consolidated annual financial statements:

## ACCOUNTING POLICIES

### A. CONSOLIDATION

#### A.1 Basis of consolidation

The consolidated annual financial statements include the consolidated financial position, results of operations and cash flows of Vodacom Group (Proprietary) Limited and both foreign and domestic entities (subsidiaries, special purpose entities and joint ventures) controlled and jointly controlled by Vodacom Group (Proprietary) Limited, up to March 31, 2008.

Minority interests are separately presented in the consolidated balance sheets and income statements.

Goodwill on the acquisition of subsidiaries and joint ventures is accounted for in accordance with the Group's accounting policy for intangible assets set out below.

#### A.2 Business combinations

##### Acquisition of a business

Business combination acquisitions are accounted for using the purchase method of accounting, whereby the acquisition is accounted for at its cost plus any costs directly attributable to the acquisition. Cost represents the cash or cash equivalents paid or the fair value or other consideration given, at the date of the acquisition, measured as the aggregate of the fair values, at the date of the exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree. Business combinations include the acquisition of subsidiaries and joint ventures.

On acquisition, the identifiable assets, liabilities and contingent liabilities of the relevant subsidiaries or joint ventures that meet the recognition criteria, are measured based upon the Group's interest in their fair value at the date of acquisition, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations ("IFRS 5"), which are recognised and measured at fair value less costs to sell. The interest of minority shareholders is recorded at the minority's share of the net fair value of the identifiable assets, liabilities and contingent liabilities that meet the recognition criteria. Subsequently, any losses attributable to minority shareholders in excess of their interest, is allocated against the interest of the Group, except to the extent that the minority shareholder has a binding obligation and is able to make an additional investment to cover the losses.

##### Disposals

On subsequent disposal, the profit or loss on disposal is the difference between the selling price and the carrying value of net assets and liabilities disposed of, adjusted for any related carrying amount of goodwill in accordance with the Group's accounting policies.

#### A.3 Subsidiaries

Subsidiaries are those entities controlled by the Group. Control is presumed to exist where the Group has an interest of more than one half of the voting rights and the power to control the financial and operating activities of an entity so as to obtain benefits from its activities. All subsidiaries are consolidated.

Inter-company balances and transactions, and resulting unrealised profits between Group companies, are eliminated in full on consolidation.

A. CONSOLIDATION (CONTINUED)
A.3 Subsidiaries (continued)

Where necessary, accounting policies of subsidiaries are adjusted to ensure that the consolidated annual financial statements are prepared using uniform accounting policies.

Investments in subsidiaries are consolidated from the date on which the Group has power to exercise control, up to the date on which power to exercise control ceases.

Minority shareholders are treated as equity participants and, therefore, all subsequent acquisitions of minority interest by the Group in subsidiary companies are accounted for using the parent entity extension method. Under this method, the assets and liabilities of the subsidiary are not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minority interest's share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition is therefore reflected as goodwill.

A.4 Joint Ventures

Joint ventures, for the purpose of these consolidated annual financial statements, are those entities in which the Group has joint control through a contractual arrangement with one or more other venturers. Joint control exists when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

Investments in joint ventures are proportionately consolidated from the date on which the Group has power to exercise joint control, up to the date on which power to exercise joint control ceases.

The Group's share of the assets, liabilities, income, expenses and cash flows of joint ventures are combined on a line by line basis with similar items in the consolidated annual financial statements.

The Group's proportionate share of inter-company balances and transactions, and resulting unrealised profit or losses, between Group companies and jointly controlled entities are eliminated on consolidation.

Joint ventures are included using the proportionate consolidation method, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5.

B. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Land is not depreciated and is recorded at cost less accumulated impairment losses, if any.

The cost of property, plant and equipment includes all directly attributable expenditure incurred in the acquisition, establishment and installation of such assets so as to bring them to the location and condition necessary for it to be capable of operating in the manner intended by management. Interest costs are not capitalised.

Depreciation is calculated so as to write off the cost of property, plant and equipment on a straight-line basis, over the estimated useful lives to the estimated residual value. Useful lives, residual values and depreciation methods are reviewed on an annual basis with the effect of any changes in estimate accounted for on a prospective basis. Residual values are measured as the estimated amount currently receivable for an asset if the asset were already of the age and condition expected at the end of its useful life. Each significant component included in an item of property, plant and equipment is separately recorded and depreciated.

Depreciation commences when the asset is ready for its intended use (in the case of infrastructure assets this is deemed to be the date of acceptance). Depreciation of an asset ceases at the earlier of the date the asset is classified as held for sale in accordance with IFRS 5 or the date the asset is derecognised. Depreciation is not ceased when assets are idle.

B.   PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

General purpose buildings and special purpose buildings are generally classified as owner-occupied. They are therefore held at cost and depreciated as property, plant and equipment and not regarded as investment properties.

Properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any recognised impairment loss. Depreciation commences when the assets are ready for their intended use.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Maintenance and repairs, which neither materially add to the value of the assets nor appreciably prolong their useful lives, are recognised as an expense in the period incurred. Minor plant and equipment items are also recognised as an expense during the period incurred.

Profits or losses on the retirement or disposal of property, plant and equipment, determined as the difference between the actual proceeds and the carrying amount of the assets, are recognised in profit or loss in the period in which they occur. The date of disposal is determined as the date on which the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, the proceeds on the sale can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Property, plant and equipment acquired in exchange for a non-monetary asset or assets is measured at fair value unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

Where a network infrastructure site lease contains a restoration clause, or where historical experience indicates that restoration costs will be incurred, a liability for the site restoration costs is recorded. The liability recorded is measured at the present value of the estimated future restoration costs to be incurred. The present value of the liability is capitalised to the underlying infrastructure asset to which the restorations costs relate at the inception of the restoration obligation. These amounts are amortised over the estimated useful life of the related infrastructure asset. The restoration liability is accredited to its future value over the lease period.

Changes in the measurement of an existing liability that result from changes in the estimated timing or amount of the outflow of resources required to settle the liability, or a change in the discount rate, are accounted for as follows:
· changes in the liability are added, or deducted from, the cost of the reflected asset. If the amount deducted exceeds the carrying amount of the asset, the excess is recognised immediately in profit and loss.
· adjustments that result in additions to the cost of assets are tested for impairment if it is considered that the new carrying value of the asset is not fully recoverable.

C.   INVESTMENT PROPERTIES

Investment properties, which are properties held to earn rentals and/or for capital appreciation, are stated at cost less accumulated depreciation and accumulated impairment losses, if any.

Depreciation is calculated so as to write off the cost of the investment property on a straight-line basis, over its estimated useful life to its estimated residual value. Depreciation commences when the property is ready for its intended use. The estimated useful lives of depreciable properties are disclosed under property, plant and equipment and can be general purpose buildings or special purpose buildings.

### D. INTANGIBLE ASSETS

Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses, if any.
The following are the main categories of intangible assets:

#### D.1 Intangible assets with an indefinite useful life

Intangible assets with an indefinite useful life are not amortised but instead are tested for impairment on an annual basis.

##### Goodwill

Goodwill represents the excess of the cost of an acquisition of a subsidiary or joint venture, over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities recognised at the date of acquisition. Goodwill on the acquisition of subsidiaries and joint ventures is included in intangible assets. If the Group's interest in the fair value of identifiable assets, liabilities and contingent liabilities recognised at the date of acquisition of a subsidiary or joint venture exceed the cost of the business combination, the excess is recognised immediately in profit or loss. Goodwill is tested annually for impairment, or more frequently when there is an indication that the goodwill may be impaired and carried at cost less accumulated impairment losses, if any. Impairment losses previously recognised cannot be reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

#### D.2 Intangible assets with a finite useful life

Intangible assets with finite useful lives are amortised to profit or loss on a straight-line basis over their estimated useful lives. Useful lives and amortisation methods are reviewed at the end of each annual reporting period, or more frequently when there is an indication that the intangible asset may be impaired, with the effect of any changes accounted for on a prospective basis. Amortisation commences when the intangible asset is available for use. The residual values of intangible assets are assumed to be zero.

##### Licences

Licences, which are acquired, other than through a business combination, to yield an enduring benefit, are capitalised at cost and amortised from the date of commencement of usage rights over the shorter of the economic life or the duration of the licence agreement.

##### Customer bases

Cost of contract customer bases, prepaid customer bases and internet service provider customer bases acquired, other than through a business combination, represents the fair value at the acquisition date of the customer bases. Customer bases are amortised on a straight-line basis over their estimated useful lives.

##### Trademarks, patents and other

Purchased trademarks, patents and other acquired, other than through business combinations, are capitalised at cost and amortised over their estimated useful lives. Expenditure incurred to develop, maintain and renew internally generated trademarks and patents is recognised as an expense in the period incurred.

##### Computer software

Computer software that is not considered to form an integral part of any hardware equipment is recorded as intangible assets. The software is capitalised at cost and amortised over its estimated useful life.

#### D.3 Intangible assets not available for use

Intangible assets not available for use are not amortised but tested for impairment on an annual basis, or more frequently when there is an indication that the intangible asset may be impaired.

### E.    INVENTORY

Inventory is stated at the lower of cost and net realisable value. Cost is determined by the first-in-first-out method and comprises all costs of purchase, costs of conversion and other costs incurred in bringing it to its present location and condition. Net realisable value represents the estimated selling price in the ordinary course of business less all estimated costs to completion and the estimated costs necessary to make the sale.

The amount of any write-down of inventory to net realisable value and all losses of inventory are recognised as an expense in the period that the write-down or loss occurs.

### F.    FOREIGN CURRENCIES

#### F.1   Transactions and balances

Foreign currency transactions are translated, on initial recognition, at the foreign exchange rate ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate ruling at settlement date or balance sheet date, whichever occurs first. Exchange differences on the settlement or translation of monetary assets or liabilities are included in gains or losses on remeasurement and disposal of financial instruments in profit or loss in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in foreign currency are not retranslated. When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or loss is recognised directly in equity. When a gain or loss on a non-monetary item is recognised in profit or loss, any exchange component of that gain or loss is recognised in profit or loss.

#### F.2   Foreign operations

The annual financial statements of foreign operations are translated into South African Rands for incorporation into the consolidated annual financial statements. Assets and liabilities are translated at the foreign exchange rates ruling at balance sheet date. Income, expenditure and cash flow items are translated at the actual foreign exchange rate at the date of the transaction or average foreign exchange rates for the period.

All resulting unrealised exchange differences are classified as equity and recognised in the foreign currency translation reserve. On disposal, the cumulative amounts of unrealised exchange differences that have been deferred are recognised in profit or loss as part of the gain or loss on disposal.

All gains and losses on the translation of equity loans to foreign entities that are intended to be permanent, whether they are denominated in one of the entities functional currencies or in a third currency, are recognised in equity.

Goodwill and fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are classified as equity and recognised in the foreign currency translation reserve.

## G. TAXATION

### G.1 Current taxation

The charge for current taxation is based on the results for the period and is adjusted for items that are non-assessable or disallowed. Current taxation is measured at the amount expected to be paid, using taxation rates and laws that have been enacted or substantively enacted by the balance sheet date.

### G.2 Deferred taxation balances

Deferred taxation is provided using the balance sheet liability method for all temporary differences arising between the carrying amounts of assets and liabilities, on the consolidated balance sheet, and their respective taxation bases.

Deferred taxation is not provided on differences relating to goodwill for which amortisation is not deductible for taxation purposes or on the initial recognition of assets or liabilities, which is not a business combination and, at the time of the transaction, affects neither accounting nor taxable profit or loss.

Deferred taxation liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and joint ventures, except where the Group is able to control the timing of the reversal of the temporary differences and it is probable that it will not reverse in the foreseeable future.

Deferred taxation assets are recognised to the extent that it is probable that future taxable profits will be available against which the associated unused taxation losses or credits and deductible temporary differences can be utilised.

The carrying amount of deferred taxation assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all, or part of the asset to be recovered.

Deferred taxation assets and liabilities are offset when there is a legally enforceable right to set off current taxation assets against current taxation liabilities and when they relate to income taxes levied by the same taxation authority and the Group has the intention to settle its current taxation assets and liabilities on a net basis.

Deferred taxation assets and liabilities are measured at the taxation rates that are expected to apply in the period in which the asset is realised or the liability is settled, based on taxation rates (and taxation laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred taxation assets and liabilities reflects the taxation consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Exchange differences arising from the translation of foreign taxation assets and liabilities of foreign entities where the functional currency is different to the local currency are classified as a deferred taxation expense or income.

### G.3 Current and deferred taxation for the period

Current and deferred taxation are recognised as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the taxation is also recognised directly in equity, or where deferred taxation arises from the initial accounting for a business combination. In the case of a business combination, the deferred taxation asset or liability affects goodwill or the amount of any excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

### G.4 Secondary taxation on companies

Secondary Taxation on Companies ("STC") is provided for at the prevailing rate on the amount of the net dividend declared by Vodacom Group (Proprietary) Limited. It is recorded as a taxation expense when dividends are declared.

STC credits on dividends received are recorded as assets in the period that they arise, limited to the amount recoverable based on the reserves available for distribution.

## H. EMPLOYEE BENEFITS

### H.1 Post-employment benefits

The Group provides defined contribution funds for the benefit of employees, the assets of which are held in separate funds. The funds are funded by payments from employees and the Group. Contributions to the funds are recognised as an expense in the period in which the employee renders the related service.

The Group has no liability for contributions to the medical aid of retired employees.

### H.2 Short-term and long-term benefits

The cost of all short-term employee benefits, such as salaries, employee entitlements to leave pay, bonuses, medical aid and other contributions, are recognised during the period in which the employee renders the related service. The Group recognises the expected cost of bonuses only when the Group has a present legal or constructive obligation to make such payment and a reliable estimate can be made.

The Group provides long-term incentives to eligible employees payable on termination or retirement. The Group's liability is based on an actuarial valuation. Actuarial gains and losses on the long-term incentives are accounted for through profit and loss in the year in which they arise.

### H.3 Accumulative termination benefits

Accumulative termination benefits are payable whenever:

· an employee's employment is terminated before the normal retirement date, or
· an employee accepts voluntary redundancy.

The Group recognises termination benefits when it is constructively obliged to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. If the benefits fall due more than 12 months after balance sheet date, they are discounted to present value. If the amount can be reasonably estimated, the measurement of termination benefits is based on the number of employees expected to accept the offer.

### H.4 Compensation benefits

Employees of wholly owned subsidiaries, including executive directors, are eligible for compensation benefits in the form of a deferred bonus incentive scheme. The benefit is recorded at the present value of the expected future cash outflows.

## I. REVENUE RECOGNITION

Revenue net of discounts, which excludes Value Added Taxation and sales between Group companies, represents the invoiced value of goods and services supplied by the Group. The Group measures revenue at the fair value of the consideration received or receivable. Revenue is recognised only when it is probable that the economic benefits associated with a transaction will flow to the Group and the amount of revenue, and associated costs incurred or to be incurred, can be measured reliably. If applicable, revenue is split into separately identifiable components.

The Group invoices its independent service providers for the revenue billed by them on behalf of the Group. The Group, within its contractual arrangements with its agents, pays them administrative fees. The Group receives in cash, the net amount equal to the gross revenue earned less the administrative fees payable to the agents.

The recognition of revenue involves estimates and assumptions with regards to the useful life of the customer base. The estimates and assumptions are based on past experience.

## I. REVENUE RECOGNITION (CONTINUED)
The main categories of revenue and bases of recognition for the Group are:

### I.1 Contract products
Contract products that may include deliverables such as a handset and 24-month service are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost applicable to these identified deliverables are recognised based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

- · Revenue from the handset is recognised when the product is delivered, limited to the amount of cash received.
- · Monthly service revenue received from the customer is recognised in the period in which the service is delivered.
- · Airtime revenue is recognised on the usage basis. The terms and conditions of the bundled airtime products, where applicable, allow the carry over of unused airtime. The unused airtime is deferred in full.
- · Deferred revenue related to unused airtime is recognised when utilised by the customer. Upon termination of the customer contract, all deferred revenue for unused airtime is recognised in revenue.

### I.2 Prepaid products
Prepaid products that may include deliverables such as a SIM-card and airtime are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables.
Revenue allocated to the identified deliverables in each revenue arrangement and the cost applicable to these identified deliverables are recognised based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.

- · Revenue from the activated SIM-card, representing activation fees, is recognised over the average useful life of a prepaid customer.
- · Airtime revenue is recognised on the usage basis. Unused airtime is deferred in full.
- · Deferred revenue related to unused airtime is recognised when utilised by the customer. Upon termination of the customer relationship, all deferred revenue for unused airtime is recognised in revenue.

Upon purchase of an airtime voucher the customer receives the right to make outgoing voice and data calls to the value of the airtime voucher. Revenue is recognised as the customer utilises the voucher.

Deferred revenue and costs related to unactivated starter packs which do not contain any expiry date, is recognised in the period when the probability of these starter packs being activated by a customer becomes remote. In this regard the Group applies a period of 36 months before these revenue and costs are released to profit or loss.

### I.3 Data revenue
Revenue net of discounts, from data services is recognised when the Group has performed the related service and depending on the nature of the service, is recognised either at the gross amount billed to the customer or the amount receivable by the Group as commission for facilitating the service.

### I.4 Equipment sales
Revenue from equipment sales is recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods and the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. This is normally achieved with acceptance of the goods on the delivery thereof.

Equipment sales to third party service providers are recognised when delivery is accepted. No rights of return exist on sale to third party service providers.

### I.5 Mobile number portability
Revenue transactions from mobile number portability are accounted for in terms of current business rules and revenue recognition policies above.

I. REVENUE RECOGNITION (CONTINUED)

I.6 Other revenue and income

· Interconnect and international revenue

Interconnect and international revenue is recognised on the usage basis.

· Dividends

Dividends from investments or subsidiaries are recognised when the shareholder's right to receive payment has been established.

· Interest

Interest is recognised on a time proportion basis with reference to the principal amount receivable and the effective interest rate applicable.

J. LEASES

J.1 Lease classification

Leases involving property, plant and equipment whereby the lessor provides finance to the lessee with the asset as security, and where the lessee assumes the significant risks and rewards of ownership of those leased assets, are classified as finance leases.

Leases of property, plant and equipment to the lessee, under which the lessor effectively retains the significant risks and rewards of ownership of those leased assets, are classified as operating leases.

A lease of land and buildings is classified by considering the land and buildings elements separately. Minimum lease payments are allocated between the land and buildings elements in proportion to the relative fair values of the land and leasehold buildings elements of the lease.

J.2 Group as lessee

· Finance leases

Lessee finance leases are capitalised, as property, plant and equipment, at their cash equivalent cost and a corresponding finance lease liability is raised. The cash equivalent cost is the lower of fair value of the asset or the present value of the minimum lease payments, at inception of the lease. Such assets are depreciated in accordance with the accounting policy on property, plant and equipment stated above.

Lease payments are allocated between lease finance costs and a capital reduction of the finance lease liability. Lease finance costs are allocated to profit or loss over the term of the lease using the effective interest rate method, so as to produce a constant periodic rate of return on the remaining balance of the liability for each period.

· Operating leases

Lessee operating lease rental payments are expensed in profit or loss on a straight-line basis over the lease term.

When an operating lease is terminated before the lease term has expired any payment to the lessor that is required, by way of penalty, is recognised as an expense in the period in which termination takes place.

J.3 Group as lessor

· Finance leases

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

· Operating leases

Lessor operating lease rental income is recognised in profit or loss on a straight-line basis over the lease term. Such leased assets are included under property, plant and equipment and depreciated in accordance with the accounting policy stated above.

### K. FINANCIAL INSTRUMENTS

Financial instruments include all financial assets, financial liabilities and equity instruments including derivative instruments.

Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group's balance sheet when the Group becomes party to the contractual provisions of the instrument.

#### · Fair value methods and assumptions

The fair value of financial assets and financial liabilities are determined as follows:
The fair value of financial instruments with standard terms and conditions and traded in active, liquid and organised financial markets are determined with reference to the applicable quoted market prices.

The fair values of derivative instruments are determined using quoted prices or where such prices are not available, discounted cash flow methods using the applicable yield curve for the duration of the instruments for non-optional derivatives and option pricing models for optional derivatives. These amounts reflect the approximate values of the net derivative position at the balance sheet date. The quoted market prices used for interest rate derivatives is at the effective yield basis, while the quoted market prices used for foreign exchange derivatives is at the mid or mid forward rate.

The fair value of other financial instruments, excluding derivative instruments, not traded in active, liquid and organised financial markets is determined by using a variety of methods and assumptions that are based on market conditions and risks existing at balance sheet date, including independent appraisals and discounted cash flow methods.

#### · Effective interest rate method

The effective interest rate method is a method of calculating the amortised cost of financial assets and financial liabilities and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts and future cash payments through the expected life of the financial asset and financial liability, or where appropriate a shorter period, to the net carrying amount of the financial asset or financial liability.

#### · Amortised cost

Amortised cost is the amount at which the financial asset and financial liability is measured at initial recognition less principal repayments, cumulative amortisation and accumulated impairment losses. The cumulative amortisation of any difference between the initial amount and the maturity amount of the financial asset and financial liability is calculated by using the effective interest rate method and recognised in profit or loss as interest income or interest expense over the period of the investment or debt.

### K.1 Financial assets

Financial assets are classified into the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets and loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

The Group's principal financial assets, other than derivatives which are dealt with below, are investments, loans and other receivables, finance lease assets, trade and other receivables (excluding Value Added Taxation, prepayments and operating lease receivables) and cash and cash equivalents.

Financial assets are recognised and derecognised on a trade date where the purchase or sale of the financial asset is under a contract whose terms require delivery of the instrument within the timeframe established by the market concerned.

All financial assets are initially measured at fair value, including transaction costs, except for those financial assets classified as at fair value through profit or loss which are initially measured at fair value, excluding transaction costs.

## K.  FINANCIAL INSTRUMENTS (CONTINUED)

### K.1  Financial assets (continued)

The fair value of a financial instrument on initial recognition is normally the transaction price unless the fair value is evident from observable market data.

Subsequent to initial measurement, these instruments are measured as set out below.

#### · Financial assets at fair value through profit or loss

Financial assets are classified as at fair value through profit or loss where the financial asset is either held for trading or the financial asset is designated at fair value through profit or loss upon initial recognition.

A financial asset is classified as held for trading if:
· it has been acquired principally for the purpose of selling it in the near term;
· it is part of a portfolio of identified financial instruments that the Group manages together and for which there is evidence of a recent actual pattern of short-term profit-taking; or
· it is a derivative that it is not designated as an effective hedging instrument or a derivative that is a financial guarantee contract.

Financial assets are designated upon initial recognition at fair value through profit or loss when:
· such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise;
· the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy and information about the grouping is provided internally on that basis; or
· it forms part of a contract containing one or more embedded derivatives which do not significantly modify cash flows and can be separated from the hybrid contract.

Financial assets at fair value through profit or loss are subsequently measured at fair value, with any resultant remeasurement gains and losses recognised in gains or losses on remeasurement and disposal of financial instruments in profit or loss. The net gain or loss recognised in profit or loss incorporates any gains or losses on remeasurement, dividends and interest income on the financial asset.

These financial assets are classified as current assets if they are either held for trading or expected to be realised within twelve months of the balance sheet date.

#### · Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intent and ability to hold to maturity.

Held-to-maturity investments are subsequently measured at amortised cost using the effective interest rate method less any impairment loss. Interest income is recognised in profit or loss by applying the effective interest rate.

#### · Available-for-sale financial assets

Investments in equity instruments, excluding those in subsidiaries, joint ventures and those acquired principally for the purpose of generating a profit from the short-term fluctuations in price, are classified as available-for-sale investments and are subsequently measured at fair value. Gains and losses from changes in fair value of available-for-sale investments are recognised directly in equity until the financial asset is disposed of or it is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is recognised in gains or losses on remeasurement and disposal of financial instruments in profit or loss.

The net gain or loss recognised in profit or loss incorporates any gains or losses on remeasurement transferred from equity to profit or loss, dividends and interest income on the financial asset.

These investments are classified as non-current assets unless management intends to dispose of the investments within twelve months of the balance sheet date.

### K.   FINANCIAL INSTRUMENTS (CONTINUED)

### K.1   Financial assets (continued)

· Loans and receivables

Trade and other receivables (excluding Value Added Taxation, prepayments and operating lease receivables), loans, finance lease assets and cash and cash equivalents that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are subsequently measured at amortised cost using the effective interest rate method less any impairment loss. Interest income is recognised in profit or loss by applying the effective interest rate, except for short-term trade receivables where the recognition of interest would be immaterial. Trade receivables are carried at original invoice amount less any impairment loss.

The terms of loans granted are renegotiated on a case by case basis if circumstances require renegotiation.

The accounting policy for bank and cash balances is dealt with under cash and cash equivalents set out below.

· Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired and impairment losses are incurred where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial asset has been impacted and the Group will not be able to collect all amounts due according to the original terms of the financial asset.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

· significant financial difficulty of the issuer or obligor;
· a breach of contract, such as default or delinquency in interest or principal payments;
· it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;
· the disappearance of an active market for the financial asset because of financial difficulties; or
· observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the Group.

· Financial assets carried at amortised cost

For financial assets carried at amortised cost, the amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

The carrying amount of financial assets carried at amortised cost is reduced directly by the impairment loss with the exception of trade receivables where the carrying amount is reduced through the use of an allowance account. The amount of the allowance account is the difference between the carrying amount and the recoverable amount. When management deems a trade receivable to be uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss. Changes in the carrying amount of the allowance account are recognised in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed, either directly or by adjusting the allowance account, through profit or loss. The carrying amount of the financial asset at the date the impairment is reversed will not exceed what the amortised cost would have been had the impairment not been recognised.

### K.    FINANCIAL INSTRUMENTS (CONTINUED)

### K.1   Financial assets (continued)

· Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss recognised directly in equity is removed from equity and recognised in profit or loss. The amount of the cumulative loss removed from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss previously recognised in profit or loss.

Reversal of impairment losses on available-for-sale equity investments is recognised directly in equity, while the reversal of impairment losses on available-for-sale debt instruments is recognised in profit or loss.

### K.2   Financial liabilities and equity instruments

· Classification as equity, debt or compound instruments

Financial liabilities and equity instruments issued by the Group are classified on initial recognition as debt or equity or compound instruments in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

· Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

The Group's principal equity instrument is ordinary share capital, which is recorded at the proceeds received, net of any direct issue costs.

· Financial liabilities

Financial liabilities are classified into the following categories: financial liabilities at fair value through profit or loss, financial liabilities held at amortised cost and financial guarantee contract liabilities. The classification depends on the nature and purpose of the financial liabilities and is determined at the time of initial recognition.

The Group's principal financial liabilities, other than derivatives which are dealt with below, are interest bearing debt, non-interest bearing debt, trade and other payables (Value Added Taxation, revenue charged in advance and reduced subscriptions excluded), dividends payable, bank borrowings and other short-term debt.

All financial liabilities are initially measured at fair value, including transaction costs, except for those financial liabilities classified as at fair value through profit or loss, which are initially measured at fair value, excluding transaction costs.

The fair value of a financial instrument on initial recognition is normally the transaction price unless the fair value is evident from observable market data.

K.   FINANCIAL INSTRUMENTS (CONTINUED)

K.2  Financial liabilities and equity instruments (continued)

Subsequent to initial measurement, these instruments are measured as set out below.

· Financial liabilities at fair value through profit or loss

Financial liabilities are classified at fair value through profit or loss where the financial liability is either held for trading or the financial liability is designated at fair value through profit or loss upon initial recognition.

A financial liability is classified as held for trading if:
· it has been incurred principally for the purpose of repurchasing it in the near term;
· it is part of a portfolio of identified financial instruments that the Group manages together and for which there is evidence of a recent actual pattern of short-term profit-taking; or
· it is a derivative that is not designated as an effective hedging instrument or a derivative that is a financial guarantee contract.

Financial liabilities are designated upon initial recognition at fair value through profit or loss when:
· such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise;
· the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the groupings is provided internally on that basis; or
· it forms part of any contract containing one or more embedded derivatives.

Financial liabilities at fair value through profit or loss are subsequently measured at fair value, with any resultant remeasurement gains and losses recognised in gains or losses on remeasurement and disposal of financial instruments in profit or loss. The net gain or loss recognised in profit or loss incorporates any gains or losses on remeasurement and interest paid on the financial liability.

These financial liabilities are classified as current liabilities if they are either held for trading or expected to be settled within twelve months of the balance sheet date.

· Financial liabilities held at amortised cost

Interest bearing debt, including finance lease obligations, non-interest bearing debt, bank borrowings and other short-term debt are subsequently measured at amortised cost using the effective interest rate method. Interest expense is recognised in profit or loss by applying the effective interest rate.

The terms of loans received are renegotiated on a case by case basis if circumstances require renegotiation.

Interest bearing debt and non-interest bearing debt are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

Trade and other payables are carried at the original invoice amount.

Dividends payable are stated at amounts declared.

Preference shares, which are mandatory redeemable on a specific date, are classified as liabilities. The dividends on these preference shares are recognised in profit or loss as interest expense.

A contract that contains an obligation for the Group to purchase its own equity instrument for cash or another financial asset gives rise to a financial liability and is accounted for at the present value of the redemption amount. On initial recognition its fair value is reclassified directly from equity. Subsequent changes in the liability are included in profit and loss. On expiry or exercise of the option the carrying value of the liability is reclassified directly to equity.

The accounting policy for bank borrowings and other short-term debt is dealt with under cash and cash equivalents set out below, while the accounting policy for finance lease obligations is dealt with under leases set out above.

K    FINANCIAL INSTRUMENTS (CONTINUED)

K.2  Financial liabilities and equity instruments (continued)

· Financial guarantee contract liabilities

Financial guarantee contracts represent contracts that require the issuer to make specified payments to reimburse the holder of the instrument for a loss it incurs because a specified debtor fails to make payments when they are contractually due.

Financial guarantee contract liabilities are measured initially at fair value and subsequently at the higher of the amount determined in accordance with the Group's policy on provisions as set out below, or the amount initially recognised less, when appropriate, cumulative amortisation.

K.3  Derivative financial instruments

The Group's principal derivative financial instruments are option contracts, interest rate swaps and foreign exchange forward contracts.

The Group recognises all derivative instruments on the consolidated balance sheet at fair value, including certain derivative instruments embedded in other contracts. Derivatives are initially measured at fair value on the contract date and are subsequently remeasured to fair value at each reporting date. Changes in the fair value of derivative instruments are recorded in profit or loss as they arise.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives unless the risks and characteristics are closely related to those host contracts and the host contracts are carried at fair value.

The Group does not use derivatives for trading or speculative purposes. Derivatives are not designated into an effective hedge relationship and are classified as current assets or a current liability.

K.4  Derecognition

Financial assets, or a portion thereof, are derecognised when the Group's rights to the cash flow expire or when the Group transfers substantially all the risks and rewards related to the financial asset or when the entity loses control of the financial asset. On derecognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in profit or loss.

Financial liabilities, or a portion thereof, are derecognised when the obligation specified in the contract is discharged, cancelled or expired. On derecognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and settlement amounts paid are included in profit or loss.

K.5  Offset

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

L.   PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. A past event is deemed to give rise to a present obligation if, taking into account all of the available evidence, it is more likely than not that a present obligation exists at balance sheet date.

The amount recognised, as a provision is the best estimate of the expenditure required to settle the present obligation at balance sheet date, taking into account risks and uncertainties surrounding the provision. Long-term provisions are discounted to net present value.

### M. IMPAIRMENT OF ASSETS

Goodwill and other assets that have an indefinite useful life and intangible assets not available for use are tested annually for impairment and when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised if the recoverable amount of an asset is less than its carrying amount. The impairment loss is recognised as an expense in profit or loss immediately. The recoverable amount of an asset is the higher of the asset's fair value less cost of disposal and its value in use.

The fair value represents the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties.

The value in use of an asset represents the expected future cash flows, from continuing use and disposal that are discounted to their present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For the purpose of impairment testing, goodwill is allocated to the cash-generating units expected to benefit from the synergies of the combination. An impairment loss is recognised whenever the recoverable amount of a cash-generating unit is less than its carrying amount.

The impairment loss is allocated to reduce the carrying amount of the assets of the cash-generating unit, first to goodwill in respect of the cash generating unit, if any, and then to the other assets on a pro-rata basis based on their carrying amounts. The carrying amount of individual assets are not reduced below the higher of its value in use, zero or fair value less cost of disposal.

A previously recognised impairment loss related to assets is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognised in prior periods. No goodwill impairment losses are reversed.

After the recognition of an impairment loss, any depreciation or amortisation charge for the asset is adjusted for future periods to allocate the asset's revised carrying amount, less its estimated residual value, on a systematic basis over its remaining useful life.

### N.  INSURANCE CONTRACTS

#### N.1  Premiums

Premiums written comprise the premiums on insurance contracts entered into during the year, irrespective of whether they relate in whole or in part to a later accounting period. Premiums are disclosed gross of commission to intermediaries and exclude Value Added Taxation. Premiums written include adjustments to premiums written in prior accounting periods.

Outward reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct insurance business assumed.

The net earned portion of premiums received is recognised as revenue. Premiums are earned from the date of attachment of risk, over the indemnity period, based on the pattern of risks underwritten. Outward reinsurance premiums are recognised as an expense in accordance with the pattern of indemnity received.

#### N.2  Unearned premium income

Unearned premium income comprises the proportion of premiums written which is estimated to be earned in subsequent financial years, computed separately for each insurance contract using a time proportionate basis or another suitable basis for uneven risk contracts.

#### N.3  Claims incurred

Claims incurred consist of claims and claims handling expenses paid during the financial year together with the movement in the provision for outstanding claims. Claims outstanding comprise provisions for the Group's estimate of the ultimate cost of settling all claims incurred but unpaid at the balance sheet date whether reported or not, and an appropriate risk margin.

#### N.4  Contingency reserve

A reserve in equity is made for the full amount of the contingency reserve as required by the regulatory authorities in South Africa. Transfers to and from this reserve are treated as appropriations of retained earnings.

### O.  CASH AND CASH EQUIVALENTS

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call, net of bank borrowings, all of which are available for use by the Group unless otherwise stated.

Cash on hand is initially recognised at fair value and subsequently measured at its face value.

Deposits held on call are classified as loans and receivables by the Group and carried at amortised cost. Due to the short-term nature of these, the amortised cost normally approximates its fair value.

Bank borrowings, consisting of interest-bearing short-term bank loans, repayable on demand and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance costs, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

### P.  BORROWING COSTS

Borrowing costs are expensed as they are incurred.

### Q.  EXPENSES

Marketing and advertising costs are expensed as they are incurred. Prepaid costs related to annual events sponsorships are expensed over the duration of the event. Restraint of trade payments are made to limit an executive's post employment activities and are expensed as incurred.

### R. INCENTIVES

Incentives paid to service providers and dealers for products delivered to the customer are expensed as incurred. Incentives paid to service providers and dealers for services delivered are expensed over the period that the related revenue is recognised.

Distribution incentives paid to service providers and dealers for exclusivity are deferred and expensed over the contractual relationship period.

### S. NON-CURRENT ASSETS HELD FOR SALE

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a complete sale within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less cost to sell.

### T. USE OF ESTIMATES

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in the relevant sections of the financial statements. Although these estimates are based on management's best knowledge of current events and actions they may undertake in the future, actual results ultimately may differ from those estimates.

### U. COMPARATIVES

Certain comparative figures have been reclassified, where required or necessary, in accordance with current period classifications and presentation.

### V. OPERATING SEGMENTS

The Group discloses its operating segments according to the entity components regularly reviewed by the chief operating decision maker. The components comprise of geographical operating segments located in South Africa and non-South African countries.

Segment information is prepared in conformity with the measure that is reported to the chief operating decision maker. These values have been reconciled to the consolidated financial statements. The measure reported by the Group is in accordance with the accounting policies adopted for preparing and presenting the consolidated financial statements.

Segment revenue excludes Value Added Taxation and includes intergroup revenue. Net revenue represents segment revenue from which intergroup revenue has been eliminated. Sales between segments are made on a commercial basis. Segment profit or loss from operations represents segment revenue less segment operating expenses. Segment expenses include direct and operating expenses. Impairments, depreciation and amortisation have been allocated to the segments to which they relate.

The segment assets and liabilities comprise all assets and liabilities of the different segments that are employed by the segment and that either are directly attributable to the segment, or can be allocated to the segment on a reasonable basis.

Capital expenditure in property, plant and equipment and intangible assets has been allocated to the segments to which it relates.

# NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

March 31, 2008

|  | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|
| **1.  REVENUE** | | | |
| Airtime and access | 20,085.8 | 23,707.5 | 27,095.2 |
| Data revenue | 2,037.6 | 3,341.7 | 5,002.2 |
| Interconnect revenue | 6,696.8 | 7,835.6 | 8,887.1 |
| Equipment sales | 3,985.6 | 4,699.1 | 5,051.4 |
| International airtime | 971.2 | 1,305.8 | 1,835.9 |
| Other | 265.5 | 256.7 | 306.0 |
| | 34,042.5 | 41,146.4 | 48,177.8 |
| **2.  DIRECT NETWORK OPERATING COST** | | | |
| Airtime and access | (5,596.0) | (6,929.0) | (7,838.6) |
| Data expenditure | (320.0) | (531.3) | (757.0) |
| Interconnect cost | (4,312.2) | (5,179.9) | (6,039.2) |
| Equipment cost | (4,173.9) | (5,022.8) | (5,519.1) |
| International airtime cost | (322.1) | (456.2) | (518.1) |
| Regulatory fees | (812.1) | (979.7) | (1,054.9) |
| Network operational expenses * | (1,781.0) | (2,248.1) | (2,778.7) |
| Other | (979.9) | (1,092.8) | (1,793.9) |
| | (18,297.2) | (22,439.8) | (26,299.5) |

\* Network operational expenses include transmission
 rental, site costs and site maintenance.

| | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|
| **3.  IMPAIRMENT OF ASSETS** | | | |
| Intangible asset | (0.1) | (0.3) | - |
| Goodwill | - | (0.2) | - |
| Computer software | (0.1) | (0.1) | - |
| Property, plant and equipment | 52.9 | (22.6) | (29.9) |
| Infrastructure | 59.9 | (17.9) | (23.9) |
| Information services | (5.6) | (3.7) | (3.2) |
| Motor vehicles | (0.3) | (0.3) | (0.8) |
| Furniture and office equipment | (0.5) | (0.3) | (0.6) |
| Leasehold improvements | (0.3) | (0.1) | (0.7) |
| Other assets | (0.3) | (0.3) | (0.7) |
| (Impairment recognised)/impairment reversed | 52.8 | (22.9) | (29.9) |

Due to the competitive and economic environment in which VM, S.A.R.L. operates in Mozambique, the Group assessed the assets for impairment in accordance with the requirements of IAS 36: Impairment of Assets ("IAS 36"). The recoverable amount of these assets was based on the fair value less cost of disposal at March 31, 2008, 2007 and 2006. The amount with which the carrying amount exceeded the recoverable amount is recognised as an impairment loss. The reversal of the impairment loss in the 2006 financial year related to an increase in the fair value of infrastructure assets due to exchange rate fluctuations.

## 4. PROFIT FROM OPERATIONS

The profit from operations is arrived at after taking the following income/(expenditure) into account:

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Net (loss)/profit on disposal of property, plant and equipment and intangible assets | (26.8) | 26.9 | (39.3) |
| Loss on disposal of property, plant and equipment and intangible assets | (27.5) | (30.3) | (42.2) |
| Profit on disposal of property, plant and equipment and intangible assets | 0.7 | 57.2 | 2.9 |
| Profit on disposal of shares in subsidiary | - | 17.4 | 8.0 |
| Auditor's remuneration - audit fees | (14.9) | (16.6) | (23.3) |
| Current year audit fees | (14.0) | (16.2) | (21.1) |
| Prior year under-provision of audit fees | (0.8) | (0.2) | (1.4) |
| Telkom costs | (4.8) | (6.1) | (5.1) |
| Telkom recovery | 4.8 | 6.1 | 5.1 |
| Expenses | (0.1) | (0.2) | (0.8) |
| Auditor's remuneration - other services | (2.1) | (0.6) | (3.0) |
| Professional fees for consultancy services | (112.2) | (147.1) | (203.7) |
| Operating lease rentals | (870.7) | (1,259.1) | (1,550.3) |
| GSM transmission and data lines | (787.9) | (965.8) | (1,224.7) |
| Office accommodation | (47.6) | (65.1) | (94.0) |
| Other accommodation | (33.0) | (223.4) | (225.6) |
| Office equipment | (1.1) | (0.2) | (0.2) |
| Motor vehicles | (1.1) | (4.6) | (5.8) |
| Staff expenses - pension and provident fund contributions | (89.3) | (97.4) | (126.9) |
| Pension fund contributions | (76.4) | (84.7) | (113.4) |
| Provident fund contributions | (12.9) | (12.7) | (13.5) |
| Increase in provision for obsolete inventory (Note 14) | (15.9) | (18.3) | (0.2) |

|  | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|

### 4. PROFIT FROM OPERATIONS (CONTINUED)

The profit from operations is arrived at after taking the following income/(expenditure) into account:

|  | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|
| (Increase)/Decrease in provision for doubtful receivables (Note 15) | 8.9 | 9.7 | (5.8) |
| Decrease/(Increase) in provision for doubtful receivables - South Africa (Note 15) | 1.0 | (6.8) | 12.6 |
| (Increase)/Decrease in provision for doubtful receivables - non-South African (Note 15) | 7.9 | 16.5 | (18.4) |

Marketing and advertising expenses include broadcasting, branding, publications and sponsorship expenditure.

Other operating expenses include accommodation costs, auditor's remuneration, consultancy fees, information technology costs, insurance, office administration costs, sales and distribution costs, social economic investment costs, subsistence and travel costs and transport costs.

#### Insurance activities

The Group offers a range of insurance contracts to its customers providing protection against specified risks associated with the ownership of a cell phone. These products are offered through a cell captive facility maintained with Centriq Insurance Company Limited, a South African registered short-term insurance company. The cell captive facility is further used to issue insurance contracts to Group companies to provide cover against a variety of insurable risks including assets own risk. The extended warranty provided to customers is no longer provided by the Group as the suppliers assumed responsibility for the second year warranty. Inter-company transactions are eliminated on consolidation of the cell captive.

In terms of the shareholders' agreement, the Group carries all the risks and rewards related to the business underwritten in the cell captive facility. The risks are closely monitored by the Group through the ongoing review of the performance of the underlying insurance products. Premium rate adjustments are used to mitigate the associated insurance risks.

Provided below is a summarised underwriting account giving details of the R38.7 million (2007: R28.8 million; 2006: R52.5 million) underwriting profit included in profit from operations:

|  | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|
| Net earned premiums | 112.7 | 131.6 | 146.6 |
| Gross claims incurred | (51.7) | (67.4) | (76.1) |
| Net reinsurance (expense)/income | 10.7 | (11.6) | (4.9) |
| Net operating expenses | (19.2) | (23.8) | (26.9) |
| Underwriting profit | 52.5 | 28.8 | 38.7 |

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **5. FINANCE INCOME** | | | |
| Interest on financial instruments not at fair value through profit or loss | 93.7 | 52.8 | 54.6 |
| Banks | 89.4 | 30.6 | 33.0 |
| Loans | - | 20.7 | 17.7 |
| Other interest income | 4.3 | 1.5 | 3.9 |
| Interest on financial assets at fair value through profit or loss | 20.8 | 20.6 | 17.7 |
| Interest rate swap interest | 13.0 | 10.2 | 5.1 |
| Interest on money market investments | 7.8 | 10.4 | 12.6 |
| Interest on non-financial instruments | 15.4 | 1.1 | - |
| Interest received from taxation authorities | 15.4 | 1.1 | - |
| | 129.9 | 74.5 | 72.3 |

During the year the Group reclassified gains on remeasurement and disposal of financial instruments from finance income to gains or losses on remeasurement and disposal of financial instruments.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **6. FINANCE COSTS** | | | |
| Finance costs on financial liabilities not at fair value through profit or loss | (237.8) | (358.9) | (666.5) |
| Bank overdraft | (12.4) | (131.4) | (399.1) |
| Debt * | (92.0) | (113.9) | (168.8) |
| Finance leases | (121.6) | (112.3) | (98.2) |
| Other finance costs | (11.8) | (1.3) | (0.4) |
| Finance costs on non-financial instruments | (8.2) | (10.4) | (14.8) |
| Long-term incentive interest | (6.5) | (9.6) | (14.4) |
| Interest paid to taxation authorities | (1.7) | (0.8) | (0.4) |
| | (246.0) | (369.3) | (681.3) |

\* Included in debt is an amount of R11.0 million (2007: R10.0 million; 2006: R8.1 million) which relates to notional interest on the loans from Caspian Limited, Planetel Communications Limited and Mirambo Limited that was remeasured at amortised cost, at an effective interest rate of LIBOR plus 5% and the loan from Sekha-Metsi Investment Consortium Limited that was remeasured at amortised cost, at an effective interest rate of 13.7%, for which no consideration has been recorded.

During the year the Group reclassified losses on remeasurement and disposal of financial instruments from finance costs to gains or losses on remeasurement and disposal of financial instruments.

| | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|
| **7. GAINS/(LOSSES) ON REMEASUREMENT AND DISPOSAL OF FINANCIAL INSTRUMENTS** | | | |
| Gain/(Loss) on foreign exchange forward contract revaluation | (260.6) | 467.7 | 345.8 |
| Loss on interest rate swap revaluation | (6.6) | (9.9) | (10.3) |
| Gain on revaluation of foreign denominated cash and cash equivalents | - | 6.2 | 24.3 |
| (Loss)/Gain on revaluation of foreign denominated assets | (27.4) | 9.7 | (15.2) |
| Gain/(Loss) on sale of investments | (3.3) | (0.7) | 2.2 |
| Loss on revaluation of foreign denominated liabilities | (225.2) | (642.0) | (161.7) |
| | (523.1) | (169.0) | 185.1 |
| **8. NET GAINS/(LOSSES)** | | | |
| Net gains/(losses) on financial instruments analysed by category, are as follows: | | | |
| Financial assets and financial liabilities at fair value through profit or loss, classified as held for trading | (246.4) | 478.4 | 353.2 |
| Available-for-sale investments | (3.3) | (0.7) | 2.2 |
| Loans and receivables (including cash and bank deposits) | 66.3 | 62.5 | 63.7 |
| Financial liabilities held at amortised cost | (341.4) | (882.4) | (730.0) |
| Finance leases | (121.6) | (112.3) | (98.2) |
| Net losses attributable to financial instruments | (646.4) | (454.5) | (409.1) |
| Net (losses)/gains attributable to non-financial instruments | 7.2 | (9.3) | (14.8) |
| | (639.2) | (463.8) | (423.9) |

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **9. TAXATION** | | | |
| South African normal taxation | (2,375.6) | (3,058.7) | (3,472.8) |
| Current year | (2,337.9) | (3,063.7) | (3,487.2) |
| Prior year over/(under) provision | (37.7) | 5.0 | 14.4 |
| Deferred taxation | (136.2) | 44.0 | 99.5 |
| Current year | (177.0) | 45.3 | 94.4 |
| Prior year (under)/over provision | 40.8 | (1.3) | (4.6) |
| Taxation rate change* | - | - | 9.7 |
| Secondary taxation on companies - current year | (562.5) | (692.7) | (594.0) |
| Foreign taxation | (29.8) | (34.3) | (114.3) |
| Current year | (29.4) | (34.0) | (113.0) |
| Prior year under provision | (0.4) | (0.3) | (1.3) |
| Foreign deferred taxation | 20.4 | (94.3) | (27.6) |
| Current year | 43.5 | (135.4) | (134.0) |
| Prior year over/(under) over provision | (22.0) | 41.1 | 106.4 |
| Taxation rate change # | (1.1) | - | - |
| | (3,083.7) | (3,836.0) | (4,109.2) |

\* Deferred taxation was calculated at 28% for all South African entities at March 31, 2008 following a change in the corporate taxation rate. The revised taxation rate is applicable to normal taxation with effect from the 2009 financial year.

\# Deferred taxation was calculated at 25% for Vodacom Lesotho (Proprietary) Limited at March 31, 2006 following a change in the corporate taxation rate. The revised taxation rate is applicable to normal taxation with effect from the 2007 financial year.

| | 2006 Rm | 2006 % | 2007 Rm | 2007 % | 2008 Rm | 2008 % |
|---|---|---|---|---|---|---|
| **9. TAXATION (CONTINUED)** | | | | | | |
| Reconciliation of rate of taxation | | | | | | |
| Normal taxation on profit before taxation | (2,385.7) | (29.0) | (3,014.9) | (29.0) | (3,499.4) | (29.0) |
| Adjusted for: | | | | | | |
| Disallowed expenditure | (135.6) | (1.7) | (205.8) | (2.0) | (125.8) | (1.0) |
| Unrecognised taxation asset | (149.9) | (1.8) | (86.5) | (0.9) | (31.9) | (0.3) |
| Functional vs local reporting currency | (45.3) | (0.6) | 226.8 | 2.2 | 23.8 | 0.2 |
| Revaluation of tax base of qualifying assets | 181.6 | 2.2 | (98.6) | (0.9) | (26.6) | (0.2) |
| Translation of deferred taxation to US$ | 16.8 | 0.2 | (95.7) | (0.9) | (6.0) | (0.1) |
| Secondary taxation on companies | (562.5) | (6.9) | (692.7) | (6.7) | (594.0) | (5.0) |
| Secondary taxation on companies credits | - | - | (3.8) | - | - | - |
| Prior year over/(under) provision | (19.3) | (0.2) | 44.5 | 0.4 | 114.8 | 1.0 |
| Foreign taxation rate differences | 15.6 | 0.2 | 48.6 | 0.5 | (7.6) | (0.1) |
| Taxation rate change * # | (1.1) | - | - | - | 9.7 | 0.1 |
| Foreign taxation | (8.7) | (0.1) | (10.4) | (0.1) | (20.6) | (0.2) |
| Taxation not payable due to tax concession | - | - | 81.2 | 0.8 | 67.7 | 0.6 |
| Foreign controlled entity passive income imputed | (17.8) | (0.2) | (27.9) | (0.3) | (21.9) | (0.2) |
| Exempt income | 1.1 | - | (0.2) | - | - | - |
| Other adjustments | (0.4) | - | (0.6) | - | 8.0 | 0.1 |
| Business combination contingent purchase consideration | 20.6 | 0.3 | - | - | - | - |
| Utilisation of taxation losses | 6.9 | 0.1 | - | - | 0.6 | - |
| | (3,083.7) | (37.5) | (3,836.0) | (36.9) | (4,109.2) | (34.1) |

\* Deferred taxation was calculated at 28% for all South African entities at March 31, 2008 following a change in the corporate taxation rate. The revised taxation rate is applicable to normal taxation with effect from the 2009 financial year.

\# Deferred taxation was calculated at 25% for Vodacom Lesotho (Proprietary) Limited at March 31, 2006 following a change in the corporate taxation rate. The revised taxation rate is applicable to normal taxation with effect from the 2007 financial year.

| | Cost | Accumulated depreciation and impairment | Net book value |
|---|---|---|---|
| | Rm | Rm | Rm |

## 10.  PROPERTY, PLANT AND EQUIPMENT

### 2006

| | | | |
|---|---|---|---|
| Land and buildings | 1,033.9 | (105.0) | 928.9 |
| Infrastructure | 22,556.3 | (10,925.7) | 11,630.6 |
| Information services | 1,623.9 | (1,100.4) | 523.5 |
| Community services | 107.8 | (65.9) | 41.9 |
| Motor vehicles | 154.4 | (90.8) | 63.6 |
| Furniture and office equipment | 251.3 | (203.0) | 48.3 |
| Leasehold improvements | 361.4 | (214.9) | 146.5 |
| Other assets | 33.2 | (29.9) | 3.3 |
| | 26,122.2 | (12,735.6) | 13,386.6 |

### 2007

| | | | |
|---|---|---|---|
| Land and buildings | 1,277.9 | (135.4) | 1,142.5 |
| Infrastructure | 26,788.9 | (12,084.6) | 14,704.3 |
| Information services | 1,924.0 | (1,248.5) | 675.5 |
| Community services | 127.2 | (72.3) | 54.9 |
| Motor vehicles | 192.7 | (103.6) | 89.1 |
| Furniture and office equipment | 335.9 | (233.0) | 102.9 |
| Leasehold improvements | 538.2 | (276.5) | 261.7 |
| Other assets | 74.3 | (32.0) | 42.3 |
| | 31,259.1 | (14,185.9) | 17,073.2 |

### 2008

| | | | |
|---|---|---|---|
| Land and buildings | 1,470.2 | (163.5) | 1,306.7 |
| Infrastructure | 31,398.2 | (15,131.2) | 16,267.0 |
| Information services | 2,165.0 | (1,426.8) | 738.2 |
| Community services | 131.6 | (76.9) | 54.7 |
| Motor vehicles | 252.0 | (121.2) | 130.8 |
| Furniture and office equipment | 327.3 | (183.4) | 143.9 |
| Leasehold improvements | 763.4 | (320.4) | 443.0 |
| Other assets | 83.3 | (48.0) | 35.3 |
| | 36,591.0 | (17,471.4) | 19,119.6 |

| | Land and buildings | Infra-structure | Information services | Community services | Motor vehicles | Furniture & office equipment | Leasehold improvements | Other assets | Total |
|---|---|---|---|---|---|---|---|---|---|
| | Rm | Rm | Rm | Rm | Rm | Rm | Rm | Rm | Rm |

**10. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)**

**Reconciliation 2006**

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Opening balance | 848.8 | 9,889.7 | 572.0 | 18.9 | 64.4 | 54.2 | 102.0 | 26.9 | 11,576.9 |
| Reclassified to finance lease receivables | - | - | - | - | (12.0) | - | - | - | (12.0) |
| Additions | 98.2 | 4,237.9 | 237.2 | 16.1 | 27.1 | 23.0 | 55.3 | 4.6 | 4,699.4 |
| Disposals | - | (51.0) | (1.7) | - | (0.2) | (0.4) | (0.1) | (3.0) | (56.4) |
| Foreign currency translation | (0.5) | (246.0) | (3.8) | - | (1.8) | (0.9) | (0.9) | - | (253.9) |
| Depreciation | (17.6) | (2,530.0) | (41.9) | 6.9 | (13.6) | (24.9) | (22.0) | (8.5) | (2,651.6) |
| Business combinations (Note 32) | - | - | 1.7 | - | - | - | - | - | 1.7 |
| Impairments (Note 3) | - | 59.9 | (5.6) | - | (0.3) | (0.5) | (0.3) | (0.3) | 52.9 |
| Transfer from intangible assets/Asset category transfer (Note 11) | - | 270.1 | (234.4) | - | - | (2.2) | 12.5 | (16.4) | 29.6 |
| Closing balance | 928.9 | 11,630.6 | 523.5 | 41.9 | 63.6 | 48.3 | 146.5 | 3.3 | 13,386.6 |

**Reconciliation 2007**

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Opening balance | 928.9 | 11,630.6 | 523.5 | 41.9 | 63.6 | 48.3 | 146.5 | 3.3 | 13,386.6 |
| Additions | 214.3 | 5,239.2 | 302.3 | 19.6 | 41.3 | 71.9 | 208.3 | 40.2 | 6,137.1 |
| Disposals | (1.3) | (60.5) | (4.0) | (0.1) | (5.1) | (0.2) | - | - | (71.2) |
| Foreign currency translation | 4.0 | 479.9 | 12.8 | - | 3.2 | 2.0 | 4.0 | 0.6 | 506.5 |
| Depreciation | (21.5) | (2,580.0) | (181.2) | (6.5) | (13.6) | (29.8) | (67.6) | (1.6) | (2,901.8) |
| Business combinations (Note 32) | - | 2.4 | - | - | 0.2 | 3.0 | - | - | 5.6 |
| Impairments (Note 3) | - | (17.9) | (3.7) | - | (0.3) | (0.3) | (0.1) | (0.3) | (22.6) |
| Transfer from intangible assets/Asset category transfer (Note 11) | 18.1 | 10.6 | 25.8 | - | (0.2) | 8.0 | (29.4) | 0.1 | 33.0 |
| Closing balance | 1,142.5 | 14,704.3 | 675.5 | 54.9 | 89.1 | 102.9 | 261.7 | 42.3 | 17,073.2 |

**Reconciliation 2008**

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Opening balance | 1,142.5 | 14,704.3 | 675.5 | 54.9 | 89.1 | 102.9 | 261.7 | 42.3 | 17,073.2 |
| Additions | 184.2 | 4,047.6 | 309.9 | 7.9 | 62.6 | 83.0 | 252.5 | 4.5 | 4,952.2 |
| Disposals | (1.1) | (37.4) | (4.7) | (0.1) | (3.6) | (2.0) | (0.6) | 0.9 | (48.6) |
| Foreign currency translation | 5.8 | 563.7 | 13.2 | - | 5.0 | 2.4 | 8.0 | 1.9 | 600.0 |
| Depreciation | (29.3) | (2,953.0) | (220.3) | (8.0) | (21.2) | (42.0) | (79.1) | (13.1) | (3,366.0) |
| Disposal of subsidiaries (Note 33) | (13.8) | - | - | - | - | - | - | - | (13.8) |
| Impairments (Note 3) | - | (23.9) | (3.2) | - | (0.8) | (0.6) | (0.7) | (0.7) | (29.9) |
| Transfer between property, plant and equipment and finance lease receivables (Note 16) | - | - | - | - | 2.0 | - | - | - | 2.0 |
| Transfer to intangible assets/Asset category transfer (Note 11) | 18.4 | (34.3) | (32.2) | - | (2.3) | 0.2 | 1.2 | (0.5) | (49.5) |
| Closing balance | 1,306.7 | 16,267.0 | 738.2 | 54.7 | 130.8 | 143.9 | 443.0 | 35.3 | 19,119.6 |

## 10. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Debt is collateralised over leasehold land and buildings and the fair value of the lease liability is R629.0 million (2007: R786.3 million; 2006: R911.5 million) (Note 21). A register with details of the cost price, cost of improvements and date of acquisition of all land and buildings is available for inspection at the registered office.

Land and buildings in which the Group occupies more than 25% of the floor space or when the primary purpose is the service and connection of Vodacom customers are classified as property, plant and equipment.

The estimated useful lives of depreciable property, plant and equipment are as follows:

|  | 2006 years | 2007 years | 2008 years |
|---|---|---|---|
| General purpose buildings | 50 | 50 | 50 |
| Special purpose buildings | 15 | 15 | 15 - 17 |
| Infrastructure |  |  |  |
| - Radio | 1 - 10 | 1 - 10 | 1 - 10 |
| - Intelligent Networks | 5 - 8 | 5 - 8 | 4 - 8 |
| - Switching | 5 - 10 | 5 - 10 | 2 - 15 |
| - Transmission | 8 | 8 | 8 - 12 |
| - Billing | 5 - 6 | 5 - 6 | 3 - 8 |
| - Value added services equipment | 3 - 8 | 3 - 8 | 3 - 8 |
| Community services | 2 - 10 | 2 - 10 | 2 - 15 |
| Information services | 3 - 5 | 3 - 5 | 3 - 6 |
| SIM centre | 3 - 8 | 3 - 8 | 6 - 8 |
| Office automation | 3 - 5 | 3 - 5 | 3 - 5 |
| Other assets |  |  |  |
| - Motor vehicles | 4 | 4 | 3 - 5 |
| - Furniture and fittings | 5 | 4 - 5 | 4 - 5 |
| - Office equipment | 4 | 4 | 2 - 6 |

The Group is required to measure the residual value of every item of property, plant and equipment. Management has determined that radio, transmission, switching, sim centres and community services categories of property, plant and equipment have no active market and the value of the asset at the end of its life would therefore be nil or insignificant.

The above categories are not exhaustive and will depend on the existence of an active market for the asset. The Group ensures that proper documentation exists to support the non-existence of an active market. For assets with an active market, confirmation of the residual values is received from third parties where the residuals are more than 10%. For residuals less than 10% the Group uses historical sales and management's best estimate.

During the current financial year the Group reviewed the estimated useful lives and residual values of property, plant and equipment. The review resulted in a increase of R6.7 million (2007: R14.7 million decrease) in the current year's depreciation charge.

The Group uses the following indicators to determine useful lives:
- Expected usage of the asset
- Expected physical wear and tear
- Technical or commercial obsolescence

|  | Cost Rm | Accumulated amortisation and impairment Rm | Net book value Rm |
|---|---|---|---|
| **11. INTANGIBLE ASSETS** | | | |
| **2006** | | | |
| Goodwill | 1,002.0 | (518.1) | 483.9 |
| Licences | 306.3 | (186.6) | 119.7 |
| Trademark and patents | 390.4 | (132.5) | 257.9 |
| Customer bases | 863.2 | (700.3) | 162.9 |
| Computer software | 2,375.6 | (1,445.1) | 930.5 |
| | 4,937.5 | (2,982.6) | 1,954.9 |
| **2007** | | | |
| Goodwill | 1,455.8 | (524.6) | 931.2 |
| Licences | 439.0 | (229.2) | 209.8 |
| Trademark and patents | 390.4 | (169.8) | 220.6 |
| Customer bases | 919.3 | (760.3) | 159.0 |
| Computer software | 2,827.5 | (1,647.8) | 1,179.7 |
| | 6,032.0 | (3,331.7) | 2,700.3 |
| **2008** | | | |
| Goodwill | 2,426.0 | (529.4) | 1,896.6 |
| Licences | 478.9 | (269.3) | 209.6 |
| Trademark, patents and other* | 445.3 | (195.7) | 249.6 |
| Customer bases | 920.4 | (816.0) | 104.4 |
| Computer software | 3,734.6 | (1,970.7) | 1,763.9 |
| | 8,005.2 | (3,781.1) | 4,224.1 |

\* Other includes future benefits from provisioning of infrastructure and supply of non-mobile services.

| | Goodwill | Licences | Trademark, patents and other* | Customer bases | Computer software | Total |
|---|---|---|---|---|---|---|
| | Rm | Rm | Rm | Rm | Rm | Rm |

**11. INTANGIBLE ASSETS (CONTINUED)**

**Reconciliation 2006**

| | Goodwill | Licences | Trademark, patents and other* | Customer bases | Computer software | Total |
|---|---|---|---|---|---|---|
| Opening balance | 413.5 | 126.6 | 130.9 | 269.8 | 703.5 | 1,644.3 |
| Contingent purchase consideration | 36.2 | - | - | - | - | 36.2 |
| Additions | - | 3.3 | - | - | 438.8 | 442.1 |
| Disposals | - | - | - | - | (1.6) | (1.6) |
| Foreign currency translation | (1.4) | (1.7) | - | - | (4.0) | (7.1) |
| Amortisation | - | (8.5) | (52.3) | (106.9) | (176.5) | (344.2) |
| Business combinations | 35.6 | - | 179.3 | - | - | 214.9 |
| Impairment of assets (Note 3) | - | - | - | - | (0.1) | (0.1) |
| Transfer to property, plant and equipment (Note 10) | - | - | - | - | (29.6) | (29.6) |
| Closing balance | 483.9 | 119.7 | 257.9 | 162.9 | 930.5 | 1,954.9 |

**Reconciliation 2007**

| | Goodwill | Licences | Trademark, patents and other* | Customer bases | Computer software | Total |
|---|---|---|---|---|---|---|
| Opening balance | 483.9 | 119.7 | 257.9 | 162.9 | 930.5 | 1,954.9 |
| Additions | 372.2 | 93.9 | - | - | 611.2 | 1,077.3 |
| Disposals | - | - | - | - | (0.2) | (0.2) |
| Foreign currency translation | 19.0 | 16.6 | - | (0.4) | 13.0 | 48.2 |
| Amortisation | - | (20.4) | (37.3) | (60.0) | (341.7) | (459.4) |
| Business combinations | 56.3 | - | - | 56.5 | - | 112.8 |
| Impairment of assets (Note 3) | (0.2) | - | - | - | (0.1) | (0.3) |
| Transfer to property, plant and equipment (Note 10) | - | - | - | - | (33.0) | (33.0) |
| Closing balance | 931.2 | 209.8 | 220.6 | 159.0 | 1,179.7 | 2,700.3 |

**Reconciliation 2008**

| | Goodwill | Licences | Trademark, patents and other* | Customer bases | Computer software | Total |
|---|---|---|---|---|---|---|
| Opening balance | 931.2 | 209.8 | 220.6 | 159.0 | 1,179.7 | 2,700.3 |
| Additions | 949.2 | 3.0 | 54.9 | - | 963.9 | 1,971.0 |
| Disposals | - | - | - | - | (0.9) | (0.9) |
| Foreign currency translation | 16.2 | 11.1 | - | 1.0 | 21.1 | 49.4 |
| Amortisation | - | (14.3) | (25.9) | (55.6) | (449.4) | (545.2) |
| Transfer from property, plant and equipment (Note 10) | - | - | - | - | 49.5 | 49.5 |
| Closing balance | 1,896.6 | 209.6 | 249.6 | 104.4 | 1,763.9 | 4,224.1 |

* Other includes future benefits from provisioning of infrastructure and supply of non-mobile services.

| | 2006 years | 2007 years | 2008 years |
|---|---|---|---|
| **11. INTANGIBLE ASSETS (CONTINUED)** | | | |
| The estimated useful lives of intangible assets are currently as follows: | | | |
| - Mobile licences | 5 - 30 | 5 - 30 | 8 - 30 |
| - Trademarks, patents and other | 5 - 15 | 10 - 15 | 10 - 14 |
| - Computer software | 2 - 8 | 2 - 8 | 2 - 8 |
| - Internet service provider customers | - | 3 | 8 |

| | 2006 months | 2007 months | 2008 months |
|---|---|---|---|
| - Contract and prepaid mobile customers | 36 - 60 | 36 - 96 | 53 - 119 |

The company uses the following indicators to determine useful lives:

- Expected usage of the asset
- Expected physical wear and tear
- Technical or commercial obsolescence

The largest components of individual material intangibles relates to licences and trademarks and patents of the Group that have estimated remaining useful lives of between 11 to 16 (2007: 12 to 17) years and 8 to 10 (2007: 9 to 11) years respectively as at March 31, 2008. The licence and other intangible assets of Vodacom Tanzania Limited were pledged as security for the project finance funding obtained which expired at the end of the financial year (Note 21).

During the current financial year the Group reviewed the estimated useful lives of intangible assets. The review resulted in a decrease of R10.6 million (2007: R66.5 million decrease) in the current year's amortisation charge.

| | 2006 Short-term portion Rm | 2006 Long-term portion Rm | 2006 Total Rm | 2007 Short-term portion Rm | 2007 Long-Term portion Rm | 2007 Total Rm |
|---|---|---|---|---|---|---|
| **12. FINANCIAL ASSETS** | | | | | | |
| Loans and receivables (Note 12.1) | - | 92.1 | 92.1 | 16.2 | 114.4 | 130.6 |
| Financial assets at fair value through profit or loss (Note 12.2) | 149.3 | - | 149.3 | 191.3 | - | 191.3 |
| Available-for-sale investments (Note 12.3) | - | - | - | - | 95.1 | 95.1 |
| | 149.3 | 92.1 | 241.4 | 207.5 | 209.5 | 417.0 |

| | 2008 Short-term portion Rm | 2008 Long-term portion Rm | 2008 Total Rm |
|---|---|---|---|
| Loans and receivables (Note 12.1) | 29.7 | 134.2 | 163.9 |
| Financial assets at fair value through profit or loss (Note 12.2) | 415.2 | - | 415.2 |
| Available-for-sale investments (Note 12.3) | - | 110.0 | 110.0 |
| | 444.9 | 244.2 | 689.1 |

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **12. FINANCIAL ASSETS (CONTINUED)** | | | |
| **12.1 Loans and receivables** | | | |
| Planetel Communications Limited | 42.1 | 49.6 | - |
| The loan with a nominal value of US$6.8 million issued during the 2003 year bore interest at LIBOR plus 5%. Planetel Communications Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised interest were collateralised by cession over all shareholder distributions and a pledge over their shares of Vodacom Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding, which expired at the end of the current financial year (Note 21). On November 30, 2007 Planetel Communications Limited sold its 16% shareholding in Vodacom Tanzania Limited to Mirambo Limited. | | | |
| Caspian Limited | 50.0 | 58.8 | - |
| The loan with a nominal value of US$8.1 million issued during the 2003 year bore interest at LIBOR plus 5%. Caspian Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised interest were collateralised by cession over all shareholder distributions and a pledge over their shares of Vodacom Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding, which expired at the end of the current financial year (Note 21). On November 30, 2007 Caspian Limited sold its 19% shareholding in Vodacom Tanzania Limited to Mirambo Limited. | | | |
| Sekha-Metsi Investment Consortium Limited | - | 16.2 | - |
| The loan was advanced to Sekha-Metsi Investment Consortium Limited and bore interest at South African overdraft interest rates plus a margin of 2%. Interest was payable monthly in arrears. The loan was repayable on demand, should Sekha-Metsi Investment Consortium be able to obtain a loan externally. Sekha-Metsi Investment Consortium Limited pledged their shares in Sekha-Metsi Enterprises (Proprietary) Limited as security for the loan. During the current financial year the loan was repaid. | | | |
| Other | - | - | 3.9 |
| Balance carried forward | 92.1 | 124.6 | 3.9 |

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **12. FINANCIAL ASSETS (CONTINUED)** | | | |
| **12.1 Loans and receivables (continued)** | | | |
| Balance brought forward | 92.1 | 124.6 | 3.9 |
| Number Portability Company (Proprietary) Limited | - | 6.0 | 6.0 |
| The shareholders loan made to Number Portability Company (Proprietary) Limited ("NPC"), during the 2007 year, for an amount of R6.0 million, is subordinated and ranks behind all the claims of all creditors of NPC for repayment until such time as the assets of NPC fairly valued exceed its liabilities. In such case, the loan shall cease to be subordinated to the extent that the assets of NPC exceed its liabilities from time to time. The shareholder loan bears no interest and has no fixed repayment terms. | | | |
| Mirambo Limited | - | - | 120.9 |
| Mirambo Limited bought the 16% and 19% equity stake of Planetel Communications Limited and Caspian Limited respectively in Vodacom Tanzania Limited on November 30, 2007. The shareholder loans with a combined nominal value of US$14.9 million, were transferred to Mirambo Limited in order to meet its obligations to Vodacom Tanzania Limited in respect of shareholder contributions. The loan bears interest at LIBOR plus 5% and shall be repaid from any cash distributions by Vodacom Tanzania Limited to Mirambo Limited. The loan and capitalised interest are collateralised by cession over all shareholder distributions and a pledge over the shares of Vodacom Tanzania Limited. | | | |
| WBS Holdings (Proprietary) Limited | - | - | 25.8 |
| The loan with a nominal value of R25.5 million issued during the 2008 financial year bears interest at RSA prime minus 0.5%. The loan with capitalised interest is repayable from pre-determined cash flows of WBS Holdings (Proprietary) Limited pro rata to the shareholder's respective claims on loan account at the relevant time. WBS Holdings (Proprietary) Limited may not declare and/or pay any dividend or make any capital distribution to shareholders without the prior written consent of the existing shareholders. | | | |
| Balance carried forward | 92.1 | 130.6 | 156.6 |

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **12.** **FINANCIAL ASSETS (CONTINUED)** | | | |
| **12.1** **Loans and receivables (continued)** | | | |
| Balance brought forward | 92.1 | 130.6 | 156.6 |
| Empresa Moçambicana de Telecommuniçãcoes S.A.R.L. ("Emotel") | - | - | 7.3 |
| The loan with a nominal value of US$0.9 million issued during the 2008 financial year bears interest at LIBOR plus 2%. Interest is capitalised on a monthly basis. The loan and capitalised interest are repayable upon the expiry of 5 years following the advance date, being March 31, 2012. Emotel utilised this loan to meet its obligations to V.M, S.A.R.L. in respect of its 2% shareholding in VM, S.A.R.L. The loan and capitalised interest are collateralised by cession over all cash distributions and a pledge over their shares in V.M, S.A.R.L. | | | |
| | 92.1 | 130.6 | 163.9 |
| Less: Short-term portion of loans and receivables | | | |
| Sekha-Metsi Investment Consortium Limited | - | (16.2) | - |
| WBS Holdings (Proprietary) Limited | - | - | (25.8) |
| Other | - | - | (3.9) |
| Short-term portion of loans and receivables | - | (16.2) | (29.7) |
| Long-term portion of loans and receivables | 92.1 | 114.4 | 134.2 |

The fair value of the short-term portion of loans and receivables are R29.7 million (2007: R16.2 million; 2006: Rnil million). The fair value of the long-term portion of loans and receivables are not determinable due to the lack of repayment dates and/or market prices.

|  | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|
| **12.     FINANCIAL ASSETS (CONTINUED)** | | | |
| **12.2     Financial assets at fair value through profit or loss** | | | |
| **12.2.1     Financial assets held for trading** | | | |
| 12.2.1.1 Money market investments | 111.7 | 135.7 | 107.9 |
| The fair value of money market investments are derived from quoted market prices of identical assets. | | | |
| 12.2.1.2 Derivative financial assets | 37.6 | 55.6 | 307.3 |
| Interest rate swap asset (Note 42) | 37.6 | 27.7 | 17.4 |
| Foreign exchange forward contracts assets | - | 27.9 | 289.9 |
| The fair value is determined using quoted market prices. The quoted market prices used to fair value foreign exchange forward contracts are the mid or mid forward rates at year end based on quoted market prices applicable to similar assets. Interest rate swaps are fair valued according to forward rates and discount rates determined from a yield curve derived from similar market traded instruments. | | | |
| Total financial assets held for trading | 149.3 | 191.3 | 415.2 |
| **12.3     Available-for-sale investments** | | | |
| **12.3.1     Unlisted investments carried at fair value** | | | |
| WBS Holdings (Proprietary) Limited<br>2,500 ordinary shares of R0.01 each | - | 80.8 | 45.4 |
| The fair value was determined by applying the discounted cash flow method. The discount rates and terminal growth rates used ranged between 16.0% and 18.0% (2007: 15.0% and 17.0%) and 3.0% and 5.0% (2007: nil% and 3.0%), respectively. | | | |
| During the current financial year, R54.9 million was reclassified to intangible assets (Note 11). | | | |
| **12.3.2     Unlisted investments carried at cost** | - | 14.3 | 64.6 |
| During 2007 the Group purchased a 10% equity stake in G-Mobile Holdings Limited and a 25.93% equity stake in Gogga Tracking Solutions (Proprietary) Limited. The investee companies also granted the Group an option to increase these investments (Note 42). During 2008 the Group purchased a 50% equity stake in Waterberg Lodge (Proprietary) Limited, a 35% equity stake in XLink Communications (Proprietary) Limited and increased its interest in G-Mobile Holdings Limited from 10% to 26% by exercising the call option granted in 2007 (Note 42). | | | |
| Total available-for-sale investments | - | 95.1 | 110.0 |

The carrying value of unlisted investments carried at cost approximate their fair value.

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **13. DEFERRED TAXATION** | | | |
| Deferred taxation assets | 297.6 | 386.1 | 455.1 |
| Deferred taxation liabilities | (602.3) | (757.3) | (776.5) |
| | (304.7) | (371.2) | (321.4) |
| **13.1 Components** | | | |
| Capital allowances | (1,243.6) | (1,418.8) | (1,809.0) |
| Fair value adjustment of available-for-sale investments | - | - | (2.7) |
| Fair value adjustment of customer bases | (46.7) | (53.4) | (30.2) |
| Fair value adjustment of trademarks and patents | (56.4) | (47.9) | (41.8) |
| Fair value adjustment of properties | (2.0) | (2.0) | - |
| Foreign exchange | (22.9) | 180.9 | 296.8 |
| Foreign equity revaluation reserve | 12.6 | 4.5 | (12.3) |
| Prepayments and other allowances | 10.8 | (84.9) | (137.4) |
| Provisions and deferred income | 797.2 | 1,006.0 | 1,194.4 |
| Remeasurement of shareholders loans assets | 32.5 | 29.5 | 3.4 |
| Remeasurement of shareholders loans liabilities | (19.5) | (16.8) | (6.1) |
| Secondary taxation on companies credits | 3.8 | - | - |
| Taxation losses | 223.1 | 25.1 | 223.5 |
| Other | 6.4 | 6.6 | - |
| | (304.7) | (371.2) | (321.4) |
| **13.2 Reconciliation** | | | |
| Balance at the beginning of the year | (164.0) | (304.7) | (371.2) |
| Deferred taxation - income statement expense (Note 9) | (115.8) | (50.3) | 71.9 |
| Foreign equity revaluation reserve | 0.7 | (8.1) | (12.7) |
| Business combinations | | | |
| Acquisition of customer base | - | (17.5) | - |
| Acquisition of trademark and patents | (35.8) | - | - |
| Disposal of subsidiaries | - | - | 1.8 |
| Fair value adjustment of available-for-sale investments | - | - | (2.7) |
| Foreign exchange differences on consolidation of foreign subsidiaries | 10.2 | 9.3 | (8.6) |
| Other | - | 0.1 | 0.1 |
| Balance at the end of the year | (304.7) | (371.2) | (321.4) |

Provision for taxation which could arise if undistributed retained profits of certain subsidiaries are remitted, is only made where a decision has been taken to remit such retained profits. The Group did not provide for Secondary Taxation on Companies ("STC") on its undistributed earnings which is payable when it declares dividends to its shareholders, as the taxation will only be payable once the dividends are declared.

Deferred tax is not raised at a rate other than the normal taxation rate as the intention of the Group is to hold assets for use and not for resale.

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **13. DEFERRED TAXATION (CONTINUED)** | | | |
| **13.3 Utilisation of taxation losses** | | | |
| Opening taxation loss | 1,194.8 | 1,538.7 | 1,212.7 |
| Foreign exchange movement on opening taxation loss | (142.3) | 104.5 | 260.0 |
| Prior year under/(over) statement | 24.3 | (129.7) | 693.6 |
| Current year taxation loss created/(utilised) | 461.9 | (300.8) | 107.8 |
| Closing taxation loss | 1,538.7 | 1,212.7 | 2,274.1 |
| Utilised to reduce net temporary differences | (662.3) | (78.4) | (818.3) |
| Vodacom Congo (taxation rate of 40%) | (244.1) | - | - |
| Vodacom Mozambique (taxation rate of 32%) | - | (78.4) | (73.4) |
| Vodacom Tanzania (taxation rate of 30%) | (418.2) | - | (744.9) |
| Taxation losses available to reduce deferred taxation | 876.4 | 1,134.3 | 1,455.8 |
| Taxation credit | - | - | 268.1 |

There are estimated unused taxation losses to the value of R1,455.8 million (2007: R1,134.3 million; 2006: R876.4 million) available to reduce the net deferred taxation liability. If applied, the available R465.9 million (2007: R363.0 million; 2006: R279.4 million) would result in a full reduction of the current year's R318.6 million (2007: reduced to R8.2 million; 2006: reduced to R25.3 million) net deferred taxation liability. The unused taxation losses of Vodacom Mozambique are available for utilisation for a period of five years, after which they expire.

The R268.1 million taxation credit relating to Vodacom Mozambique expires in 2014.

The growth of the Group following its geographical expansion into non-South African countries over the past few years has made the estimation and judgment required in recognising and measuring deferred taxation balances more challenging. The resolution of taxation issues is not always within the control of the Group and it is often dependant on the efficiency of the legal processes in the relevant taxation jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. Payments in respect of taxation liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the taxation charge in the consolidated income statement and current taxation payments.

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **14. INVENTORY** | | | |
| Merchandise | 397.5 | 287.3 | 507.1 |
| Other inventory | 56.8 | 77.0 | 129.8 |
|  | 454.3 | 364.3 | 636.9 |
| Inventory carried at net realisable value | 215.1 | 163.1 | 224.6 |

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **14. INVENTORY (CONTINUED)** | | | |
| **14.1 Inventory valuation allowance included above** | | | |
| Balance at the beginning of the year | (62.8) | (78.0) | (97.6) |
| Foreign exchange movement on opening balance | 0.7 | (1.3) | (0.9) |
| Charged to cost and expenses | (15.9) | (18.3) | (0.2) |
| Balance at the end of the year | (78.0) | (97.6) | (98.7) |

The cost of inventories recognised as an expense during the period is reflected as equipment cost (Note 2).

The cost of inventories recognised as an expense includes R0.3 million (2007: R35.7 million; 2006: R6.9 million) in respect of write downs of inventory to net realisable value, which has not been reduced (2007: R18.6 million; 2006: R2.3 million) in respect of the reversal of such write downs. Previous write downs have been reversed as a result of increased sale prices in certain markets.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **15. TRADE AND OTHER RECEIVABLES** | | | |
| Trade receivables | 4,097.2 | 5,211.5 | 6,234.2 |
| Prepayments | 205.2 | 192.3 | 244.1 |
| Value Added Taxation | 88.1 | 147.7 | 200.3 |
| Interest income receivable | 41.5 | 51.3 | 76.1 |
| Other | 42.0 | 72.2 | 46.4 |
| | 4,474.0 | 5,675.0 | 6,801.1 |

The average credit period for March 2008, 2007 and 2006 on sales of goods and services is between 30 and 60 days (2007: 30 and 60 days; 2006: 30 and 60 days) from date of invoice for the South African operations and between 20 and 75 days (2007: 20 and 75 days; 2006: 20 and 75 days) from date of invoice for the non-South African operations. Generally no interest is charged on trade receivables. The Group has provided fully for all receivables over 120 days due (2007: 120 days due; 2006: 120 days due) for its South African operations and 90 days due (2007: 90 days due; 2006: 90 days due) for its non-South African operations because historical experience is such that receivables that are due beyond these days are generally not recoverable. Trade receivables of the South African operations due between 60 and 120 days (2007: 60 and 120 days; 2006: 60 and 120 days) are provided for based on estimated irrecoverable amounts, determined by reference to past default experience.

Before accepting any new individual customer, the Group uses an internal and external credit scoring system to assess the potential customer's credit quality and defines credit limits by customer. The Group manually assesses the credit of corporate customers, using credit bureaus, financial standing as well as an internal grading system. Before accepting any new network operator customers, the Group enters into a contractual arrangement. The contractual arrangement is determined by regulatory requirements and industry norms. Of the trade receivable balance at the end of the year R1.3 billion (2007: R0.9 billion; 2006: R0.6 billion) is due from the Group's largest customer. There is no customer who represents more than 21.2% (2007: 17.6%; 2006: 15.7%) of the total balance of trade receivables.

The Group does not have any significant exposure to any individual customer or counter-party, except commercially to Telkom SA Limited, the Group's largest shareholder, Mobile Telecommunications Networks (Proprietary) Limited, the Group's largest competitor, Cell C (Proprietary) Limited, the country's third network operator and Vo-Call Cellular (Proprietary) Limited, the Group's largest dealer.

Trade receivables are stated at their cost which normally approximate their fair value due to short-term maturity.

|  | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|

**15. TRADE AND OTHER RECEIVABLES (CONTINUED)**

**15.1 Doubtful receivable allowance**

The Group's South African trade receivables are stated after allowances for doubtful debts based on management's assessment of creditworthiness, an analysis of which is as follows:

| | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|
| Balance at the beginning of the year | (44.7) | (43.7) | (50.5) |
| Reversed from/(Charged to) profit and loss | 1.0 | (6.8) | 12.6 |
| Balance at the end of the year | (43.7) | (50.5) | (37.9) |

The Group's non-South African trade receivables are stated after allowances for doubtful debts based on management's assessment of creditworthiness, an analysis of which is as follows:

| | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|
| Balance at the beginning of the year | (49.3) | (41.4) | (24.9) |
| Foreign exchange movement | 2.9 | (6.1) | (5.2) |
| (Charged to)/Reversed from profit and loss | 5.0 | 22.6 | (13.2) |
| Balance at the end of the year | (41.4) | (24.9) | (43.3) |

In determining the recoverability of a trade receivable the Group considers any change in the credit quality of the trade receivable from the date the credit was initially granted up to the reporting date. The concentration of credit risk is limited due to the customer base being large and unrelated.

|  | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|
| **16. LEASE ASSETS** | | | |
| Operating leases | 30.6 | 35.1 | 20.1 |
| Finance lease receivables | 19.3 | 76.6 | 212.4 |
| | 49.9 | 111.7 | 232.5 |
| Less: Short-term portion * | | | |
| Operating leases (Note 16.1) | - | - | (17.6) |
| Finance lease receivables (Note 16.2) | (13.1) | (32.9) | (122.9) |
| Short-term portion | (13.1) | (32.9) | (140.5) |
| Long-term portion of lease assets | 36.8 | 78.8 | 92.0 |

\* Short-term lease assets were included under trade and other receivables in prior years.

**16.1 Operating leases**

Operating lease payments are expensed in profit or loss on a straight-line basis over the lease term and results in the recognition of an operating lease asset.

| | Within one year Rm | Between one and five years Rm | After five years Rm | Total Rm |
|---|---|---|---|---|
| **16. LEASE ASSETS (CONTINUED)** | | | | |
| **16.2 Finance lease receivables** | | | | |
| Staff benefits | 3.9 | 7.5 | - | 11.4 |
| Computers | 119.0 | 82.0 | - | 201.0 |
| Present value of minimum lease payments | 122.9 | 89.5 | - | 212.4 |

The Group provides motor vehicles to certain of its executives. These executives may retain these assets at the end of the lease period, normally between three and four years. In terms of IAS 17: Leases ("IAS 17"), these arrangements are regarded as finance leases and the cost of the assets are capitalised as finance lease receivables and amortised on a straight-line basis over the period of the agreement to employee cost. The implicit interest rate is zero.

The Group provides laptop or desktop computers to certain customers who enter into contract agreements. The customers retain these computers at the end of the contract period. In terms of IAS 17, these arrangements are regarded as finance leases and accounted for using the effective interest rate method. The interest rate inherent in these leases is currently between nil% and 0.08% per annum.

The long-term portion of R89.5 million (2007: R43.7 million; 2006: R6.2 million) is reflected as part of non-current lease assets on the consolidated balance sheet.

All leases are denominated in South African Rand.

The fair value of the electronic equipment finance lease receivables approximate their carrying value.

| | 2006 R | 2007 R | 2008 R |
|---|---|---|---|
| **17. ORDINARY SHARE CAPITAL** | | | |
| Authorised | | | |
| 100,000 ordinary shares of R0.01 each | 1,000 | 1,000 | 1,000 |
| Issued | | | |
| 10,000 ordinary shares of R0.01 each | 100 | 100 | 100 |

The unissued share capital is under the control of the current shareholders.

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **18. NON-DISTRIBUTABLE RESERVES** |  |  |  |
| Foreign currency translations (Note 18.1) | (225.5) | (123.0) | (22.6) |
| Taxation on foreign currency translation reserve (Note 18.1) | 18.0 | 9.9 | (2.8) |
| Contingency reserve (Note 18.2) | 13.5 | 15.7 | 17.4 |
| Revaluation of available-for-sale investments (Note 18.3) | - | - | 16.8 |
|  | (194.0) | (97.4) | 8.8 |
| **Reconciliation** |  |  |  |
| Balance at the beginning of the year | (299.9) | (194.0) | (97.4) |
| Foreign currency translation reserve | 103.9 | 94.4 | 87.7 |
| Foreign currency translation for the year | 98.2 | 102.5 | 100.4 |
| Taxation for the year | 5.7 | (8.1) | (12.7) |
| Other non-distributable reserves |  |  |  |
| Transferred from distributable reserves – contingency reserve | 2.2 | 2.2 | 1.7 |
| Revaluation of available-for-sale investments | (0.2) | - | 16.8 |
| Revaluation of available-for-sale investments for the year | (0.2) | - | 19.5 |
| Taxation for the year | - | - | (2.7) |
| Balance at the end of the year | (194.0) | (97.4) | 8.8 |

18.1 **Foreign currency translation reserve and taxation**

The financial results of foreign operations are translated into South African Rands for incorporation into the consolidated results. Assets and liabilities are translated at the foreign exchange rates ruling at balance sheet date. Income, expenditure and cash flow items are translated at the actual foreign exchange rate or average foreign exchange rates for the period. All resulting unrealised foreign exchange differences are classified as equity.

This reserve also includes gains and losses on the translation of equity loans to foreign entities that are intended to be permanent.

Deferred taxation and normal taxation on the foreign currency translation reserve relates only to the translation of equity loans advanced to foreign subsidiaries.

18.2 **Contingency reserve**

In terms of the Short-term Insurance Act ("the Act") of 1998 the Group's cell captive partner, Centriq Insurance Company Limited is required to recognise a contingency reserve equal to 10% of premiums written less approved reinsurance, as defined in the Act. This reserve can be utilised only with the prior permission of the Registrar of Short-term Insurance.

18.3 **Revaluation of available-for-sale investments**

Gains and losses from changes in the fair value of available-for-sale investments are recognised directly in equity until the financial asset is disposed of (Note 12).

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **19. MINORITY INTERESTS** | | | |
| Distributable reserves | 358.1 | 268.5 | 408.5 |
| Non-distributable reserves | (74.8) | (47.3) | (4.9) |
| | 283.3 | 221.2 | 403.6 |
| **Reconciliation** | | | |
| Balance at the beginning of the year | 128.7 | 283.3 | 221.2 |
| Profit allocated to minority interest | 116.7 | 217.6 | 146.2 |
| Foreign currency translation reserve | (15.6) | 27.5 | 42.4 |
| Revaluation of available-for-sale investments | (0.1) | - | - |
| Business combinations and other acquisitions | 46.5 | (136.4) | (6.1) |
| Minority shares of VM, S.A.R.L. | 8.0 | - | 0.8 |
| Disposal of subsidiaries | - | - | (0.3) |
| Dividend to minority shareholders | (0.9) | (170.8) | (0.6) |
| Balance at the end of the year | 283.3 | 221.2 | 403.6 |
| **20. ANALYSIS OF RECOGNISED INCOME AND EXPENSES** | | | |
| Gain/(Loss) on revaluation of available-for-sale investment | (0.3) | - | 16.8 |
| Foreign currency translation reserve | 88.3 | 121.9 | 130.1 |
| Net profit/(loss) recognised directly in equity | 88.0 | 121.9 | 146.9 |
| Net profit for the year | 5,142.8 | 6,560.0 | 7,957.6 |
| Total recognised income and expense for the year | 5,230.8 | 6,681.9 | 8,104.5 |
| **Attributable to:** | | | |
| Equity shareholders | 5,129.8 | 6,436.8 | 7,915.9 |
| Minority interests | 101.0 | 245.1 | 188.6 |

| | 2006 Short-term portion Rm | 2006 Long-term portion Rm | 2006 Total Rm | 2007 Short-term portion Rm | 2007 Long-term portion Rm | 2007 Total Rm |
|---|---|---|---|---|---|---|
| **21. INTEREST BEARING DEBT** | | | | | | |
| Finance leases (Note 21.1) | 79.2 | 728.3 | 807.5 | 113.6 | 615.0 | 728.6 |
| Funding loans (Note 21.2) | 1,527.3 | 90.9 | 1,618.2 | 365.5 | 1,436.4 | 1,801.9 |
| Other short-term loans (Note 21.3) | 39.0 | - | 39.0 | 21.9 | - | 21.9 |
| | 1,645.5 | 819.2 | 2,464.7 | 501.0 | 2,051.4 | 2,552.4 |

|  | 2008<br>Short-term<br>portion<br>Rm | 2008<br>Long-term<br>portion<br>Rm | 2008<br>Total<br><br>Rm |
|---|---|---|---|
| **21. INTEREST BEARING DEBT (CONTINUED)** |  |  |  |
| Finance leases (Note 21.1) | 194.3 | 420.7 | 615.0 |
| Funding loans (Note 21.2) | 300.5 | 2,605.1 | 2,905.6 |
| Other short-term loans (Note 21.3) | 8.1 | - | 8.1 |
|  | 502.9 | 3,025.8 | 3,528.7 |

|  | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|
| **21.1 Finance leases** |  |  |  |
| Vodacom (Proprietary) Limited | 537.7 | 479.7 | 396.7 |
| The finance leases are collateralised by various land and buildings with a book value of R464.2 million (2007: R477.3 million; 2006: R489.1 million), bearing interest at fixed effective interest rates of between 12.1% and 16.9% per annum and are repayable between one and five years. The residual payment on settlement date is R144.4 million. |  |  |  |
| Vodacom Service Provider Company (Proprietary) Limited | 269.8 | 248.9 | 218.3 |
| The finance lease is collateralised by land and buildings with a book value of R245.5 million (2007: R251.1 million; 2006: R256.8 million), bearing interest at a fixed effective interest rate of 14.8% per annum. Payments are made every six months in arrears and commenced on March 1, 2002. The finance lease expires on September 1, 2011. |  |  |  |
|  | 807.5 | 728.6 | 615.0 |
| Less: Short-term portion of finance leases |  |  |  |
| Vodacom (Proprietary) Limited | (58.3) | (83.0) | (151.7) |
| Vodacom Service Provider Company (Proprietary) Limited | (20.9) | (30.6) | (42.6) |
| Short-term portion of finance leases | (79.2) | (113.6) | (194.3) |
| Long-term portion of finance leases | 728.3 | 615.0 | 420.7 |

All leases are denominated in South African Rand and are held with Rand Merchant Bank and Standard Bank.

The fair value of the Group's finance lease liability is R629.0 million (2007: R786.3 million; 2006: R911.5 million).

The fair value of finance leases are determined as the present value of all future cash flows discounted using market related interest rates. The discount rate used varied between 13.5% and 14.9% (2007: 11.3% and 13.3%; 2006: 10.0% and 13.3%).

The Vodaworld Retail Park is sub-leased to various Telecommunications retail companies. Sublease payments expected to be received under non-cancellable subleases at the balance sheet date amount to R4.0 million.

## 21. INTEREST BEARING DEBT (CONTINUED)

### 21.1 Finance Leases (continued)

Repayment of finance leases

| | 2009 Rm | 2010 Rm | 2011 Rm | 2012 Rm | 2013 Rm | 2014 onwards Rm | Total Rm |
|---|---|---|---|---|---|---|---|
| Future minimum lease payments* | 271.2 | 153.6 | 200.6 | 98.7 | 82.1 | - | 806.2 |
| Finance costs | (76.9) | (55.1) | (39.0) | (15.2) | (5.0) | - | (191.2) |
| Net present value | 194.3 | 98.5 | 161.6 | 83.5 | 77.1 | - | 615.0 |

* Future minimum lease payments include residual payments at the end of the lease term.

### 21.2 Funding Loans

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Planetel Communications Limited | 41.6 | 53.5 | - |
| The shareholder loan of US$8.4 million (2007: US$8.4 million; 2006: US$8.4 million) was subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, which expired at the end of the current financial year, bore no interest from April 1, 2002 and was thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan became non-interest bearing and was remeasured at amortised cost at an effective interest rate of LIBOR plus 5% (Note 12) during the 2003 financial year. The gain on remeasurement was included in equity. On November 30, 2007 Planetel Communications Limited sold its 16% shareholding in Vodacom Tanzania Limited to Mirambo Limited. | | | |
| Caspian Limited | 49.3 | 63.6 | - |
| The shareholder loan of US$10.0 million (2007: US$10.0 million; 2006: US$10.0 million) was subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, bore no interest from April 1, 2002 and was thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. This loan became non-interest bearing and was remeasured at amortised cost at an effective interest rate of LIBOR plus 5% (Note 12) during the 2003 financial year. The gain on remeasurement was included in equity. On November 30, 2007 Caspian Limited sold its 19% shareholding in Vodacom Tanzania Limited to Mirambo Limited. | | | |
| Balance carried forward | 90.9 | 117.1 | - |

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **21. INTEREST BEARING DEBT (CONTINUED)** | | | |
| **21.2 Funding loans (continued)** | | | |
| Balance brought forward | 90.9 | 117.1 | - |
| Project finance funding to Vodacom Tanzania Limited | 184.0 | 94.9 | - |
| The funding was collateralised by a charge over 51% of the shares, the licence and Vodacom Tanzania Limited's tangible and intangible assets. The loans bore interest based upon the foreign currency denomination of the project financing between 6.0% and 14.4% per annum and was fully repaid by March 2008. | | | |
| The drawn down portions of the project finance funding from external parties included the following: | | | |
| (a) Netherlands Development Finance Company of US$nil (2007: US$3.8 million; 2006: US$7.6 million); | | | |
| (b) Deutsche Investitions- und Entwicklungsgesellschaft mbH of €nil (2007: €3.9 million; 2006: €7.8 million); | | | |
| (c) Standard Corporate and Merchant Bank of US$nil (2007: US$4.0 million; 2006: US$8.0 million); | | | |
| (d) Barclays Bank (Local Syndicate Tanzania) TSHnil (2007: TSHnil; 2006: TSH5,703.8 million). | | | |
| Term loan to Vodacom International Limited | 1,114.4 | 1,311.9 | 1,462.5 |
| The loan provided by Standard Bank Plc and RMB International (Dublin) Limited that amounts to US$180.0 million (2007: US$180.0 million; 2006: US$180.0 million) is collateralised by guarantees provided by the Group. The loan, originally repayable on July 19, 2006, was refinanced during the 2007 financial year. The loan is now repayable on July 26, 2009 and bears interest at an effective interest rate of LIBOR plus 0.35%. | | | |
| Balance carried forward | 1,389.3 | 1,523.9 | 1,462.5 |

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **21. INTEREST BEARING DEBT (CONTINUED)** | | | |
| **21.2 Funding loans (continued)** | | | |
| Balance brought forward | 1,389.3 | 1,523.9 | 1,462.5 |
| Mirambo Limited | - | - | 142.6 |
| Mirambo Limited bought the 16% and 19% equity stake of Planetel Communications Limited and Caspian Limited respectively in Vodacom Tanzania Limited on November 30, 2007. The shareholder loans with a combined nominal value of US$18.4 million, were transferred to Mirambo Limited in order to meet its obligations to Vodacom Tanzania Limited in respect of shareholder contributions. The loan bears interest at LIBOR + 5% and shall be repaid by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan and capitalised interest are unsecured and subordinated. | | | |
| Asset Backed Arbitraged Securities (Proprietary) Limited | - | - | 1,000.0 |
| On December 5, 2007 Vodacom (Proprietary) Limited entered into a subscription agreement with Asset Backed Arbitraged Securities (Proprietary) Limited ("ABACAS"). In terms of the agreement Vodacom (Proprietary) Limited issued debt instruments in the form of two promissory notes with a nominal value of R500.0 million each to which ABACAS subscribed. The debt instrument will bear interest based on JIBAR plus a credit margin and funding margin. The repayment term is three years with interest being paid quarterly. The credit margin is 0.4% and the funding margin is 0.18% and 0.15% respectively. | | | |
| Preference shares issued by Vodacom Congo (RDC) s.p.r.l. | 228.9 | 269.5 | 300.5 |
| The preference shares of US$37.0 million (2007: US$37.0 million; 2006: US$37.0 million) bear interest at a rate of 4% per annum. The preference shares are redeemable at the discretion of the shareholders and on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding. | | | |
| Balance carried forward | 1,618.2 | 1,793.4 | 2,905.6 |

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **21. INTEREST BEARING DEBT (CONTINUED)** | | | |
| **21.2 Funding loans (continued)** | | | |
| Balance brought forward | 1,618.2 | 1,793.4 | 2,905.6 |
| Sekha-Metsi Investment Consortium Limited | - | 2.5 | - |
| The shareholder loan bore no interest, was repayable in ten equal six monthly instalments commencing on September 30, 2006. Effective April 1, 2007 the repayment terms changed to four equal six monthly instalments. The loan was remeasured at amortised cost at a fixed effective interest rate of 13.7% during the 2007 financial year. The gain on remeasurement was included in equity. | | | |
| Number Portability Company (Proprietary) Limited | - | 6.0 | - |
| The Group's share of the shareholders loan provided, amounted to R6.0 million at March 31, 2007. The subordinated shareholder loan bore interest at the maximum rate of the prevailing South African prime rate or a lesser rate determined by the board of Number Portability Company (Proprietary) Limited. During the current period the loan became non-interest bearing (Note 22). | | | |
|  | 1,618.2 | 1,801.9 | 2,905.6 |
| Less: Short-term portion of funding loans | | | |
| Project finance funding to Vodacom Tanzania Limited | (184.0) | (94.9) | - |
| Term loan to Vodacom International Limited | (1,114.4) | - | - |
| Preference shares issued by Vodacom Congo (RDC) s.p.r.l. | (228.9) | (269.5) | (300.5) |
| Sekha-Metsi Investment Consortium Limited | - | (1.1) | - |
| Short-term portion of funding loans | (1,527.3) | (365.5) | (300.5) |
| Long-term portion of funding loans | 90.9 | 1,436.4 | 2,605.1 |
| The fair value of funding loans are R2,933.2 million. The fair value of funding loans were determined by applying the discounted cash flow method, where applicable. A discount rate which varied between 12.2% and 12.3% were applied to ZAR denominated debt and 2.8% to US$ denominated debt. | | | |
| **21.3 Other short-term loans** | | | |
| Vodacom Congo (RDC) s.p.r.l. | 37.1 | 21.9 | 8.1 |
| The short-term facilities amount to US$1 million (2007: US$3.0 million; 2006: US$6.0 million) bears interest at 18% per annum with no fixed repayment terms. US$2.0 million of these facilities was repaid on June 30, 2007 and bore interest at LIBOR plus 6% per annum. | | | |
| Other | 1.9 | - | - |
|  | 39.0 | 21.9 | 8.1 |

The fair value of other short-term loans approximate their carrying value.

| | | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|---|
| 22. | NON-INTEREST BEARING DEBT | | | |
| | Sekha-Metsi Investment Consortium Limited | 4.3 | - | - |
| | The minority shareholder's loan was previously uncollateralised and no repayment terms were determined. During the 2007 financial year repayment terms were agreed and the loan was reclassified to interest bearing debt (Note 21). | | | |
| | Minority shareholders of Smartcom (Proprietary) Limited | - | 3.0 | - |
| | The minority shareholder's loan was repaid during the current financial year. The loan was unsecured and bore no interest. | | | |
| | Number Portability Company (Proprietary) Limited | - | - | 6.0 |
| | The Group's share of the shareholders loan provided, amounted to R6.0 million at March 31, 2007. The subordinated shareholder loan bore interest at the maximum rate of the prevailing South African prime rate or a lesser rate determined by the board of Number Portability Company (Proprietary) Limited and was classified as interest bearing debt (Note 21). During the current year the loan became non-interest bearing. | | | |
| | | 4.3 | 3.0 | 6.0 |
| | Less: Short-term portion of non-interest bearing debt | | | |
| | Sekha-Metsi Investment Consortium Limited | (4.3) | - | - |
| | Long-term portion of non-interest bearing debt | - | 3.0 | 6.0 |
| | The fair value of non-interest bearing debt is not determinable as no repayment terms are set. | | | |
| 23. | PROVISIONS | | | |
| | Deferred bonus incentive provision (Note 23.1) | 452.4 | 500.7 | 497.4 |
| | Bonus provision (Note 23.2) | 279.8 | 330.6 | 426.0 |
| | Leave pay provision (Note 23.3) | 70.8 | 90.9 | 119.7 |
| | Warranty provision (Note 23.4) | 32.8 | - | - |
| | Long-term incentive provision (Note 23.5) | 122.1 | 161.2 | 225.2 |
| | Other (Note 23.6) | 37.4 | 35.9 | 14.9 |
| | | 995.3 | 1,119.3 | 1,283.2 |
| | Timing of Provisions | | | |
| | Within one year | 623.0 | 741.8 | 909.5 |
| | After one year | 372.3 | 377.5 | 373.7 |
| | | 995.3 | 1,119.3 | 1,283.2 |

| | | Deferred bonus incentive provision | Bonus provision | Leave pay provision | Warranty provision | Long-term incentive provision | Other |
|---|---|---|---|---|---|---|---|
| | | Rm | Rm | Rm | Rm | Rm | Rm |
| 23. | PROVISIONS (CONTINUED) | | | | | | |
| | Reconciliation 2006 | | | | | | |
| | Balance at the beginning of the year | 423.9 | 203.1 | 58.3 | 28.2 | - | 65.9 |
| | Provision created | 188.0 | 321.1 | 25.1 | 38.5 | 139.0 | 25.3 |
| | Provision utilised | (159.5) | (244.4) | (12.6) | (33.9) | (16.9) | (53.8) |
| | Balance at the end of the year | 452.4 | 279.8 | 70.8 | 32.8 | 122.1 | 37.4 |
| | Reconciliation 2007 | | | | | | |
| | Balance at the beginning of the year | 452.4 | 279.8 | 70.8 | 32.8 | 122.1 | 37.4 |
| | Provision created | 191.6 | 380.2 | 24.7 | - | 39.1 | 29.2 |
| | Provision utilised | (143.3) | (329.4) | (4.6) | (32.8) | - | (30.7) |
| | Balance at the end of the year | 500.7 | 330.6 | 90.9 | - | 161.2 | 35.9 |
| | Reconciliation 2008 | | | | | | |
| | Balance at the beginning of the year | 500.7 | 330.6 | 90.9 | - | 161.2 | 35.9 |
| | Provision created | 181.0 | 474.6 | 48.9 | - | 81.4 | 5.3 |
| | Provision utilised | (184.3) | (379.2) | (20.1) | - | (17.4) | (26.3) |
| | Balance at the end of the year | 497.4 | 426.0 | 119.7 | - | 225.2 | 14.9 |

Provisions are required to be recorded when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation.

Best estimates, being the amount that the Group would rationally pay to settle the obligation, are recognised as provisions at balance sheet date. Risks, uncertainties and future events are taken into account by management in determining the best estimates. Provisions are discounted where the effect of discounting is material. The discount rate used is the rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, all of which requires management judgement. All provisions are reviewed at each balance sheet date.

Various uncertainties can result in obligations not being considered probable or estimable for significant periods of time. As a consequence, potentially material obligations may have no provisions and a change in facts or circumstances that result in an obligation becoming probable or estimable can lead to a need for the establishment of material provisions. In addition, where estimated amounts vary from initial estimates the provisions may be revised materially, up or down.

The Group records provisions for legal contingencies when the contingency is probable of occurring and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgements regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.

### 23. PROVISIONS (CONTINUED)

#### 23.1 Deferred bonus incentive provision

The deferred bonus incentive provision represents the present value of the expected future cash outflows of the entitlement value at the balance sheet date less the value at which the entitlements were issued, multiplied by the number of entitlements allocated to a participant.

The value of the bonus entitlements are determined based upon the audited consolidated annual financial statements of the Group. Periodically, a number of entitlements are issued to employees, the value of which depends on the seniority of the employee. The participating rights of employees vest at different stages and employees are entitled to cash in their entitlements within one year after the participating rights have vested. The provision is utilised when eligible employees receive the value of vested entitlements.

#### 23.2 Bonus provision

The bonus provision consists of a performance bonus based on the achievement of predetermined financial targets, payable to all levels of staff.

#### 23.3 Leave pay provision

The leave pay provision relates to vested leave pay to which employees may become entitled upon leaving the employment of the Group. The provision arises as employees render a service that increases their entitlement to future compensated leave. The provision is utilised when employees who are entitled to leave pay, leave the employment of the Group or when the accrued leave due to an employee is utilised.

#### 23.4 Warranty provision

The warranty provision covered manufacturing defects in the second year of warranty on handsets sold to customers. The estimate was based on claims notified and past experience. The suppliers of the various handsets assumed responsibility for the second year warranty subsequent to March 31, 2007 and accordingly there is no remaining provision.

#### 23.5 Long-term incentive provision

The long-term incentive provision represents the present value of the expected future cash outflows to eligible employees that qualify. The amount of the liability is based on an actuarial valuation. The provision is utilised when eligible employees receive the value of vested benefits.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Net liability at beginning of the year | - | 122.1 | 161.2 |
| Interest cost | 6.5 | 9.6 | 14.4 |
| Current service cost | 9.1 | 17.6 | 20.0 |
| Recognised actuarial losses | 123.4 | 13.3 | 62.3 |
| Net cost | 139.0 | 162.6 | 257.9 |
| Total benefit payments | (16.9) | (1.4) | (32.7) |
| Net liability at end of the year | 122.1 | 161.2 | 225.2 |
| Key assumptions: | | | |
| General inflation rate (%) | 4.7 | 5.1 | 6.6 |
| Discount rate (%) | 7.4 | 8.0 | 9.5 |
| Salary inflation (%) | 5.7 | 6.1 | 7.6 |
| Valuation date | March 31, 2006 | March 31, 2007 | March 31, 2008 |

## 23. PROVISIONS (CONTINUED)

### 23.6 Other

Other provisions for the Group include provisions for advertising support payments received from suppliers of handsets and various other smaller provisions. The advertising provision represents the advertising expenditure not yet incurred or claimed by the Group or external service providers.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **24. OTHER NON-CURRENT LIABILITIES** | | | |
| Operating lease liability (Note 24.1) | 122.5 | 150.4 | 165.0 |
| Licence obligation (Note 24.2) | - | 90.7 | 96.2 |
| | 122.5 | 241.1 | 261.2 |
| **24.1 Operating lease liability** | 122.5 | 150.4 | 165.0 |
| The value of the Group's operating lease liability is R165.0 million (2007: R150.4 million; 2006: R122.5 million). The liability is due to the recognition of the operating lease expense on a straight-line basis over the lease term (Note 37). | | | |
| **24.2 Licence obligation** | - | 90.7 | 96.2 |
| On December 9, 2004, ICASA amended the Vodacom South Africa licence to allow for access to the 1800 Megahertz frequency spectrum band and the 3G radio spectrum band. | | | |
| The costs to the Group for the 1800 Megahertz frequency spectrum band obligations is estimated at R68.8 million. The net present value, at a discount rate of 8%, over three years, amounts to R64.0 million (2007: R59.1 million; 2006: Rnil). | | | |
| The cost to the Group for the 3G radio spectrum band obligations is estimated at R36.8 million. The net present value, at a discount rate of 8%, over three years amounts to R32.2 million. (2007: R31.6 million; 2006: Rnil). | | | |
| | 122.5 | 241.1 | 261.2 |
| Less: Short-term portion of other non-current liabilities | | | |
| Operating lease liability | - | (0.3) | (7.1) |
| Licence obligation | - | (30.2) | (6.7) |
| Short-term portion of other non-current liabilities* | - | (30.5) | (13.8) |
| Long-term portion of other non-current liabilities | 122.5 | 210.6 | 247.4 |

* The short-term portion of other non-current liabilities is included in trade payables (Note 25).

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **25.** **TRADE AND OTHER PAYABLES** | | | |
| Trade payables* | 3,315.4 | 4,021.3 | 4,876.5 |
| Capital expenditure creditors | 1,478.7 | 2,274.9 | 1,718.9 |
| Value Added Taxation | 100.3 | 121.9 | 82.7 |
| Sundry accruals | 89.4 | 110.8 | 359.9 |
| Revenue charged in advance | 64.2 | 34.2 | 28.6 |
| Interest accrual | 56.7 | 62.0 | 98.2 |
| Put option liability # | - | 249.3 | 396.5 |
| | 5,104.7 | 6,874.4 | 7,561.3 |

Trade payables are stated at their cost which normally approximate their fair value due to their short-term maturity.

The average credit period is between 30 and 60 days for the South African operations and between 45 and 105 days for the non-South African operations. No interest is charged on trade payables for the first 30 to 60 days from the date of invoice. The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

\* Trade payables include the short-term portion of other non-current liabilities of R13,8 million (2007: R30,5 million) (Note 24).

\# The obligation to settle the Congolese Wireless Networks s.p.r.l. put option (Note 42) in cash gives rise to an obligation which represents a financial liability. The value of the liability amounted to Rnil as at March 31, 2006. During the current and previous financial years the liability was remeasured through the consolidated income statement.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **26.** **CASH GENERATED FROM OPERATIONS** | | | |
| Profit from operations | 8,865.7 | 10,859.8 | 12,490.7 |
| Adjusted for: | | | |
| Depreciation of property, plant and equipment and amortisation of intangible assets (Note 10 and Note 11) | 2,995.8 | 3,361.2 | 3,911.2 |
| Net loss/(profit) on disposal of property, plant and equipment and intangible assets | 26.8 | (26.9) | 39.3 |
| Net impairment recognised/(reversed) (Note 3) | (52.8) | 22.9 | 29.9 |
| Net profit on disposal of subsidiary | - | (17.4) | (8.0) |
| Other non-cash flow items | 42.3 | 97.0 | 49.1 |
| Cash flow from operations before working capital changes | 11,877.8 | 14,296.6 | 16,512.2 |
| Increase in trade and other receivables | (1,035.0) | (838.8) | (915.5) |
| (Increase)/Decrease in inventory | 16.8 | 84.8 | (259.3) |
| Increase in trade and other payables and provisions | 230.7 | 323.5 | 996.1 |
| Cash generated from operations | 11,090.3 | 13,866.1 | 16,333.5 |
| **27.** **FINANCE COSTS PAID** | | | |
| Finance costs as per the income statement | (246.0) | (369.3) | (681.3) |
| Interest accrual at the beginning of the year | (39.9) | (56.7) | (62.0) |
| Interest accrual at the end of the year | 56.7 | 62.0 | 98.2 |
| Other non-cash flow items | 14.9 | 37.4 | (24.5) |
| | (214.3) | (326.6) | (669.6) |

|  |  | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---:|---:|---:|
| 28. | FINANCE INCOME RECEIVED | | | |
|  | Finance income per the income statement | 129.9 | 74.5 | 72.3 |
|  | Interest income receivable at the beginning of the year | 35.7 | 41.5 | 51.3 |
|  | Interest income receivable at the end of the year | (41.5) | (51.3) | (76.1) |
|  | Other non-cash flow items | - | (23.0) | 26.8 |
|  |  | 124.1 | 41.7 | 74.3 |
| 29. | REALISED NET LOSSES ON REMEASUREMENT AND DISPOSAL OF FINANCIAL INSTRUMENTS | | | |
|  | Gains/(losses) on remeasurement and disposal of financial instruments as per the income statement | (523.1) | (169.0) | 185.1 |
|  | Unrealised (losses)/gains on foreign exchange forward contracts | 294.6 | (20.6) | (258.4) |
|  | Unrealised (losses)/gains on foreign liability and asset revaluation | 204.3 | (108.4) | (191.9) |
|  | Unrealised gains on interest rate swap revaluation | 6.6 | 9.9 | 10.3 |
|  | Unrealised put option liability revaluation | - | 249.3 | 103.9 |
|  |  | (17.6) | (38.8) | (151.0) |
| 30. | TAXATION PAID | | | |
|  | Taxation per the income statement | (3,083.7) | (3,836.0) | (4,109.2) |
|  | Taxation payable at the beginning of the year | (632.6) | (630.2) | (1,112.7) |
|  | Taxation payable at the end of the year | 630.2 | 1,112.7 | 580.5 |
|  | Deferred taxation at the beginning of the year | (164.0) | (304.7) | (371.2) |
|  | Deferred taxation at the end of the year | 304.7 | 371.2 | 321.4 |
|  | Disposal of subsidiary – deferred taxation | - | - | 1.8 |
|  | Disposal of subsidiary – taxation payable | - | - | 0.1 |
|  | Business combination – deferred taxation | (35.8) | (17.5) | - |
|  | Business combination – taxation payable | (15.2) | - | - |
|  | Exchange difference on consolidation of foreign subsidiary | 10.4 | 9.3 | (17.1) |
|  | Movement due to foreign equity revaluation reserve | 5.7 | (8.1) | (12.9) |
|  | Fair value adjustment for available-for-sale investments | - | - | (2.7) |
|  | Remeasurement of shareholders loans | - | - | 0.5 |
|  |  | (2,980.3) | (3,303.3) | (4,721.5) |
| 31. | ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS | | | |
|  | Additions to property, plant and equipment and intangible assets (Note 10 and Note 11) | (5,141.5) | (7,214.4) | (6,923.2) |
|  | (Decrease)/Increase in capital expenditure related creditors | 353.1 | 796.2 | (591.5) |
|  | Licence obligation | - | 90.7 | 5.5 |
|  | Licence reallocation | - | - | 46.9 |
|  | Other non-cash flow items | - | - | (27.5) |
|  | Less: Goodwill acquired through increase in shareholding of existing subsidiaries | | | |
|  |   Smartphone SP (Proprietary) Limited (Note 32.2.1) | - | 313.2 | 931.2 |
|  |   Smartcom (Proprietary) Limited (Note 32.2.2) | - | 8.2 | 18.0 |
|  |   Cointel V.A.S. (Proprietary) Limited (Note 32.2.3) | - | 90.9 | - |
|  |   Goodwill allocated to Smartphone SP (Proprietary) Limited's minority shareholders | - | (40.1) | - |
|  |  | (4,788.4) | (5,955.3) | (6,540.6) |

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **32. BUSINESS COMBINATIONS AND OTHER ACQUISITIONS** | | | |
| Business combinations (Note 32.1) | (0.1) | (101.2) | - |
| Other acquisitions (Note 32.2) | - | (490.0) | (956.5) |
| | (0.1) | (591.2) | (956.5) |
| **32.1 Business combinations** | | | |
| InterConnect s.p.r.l. (Note 32.1.1) | - | (21.2) | - |
| Africell Cellular Services (Proprietary) Limited (Note 32.1.2) | - | (80.0) | - |
| Tiscali (Proprietary) Limited (Note 32.1.3) | 0.3 | - | - |
| Cointel V.A.S. (Proprietary) Limited (Note 32.1.4) | (0.4) | - | - |
| | (0.1) | (101.2) | - |

**32.1.1 InterConnect s.p.r.l.**

Effective November 1, 2006 the Group acquired the internet service provider business of InterConnect s.p.r.l. The fair values of the assets and liabilities acquired were determined as follows:

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Fair value of net assets acquired | - | (8.6) | - |
| Property, plant and equipment | - | 2.5 | - |
| Intangible assets | - | 9.7 | - |
| Inventory | - | 0.3 | - |
| Deferred taxation liability | - | (3.9) | - |
| Goodwill | - | (12.6) | - |
| Purchase price | - | (21.2) | - |

The purchase price of R21.2 million (US$2.8 million) (excluding capitalised costs) was paid on November 1, 2006.

Revenue amounting to R8.2 million (US$1.2 million) and net profit of R2.8 million (US$0.4 million) are included in the prior year results. It was impracticable to disclose the impact of the consolidated revenue and consolidated net profit for the full year ended March 31, 2007.

The goodwill related to the acquisition represents future synergies and is allocated to the Democratic Republic of Congo's cash-generating unit.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|

**32. BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)**

**32.1 Business combinations (continued)**

**32.1.2 Africell Cellular Services (Proprietary) Limited**

Effective October 1, 2006 the Group acquired the cellular business of Africell Cellular Services (Proprietary) Limited. The fair value of the assets and liabilities acquired were preliminary determined as follows:

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Fair value of net assets acquired | - | (36.3) | - |
| Property, plant and equipment | - | 3.1 | - |
| Intangible assets | - | 46.8 | - |
| Deferred taxation liability (including taxation effect on intangible assets) | - | (13.6) | - |
| Goodwill | - | (43.7) | - |
| Purchase price | - | (80.0) | - |

The customer base was not previously recorded in the accounting records of Africell Cellular Services (Proprietary) Limited as it was an internally generated intangible asset. The goodwill related to the acquisition represents future synergies and the ability to directly control the Group's customers in South Africa. It is impracticable to disclose the revenue and profit of the business that is included in the prior year's results as the customer base was integrated into Vodacom Service Provider Company (Proprietary) Limited. The profit and revenue related to these customers were not separately recorded. For this reason it would not be practicable to determine the impact on revenue and profits of the Group for a full year.

**32.1.3 Tiscali (Proprietary) Limited**

Effective February 1, 2005 the Group acquired the cellular business of Tiscali (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined as follows:

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Fair value of net assets acquired | - | - | - |
| Contract customer base | - | - | - |
| Deferred taxation liability | - | - | - |
| Goodwill | 0.3 | - | - |
| Purchase price | 0.3 | - | - |

The customer base was not previously recorded in the accounting records of Tiscali (Proprietary) Limited as it was an internally generated intangible asset. The goodwill related to the acquisition represents future synergies and the ability to directly control the Group's customers in South Africa. It is impracticable to disclose the revenue and profit of the business that is included in the prior years results as the customer base was integrated into Vodacom Service Provider Company (Proprietary) Limited. The profit and revenue related to these customers were not separately recorded. For this reason it would not be practicable to determine the impact on revenue and profits of the Group for a full year.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|

### 32.    BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)
#### 32.1    Business combinations (continued)
#### 32.1.4  Cointel V.A.S. (Proprietary) Limited

On August 1, 2005, the Group acquired a 51% interest in the equity of Cointel V.A.S. (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined by the Group as follows:

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Fair value of net assets acquired | (94.9) | - | - |
| Property, plant and equipment | 1.7 | - | - |
| Intangible assets | 179.3 | - | - |
| Trade and other receivables | 7.4 | - | - |
| Cash and cash equivalents | 83.9 | - | - |
| Deferred taxation liability (including taxation effect on intangible assets) | (35.8) | - | - |
| Trade and other payables | (114.2) | - | - |
| Taxation payable | (15.2) | - | - |
| Provisions | (1.2) | - | - |
| Dividends payable | (11.0) | - | - |
| Minority interest | 46.5 | - | - |
| Goodwill | (35.9) | - | - |
| Purchase price (including capitalised costs) | (84.3) | - | - |
| Cash and cash equivalents | 83.9 | - | - |
| Cash consideration | (0.4) | - | - |
| The carrying value of the assets and liabilities at acquisition was as follows: | 6.3 | - | - |
| Non-current assets | 56.7 | - | - |
| Current assets | 91.3 | - | - |
| Non-current liabilities | (1.2) | - | - |
| Current liabilities | (140.5) | - | - |

The purchase price of R83.6 million (excluding capitalised costs) was paid on August 23, 2005.

Revenue amounting to R89.9 million and net profit of R17.8 million were included in the 2006 year results. Restated consolidated revenue would have amounted to R34,062.5 million and restated consolidated net profit to R5,153.2 million if the entity had been consolidated for the full year ended March 31, 2006.

The goodwill related to the acquisition represents future synergies and is allocated to the South African cash-generating unit.

|  | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|
| **32.** **BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)** | | | |
| **32.2** **Other acquisitions** | | | |
| Smartphone SP (Proprietary) Limited and subsidiaries (Note 32.2.1) | - | (333.9) | (938.1) |
| Smartcom (Proprietary) Limited (Note 32.2.2) | - | (9.1) | (18.0) |
| Cointel V.A.S. (Proprietary) Limited (Note 32.2.3) | - | (147.0) | (0.4) |
|  | - | (490.0) | (956.5) |

**32.2.1 Smartphone SP (Proprietary) Limited and subsidiaries**

On August 31, 2007 the Group increased its interest in the equity of Smartphone SP (Proprietary) Limited from 70% to 100%, which at that time had a 88% shareholding in Smartcom (Proprietary) Limited, a 100% shareholding in Stand 13 Eastwood Road Dunkeld (Proprietary) Limited, a 52% shareholding in Ithuba Smartcall (Proprietary) Limited, a 100% shareholding in Cointel V.A.S. (Proprietary) Limited and a 90% shareholding in Smartcall Smartlife (Proprietary) Limited. The acquisition was accounted for using the parent entity extension method.

| | | | |
|---|---|---|---|
| Minority interest | - | - | (6.1) |
| Goodwill | - | - | (931.2) |
| Purchase price (including capitalised cost) | - | - | (937.3) |

The purchase price of R935.0 million was paid on September 3, 2007 and the capitalised costs of R2.3 million was paid on March 26, 2008.

On August 30, 2006, the Group acquired a further 19% interest in the equity of Smartphone SP (Proprietary) Limited, which had a 85.75% shareholding in Smartcom (Proprietary) Limited at the time, 100% shareholding in Stand 13 Eastwood Road Dunkeld (Proprietary) Limited and 52% shareholding in Ithuba Smartcall (Proprietary) Limited. The acquisition was accounted for using the parent entity extension method.

| | | | |
|---|---|---|---|
| Minority interest acquired | - | (21.5) | - |
| Goodwill | - | (313.2) | - |
| Purchase price (including capitalised costs) | - | (334.7) | - |
| Capitalised cost (paid)/payable | - | 0.8 | (0.8) |
| Cash consideration | - | (333.9) | (0.8) |

The purchase price of R333.9 million was paid in three tranches on October 3, 2006, January 16, 2007 and March 26, 2007. Capitalised costs of R0.8 million was paid on November 2, 2007. The outstanding amount accrued interest at 7.6% per annum from September 21, 2006 up to the date of payment.

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|

**32.    BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)**

**32.2    Other acquisitions (continued)**

**32.2.2    Smartcom (Proprietary) Limited**

On September 1, 2007 the Group increased its interest in the equity of Smartcom (Proprietary) Limited from 88% to 100%. The acquisition was accounted for using the parent entity extension method.

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Minority interest | - | - | - |
| Goodwill | - | - | (18.0) |
| Purchase price | - | - | (18.0) |

The purchase price of R18.0 million was paid on September 6, 2007.

On September 13, 2006, the Group increased its interest in Smartcom (Proprietary) Limited to 88% by acquiring an additional 2.25% interest through its 70% owned subsidiary, Smartphone SP (Proprietary) Limited. The acquisition was accounted for using the parent entity extension method.

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Minority interest | - | (0.9) | - |
| Goodwill | - | (8.2) | - |
| Purchase price | - | (9.1) | - |

The purchase price of R9.1 million was paid in two instalments on February 21, 2007 and March 26, 2007.

**32.2.3    Cointel V.A.S. (Proprietary) Limited**

On October 4, 2006 the Group increased its interest to 100% by acquiring 49% from the minority shareholders. The purchase price of R147.0 million was paid on October 18, 2006 while the capitalised cost was paid on November 2, 2007. The acquisition was accounted for using the parent entity extension method.

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Minority interest | - | (56.5) | - |
| Goodwill | - | (90.9) | - |
| Purchase price (including capitalised costs) | - | (147.4) | - |
| Capitalised cost (paid)/payable | - | 0.4 | (0.4) |
| Cash consideration | - | (147.0) | (0.4) |

On October 9, 2006, Smartphone SP (Proprietary) Limited, acquired 100% shareholding of Cointel V.A.S. (Proprietary) Limited from Vodacom Group (Proprietary) Limited for R300.0 million.

As a result of the sale of Cointel V.A.S. (Proprietary) Limited from Vodacom Group (Proprietary) Limited to Smartphone SP (Proprietary) Limited, R38.0 million goodwill was realised, which resulted in the realisation of R17.4 million profit on consolidation.

|  |  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|---|
| **33.** | **DISPOSAL OF SUBSIDIARIES** |  |  |  |
|  | Ithuba Smartcall (Proprietary) Limited (Note 33.1) | - | - | - |
|  | Stand 13 Eastwood Road Dunkeld (Proprietary) Limited (Note 33.2) | - | - | 15.7 |
|  | Smartcall Smartlife (Proprietary) Limited * | - | - | - |
|  |  | - | - | 15.7 |

**33.1 Ithuba Smartcall (Proprietary) Limited**

On September 3, 2007, the Group disposed of its 52% interest in Ithuba Smartcall (Proprietary) Limited. The carrying value of the assets and liabilities disposed of were as follows:

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Carrying amount of net assets disposed of | - | - | 0.1 |
| Trade and other receivables | - | - | - |
| Cash and cash equivalents | - | - | 0.1 |
| Minority interest | - | - | (0.3) |
| Capital gain on disposal | - | - | 0.3 |
| Selling price | - | - | 0.1 |
| Cash and cash equivalents | - | - | (0.1) |
| Cash consideration | - | - | - |
| Selling price satisfied by: |  |  |  |
| Cash | - | - | 0.1 |

The consideration was received on September 6, 2007.

**33.2 Stand 13 Eastwood Road Dunkeld (Proprietary) Limited**

On September 3, 2007, the Group disposed of its 100% interest in Stand 13 Eastwood Road Dunkeld (Proprietary) Limited. The carrying value of the assets and liabilities disposed of were as follows:

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Carrying amount of net assets disposed of | - | - | 8.4 |
| Property, plant and equipment | - | - | 13.8 |
| Deferred taxation | - | - | (1.8) |
| Cash and cash equivalents | - | - | 0.4 |
| Interest bearing debt | - | - | (3.9) |
| Taxation payable | - | - | (0.1) |
| Minority interest | - | - | - |
| Capital gain on disposal | - | - | 7.7 |
| Selling price | - | - | 16.1 |
| Cash and cash equivalents | - | - | (0.4) |
| Cash consideration | - | - | 15.7 |
| Selling price satisfied by: |  |  |  |
| Cash | - | - | 16.1 |

The consideration was received on September 6, 2007.

\* On October 1, 2007, the Group disposed of its 90% interest in Smartcall Smartlife (Proprietary) Limited for R90. The carrying value of the assets and liabilities disposed amounted to R1,000.

| | 2006<br>Rm | 2007<br>Rm | 2008<br>Rm |
|---|---|---|---|
| **34. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR** | | | |
| Bank and cash balances | 3,146.1 | 771.4 | 977.6 |
| Bank borrowings * | (1,385.8) | (879.2) | (2,596.8) |
| Bank borrowings classified as financing activities | - | - | 2,456.0 |
| | 1,760.3 | (107.8) | 836.8 |

\* Bank borrowings, excluding those used for financing activities, are regarded as part of the Group's integral cash management system.

The fair value of cash and cash equivalents normally approximate their carrying amount due to short-term maturity.

| | 2006<br>R | 2007<br>R | 2008<br>R |
|---|---|---|---|
| **35. EARNINGS AND DIVIDEND PER SHARE** | | | |
| **35.1 Basic and diluted earnings per share** | | | |
| The calculation of basic earnings per ordinary share is based on earnings of R7,811.4 million (2007: R6,342.4 million; 2006: R5,026.1 million) and 10,000 issued ordinary shares (2007: 10,000; 2006: 10,000). | | | |
| | 502,610 | 634,240 | 781,140 |

Due to no dilution factors being present, basic earnings per share equals diluted earnings per share.

**35.2 Dividend per share**

The calculation of the dividend per ordinary share is based on a declared ordinary dividend of R5,940.0 million (2007: R5,400.0 million; 2006: R4,500.0 million) and 10,000 issued ordinary shares (2007: 10,000; 2006: 10,000).

| The dividends were declared as follows: | 2006 | 2007 | 2008 |
|---|---|---|---|
| Declared March 6, 2008 to shareholders registered on April 1, 2008 and paid on April 3, 2008 (Final) | - | - | 319,000 |
| Declared October 1, 2007 to shareholders registered on October 1, 2007 and paid on October 4, 2008 (Interim) | - | - | 275,000 |
| Declared March 14, 2007 to shareholders registered on April 2, 2007 and paid on April 4, 2007 (Final) | - | 290,000 | - |
| Declared September 7, 2006 to shareholders registered on October 2, 2006 and paid on October 4, 2006 (Interim) | - | 250,000 | - |
| Declared March 9, 2006 to shareholders registered on April 3, 2006 and paid on April 5, 2006 (Final) | 280,000 | - | - |
| Declared September 9, 2005 to all shareholders registered on October 1, 2005 and paid on October 3, 2005 (Interim) | 170,000 | - | - |
| | 450,000 | 540,000 | 594,000 |

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **36. CAPITAL COMMITMENTS** | | | |
| Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows: | | | |
| Vodacom (Proprietary) Limited | 709.1 | 747.6 | 997.4 |
| Vodacom Congo (RDC) s.p.r.l. | 99.5 | 209.7 | 251.1 |
| Vodacom Tanzania Limited | 201.2 | 56.7 | 212.9 |
| VM, S.A.R.L. | 34.2 | 32.0 | 66.3 |
| Vodacom Service Provider Company (Proprietary) Limited | 16.9 | 14.8 | 48.4 |
| Vodacom Group (Proprietary) Limited | 222.9 | 120.7 | 23.4 |
|  | 1,283.8 | 1,181.5 | 1,599.5 |
| Capital expenditure commitments approved by the Board of Directors but not yet contracted for at the balance sheet date are as follows: | | | |
| Vodacom (Proprietary) Limited | 4,872.3 | 4,916.7 | 5,509.7 |
| Vodacom Tanzania Limited | 650.6 | 889.3 | 1,743.6 |
| Vodacom Congo (RDC) s.p.r.l. | 293.4 | 660.0 | 876.4 |
| Vodacom Service Provider Company (Proprietary) Limited | 164.7 | 277.7 | 254.0 |
| Vodacom Lesotho (Proprietary) Limited | 24.9 | 48.5 | 129.3 |
| Vodacom Group (Proprietary) Limited | 111.7 | 50.7 | 10.2 |
| VM, S.A.R.L. | 71.7 | 259.4 | 299.0 |
| Vodacom International Limited (Mauritius) | - | - | 0.2 |
| Smartphone SP (Proprietary) Limited | 15.2 | 12.2 | - |
| Cointel V.A.S. (Proprietary) Limited | 2.2 | 4.1 | - |
| Skyprops 134 (Proprietary) Limited | - | 16.6 | - |
|  | 6,206.7 | 7,135.2 | 8,822.4 |

The capital expenditure of the Group will be financed through internal cash generation, extended supplier credit and bank credit.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **37.** **OTHER COMMITMENTS** | | | |
| Operating leases (Note 37.1) | 6,845.6 | 2,765.2 | 4,570.9 |
| Sport and marketing contracts (Note 37.2) | 1,133.7 | 881.7 | 1,359.5 |
| Other (Note 37.10) | - | - | 94.0 |
| | 7,979.3 | 3,646.9 | 6,024.4 |

| | Within one year Rm | Between one and five years Rm | After five years Rm | Total Rm |
|---|---|---|---|---|
| **37.1** **Operating leases** | | | | |
| Transmission and data lines GSM | 385.0 | 1,055.1 | 172.8 | 1,612.9 |
| Accommodation | 149.6 | 620.3 | 903.0 | 1,672.9 |
| Site rentals | 186.0 | 560.0 | 510.0 | 1,256.0 |
| Other operating leases | 14.9 | 14.1 | 0.1 | 29.1 |
| | 735.5 | 2,249.5 | 1,585.9 | 4,570.9 |

The remaining lease term for transmission and data lines is between 1 and 5 years with a fixed price escalation clause per annum and various options to renew. The remaining lease term and escalation rate for office accommodation is between 1 and 15 years and between 3% and 13% per annum respectively with an option to renew for a further period. The remaining lease term and escalation rate for other accommodation is between 1 month and 18 years and between 6% and 12% per annum respectively with a option to renew. The remaining average lease term for site rentals is 5 years and the lease escalates annually on the anniversary date using fixed or consumer price index rates with an option to renew on the same terms and conditions.

| | Within one year Rm | Between one and five years Rm | After five years Rm | Total Rm |
|---|---|---|---|---|
| **37.2** **Sport and marketing contracts** | 563.6 | 789.4 | 6.5 | 1,359.5 |

**37.3** **Service providers**

Service provider agreements with the Group's independent service providers were extended for a further period of five years during the 2006 financial year.

**37.4** **Cellular licence fees**

Network operators in the Group pay monthly licence fees based on their net operational income as defined in the licence agreement. Net operational income is defined as the total invoiced revenue of the licensee excluding discounts, Value Added Taxation and other direct taxes derived from customers of the licensee for the provision to them of the service, less net interconnect fees and bad debts actually incurred.

37.    OTHER COMMITMENTS (CONTINUED)

37.5    Global Alliance fees

The Group pays annual fees from February 18, 2005 for services provided to the Group by Vodafone Group Plc. The fee is calculated as a percentage of revenue and amounted to R303.9 million (2007: R249.8 million; 2006: R175.2 million).

37.6    Retention incentives

The Group has committed a maximum of R1,316.6 million (2007: R651.9 million; 2006: R456.0 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded into new contracts, and therefore have not utilised the incentives available for such upgrades. The Group has not recognised the liability, as no legal obligation exists, since the customers have not yet entered into new contracts.

37.7    Activation bonuses

The Group has a potential liability in respect of activation bonuses payable related to starter packs sold which have not yet been validated. The exposure is estimated at approximately R14.4 million (2007: R7.8 million; 2006: R8.9 million).

37.8    Activation commissions

The Group has a commitment to a maximum of R119.3 million (2007: R115.6 million; 2006: R141.7 million) in terms of activation commissions on gross prepaid connections in excess of the legal liability recorded in the financial statements.

37.9    Transmission and data lines

Effective April 1, 2006 most transmission and data line links were migrated to new BTS and Broadband agreements. The Group's commitment to Telkom SA Limited in respect of transmission line rentals of R914.9 million per annum may be adjusted downwards in the future depending on the Group's self-provisioning capabilities and the availability of alternative transmission players in the market place from whom the Group may source transmission on a competitive basis and as a result no future commitments are disclosed in Note 37.1.

| | Within one year Rm | Between one and five years Rm | After five years Rm | Total Rm |
|---|---|---|---|---|
| 37.10 Other | 14.9 | 79.1 | - | 94.0 |

Included above are various other accommodation commitments.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **38. CONTINGENCIES** | | | |
| Various other legal matters | 5.0 | 7.6 | 7.0 |

### 38.1 Negative working capital ratio

For the financial years ended March 31, 2008, 2007 and 2006 the Group had a negative working capital ratio. A negative working capital ratio arises when the Group's current liabilities are greater than the current assets. The Group's management believes that based on its operating cash flow, it will be able to meet liabilities as they arise and that it is in compliance with all covenants contained in the borrowing agreements.

### 38.2 Universal Service Obligation

The Group has a potential liability in respect of the 1800 MHz Universal Service Obligation in terms of the distribution costs relating to 2.5 million SIM cards.

### 38.3 Unresolved taxation matters

The Group is regularly subject to an evaluation, by the taxation authorities, of its direct and indirect taxation filings. The consequence of such reviews is that disputes can arise with the taxation authorities over the interpretation or application of certain taxation rules applicable to the Group's business. These disputes may not necessarily be resolved in a manner that is favourable for the Group. Additionally the resolution of the disputes could result in an obligation for the Group.

The Group has discussions with relevant taxation authorities on specific matters regarding the application and interpretation of taxation legislation affecting the Group and the industry in which it operates. No reliable assessment can be made at this time of any exposure, if any, that the Group may incur.

The Group has considered all matters in dispute with the taxation authorities and has assessed the deductibility of expenses initially disallowed for taxation purposes. Deferred taxation assets have only been recognised in this regard if it is probable that the Group will succeed in its disagreements with the taxation authorities.

### 38.4 Various legal contingencies

The Group is currently involved in various legal proceedings against it. Certain of these proceedings are long outstanding and many of these are employee related matters. The Group in consultation with its legal counsel has assessed the outcome of these proceedings and the likelihood that certain of these cases are not likely to be in the Group's favour. Following this assessment, the Group's management has determined that no provision is required in respect of these legal proceedings as at March 31, 2008.

### 38.5 Contingent asset

Litigation is being instituted for the recovery of certain fees paid by the Group. The information usually required by IAS 37: Provisions, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation. The directors are of the opinion that a claim may be successful and that the amount recovered could be significant.

### 38. CONTINGENCIES (CONTINUED)

#### 38.6 Customer registration

The telecommunications industry in the Democratic Republic of the Congo is subject to a recently promulgated ministerial decree requiring the registration of the entire customer base of all network operators. This decree requires prescribed particulars of all customers to be obtained and maintained by June 30, 2008. The sanction for non-compliance by any operator who has not identified its customers in accordance with the requirements of this decree within three months from March 28, 2008 could result in:

· a fine equivalent to between US$5 thousand and US$10 thousand per customer; and
· suspension of the licence for a period not exceeding three months in the event of repetition; and
· suspension of the licence in the event of a likely disturbance of law and order/safety.

The Group is making every effort to obtain the required information but management believes it is unlikely that the Group will meet all the requirements as prescribed in this decree by June 30, 2008. Management is engaging with the relevant ministries on this matter and is presently unable to reliably assess the potential impact on the Group in the event of non-compliance with this decree.

### 39. RETIREMENT BENEFITS

All eligible employees of the Group are members of the Vodacom Group Pension Fund, a defined contribution pension scheme. Certain executive employees of the Group are also members of the Vodacom Executive Provident Fund, a defined contribution provident scheme. Both schemes are administered by ABSA Consultants and Actuaries (Proprietary) Limited. Current contributions to the pension fund amounted to R113.4 million (2007: R84.7 million; 2006: R76.4 million). Current contributions to the provident fund amounted to R13.5 million (2007: R12.7 million; 2006: R12.9 million). South African funds are governed in terms of the Pension Funds Act of 1956.

### 40. EVENTS SUBSEQUENT TO YEAR END

The Directors are not aware of any matter or circumstance arising since the end of the financial year, not otherwise dealt with in the consolidated annual financial statements, which significantly affects the financial position of the company as at March 31, 2008 or the results of its operations or cash flows for the year ended, other than the following:

#### 40.1 Broad Based Black Economic Empowerment ("BBBEE")

The Group is in the process of finalising a R7.5 billion BBBEE equity deal whereby strategic business partners, employees and the black public will have the opportunity to share in the success of Vodacom South Africa going forward.

#### 40.2 Global Telematics SA (Proprietary) Limited

On October 26, 2007 Vodacom Service Provider Company (Proprietary) Limited ("VSPC"), entered into an agreement with Global Telematics SA (Proprietary) Limited ("Global Telematics"). In terms of the agreement Glocell Service Provider Company (Proprietary) Limited ("GSPC"), will cede, transfer and assign its agreements together with all of its obligations and its rights attaching to its customers connected to the Vodacom Network to Global Telematics. GSPC connects all voice contract customers and sells pre-paid starter packs on behalf of Global Telematics. VSPC will acquire the consolidated customer base from Global Telematics which will consist of active prepaid customers, active contract customers and active telemetry customers, subject to certain suspensive conditions. Once these suspensive conditions are met the transaction would be effective.

#### 40.3 VM, S.A.R.L. trading as Vodacom Mozambique

Effective May 12, 2008 Vodacom International Limited sold 5% of its 90% owned equity investment in Vodacom Mozambique, leaving Vodacom International Limited with an 85% equity investment in Vodacom Mozambique. Certain suspensive conditions are to be met before the transaction will be effective.

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **41.    RELATED PARTY TRANSACTIONS** | | | |
| **41.1    Balances with related parties** | | | |

Related party transactions occur within the Group. Details of transactions entered into are as follows:

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Included in accounts receivable | | | |
| Telkom SA Limited – Interconnect | 509.7 | 699.3 | 761.7 |
| Telkom SA Limited – Other | 6.3 | 6.9 | 16.2 |
| Vodafone Group Plc and subsidiaries | 12.7 | 20.9 | 13.4 |
| Transactions with entities in which related parties have an interest | - | - | 37.1 |
| | | | |
| Included in accounts payable | | | |
| Telkom SA Limited – Interconnect | (85.3) | (80.1) | (83.9) |
| Telkom SA Limited – Other | (16.5) | (41.3) | (23.2) |
| Vodafone Group Plc and subsidiaries | (4.7) | (6.4) | (328.1) |
| Transactions with entities in which related parties have an interest | - | (8.0) | (3.4) |
| | | | |
| Dividends payable | | | |
| Telkom SA Limited | (1,400.0) | (1,450.0) | (1,595.0) |
| Vodafone Holdings (SA) (Proprietary) Limited | (980.0) | (867.1) | (641.2) |
| Vodafone Telecommunications Investments (SA) (Propietary) Limited | (420.0) | (582.9) | (953.8) |

These outstanding balances are unsecured and will be settled in cash in the ordinary course of business. No guarantees or provision for doubtful debts have been recognised.

**41.2    Transactions with related parties**

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Telkom SA Limited and subsidiaries (Entity with joint control over the Group) | (798.5) | (1,221.3) | (1,436.1) |
| | | | |
| Audit fees recovered | 4.8 | 6.1 | 5.9 |
| Cellular usage | 37.0 | 45.6 | 54.0 |
| Installation of transmission lines | (93.4) | (67.6) | (100.2) |
| Interconnect expense | (464.3) | (468.2) | (468.1) |
| Interconnect income | 2,817.8 | 2,908.4 | 2,963.4 |
| Interest paid – commercial | (0.1) | (0.1) | (0.2) |
| Lease of transmission lines | (752.1) | (839.0) | (928.2) |
| Other | 4.8 | (75.4) | 41.1 |
| Site costs | (26.3) | (30.9) | (40.0) |
| Telephone landline usage | (26.7) | (14.9) | (10.7) |
| Site rental income | 10.8 | 14.7 | 16.9 |
| Telkom prepaid vouchers | (60.8) | - | - |
| Dividend payable | (1,400.0) | (1,450.0) | (1,595.0) |
| Dividend paid | (850.0) | (1,250.0) | (1,375.0) |

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **41.** **RELATED PARTY TRANSACTIONS (CONTINUED)** | | | |
| **41.2** **Transactions with related parties (continued)** | | | |
| Vodafone Group Plc and subsidiaries | (192.0) | (338.2) | (417.9) |
| Roaming income | 73.6 | 108.4 | 141.0 |
| Roaming expense | (90.6) | (188.9) | (256.9) |
| Global alliance agreement | (175.2) | (249.8) | (303.9) |
| Other | 0.2 | (7.9) | 1.9 |
| Vodafone Holdings (SA) (Proprietary) Limited (Entity with joint control over the Group) | (1,575.0) | (1,614.6) | (1,194.0) |
| Dividend payable | (980.0) | (867.1) | (641.2) |
| Dividend paid | (595.0) | (747.5) | (552.8) |
| Vodafone Telecommunications Investments (SA) (Proprietary) Limited | (679.8) | (1,085.4) | (1,776.1) |
| Dividend payable | (420.0) | (582.9) | (953.8) |
| Dividend paid | (255.0) | (502.5) | (822.3) |
| Interest payments | (1.9) | - | - |
| Facility fees | (0.9) | - | - |
| Aircraft charter fees | (2.0) | - | - |
| Gogga Tracking Solutions (Proprietary) Limited | - | - | (4.8) |
| Prepaid contracts activations and upgrades | - | - | (4.8) |
| XLink Communications (Proprietary) Limited | - | - | (5.9) |
| Prepaid contracts activations and upgrades | - | - | (5.9) |
| Transactions with entities in which related parties have an interest | (20.3) | (40.6) | 53.0 |

During the previous year the Group acquired a 10% shareholding in WBS Holdings (Proprietary) Limited for R80.8 million, a company in which a family member of a Group director has significant influence.

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **41.3** **Key management personnel compensation** **(excluding directors' emoluments)** | | | |
| Key management personnel remuneration | (56.0) | (83.1) | (112.7) |
| Salaries and restraint of trade payments | (17.1) | (32.7) | (32.0) |
| Fringe benefits | (0.6) | (0.8) | (1.2) |
| Bonuses and incentives | (30.6) | (37.6) | (61.1) |
| Long-term benefits | (7.6) | (12.0) | (18.4) |
| Other | (0.1) | - | - |
| Included in key management personnel's remuneration | (2.2) | (3.8) | (8.6) |
| Pension fund employer contributions | (1.2) | (1.7) | (4.3) |
| Provident fund employer contributions | (0.6) | (1.7) | (3.5) |
| Medical aid employer contributions | (0.4) | (0.4) | (0.8) |

Key management include Chief Officers and Group Executives.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **41. RELATED PARTY TRANSACTIONS (CONTINUED)** | | | |
| **41.4 Directors' emoluments** | | | |
| Directors' remuneration | (96.7) | (76.7) | (86.5) |
| Executive directors – fees as directors: salaries and restraint of trade payments | (35.6) | (16.3) | (18.7) |
| Executive directors – fees as directors: fringe benefits | (0.7) | (1.2) | (0.6) |
| Executive directors – fees as directors: bonuses and incentives | (46.2) | (48.5) | (52.2) |
| Executive directors – long-term benefits | (13.6) | (8.5) | (13.6) |
| Non-executive directors – fees as directors | (0.6) | (2.2) | (1.4) |
| Included in directors' remuneration | (4.2) | (15.8) | (7.5) |
| Pension fund employer contributions | (0.5) | (8.3) | (2.5) |
| Provident fund employer contributions | (3.5) | (7.3) | (4.8) |
| Medical aid employer contributions | (0.2) | (0.2) | (0.2) |
| Directors' remuneration and emoluments paid and accrued by: | (96.7) | (76.7) | (86.5) |
| Vodacom Group (Proprietary) Limited | (77.1) | (64.8) | (71.2) |
| Subsidiaries | (19.6) | (11.9) | (15.3) |

42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
42.1 Categories of financial instruments

| | Notes | Total Rm | At fair value through profit or loss: Held for trading Rm | Loans and receivables Rm | Available-for-sale financial assets Rm | Financial liabilities at amortised cost Rm | Finance lease receivables and payables Rm | Equity and non financial assets and liabilities Rm |
|---|---|---|---|---|---|---|---|---|
| **2006** | | | | | | | | |
| **Assets** | | | | | | | | |
| **Non-current assets** | | | | | | | | |
| Property, plant and equipment | 10 | 13,386.6 | - | - | - | - | - | 13,386.6 |
| Intangible assets | 11 | 1,954.9 | - | - | - | - | - | 1,954.9 |
| Financial assets | 12 | 92.1 | - | 92.1 | - | - | - | - |
| Deferred taxation | 13 | 297.6 | - | - | - | - | - | 297.6 |
| Deferred cost | | 311.2 | - | - | - | - | - | 311.2 |
| Lease assets | 16 | 36.8 | - | - | - | - | 6.2 | 30.6 |
| **Current assets** | | | | | | | | |
| Deferred cost | | 451.8 | - | - | - | - | - | 451.8 |
| Financial assets | 12 | 149.3 | 149.3 | - | - | - | - | - |
| Inventory | 14 | 454.3 | - | - | - | - | - | 454.3 |
| Trade and other receivables | 15 | 4,474.0 | - | 4,180.7 | - | - | - | 293.3 |
| Lease assets | 16 | 13.1 | - | - | - | - | 13.1 | - |
| Cash and cash equivalents | 34 | 3,146.1 | - | 3,146.1 | - | - | - | - |
| **Total assets** | | 24,767.8 | 149.3 | 7,418.9 | - | - | 19.3 | 17,180.3 |
| **Equity** | | | | | | | | |
| Ordinary share capital | 17 | * | - | - | - | - | - | * |
| Retained earnings | | 8,583.0 | - | - | - | - | - | 8,583.0 |
| Non-distributable reserves | 18 | (194.0) | - | - | - | - | - | (194.0) |
| **Equity attributable to equity holders of the parent** | | 8,389.0 | - | - | - | - | - | 8,389.0 |
| Minority interests | 19 | 283.3 | - | - | - | - | - | 283.3 |
| **Total equity** | | 8,672.3 | - | - | - | - | - | 8,672.3 |
| **Non-current liabilities** | | | | | | | | |
| Interest bearing debt | 21 | 819.2 | - | - | - | 90.9 | 728.3 | - |
| Deferred taxation | 13 | 602.3 | - | - | - | - | - | 602.3 |
| Deferred revenue | | 320.3 | - | - | - | - | - | 320.3 |
| Provisions | 23 | 372.3 | - | - | - | - | - | 372.3 |
| Other non-current liabilities | 24 | 122.5 | - | - | - | - | - | 122.5 |
| **Current liabilties** | | | | | | | | |
| Trade and other payables | 25 | 5,104.7 | - | - | - | 4,940.2 | - | 164.5 |
| Deferred revenue | | 1,604.5 | - | - | - | - | - | 1,604.5 |
| Taxation payable | | 630.2 | - | - | - | - | - | 630.2 |
| Non-interest bearing debt | 22 | 4.3 | - | - | - | 4.3 | - | - |
| Interest bearing debt | 21 | 1,645.5 | - | - | - | 1,566.3 | 79.2 | - |
| Provisions | 23 | 623.0 | - | - | - | - | - | 623.0 |
| Dividends payable | | 2,800.0 | - | - | - | 2,800.0 | - | - |
| Derivative financial liabilities | 42 | 60.9 | 60.9 | - | - | - | - | - |
| Bank borrowings | 34 | 1,385.8 | - | - | - | 1,385.8 | - | - |
| **Total liabilities** | | 16,095.5 | 60.9 | - | - | 10,787.5 | 807.5 | 4,439.6 |
| **Total equity and liabilities** | | 24,767.8 | 60.9 | - | - | 10,787.5 | 807.5 | 13,111.9 |

42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

42.1 Categories of financial instruments (continued)

| | Notes | Total Rm | At fair value through profit or loss: Held for trading Rm | Loans and receivables Rm | Available-for-sale financial assets Rm | Financial liabilities at amortised cost Rm | Finance lease receivables and payables Rm | Equity and non financial assets and liabilities Rm |
|---|---|---|---|---|---|---|---|---|
| 2007 | | | | | | | | |
| Assets | | | | | | | | |
| Non-current assets | | | | | | | | |
| Property, plant and equipment | 10 | 17,073.2 | - | - | - | - | - | 17,073.2 |
| Intangible assets | 11 | 2,700.3 | - | - | - | - | - | 2,700.3 |
| Financial assets | 12 | 209.5 | - | 114.4 | 95.1 | - | - | - |
| Deferred taxation | 13 | 386.1 | - | - | - | - | - | 386.1 |
| Deferred cost | | 396.4 | - | - | - | - | - | 396.4 |
| Lease assets | 16 | 78.8 | - | - | - | - | 43.7 | 35.1 |
| Current assets | | | | | | | | |
| Deferred cost | | 574.8 | - | - | - | - | - | 574.8 |
| Financial assets | 12 | 207.5 | 191.3 | 16.2 | - | - | - | - |
| Inventory | 14 | 364.3 | - | - | - | - | - | 364.3 |
| Trade and other receivables | 15 | 5,675.0 | - | 5,334.9 | - | - | - | 340.1 |
| Lease assets | 16 | 32.9 | - | - | - | - | 32.9 | - |
| Cash and cash equivalents | 34 | 771.4 | - | 771.4 | - | - | - | - |
| Total assets | | 28,470.2 | 191.3 | 6,236.9 | 95.1 | - | 76.6 | 21,870.3 |
| Equity | | | | | | | | |
| Ordinary share capital | 17 | * | - | - | - | - | - | * |
| Retained earnings | | 9,523.2 | - | - | - | - | - | 9,523.2 |
| Non-distributable reserves | 18 | (97.4) | - | - | - | - | - | (97.4) |
| Equity attributable to equity holders of the parent | | 9,425.8 | - | - | - | - | - | 9,425.8 |
| Minority interests | 19 | 221.2 | - | - | - | - | - | 221.2 |
| Total equity | | 9,647.0 | - | - | - | - | - | 9,647.0 |
| Non-current liabilities | | | | | | | | |
| Interest bearing debt | 21 | 2,051.4 | - | - | - | 1,436.4 | 615.0 | - |
| Non-interest bearing debt | 22 | 3.0 | - | - | - | 3.0 | - | - |
| Deferred taxation | 13 | 757.3 | - | - | - | - | - | 757.3 |
| Deferred revenue | | 412.3 | - | - | - | - | - | 412.3 |
| Provisions | 23 | 377.5 | - | - | - | - | - | 377.5 |
| Other non-current liabilities | 24 | 210.6 | - | - | - | - | - | 210.6 |
| Current liabilties | | | | | | | | |
| Trade and other payables | 25 | 6,874.4 | - | - | - | 6,688.0 | - | 186.4 |
| Deferred revenue | | 1,904.8 | - | - | - | - | - | 1,904.8 |
| Taxation payable | | 1,112.7 | - | - | - | - | - | 1,112.7 |
| Interest bearing debt | 21 | 501.0 | - | - | - | 387.4 | 113.6 | - |
| Provisions | 23 | 741.8 | - | - | - | - | - | 741.8 |
| Dividends payable | | 2,990.0 | - | - | - | 2,990.0 | - | - |
| Derivative financial liabilities | 42 | 7.2 | 7.2 | - | - | - | - | - |
| Bank borrowings | 34 | 879.2 | - | - | - | 879.2 | - | - |
| Total liabilities | | 18,823.2 | 7.2 | - | - | 12,384.0 | 728.6 | 5,703.4 |
| Total equity and liabilities | | 28,470.2 | 7.2 | - | - | 12,384.0 | 728.6 | 15,350.4 |

42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.1 Categories of financial instruments (continued)

| | Notes | Total Rm | At fair value through profit or loss: Held for trading Rm | Loans and receivables Rm | Available-for-sale financial assets Rm | Financial liabilities at amortised cost Rm | Finance lease receivables and payables Rm | Equity and non financial assets and liabilities Rm |
|---|---|---|---|---|---|---|---|---|
| **2008** | | | | | | | | |
| **Assets** | | | | | | | | |
| **Non-current assets** | | | | | | | | |
| Property, plant and equipment | 10 | 19,119.6 | - | - | - | - | - | 19,119.6 |
| Intangible assets | 11 | 4,224.1 | - | - | - | - | - | 4,224.1 |
| Financial assets | 12 | 244.2 | - | 134.2 | 110.0 | - | - | - |
| Deferred taxation | 13 | 455.1 | - | - | - | - | - | 455.1 |
| Deferred cost | | 333.3 | - | - | - | - | - | 333.3 |
| Lease assets | 16 | 92.0 | - | - | - | - | 89.5 | 2.5 |
| **Current assets** | | | | | | | | |
| Deferred cost | | 705.9 | - | - | - | - | - | 705.9 |
| Financial assets | 12 | 444.9 | 415.2 | 29.7 | - | - | - | - |
| Inventory | 14 | 636.9 | - | - | - | - | - | 636.9 |
| Trade and other receivables | 15 | 6,801.1 | - | 6,356.7 | - | - | - | 444.4 |
| Lease assets | 16 | 140.5 | - | - | - | - | 122.9 | 17.6 |
| Cash and cash equivalents | 34 | 977.6 | - | 977.6 | - | - | - | - |
| **Total assets** | | 34,175.2 | 415.2 | 7,498.2 | 110.0 | - | 212.4 | 25,939.4 |
| | | | | | | | | |
| **Equity** | | | | | | | | |
| Ordinary share capital | 17 | * | - | - | - | - | - | * |
| Retained earnings | | 11,392.9 | - | - | - | - | - | 11,392.9 |
| Non-distributable reserves | 18 | 8.8 | - | - | - | - | - | 8.8 |
| **Equity attributable to equity holders of the parent** | | 11,401.7 | - | - | - | - | - | 11,401.7 |
| Minority interests | 19 | 403.6 | - | - | - | - | - | 403.6 |
| **Total equity** | | 11,805.3 | - | - | - | - | - | 11,805.3 |
| **Non-current liabilities** | | | | | | | | |
| Interest bearing debt | 21 | 3,025.8 | - | - | - | 2,605.1 | 420.7 | - |
| Non-interest bearing debt | 22 | 6.0 | - | - | - | 6.0 | - | - |
| Deferred taxation | 13 | 776.5 | - | - | - | - | - | 776.5 |
| Deferred revenue | | 358.8 | - | - | - | - | - | 358.8 |
| Provisions | 23 | 373.7 | - | - | - | - | - | 373.7 |
| Other non-current liabilities | 24 | 247.4 | - | - | - | - | - | 247.4 |
| **Current liabilties** | | | | | | | | |
| Trade and other payables | 25 | 7,561.3 | - | - | - | 7,443.3 | - | 118.0 |
| Deferred revenue | | 2,229.9 | - | - | - | - | - | 2,229.9 |
| Taxation payable | | 580.5 | - | - | - | - | - | 580.5 |
| Interest bearing debt | 21 | 502.9 | - | - | - | 308.6 | 194.3 | - |
| Provisions | 23 | 909.5 | - | - | - | - | - | 909.5 |
| Dividends payable | | 3,190.0 | - | - | - | 3,190.0 | - | - |
| Derivative financial liabilities | 42 | 10.8 | 10.8 | - | - | - | - | - |
| Bank borrowings | 34 | 2,596.8 | - | - | - | 2,596.8 | - | - |
| **Total liabilities** | | 22,369.9 | 10.8 | - | - | 16,149.8 | 615.0 | 5,594.3 |
| **Total equity and liabilities** | | 34,175.2 | 10.8 | - | - | 16,149.8 | 615.0 | 17,399.6 |

42. **FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)**

42.2 **RISK MANAGEMENT**

The Group purchases or issues financial instruments in order to finance its operations and to manage market risks (foreign currency risk, interest rate risk and price risk) that arise from its operations and sources of finances. Various financial assets and liabilities for example trade and other receivables and trade and other payables, arise directly from the Group's operations. Changing market conditions expose the Group to various financial risks and have highlighted the importance of financial risk management as an element of control for the Group. Principal financial risk faced in the normal course of the Group's business are market risks (foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and insurance risk.

A treasury function within Vodacom Group (Proprietary) Limited provides treasury and related services to the Group, including co-ordinating access to domestic and international financial markets, and the managing of various risks relating to the Group's operations.

Treasury operations are conducted within a framework of approved policies and guidelines that are continuously monitored by management and the Board of Directors, through the audit committee, the objective being to minimise exposure to market risks (foreign currency risk, interest rate risk and price risk) and liquidity risk. These risks are managed, subject to the limitation of the local markets in which the various Group companies operate in and the South African Reserve Bank Regulations.

The Group uses a number of derivative instruments that are transacted for risk management purposes only. The Group does not trade in financial instruments for speculative purposes.

The Group finances its operations through a mixture of retained profits, bank borrowings and long-term loans. Long-term financing is arranged locally by the South African entities.

There has been no significant change during the financial year, or since the end of the financial year, to the types of financial risks faced by the Group, the approach to the measurement of these financial risks or the objectives, policies and processes for managing these financial risks.

42.2.1 Market risk management

The Group's activities expose it primarily to the risks of fluctuations in foreign currency exchange rates (Note 42.2.1.1), interest rates (Note 42.2.1.2) and equity prices (Note 42.2.1.3).

Foreign currency risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Interest rate risk refers to the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Price risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices other than those arising from interest rate risk or currency risk.

The Group enters into various derivative financial instruments to manage its exposure to interest rate risk and foreign currency risk, including:
· foreign exchange forward contracts to manage the exchange rate risk arising on foreign denominated transactions; and
· interest rate swaps to manage the risk of rising interest rates on borrowings.

Market risk exposures are measured using sensitivity analysis. A sensitivity analysis shows how profit before taxation and equity would have been affected by changes in the relevant risk variable that were reasonably possible at the reporting date.

42.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2    RISK MANAGEMENT (CONTINUED)
42.2.1    Market risk management (continued)
42.2.1.1 Foreign currency risk management

The Group undertakes certain transactions denominated in foreign currencies. Hence the Group has a policy to hedge foreign exchange risks on transactions denominated in other currencies above certain de minimis levels.

It is the Group's policy to enter into foreign exchange forward contracts to buy and/or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The contracts are entered into to manage the Group's exposure to fluctuations in foreign currency exchange rates on specific transactions. The contracts are matched with anticipated future cash flows in foreign currencies primarily from purchase of capital equipment and to a lesser extent operating expenditure.

The Group has entered into numerous foreign exchange forward contracts to cover foreign capital commitments in respect of future imports of infrastructure.

The total fair value for foreign exchange forward contracts at year end was:

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **Foreign currency asset** | | | |
| To buy | - | 27.8 | 289.9 |
| To sell | - | 0.1 | - |
|  | - | 27.9 | 289.9 |
| **Foreign currency liability** | | | |
| To buy | (60.9) | (6.9) | - |
| To sell | - | (0.3) | (10.8) |
|  | (60.9) | (7.2) | (10.8) |

The following table details the foreign exchange forward contracts outstanding at year end:

|  | Foreign contract value Mil | Forward value Rm | Fair value Rm |
|---|---|---|---|
| **Forward contracts to buy foreign currency** | | | |
| **2006** | | | |
| United States Dollars | 7.1 | 45.0 | (0.7) |
| Euro | 154.8 | 1,208.6 | (34.5) |
| Pound Sterling | 41.7 | 477.8 | (25.7) |
| Swiss Franc | * | 0.1 | * |
|  | | 1,731.5 | (60.9) |
| **2007** | | | |
| United States Dollars | 32.0 | 240.5 | (6.9) |
| Euro | 187.2 | 1,815.0 | 21.2 |
| Pound Sterling | 32.3 | 457.3 | 6.6 |
| Swiss Franc | 0.2 | 1.3 | * |
| Australian Dollar | * | 0.3 | * |
|  | | 2,514.4 | 20.9 |

Forward value represents the foreign contract value multiplied by the contract forward exchange rate.

*  Amount less than 50 000 of the currency.

## 42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
## 42.2 RISK MANAGEMENT (CONTINUED)
## 42.2.1 Market risk management (continued)
## 42.2.1.1 Foreign currency risk management (continued)

|  | Foreign contract value Mil | Forward value Rm | Fair value Rm |
|---|---|---|---|
| **Forward contracts to buy foreign currency (continued)** | | | |
| **2008** | | | |
| United States Dollars | 31.3 | 253.0 | 2.9 |
| Euro | 157.1 | 1,806.4 | 249.5 |
| Pound Sterling | 19.9 | 288.0 | 37.5 |
| Swiss Franc | 0.2 | 1.4 | * |
| Australian Dollar | 0.6 | 4.5 | * |
| | | 2,353.3 | 289.9 |
| **Forward contracts to sell foreign currency** | | | |
| **2006** | | | |
| United States Dollars | 0.1 | 0.8 | * |
| Euro | 4.0 | 30.3 | * |
| Pound Sterling | 0.3 | 3.2 | * |
| Swiss Franc | * | 0.1 | * |
| | | 34.4 | * |
| **2007** | | | |
| United States Dollars | * | 0.2 | * |
| Euro | 4.4 | 43.2 | 0.1 |
| Pound Sterling | 3.9 | 55.7 | (0.3) |
| | | 99.1 | (0.2) |
| **2008** | | | |
| United States Dollars | 0.6 | 5.0 | * |
| Euro | 7.7 | 89.3 | (10.6) |
| Pound Sterling | 0.7 | 10.7 | (0.2) |
| Australian Dollar | 0.3 | 2.1 | * |
| | | 107.1 | (10.8) |

Forward value represents the foreign contract value multiplied by the contract forward exchange rate.

* Amount less than 50 000 of the currency.

42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2 RISK MANAGEMENT (CONTINUED)
42.2.1 Market risk management (continued)
42.2.1.1 Foreign currency risk management (continued)

The Group has various monetary assets and liabilities in currencies other than the Group's functional currency. The following table represents the net currency exposure (net carrying amount of foreign denominated monetary assets and liabilities) of the Group according to the different functional currencies of each entity within the Group.

| | South African Rand Rm | Euro Rm | Pound Sterling Rm | United States Dollar Rm | Congolese Franc Rm | Swiss Franc Rm | Other Rm |
|---|---|---|---|---|---|---|---|
| **2006** | | | | | | | |
| **Net foreign currency monetary assets/(liabilities)** | | | | | | | |
| **Functional currency of company operation** | | | | | | | |
| South African Rand | - | (850.5) | (330.4) | 45.0 | - | (0.2) | (0.8) |
| United States Dollar | (55.9) | (26.2) | - | - | (11.4) | (0.1) | 38.0 |
| Tanzanian Shilling | 4.7 | (13.6) | - | 106.9 | - | - | - |
| Mozambican Meticals | (0.2) | - | - | - | - | - | - |
| | (51.4) | (890.3) | (330.4) | 151.9 | (11.4) | (0.3) | 37.2 |
| **2007** | | | | | | | |
| **Net foreign currency monetary assets/(liabilities)** | | | | | | | |
| **Functional currency of company operation** | | | | | | | |
| South African Rand | - | (1,387.0) | (331.4) | (102.2) | - | (0.3) | 2.4 |
| United States Dollar | 51.5 | (49.9) | 0.1 | - | (3.2) | (0.4) | (30.8) |
| Tanzanian Shilling | 3.4 | 10.9 | - | 21.0 | - | - | - |
| Mozambican Meticals | (33.7) | (0.3) | - | 2.2 | - | - | - |
| | 21.2 | (1,426.3) | (331.3) | (79.0) | (3.2) | (0.7) | (28.4) |
| **2008** | | | | | | | |
| **Net foreign currency monetary assets/(liabilities)** | | | | | | | |
| **Functional currency of company operation** | | | | | | | |
| South African Rand | - | (1,191.5) | (265.2) | (205.9) | - | (3.5) | (3.4) |
| United States Dollar | - | 15.2 | - | - | (34.1) | (0.3) | (0.1) |
| Tanzanian Shilling | 7.1 | 38.3 | - | 67.4 | - | - | - |
| Mozambican Meticals | (27.2) | (0.1) | - | (14.5) | - | - | - |
| | (20.1) | (1,138.1) | (265.2) | (153.0) | (34.1) | (3.8) | (3.5) |

In terms of the Group's policy the net currency exposure is managed in terms of foreign exchange forward contracts to buy and sell specified amounts of various foreign currencies in the future at pre-determined exchange rates.

42.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2    RISK MANAGEMENT (CONTINUED)
42.2.1   Market risk management (continued)
42.2.1.1Foreign currency risk management (continued)

Foreign currency sensitivity analysis:

The Group is mainly exposed to the currencies mentioned below and to a lesser extent exposed to the following currencies: Australian Dollar, Tanzanian Shilling, Mozambican Meticals, Mauritian Rupee and Lesotho Maloti which have been combined as "Other" in the table below.

The following tables detail the Group's sensitivity to the below-mentioned percentage strenghtening and weakening in the functional currency against the relevant foreign currencies. This percentage is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. A reasonable possible change in prevailing African and non-African foreign currency exchange rates are based upon 12 month forward mid rates as published by Reuters and 12 month forward mid rates as published by Standard Bank respectively.

The sensitivity analysis includes only outstanding foreign-denominated monetary items and adjusts their translations at the period end for the specified percentage change in foreign currency rates.
A positive number below indicates an increase in profit before taxation where the functional currency is expected to strengthen against the relevant currency in a net financial liability position.
A negative number below indicates an decrease in profit before taxation where the functional currency is expected to strengthen against the relevant currency in a net financial asset position.
For the same percentage weakening of the functional currency against the relevant currency, there would be an equal and opposite impact on the profit before taxation.

There were no changes in the methods and assumptions used in preparing the foreign currency sensitivity analysis.

|  | South African Rand % | Euro % | Pound Sterling % | United States Dollar % | Congolese Franc % | Swiss Franc % | Other % |
|---|---|---|---|---|---|---|---|
| **2006** | | | | | | | |
| **Functional currency** | | | | | | | |
| South African Rands | - | 29.3 | 32.5 | 17.7 | 11.8 | 20.4 | 13.7 - 24.6 |
| United States Dollar | 17.7 | 9.8 | 12.5 | - | 31.6 | 6.3 | 1.5 - 11.3 |
| Tanzanian Shilling | 13.7 | 11.5 | 14.3 | 1.5 | 22.8 | 8.4 | 3.9 |
| Mozambican Meticals | 17.0 | 7.4 | 10.0 | 2.2 | 34.6 | 4.4 | 3.9 |
| Profit before taxation (Rm) | 3.2 | (16.9) | (38.3) | 4.1 | (2.8) | (0.2) | (1.0) |
| **2007** | | | | | | | |
| **Functional currency** | | | | | | | |
| South African Rands | - | 31.9 | 13.1 | 11.5 | 12.8 | 26.6 | 11.0 - 21.0 |
| United States Dollar | 11.5 | 18.3 | 1.4 | - | 2.7 | 18.1 | 0.8 - 19.8 |
| Tanzanian Shilling | 11.0 | 17.4 | 0.6 | 0.8 | 2.0 | 21.2 | 8.1 |
| Mozambican Meticals | 17.7 | 8.6 | 6.9 | 8.2 | 6.0 | 12.1 | 8.1 |
| Profit before taxation (Rm) | 6.3 | (36.8) | (2.6) | 2.1 | 0.1 | - | 0.2 |
| **2008** | | | | | | | |
| **Functional currency** | | | | | | | |
| South African Rands | - | 7.6 | 6.5 | 9.5 | - | 8.3 | 0.1 - 11.0 |
| United States Dollar | 9.5 | 5.1 | 2.6 | - | 10.0 | 5.5 | 5.0 - 10.0 |
| Tanzanian Shilling | 11.0 | 7.5 | 5.0 | 2.5 | - | - | - |
| Mozambican Meticals | 0.1 | 3.8 | 6.5 | 9.4 | - | - | - |
| Profit before taxation (Rm) | 0.2 | (54.4) | (1.0) | (7.7) | 2.7 | - | (0.6) |

The closing exchange rates against the South African Rand in the current and prior years are as follows:

|  | 2006 | 2007 | 2008 |
|---|---|---|---|
| United States Dollar | 6.2 | 7.3 | 8.1 |
| Tanzanian Shilling | 198.0 | 170.8 | 152.0 |
| Mozambican Meticals | 4.4 | 3.6 | 3.0 |

42.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

42.2     RISK MANAGEMENT (CONTINUED)

42.2.1   Market risk management (continued)

42.2.1.2 Interest rate risk management

The Group's interest rate profile consists of fixed and floating rate loans and bank balances which exposes the Group to fair value interest rate risk and cash flow interest rate risk and can be summarised as follows:

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **Financial liabilities** | | | |
| Loans received and bank borrowings at fixed rates of interest | (1,134.5) | (1,184.5) | (934.8) |
| Loans received and bank borrowings linked to South African prime rates | (1,361.8) | (823.5) | (40.1) |
| Loans received and bank borrowings linked to Lesotho prime rates | (7.5) | (3.0) | (24.4) |
| Loans received and bank borrowings linked to LIBOR | (1,286.2) | (1,382.8) | (1,670.2) |
| Loans received and bank borrowings linked to EURIBOR | (58.6) | (37.9) | - |
| Loans received and bank borrowings linked to RSA money market rates | - | - | (2,456.0) |
| Loans received and bank borrowings linked to JIBAR | - | - | (1,000.0) |
| Finance leases linked to fixed rates | (807.5) | (728.6) | (615.0) |
| | (4,656.1) | (4,160.3) | (6,740.5) |
| **Financial assets** | | | |
| Loans granted and bank deposits at fixed rates of interest | 168.1 | 194.2 | 496.1 |
| Loans granted and bank deposits linked to money market rates | 471.0 | 537.0 | 421.5 |
| Loans granted and bank deposits linked to South African prime rates | 2,603.1 | 180.5 | 74.1 |
| Interest rate swaps linked to RSA BA rate | 37.6 | 27.7 | 17.4 |
| Loans granted and bank deposits linked to LIBOR | 94.2 | 126.0 | 128.2 |
| Loans granted and bank deposits linked to Lesotho prime rates | 13.5 | - | 116.3 |
| Loans granted and bank deposits linked to RSA BA rate | - | - | 18.4 |
| Finance leases linked to fixed rates | 19.3 | 76.6 | 212.4 |
| | 3,406.8 | 1,142.0 | 1,484.4 |

The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings and by the use of interest rate swap contracts.

#### Interest rate swap contracts

The Group has entered into interest rate swap contracts that entitle, or oblige it to receive interest at a fixed rate on notional principal amounts and entitle, or oblige it to pay interest at floating rates on the same notional principal amounts. The interest rate swaps allow the Group to swap long-term debt from fixed rates into floating rates that are lower, or higher, than those available if it had borrowed at floating rates directly. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified quarterly intervals, the difference between fixed rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts.

42.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2    RISK MANAGEMENT (CONTINUED)
42.2.1   Market risk management (continued)
42.2.1.2 Interest rate risk management (continued)

At March 31, 2008 the Group had three interest rate swaps:

Vodacom Group (Proprietary) Limited - the Company swapped its fixed interest rate of 14.9% Nominal Annual Compounded Quarterly ("NACQ") for a floating rate, linked to the Bankers Acceptance ("BA") rate plus margin of 2.0%. The termination date of the agreement is January 30, 2009.

Vodacom (Proprietary) Limited - the Company swapped its fixed interest rate of 20.1% NACQ for a floating rate linked to the BA rate plus margin of 2.25%. The termination date of the agreement is August 24, 2012.

Vodacom (Proprietary) Limited - the Company swapped its fixed interest rate of 13.3% NACS (Nominal Annual Compounded Semi-annually) for a floating rate linked to the BA rate plus margin 2.0%. The termination date of the agreement is December 1, 2012.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Fair value of interest rate swap asset | 37.6 | 27.7 | 17.4 |

The fair value of the interest rate swap assets is represented by a notional principal amount of R170.5 million (2007: R198.5 million; 2006: R217.7 million) at a weighted average floating interest rate of 13.4% NACM (2007: 11.45% NACM; 2006: 9.3% NACM) and a weighted average fixed interest rate of 15.1% NACM.

Interest rate sensitivity analysis:

The sensitivity analysis below has been determined based on the exposure to interest rates for both derivative and non-derivative instruments at the balance sheet date. For floating rate instruments, the analysis is prepared assuming the amount of the instrument outstanding at the balance sheet date was outstanding for the whole year.

The basis points increases or decreases, as detailed in the table below, are used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates. Changes in prevailing market interest rates are based on economic forecasts as published by Reuters.

A positive number below indicates an increase in profit before taxation if interest rates were higher by the basis points indicated below in a net financial asset position.
A negative number below indicates a decrease in profit before taxation if interest rates were higher by the basis points indicated below in a net financial liability position.
If interest rates were lower by the basis points indicated above, there would be an equal and opposite impact on the profit before taxation.

The sensitivity analysis is representative of the Group's exposure to interest rate risk with exception of dividends and taxation that are payable at the end of the financial year and other interest bearing debt acquired December 5, 2007. There were no changes in the methods and assumptions used in preparing the sensitivity analysis.

| | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| RSA prime rates, JIBAR rates, Money market rates and RSA BA rates | | | |
| Basis point increase | 200 | 200 | 100 |
| Profit before taxation | 147.8 | 94.5 | (24.7) |
| LIBOR | | | |
| Basis point increase | 50 | 260 | 20 |
| Profit before taxation | (0.3) | (1.6) | (1.8) |
| EURIBOR | | | |
| Basis point increase | 120 | 50 | 35 |
| Profit before taxation | 1.0 | 0.2 | - |
| Lesotho prime rates | | | |
| Basis point increase | 200 | 200 | 100 |
| Profit before taxation | 0.4 | 0.7 | 1.3 |

42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2 RISK MANAGEMENT (CONTINUED)
42.2.1 Market risk management (continued)
42.2.1.3 Price risk

The Group is exposed to equity price risk arising from equity investments. Equity investments are held for strategic rather than trading purposes. The Group does not actively trade these investments.

Equity price risk sensitivity analysis:

The sensitivity analysis below has been determined based on the exposure to equity price risks at the reporting date.

The Group's available-for-sale financial assets are valued using the discounted cash flow method. Assuming a constant growth rate, a 1.0% increase in the discount rate would decrease the valuation of the investment by R6.6 million (2007: R 7.0 million) and a 1.0% decrease in the discount rate would increase the valuation by R7.7 million (2007: R8.6 million).

There were no changes in the methods and assumptions used in preparing the equity price sensitivity analysis.

42.2.2 Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as means of mitigating the risk of financial loss from defaults. The Group only transacts with entities that are rated the equivalent of investment grade and above. This information is supplied by independent rating agencies where available, if not available, the Group uses other publicly available financial information and its own trading records to rate its major customers. The Group's exposure and the credit ratings of its counterparties are continuously monitored and the aggregate values of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the credit risk department.

Financial assets, which potentially subject the Group to concentrations of credit risk, consists principally of cash and cash equivalents, short-term deposits, derivative contracts including foreign exchange forward contracts and interest rate swaps, loans and receivables, investments and trade and other receivables, including finance lease receivables. Financial guarantees granted also subject the Group to credit risk.

The Group's cash and cash equivalents and short-term deposits are placed with high credit quality financial institutions. Credit risk with respect to trade and finance lease receivables is limited due to large number of customers comprising the Group's customer base and stringent credit approval processes for contracted subscribers.

With respect to the foreign exchange forward contracts, the Group's exposure is on the full amount of the foreign currency payable on settlement. The Group minimises credit risk relating to foreign exchange forward contracts and interest rate swaps by limiting the counterparties to major local and international banks, and does not expect to incur any losses as a result of non-performance by these counterparties. The positions in respect of these counterparties are closely monitored.

The Group's exposure to credit risk with regards to loans and receivables are limited due to collateral held (Note 12).

The carrying amounts of financial assets, excluding foreign exchange forward contracts and interest rate swaps, included in the consolidated balance sheets represent the Group's maximum exposure to credit risk in relation to these assets.

The maximum credit exposure of forward exchange contracts and interest rate swaps is represented by the fair value of these contracts.

The maximum credit exposure of financial guarantee contracts granted is the maximum amount the Group could be required to pay, or fund, without consideration of the probability of the actual outcome.

The Group holds collateral over certain trade and other receivables. The collateral is made up of demand guarantees from financial institutions and can be exercised on overdue invoices. The collateral held amounted to R1,086.1 million (2007: R795.8 million; 2006: R432.9 million).

There has been no significant change during the financial year, or since the end of the financial year, to the Group's exposure to credit risk, the approach to the measurement or the objectives, policies and processes for managing this risk.

Except as detailed in the following table, the carrying amount of financial assets recorded in the financial statements, which is net of impairment losses, represents the Group's maximum exposure to credit risk without taking into account the value of any collateral obtained:

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| Loans and receivables - South Africa | - | 22.2 | 31.8 |
| Loans and receivables - non-South African | 92.1 | 108.4 | 132.1 |
| Trade and other receivables - South Africa | 3,823.2 | 4,546.0 | 5,576.6 |
| Trade and other receivables - non-South African | 376.8 | 865.4 | 992.5 |
| Financial guarantee contracts granted * | 1,152.0 | 1,311.9 | 1,484.5 |
|  | 5,444.1 | 6,853.9 | 8,217.5 |

\* Financial guarantees issued in support of Vodacom Congo (RDC) s.p.r.l are included as liabilities in the consolidated balance sheet.

No terms of financial assets were renegotiated.

The following represents information on the credit quality of South African trade receivables that are neither past due nor impaired:

|  | 2006 % | 2007 % | 2008 % |
|---|---|---|---|
| High | - | - | - |
| Medium | 1 | 1 | 1 |
| Low | 99 | 99 | 99 |
|  | 100 | 100 | 100 |

Definitions:

High: the probability exists that the debtor has defaulted in payments and entered into a delinquency scenario.

Medium: the probability exists that the debtor is experiencing financial difficulties and is in arrears. The debtor is being managed closely to collect all overdue accounts.

Low: no default in payment has occurred or is anticipated by the debtor.

42.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

42.2    RISK MANAGEMENT (CONTINUED)

42.2.2 Credit risk management (continued)

The following represents an analysis of the age of financial assets that are past due but not impaired:

| | 1 - 30 days past due Rm | 31 - 60 days past due Rm | 61 - 90 days past due Rm | 91 - 120 days past due Rm | Total Rm |
|---|---|---|---|---|---|
| **2006** | | | | | |
| Trade and other receivables - SouthAfrica | 7.6 | 4.4 | 12.1 | 10.3 | 34.4 |
| Trade and other receivables - non-South African | 7.7 | 11.0 | - | - | 18.7 |
| | 15.3 | 15.4 | 12.1 | 10.3 | 53.1 |
| **2007** | | | | | |
| Trade and other receivables - SouthAfrica | 13.0 | 6.6 | 6.3 | 28.9 | 54.8 |
| Trade and other receivables - non-South African | 19.6 | 27.6 | - | - | 47.2 |
| | 32.6 | 34.2 | 6.3 | 28.9 | 102.0 |
| **2008** | | | | | |
| Trade and other receivables - SouthAfrica | 22.0 | 12.4 | 12.7 | 13.9 | 61.0 |
| Trade and other receivables - non-South African | 8.4 | 19.4 | - | - | 27.8 |
| | 30.4 | 31.8 | 12.7 | 13.9 | 88.8 |

## 42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
## 42.2 RISK MANAGEMENT (CONTINUED)
### 42.2.3 Liquidity risk management

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

In terms of its borrowing requirements, the Group ensures that adequate funds are available to meet its expected and unexpected financial commitments through undrawn borrowing facilities. In terms of its long-term liquidity risk, a reasonable balance is maintained between the period over which assets generate funds and the period over which the respective assets are funded.

The following tables detail the Group's remaining contractual maturity for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both estimated interest and principal cash flows. Estimated interest of floating interest rate financial liabilities is calculated using the applicable yield curves at March 31, 2008, 2007 and 2006.

| | 0 - 1 year | 2 years | 3 years | 4 years | 5 years | 5+ years | Not determined | Total |
|---|---|---|---|---|---|---|---|---|
| | Rm | Rm | Rm | Rm | Rm | Rm | Rm | Rm |
| **2006** | | | | | | | | |
| Finance leases | 190.7 | 211.7 | 269.2 | 153.6 | 200.6 | 180.4 | - | 1,206.2 |
| Funding loans | 1,527.3 | - | - | - | - | - | 90.9 | 1,618.2 |
| Other short-term loans | 39.0 | - | - | - | - | - | - | 39.0 |
| Non-interest bearing debt | - | - | - | - | - | - | 4.3 | 4.3 |
| Trade and other payables | 7,804.4 | - | - | - | - | - | - | 7,804.4 |
| Bank borrowings | 1,385.8 | - | - | - | - | - | - | 1,385.8 |
| | 10,947.2 | 211.7 | 269.2 | 153.6 | 200.6 | 180.4 | 95.2 | 12,057.9 |
| **2007** | | | | | | | | |
| Finance leases | 211.7 | 271.2 | 153.6 | 200.6 | 98.7 | 82.1 | - | 1,017.9 |
| Funding loans | 365.5 | 1.4 | 1,489.7 | - | - | - | 123.1 | 1,979.7 |
| Other short-term loans | 21.9 | - | - | - | - | - | - | 21.9 |
| Non-interest bearing debt | - | - | - | - | - | - | 3.0 | 3.0 |
| Trade and other payables | 9,742.5 | - | - | - | - | - | - | 9,742.5 |
| Bank borrowings | 879.2 | - | - | - | - | - | - | 879.2 |
| | 11,220.8 | 272.6 | 1,643.3 | 200.6 | 98.7 | 82.1 | 126.1 | 13,644.2 |
| **2008** | | | | | | | | |
| Finance leases | 271.2 | 153.6 | 200.6 | 98.7 | 82.1 | - | - | 806.2 |
| Funding loans | 421.1 | 1,665.3 | 1,089.0 | - | - | - | 142.6 | 3,318.0 |
| Other short-term loans | 8.1 | - | - | - | - | - | - | 8.1 |
| Non-interest bearing debt | - | - | - | - | - | - | 6.0 | 6.0 |
| Trade and other payables | 10,634.0 | - | - | - | - | - | - | 10,634.0 |
| Bank borrowings | 2,596.8 | - | - | - | - | - | - | 2,596.8 |
| | 13,931.2 | 1,818.9 | 1,289.6 | 98.7 | 82.1 | - | 148.6 | 17,369.1 |

42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2 RISK MANAGEMENT (CONTINUED)
42.2.3 Liquidity risk management (continued)

The following tables detail the Group's liquidity analysis for its derivative financial instruments. The tables have been drawn up based on the undiscounted net cash inflows/outflows on the derivative instruments that settle on a net basis and the undiscounted gross outflows on those derivatives that requires gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to projected interest rates as illustrated by the yield curves existing at the reporting date.

| | 0 - 1 year | 2 years | 3 years | 4 years | 5 years | 5+ years | Not determined | Total |
|---|---|---|---|---|---|---|---|---|
| | Rm | Rm | Rm | Rm | Rm | Rm | Rm | Rm |
| **2006** | | | | | | | | |
| Net settled: | | | | | | | | |
| Interest rate swaps | 7.3 | - | - | - | - | - | - | 7.3 |
| Foreign exchange forward contracts | 3.0 | - | - | - | - | - | - | 3.0 |
| Gross settled: | | | | | | | | |
| Foreign exchange forward contracts | 1,650.6 | - | - | - | - | - | - | 1,650.6 |
| | 1,660.9 | - | - | - | - | - | - | 1,660.9 |
| **2007** | | | | | | | | |
| Net settled: | | | | | | | | |
| Interest rate swaps | 6.2 | - | - | - | - | - | - | 6.2 |
| Foreign exchange forward contracts | 0.3 | - | - | - | - | - | - | 0.3 |
| Gross settled: | | | | | | | | |
| Foreign exchange forward contracts | 2,322.5 | - | - | - | - | - | - | 2,322.5 |
| | 2,329.0 | - | - | - | - | - | - | 2,329.0 |
| **2008** | | | | | | | | |
| Net settled: | | | | | | | | |
| Interest rate swaps | 3.4 | - | - | - | - | - | - | 3.4 |
| Foreign exchange forward contracts | 11.0 | - | - | - | - | - | - | 11.0 |
| Gross settled: | | | | | | | | |
| Foreign exchange forward contracts | 2,134.8 | 100.4 | - | - | - | - | - | 2,235.2 |
| | 2,149.2 | 100.4 | - | - | - | - | - | 2,249.6 |

42.2.4 Insurance risk management

The Group is exposed to insurance risk as a result of its asset base as well as its customer commitments. In terms of its insurance risk profile the company ensures that there is adequate insurance cover through the utilisation of a special purpose insurance vehicle (Note 4).

42.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2   RISK MANAGEMENT (CONTINUED)
42.2.5  Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising return to shareholders.

The capital structure of the Group consists of debt, cash and cash equivalents and adjusted equity.

The Group monitors capital on the basis of debt to equity. The ratio is calculated as net debt (as defined below) to adjusted equity (as defined below).

Net debt comprises interest bearing debt, shareholder's loans, outside shareholder's loans, any other long-term liabilities, shareholder for dividends, secondary taxation payable on shareholders for dividends and cash and cash equivalents.

Adjusted equity comprises share capital, distributable reserves, non-distributable reserves less minority interest, trademarks and goodwill.

The Group's strategy is to maintain a net debt to adjusted equity ratio of below 150%. The Group reviews its objectives on a semi-annual basis to ensure objectives are being met.

The net debt to equity ratio at year end was as follows:

|  | 2006 Rm | 2007 Rm | 2008 Rm |
| --- | --- | --- | --- |
| Debt | (5,619.0) | (5,919.1) | (7,043.6) |
| Cash and cash equivalents | 1,760.3 | (107.8) | (1,619.2) |
| Net debt | (3,858.7) | (6,026.9) | (8,662.8) |
| Adjusted equity | (7,647.2) | (8,274.0) | (9,308.0) |
| Net debt to adjusted equity ratio | 50% | 73% | 93% |

There were no changes in the Group's objective, policies or processes for managing capital from the previous financial year.

The Group is not subject to externally imposed capital requirements.

42.3   VM, S.A.R.L. call option

In terms of the new shareholders' agreement, effective April 1, 2007, the Group's minority shareholders in VM, S.A.R.L., Empresa Moçambicana de Telecommuniçãcoes S.A.R.L. ("Emotel") and Intelec Holdings Limitada ("Intelec") have a option for a period of five years following the commencement date, April 1, 2007. In terms of the option, Emotel and Intelec shall be entitled to acquire such numbers of further shares in and proportionate claims in and against VM, S.A.R.L. as will result in Emotel and Intelec each holding and beneficially owning, in aggregate together with their shareholding in VM, S.A.R.L. as at April 1, 2007, 10% of the issued share capital, after the exercise of the option. The option can only be exercised in a single transaction and after all obligations to Vodacom International Limited have been fully discharged. The method of determining the option price is specified in the shareholders' agreement. The call option had a nil value at March 31, 2008.

**42.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)**

**42.4     Smartphone SP (Proprietary) Limited put option**

In terms of the shareholders' agreement amended during the previous financial year, the then minority shareholders of Smartphone SP (Proprietary) Limited had a put option against Vodacom Group (Proprietary) Limited, should the Group or the company had terminated or failed to renew the Service Provider Agreement for any reason other than the expiry or cancellation of the Group's South African licence. The previous put options had a nil value at March 31, 2007 and 2006 as the conditions set out in the agreement were not met. This put option was cancelled during the current year with the acquisition of the minority shareholders of Smartphone SP (Proprietary) Limited (Note 32).

**42.5     Smartcom (Proprietary) Limited put option**

In terms of the amended agreement between Vodacom Group (Proprietary) Limited ("the Group"), Smartphone SP (Proprietary) Limited ("Smartphone") and the minority shareholders of Smartcom (Proprietary) Limited ("Smartcom"), the then minority shareholders of Smartcom had a put option against the Group, should the Group had reduced the standard service provider discount below the average service provider discount provided by Vodacom (Proprietary) Limited to its other service providers. The previous put options had a nil value at March 31, 2007 and 2006 as the conditions set out in the agreement were not met. This put option was cancelled with the acquisition of the minority shareholders of Smartcom (Proprietary) Limited (Note 32).

**42.6     Congolese Wireless Network s.p.r.l. ("CWN") put option**

In terms of a shareholders agreement, the minority shareholder in Vodacom Congo (RDC) s.p.r.l., Congolese Wireless Network s.p.r.l. ("CWN") has a put option which comes into effect three years after the commencement date, December 1, 2001, and for a maximum of five years thereafter. In terms of the option, CWN shall be entitled to put to Vodacom International Limited such number of shares in and claims on loan account against Vodacom Congo (RDC) s.p.r.l. as constitute 19% of the entire issued share capital of that company. CWN can exercise this option in a maximum of three tranches and each tranche must consist of at least 5% of the entire issued share capital of Vodacom Congo (RDC) s.p.r.l. The option price will be the fair market value of the related shares at the date the put option is exercised. The put option has a nil value as at March 31, 2008, 2007 and 2006. The option liability had a value of R396.5 million (2007: R249.3 million; 2006: Rnil) as at March 31, 2008 (Note 25).

**42.7     The Somnium Family Trust ("the Trust") call option**

The Somnium Family Trust ("the Trust") granted Vodacom Ventures (Proprietary) Limited a call option to purchase such number of shares in Gogga Tracking Solutions (Proprietary) Limited from the Trust totalling 23% of the issued share capital of the company on the date upon which the option is exercised. The option will lapse after 36 months following the month in which the triggering events, as stipulated in the option agreement, occurs. The option price is specified in the option agreement. The call option had a nil value at March 31, 2008 and 2007.

**42.8     WBS Holdings (Proprietary) Limited call option**

The Group has purchased a 10% equity stake in WBS Holdings (Proprietary) Limited effective January 31, 2007. WBS Holdings (Proprietary) Limited has on the same date granted the Group an option to subscribe in such number of further shares as will result in the Group holding and beneficially owning, in aggregate 25.5% of the total issued ordinary share capital of the company after the exercise of the option. The option can be exercised by the Group until February 27, 2009, subject to the fulfilment of the conditions precedent as set out in the sales of shares and option agreement. The call option had a nil value at March 31, 2008 and 2007.

**42.9     G-Mobile Holdings Limited call option**

G-Mobile Holdings Limited granted to Vodacom Ventures (Proprietary) Limited an irrevocable call option to subscribe for such number of further shares as would result in Vodacom Ventures (Proprietary) Limited holding and beneficially owning, in aggregate together with the subscription shares 26% of the total issued share capital of G-Mobile Holdings Limited after the exercise of the option at a specified price. The option had a nil value at March 31, 2007. This call option was exercised during the current year.

43. **GOODWILL IMPAIRMENT TEST**

The Group periodically evaluates its non-current assets for impairment, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Group's judgements regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause management to conclude that impairment indicators exist.

Goodwill impairment tests are performed annually in terms of IFRS 3: Business Combinations ("IFRS 3") to compare the fair value of each of the cash-generating units to its carrying amount. Goodwill impairment testing is conducted at cash-generating unit levels of the business and is based on a cash flow-based valuation model to determine the fair value of the cash-generating unit. The assumptions used in estimating future cash flows were based upon the business forecasts and incorporated external information from industry sources, where applicable. Changes in certain of these estimates could have an effect on the estimated fair value of the cash-generating unit. Judgements in estimating discounted cash flows also include the selection of the pre-tax discount rate (weighted average cost of capital) to be used in the valuation model. The discount rate used in the valuation model considered a targeted debt and equity mix, a market risk premium, and other factors considered with valuation methodologies.

Based on the results of the impairment evaluation described above, the recorded goodwill was not impaired as the fair value of each reporting unit exceeded the carrying value. Minor changes to the valuation model would not significantly impact the results of the valuation; however, if future cash flows were materially different to the forecasts, then the assessment of the potential impairment of the carrying value may be impacted.

Goodwill has been allocated for impairment testing purposes to six cash-generating units of which four are in South Africa, one in the Democratic Republic of the Congo and one in Tanzania.

South Africa

The recoverable amounts of goodwill relating to Vodacom (Proprietary) Limited and Vodacom Service Provider Company (Proprietary) Limited, which now includes the operations of Smartphone SP (Proprietary) Limited, Smartcom (Proprietary) Limited and Cointel V.A.S. (Proprietary) Limited, has been determined on the basis of value in use calculations. These companies operate in the same economic environment for which the same key assumptions were used. These values in use calculations use cash flow projections based on financial budgets approved by management covering a ten year period and discount rates of between 12.0% and 15.0% in Rand terms. Ten year management accounts were used as expectations of strong revenue growth throughout the ten year period exists. The implied terminal growth rate is between 4.0% and 6.0%. Management believes that any reasonable change in any of these key assumptions would not cause the aggregate carrying amount of these companies to exceed the aggregate recoverable amount of these units.

43.   GOODWILL IMPAIRMENT TEST (CONTINUED)
      Democratic Republic of Congo

      The recoverable amount of this cash-generating unit was based on a value in use calculation for Vodacom Congo (RDC) s.p.r.l. The calculation uses cash flow projections based on financial budgets approved by management covering a ten year period and a discount rate which ranged between 16.0% and 19.0% in US Dollar terms. Ten year management accounts were used as expectations of strong revenue growth throughout the ten year period exists. Cash flows beyond this period have been extrapolated using annual nominal growth rates which ranged between 2.0% and 5.0%. Management believes that these growth rates do not exceed the long-term average growth rate for the market in which this company operates. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.

      Tanzania

      The recoverable amount of this cash-generating unit was based on a value in use calculation for Vodacom Tanzania Limited. The calculation uses cash flow projections based on financial budgets approved by management covering a ten year period and a discount rate which ranged between 16.0% and 19.0% in Tanzanian Shilling terms. Ten year management accounts were used as expectations of strong revenue growth throughout the ten year period exists. The terminal growth rate applicable ranged between 7.0% and 11.0%, relative to a long-term inflation target of 7.0%. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.

| March 31, 2008 | South Africa Rm | Democratic Republic of Congo Rm | Tanzania Rm |
|---|---|---|---|
| Carrying amount of goodwill | 1,739.3 | 148.1 | 9.2 |
| **Key assumption**<br>Basis for determining value(s) assigned to key assumptions | *Expected customer base*<br>Closing customer base in the period immediately preceding the budget period increased for expected growth. | *Expected customer base*<br>Closing customer base in the period immediately preceding the budget period increased for expected growth. | *Expected customer base*<br>Closing customer base in the period immediately preceding the budget period increased for expected growth. |
| | Value assigned to key assumption reflects past experience, except for potential growth. Growth is based on market expectation. | Value assigned to key assumption reflects past experience, except for potential growth. Growth is based on market expectation. | Value assigned to key assumption reflects past experience, except for potential growth. Growth is based on market expectation. |
| Basis for determining value(s) assigned to key assumptions | Closing customer base in the period immediately preceding the budget period increased for expected growth. | Closing customer base in the period immediately preceding the budget period increased for expected growth. | Closing customer base in the period immediately preceding the budget period increased for expected growth. |
| **Key assumption** | *ARPU*<br>Value assigned to key assumption reflects past experience. Growth is based on expected market forces and external sources of information. | *ARPU*<br>Value assigned to key assumption reflects past experience. Growth is based on expected market forces and external sources of information. | *ARPU*<br>Value assigned to key assumption reflects past experience. Growth is based on expected market forces and external sources of information. |

## 43.    GOODWILL IMPAIRMENT TEST (CONTINUED)

| March 31, 2008 | South Africa | Democratic Republic of Congo | Tanzania |
| --- | --- | --- | --- |
| *Key assumption*<br>Basis for determining value(s) assigned to key assumptions | *Gross margin*<br>Average gross margin achieved in period immediately before the budget period, increased for expected efficiency improvements. | *Gross margin*<br>Average gross margin achieved in period immediately before the budget period, increased for expected efficiency improvements. | *Gross margin*<br>Average gross margin achieved in period immediately before the budget period, increased for expected efficiency improvements. |
| | Value assigned to key assumption reflects past experience, except for efficiency improvements. | Value assigned to key assumption reflects past experience, except for efficiency improvements. | Value assigned to key assumption reflects past experience, except for efficiency improvements. |
| *Key assumption*<br>Basis for determining value(s) assigned to key assumptions | *Capital expenditure*<br>Total capital expenditure achieved in period immediately before the budget period, adjusted for expected network coverage roll out. | *Capital expenditure*<br>Total capital expenditure achieved in period immediately before the budget period, adjusted for expected network coverage roll out. | *Capital expenditure*<br>Total capital expenditure achieved in period immediately before the budget period, adjusted for expected network coverage roll out. |
| | Value assigned based on management's expected network coverage roll out. | Value assigned based on management's expected network coverage roll out. | Value assigned based on management's expected network coverage roll out. |
| *Key assumption* | | ZAR/USD exchange rate during the budget period. | ZAR/TZS and USD/TZS exchange rates during the budget period. |
| Basis for determining value(s) assigned to key assumptions | | Average market forward exchange rate over the budget period. | Average market forward exchange rate over the budget period. |
| | | Value assigned to key assumption is consistent with external sources of information. | Value assigned to key assumption is consistent with external sources of information. |

**44.    UNDRAWN BORROWING FACILITIES AND GUARANTEES**

**44.1    Rand denominated facilities and guarantees**

The Group has Rand denominated credit facilities totalling R5,788 million (2007: R4,989.0 million; 2006: R7,083.0 million) with R2,456 million (2007: R816.0 million; 2006: R1,114.0 million) utilised at March 31, 2008. The facilities that are uncommitted, can also be utilised for loans to foreign entities and are subject to review at various dates (usually on an annual basis). Certain of the facilities are still subject to the Group's final acceptance.

| Guarantor | Details | Beneficiary | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|---|---|
| Vodacom (Proprietary) Limited | All guarantees less than R2.0 million. | Various | 2.6 | 2.7 | 2.4 |
| Vodacom Service Provider Company (Proprietary) Limited | All guarantees less than R2.0 million. | Various | 2.8 | 2.6 | 2.9 |
| Vodacom Service Provider Company (Proprietary) Limited | Guarantee in respect of receipt by independent intermediaries of premiums on behalf of short-term insurers and Lloyds underwriters, and relating to short-term insurance business carried on in South Africa. Renewable annually. | SA Insurance Association for benefit of insurers | 21.1 | 27.0 | 32.0 |
| Vodacom (Proprietary) Limited | Letter of undertaking in respect of land. | Attorneys | - | 6.8 | 16.9 |
| Smartcom (Proprietary) Limited | Guarantees for salary bank account and debit orders. | Various | 2.9 | 3.2 | - |
| Cointel V.A.S. (Proprietary) Limited | Guarantees for operating lease and debit orders. | Various | - | 1.5 | - |
| | | | 29.4 | 43.8 | 54.2 |

**44.2    Foreign denominated facilities and guarantees**

The following foreign denominated facilities are in place:

| Company | Details | As at March 31, 2008 Million Total facility | As at March 31, 2008 Million Utilised |
|---|---|---|---|
| Vodacom International Limited | Revolving term loan | US$180.0 | US$180.0 |
| Vodacom Congo (RDC) s.p.r.l. | Various | US$18.5 | US$9.4 |
| Vodacom Lesotho (Proprietary) Limited | Overdraft facilities with various banks | M40.0 | M0.0 |
| VM, S.A.R.L. | Overdraft facility | US$0.5 | US$0.0 |

## 44.  UNDRAWN BORROWING FACILITIES AND GUARANTEES (CONTINUED)
### 44.2  Foreign denominated facilities and guarantees (continued)
The following foreign denominated guarantees have been issued:

| Guarantor/Issuer | Details | Beneficiary | Currency | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|---|---|---|
| Vodacom Group (Proprietary) Limited | Guarantees issued for the obligations of VodacomInternational Limited's term loan facility * # | Standard Bank Plc and RMB International (Dublin) Limited | US$180.0 million (2007: US$180.0 million (2006: US$180.0 million) | 1,114.4 | 1,311.9 | 1,462.6 |
| Nedbank Limited on behalf of Vodacom (Proprietary) Limited | Unsecured standby letters of credit | Alcatel CIT | €nil (2007: €nil; 2006: €11.4 million) | 85.7 | - | - |
| Vodacom International Limited | Guarantees issued for the obligations of VodacomCongo (RDC) s.p.r.l. * | Alcatel CIT | €nil (2007: €nil (2006: €5.0 million) | 37.6 | - | - |
| | | | | 1,237.7 | 1,311.9 | 1,462.6 |

\*  Foreign denominated guarantees amounting to R1,462.6 million (2007: R1,311.9 million; 2006: R1,152.0 million issued in support of Vodacom Congo (RDC) s.p.r.l. are included as liabilities in the consolidated balance sheets.

\#  The Group is in compliance with the covenants attached to the term loan facility.

Vodacom (Proprietary) Limited provides an unlimited guarantee for borrowings entered into by Vodacom Group (Proprietary) Limited.

45.    SEGMENTAL INFORMATION

Vodacom's reportable segments are geographical business units that offer comparable business products and services however they are separately managed because the mobile telecommunication and data communication businesses are located in South Africa and non-South African countries.

Vodacom has six reportable segments: South Africa, Tanzania, Mozambique, Lesotho, Democratic Republic of the Congo, and Other. The segments offer a variety of telecommunication and data communication services as well as equipment sales.

"Other" comprises of the holding companies of the Group.

"South Africa", which is also the home country of the parent, comprises the segment information relating to the South African based cellular network as well as all the segment information of the service providers and other business segments.

"Tanzania", "Mozambique", "Lesotho", and "DRC" comprise the segment information relating to the non-South African based cellular networks.

|  | 2006 Rm | 2007 Rm | 2008 Rm |
|---|---|---|---|
| **Reconciliations of reportable segments** | | | |
| **Segment results** | | | |
| Management operating profit for reportable segments | 8,980.6 | 11,000.4* | 12,616.4 |
| Amortisation of licences, trademarks and patents and customer bases | (167.7) | (117.7) | (95.8) |
| Impairment of assets | 52.8 | (22.9) | (29.9) |
| **Profit from operations** | 8,865.7 | 10,859.8 | 12,490.7 |
| Net finance cost | (639.2) | (463.8) | (423.9) |
| Finance income | 129.9 | 74.5 | 72.3 |
| Finance costs | (246.0) | (369.3) | (681.3) |
| Gains/(Losses) on remeasurement and disposal of financial instruments | (523.1) | (169.0) | 185.1 |
| **Profit before taxation** | 8,226.5 | 10,396.0 | 12,066.8 |
| Taxation | (3,083.7) | (3,836.0) | (4,109.2) |
| **Net profit** | 5,142.8 | 6,560.0 | 7,957.6 |

\*  Management operating profit for reportable segments includes profit on sale of shares in subsidiary.

|  | Other Rm | South Africa Rm | Tanzania Rm | Mozambique Rm | Lesotho Rm | DRC Rm | Eliminations Rm | Total Rm |
|---|---|---|---|---|---|---|---|---|
| **45. SEGMENTAL INFORMATION (CONTINUED)** | | | | | | | | |
| **2006** | | | | | | | | |
| Segment revenue | 274.2 | 31,089.8 | 1,311.8 | 158.3 | 170.1 | 1,334.2 | - | 34,338.4 |
| Inter-segment revenue | (274.2) | (8.5) | (5.2) | (5.3) | (1.6) | (1.1) | - | (295.9) |
| External customers segment revenue | - | 31,081.3 | 1,306.6 | 153.0 | 168.5 | 1,333.1 | - | 34,042.5 |
| Airtime and access | - | 18,169.2 | 988.9 | 71.8 | 120.9 | 735.0 | - | 20,085.8 |
| Data revenue | - | 1,884.8 | 108.0 | 3.5 | 15.8 | 25.5 | - | 2,037.6 |
| Interconnect revenue | - | 6,141.6 | 188.0 | 57.5 | 26.5 | 283.2 | - | 6,696.8 |
| Equipment sales | - | 3,902.4 | 5.4 | 0.4 | 4.2 | 73.2 | - | 3,985.6 |
| International airtime | - | 720.8 | 14.3 | 19.5 | 0.7 | 215.9 | - | 971.2 |
| Other | - | 262.5 | 2.0 | 0.3 | 0.4 | 0.3 | - | 265.5 |
| Management operating profit/(loss) | (23.3) | 8,762.9 | 263.6 | (196.8) | 50.9 | 123.3 | - | 8,980.6 |
| Net finance income/(cost) | 8,306.0 | (357.7) | (86.1) | (364.4) | (0.1) | (237.4) | (7,899.5) | (639.2) |
| Taxation | (679.8) | (2,403.4) | (31.5) | - | (18.3) | 49.3 | - | (3,083.7) |
| Net profit/(loss) | 7,226.3 | 5,842.0 | 140.6 | (508.5) | 32.4 | (71.4) | (7,518.6) | 5,142.8 |
| Other material non-cash items included in segment profit/(loss): | | | | | | | | |
| Depreciation and amortisation | (2.8) | (2,451.5) | (201.5) | (68.2) | (16.0) | (255.8) | - | (2,995.8) |
| Impairments of assets reversed | - | - | - | 52.8 | - | - | - | 52.8 |
| **Assets** | | | | | | | | |
| Reportable segment assets | 14,391.1 | 20,642.0 | 1,348.6 | 527.2 | 136.8 | 1,992.9 | (14,270.8) | 24,767.8 |
| Included in reportable segment assets: | | | | | | | | |
| Additions to property, plant and equipment and intangible assets | 16.5 | 4,383.0 | 321.5 | 121.4 | 25.9 | 273.2 | - | 5,141.5 |
| Non-current assets other than financial instruments and deferred taxation | 55.7 | 11,902.1 | 950.1 | 396.4 | 101.4 | 1,563.4 | 720.4 | 15,689.5 |
| **Liabilities** | | | | | | | | |
| Reportable segment liabilities | (6,108.1) | (17,292.4) | (613.1) | (1,030.3) | (52.1) | (2,527.9) | 11,528.4 | (16,095.5) |

|  | Other Rm | South Africa Rm | Tanzania Rm | Mozambique Rm | Lesotho Rm | DRC Rm | Eliminations Rm | Total Rm |
|---|---|---|---|---|---|---|---|---|
| **45. SEGMENTAL INFORMATION (CONTINUED)** | | | | | | | | |
| **2007** | | | | | | | | |
| Segment revenue | 388.4 | 37,050.2 | 1,729.3 | 269.0 | 227.5 | 1,914.4 | - | 41,578.8 |
| Inter-segment revenue | (388.4) | (11.6) | (7.4) | (10.0) | (2.1) | (12.9) | - | (432.4) |
| External customers segment revenue | - | 37,038.6 | 1,721.9 | 259.0 | 225.4 | 1,901.5 | - | 41,146.4 |
| Airtime and access | - | 21,045.3 | 1,282.4 | 131.6 | 165.3 | 1,082.9 | - | 23,707.5 |
| Data revenue | - | 3,112.9 | 146.5 | 8.1 | 22.5 | 51.7 | - | 3,341.7 |
| Interconnect revenue | - | 7,058.0 | 257.8 | 80.1 | 31.7 | 408.0 | - | 7,835.6 |
| Equipment sales | - | 4,604.9 | 19.4 | 4.4 | 4.2 | 66.2 | - | 4,699.1 |
| International airtime | - | 961.8 | 15.4 | 34.6 | 1.3 | 292.7 | - | 1,305.8 |
| Other | - | 255.7 | 0.4 | 0.2 | 0.4 | - | - | 256.7 |
| **Management operating profit/(loss)** | 64.2 | 10,383.6 | 347.0 | (154.1) | 74.9 | 284.8 | - | 11,000.4 |
| Net finance income/(cost) | 3,346.4 | (475.3) | (43.6) | 34.5 | (0.8) | (287.8) | (3,037.2) | (463.8) |
| Taxation | (799.2) | (2,922.0) | (112.1) | (42.0) | (18.9) | 58.2 | - | (3,836.0) |
| **Net profit/(loss)** | 2,102.9 | 6,870.4 | 190.7 | (184.4) | 55.2 | 47.4 | (2,522.2) | 6,560.0 |
| Other material non-cash items included in segment profit/(loss): | | | | | | | | |
| Depreciation and amortisation | (2.2) | (2,688.6) | (237.8) | (84.8) | (22.1) | (325.7) | - | (3,361.2) |
| Impairments of assets | - | - | - | (22.9) | - | - | - | (22.9) |
| **Assets** | | | | | | | | |
| Reportable segment assets | 13,183.2 | 23,207.0 | 2,424.4 | 690.9 | 169.5 | 2,692.0 | (13,896.8) | 28,470.2 |
| Included in reportable segment assets: | | | | | | | | |
| Additions to property, plant and equipment and intangible assets | 182.3 | 5,458.3 | 957.6 | 85.2 | 25.0 | 506.0 | - | 7,214.4 |
| Non-current assets other than financial instruments and deferred taxation | 230.1 | 14,949.8 | 1,864.9 | 459.4 | 104.3 | 2,036.1 | 604.1 | 20,248.7 |
| **Liabilities** | | | | | | | | |
| Reportable segment liabilities | (7,693.4) | (16,746.1) | (1,123.0) | (1,261.2) | (66.2) | (3,272.7) | 11,339.4 | (18,823.2) |

| | Other Rm | South Africa Rm | Tanzania Rm | Mozambique Rm | Lesotho Rm | DRC Rm | Eliminations Rm | Total Rm |
|---|---|---|---|---|---|---|---|---|
| **45. SEGMENTAL INFORMATION (CONTINUED)** | | | | | | | | |
| **2008** | | | | | | | | |
| Segment revenue | - | 43,180.3 | 2,354.5 | 433.9 | 308.9 | 2,296.6 | - | 48,574.2 |
| Inter-segment revenue | - | (355.4) | (9.7) | (26.0) | (2.6) | (2.7) | - | (396.4) |
| External customers segment revenue | - | 42,824.9 | 2,344.8 | 407.9 | 306.3 | 2,293.9 | - | 48,177.8 |
| Airtime and access | - | 23,596.4 | 1,704.7 | 220.5 | 186.6 | 1,387.0 | - | 27,095.2 |
| Data revenue | - | 4,669.8 | 206.8 | 15.7 | 31.3 | 78.6 | - | 5,002.2 |
| Interconnect revenue | - | 7,938.3 | 360.4 | 110.8 | 40.7 | 436.9 | - | 8,887.1 |
| Equipment sales | - | 4,931.0 | 45.6 | 8.2 | 8.9 | 57.7 | - | 5,051.4 |
| International airtime | - | 1,386.7 | 26.7 | 52.6 | 38.2 | 331.7 | - | 1,835.9 |
| Other | - | 302.7 | 0.6 | 0.1 | 0.6 | 2.0 | - | 306.0 |
| Management operating profit/(loss) | 34.0 | 11,754.3 | 460.0 | (127.0) | 122.8 | 372.3 | - | 12,616.4 |
| Net finance income/(cost) | 7,885.4 | (537.7) | (24.4) | 56.2 | 2.5 | (274.9) | (7,531.0) | (423.9) |
| Taxation | (739.6) | (3,250.9) | (121.2) | 43.9 | (32.5) | (8.9) | - | (4,109.2) |
| Net profit/(loss) | 6,675.9 | 7,916.3 | 314.5 | (56.5) | 94.0 | 80.2 | (7,066.8) | 7,957.6 |
| Other material non-cash items included in segment profit/(loss): | | | | | | | | |
| Depreciation and amortisation | (56.7) | (3,056.5) | (305.5) | (94.6) | (16.1) | (381.7) | - | (3,911.1) |
| Impairments of assets | - | - | - | (29.9) | - | - | - | (29.9) |
| **Assets** | | | | | | | | |
| Reportable segment assets | 16,015.4 | 24,597.8 | 3,430.7 | 892.0 | 277.5 | 3,431.3 | (14,469.5) | 34,175.2 |
| Included in reportable segment assets: | | | | | | | | |
| Additions to property, plant and equipment and intangible assets | 1,132.0 | 4,270.0 | 712.6 | 111.3 | 38.7 | 658.6 | - | 6,923.2 |
| Non-current assets other than financial instruments and deferred taxation | 421.1 | 16,046.6 | 2,546.3 | 546.8 | 129.1 | 2,590.3 | 1,488.7 | 23,768.9 |
| **Liabilities** | | | | | | | | |
| Reportable segment liabilities | (9,489.4) | (17,776.7) | (2,335.7) | (1,924.6) | (104.8) | (3,987.2) | 13,248.5 | (22,369.9) |

**46. INTEREST IN SUBSIDIARIES**

The information discloses interests in subsidiaries material to the financial position of the Group. The interest in the ordinary share capital is representative of the voting power.

RSA – Republic of South Africa; LES – Lesotho; TZN – Tanzania; MZ – Mozambique; DRC – Democratic Republic of the Congo; MAU – Mauritius; C – Cellular; MSC – Management services company; PROP – Property company; OTH - Other.

| | Country of incorporation | Issued share capital | | | Interest in issued ordinary share capital | | |
|---|---|---|---|---|---|---|---|
| | | 2006 | 2007 | 2008 | 2006 % | 2007 % | 2008 % |
| **Cellular network operators** | | | | | | | |
| Vodacom (Proprietary) Limited (C) | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| Vodacom Lesotho (Proprietary) Limited (C) | LES | M4,180 | M4,180 | M4,180 | 88.3 | 88.3 | 88.3 |
| Vodacom Tanzania Limited (C) | TZN | TZS10,000 | TZS10,000 | TZS10,000 | 65 | 65 | 65 |
| VM, S.A.R.L. (C) | MZ | US$60,000,000 | US$60,000,000 | US$60,000,000 | 98 | 98 | 90 |
| Vodacom Congo (RDC) s.p.r.l. (C) | DRC | US$1,000,000 | US$1,000,000 | US$1,000,000 | 51 | 51 | 51 |
| **Service providers** | | | | | | | |
| Vodacom Service Provider Company (Proprietary) Limited (C) | RSA | R20 | R20 | R20 | 100 | 100 | 100 |
| Smartphone SP (Proprietary) Limited (C) * | RSA | R20,000 | R20,000 | R20,000 | 51 | 70 | 100 |
| Smartcom (Proprietary) Limited (C) * | RSA | R1,000 | R1,000 | R1,000 | 43.7 | 61.7 | 100 |
| Cointel V.A.S. (Proprietary) Limited (C) * | RSA | - | R10,204 | R10,204 | 51 | 70 | 100 |
| **Other** | | | | | | | |
| VSP Holdings (Proprietary) Limited (MSC) * | RSA | R1,023 | R1,023 | R1,023 | 100 | 100 | 100 |
| Vodacom Satellite Services (Proprietary) Limited (OTH) * | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| GSM Cellular (Proprietary) Limited (OTH) * | RSA | R1,200 | R1,200 | R1,200 | 100 | 100 | 100 |
| Vodacom Venture No. 1 (Proprietary) Limited (OTH) * | RSA | R810 | R810 | R810 | 100 | 100 | 100 |
| Vodacom Equipment Company (Proprietary) Limited (OTH) * | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| Vodacare (Proprietary) Limited (OTH) * | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| Vodacom International Holdings (Proprietary) Limited (MSC) | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| Vodacom International Limited (MSC) | MAU | US$100 | US$100 | US$100 | 100 | 100 | 100 |
| Vodacom Properties No.1 (Proprietary) Limited (PROP) | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| Vodacom Properties No.2 (Proprietary) Limited (PROP) | RSA | R1,000 | R1,000 | R1,000 | 100 | 100 | 100 |
| Stand 13 Eastwood Road Dunkeld West (Proprietary) Limited (PROP) | RSA | R100 | R100 | - | 51 | 70 | - |
| Ithuba Smartcall (Proprietary) Limited (OTH) | RSA | R100 | R100 | - | 26.5 | 36.4 | - |
| Smartcall Smartlife (Proprietary) Limited (OTH) | RSA | - | R100 | - | - | 63 | - |
| Vodacom Tanzania Limited (Zanzibar) (OTH) * | TZN | TZS10,000 | TZS10,000 | TZS10,000 | 99 | 99 | 99 |
| Joycell Shops (Proprietary) Limited (OTH) * | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| Marble Gold Investments (Proprietary) Limited (OTH) * | RSA | R100 | R100 | R100 | 100 | 100 | 100 |
| Vodacom Ventures (Proprietary) Limited (OTH) | RSA | R120 | R120 | R120 | 100 | 100 | 100 |
| Skyprops 134 (Proprietary) Limited (PROP) | RSA | - | R100 | R100 | - | 100 | 100 |

* Dormant as at March 31, 2008.

## 47. INTERESTS IN JOINT VENTURES
### 47.1 Number Portability Company (Proprietary) Limited

In response to the introduction of Mobile Number Portability ("MNP") it was necessary for the formation of a company to provide all the services necessary to allow the existing three incumbent mobile operators to offer MNP.

Number Portability Company (Proprietary) Limited was formed for the express purpose of providing all the necessary services required for MNP by Vodacom, MTN and Cell C.

Number Portability Company (Proprietary) Limited is owned equally by all three operators and they contributed the required necessary financial resources directly proportional to their shareholding. MNP was officially launched on November 10, 2006.

Effective September 20, 2006, Vodacom (Proprietary) Limited acquired a 33.3% stake in Number Portability Company (Proprietary) Limited by acquiring 100 shares for R1. Each shareholder advanced to Number Portability Company (Proprietary) Limited funding by way of shareholders loans. As a March 31, 2008 the shareholder loan balance was R6.0 million (2007: R6.0 million) (Note 21).

| | 2007 Rm | 2008 Rm |
|---|---|---|
| Interest held | 33.3% | 33.3% |
| The Group's proportionate share of assets and liabilities: | | |
| Property, plant and equipment | * | * |
| Intangible assets | 6.3 | 6.3 |
| Current assets | 2.2 | 3.0 |
| Total assets | 8.5 | 9.3 |
| Long-term liabilities | (6.0) | (6.0) |
| Inter company creditors | (3.0) | (3.0) |
| Current liabilities | (0.6) | (0.4) |
| Net liabilities | (1.1) | (0.1) |
| The Group's proportionate share of revenue and expenditure: | | |
| Revenue | 0.4 | 5.7 |
| Profit/(Loss) before taxation | (1.1) | 1.1 |
| Taxation | - | (0.1) |
| Net profit/(loss) | (1.1) | 1.0 |
| The Group's proportionate share of cash flows: | | |
| Net cash flows from operating activities | (1.0) | 0.2 |
| Net cash flows utilised in investing activities | (7.0) | (1.8) |
| Net cash flows from financing activities | 9.0 | 3.0 |
| Net cash flow | 1.0 | 1.4 |

NPC had no contingent liabilities or capital commitments at March 31, 2007 and 2008.

* Amounts less than R50 000

48. **NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS**
    **Accounting pronouncements adopted at March 31, 2008**
    The Group adopted the following revised and new International Financial Reporting Standards as issued by the International Accounting Standards Board in accordance with their effective dates during the current financial year:

    | | |
    |---|---|
    | IAS 1 (revised August 2005) | Presentation of Financial Statements (capital disclosures) |
    | IFRS 7 | Financial Instruments: Disclosures |
    | IFRIC 9 | Reassessment of Embedded Derivatives |
    | IFRIC 10 | Interim Financial Reporting and Impairment |
    | IFRIC 11 | IFRS 2 Group and Treasury Share Transactions |
    | AC 503 | Accounting for BEE transactions |

    The adoption of the above mentioned accounting pronouncements had no impact on the Group's results or cash flow information for the year ended March 31, 2008.

    **Accounting pronouncements not adopted at March 31, 2008**
    In November 2006 the IASB issued IFRIC 12: Service Concession Arrangements ("IFRIC 12") effective for annual periods beginning on or after January 1, 2008. The interpretation addresses the accounting by private sector operators involved in the provision of public sector infrastructure assets and services, such as schools and roads. The interpretation states that for arrangements falling within its scope (essentially those where the infrastructure assets are not controlled by the operator), the infrastructure assets are not recognised as property, plant and equipment of the operator. Rather, depending on the terms of the arrangement, the operator will recognise:
    · a financial asset where the operator has an unconditional right to receive a specified amount of cash or other financial asset over the life of the arrangement; or
    · an intangible asset where the operator's future cash flows are not specified – e.g. where they will vary according to usage of the infrastructure asset; or
    · both a financial asset and an intangible asset where the operator's return is provided partially by a financial asset and partially by an intangible asset.

    The Group will adopt IFRIC 12 during the 2009 financial year and is currently evaluating the effects of the interpretation.

    In March 2007 the IASB issued a revision to IAS 23: Borrowing Costs ("IAS 23") effective for annual periods beginning on or after January 1, 2009. The revised standard removes the option of recognising immediately as an expense those borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The revised standard does not apply to borrowing costs directly attributable to the acquisition, construction or production of qualifying assets measured at fair value or inventories that are manufactured, or otherwise produced, in large quantities on a repetitive basis.

    The Group will adopt the revised IAS 23 during the 2010 financial year and is currently evaluating the effects of the standard.

    In June 2007 the IASB issued IFRIC 13: Customer Loyalty Programmes ("IFRIC 13") effective for annual periods beginning on or after July 1, 2008. The interpretation addresses accounting by entities that grant loyalty award credits (such as points or travel miles) to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services (awards) to customers who redeem award credits. IFRIC 13 states that an entity that grants loyalty award credits shall allocate some of the proceeds of the initial sale to the award credits as a liability (its obligation to provide the awards). The entity shall recognise the deferred portion of the proceeds as revenue only when it has fulfilled its obligations.

    The Group will adopt IFRIC 13 during the 2010 financial year and is currently evaluating the effect of the interpretation and based on current indications do not believe that it will have a material impact on the Group's numbers.

## 48. NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS (CONTINUED)

### Accounting pronouncements not adopted at March 31, 2008 (continued)

In July 2007 the IASB issued IFRIC 14: IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction ("IFRIC 14") effective for annual periods beginning on or after January 1, 2008. The interpretation addresses the interaction between a minimum funding requirement and the limit placed by paragraph 58 of IAS 19 on the measurement of the defined benefit asset or liability. When determining the limit on a defined benefit asset in accordance with IAS 19.58 entities are required, under IFRIC 14, to measure any economic benefits available to them in the form of refunds or reductions in future contributions at the maximum amount that is consistent with the terms and conditions of the plan and any statutory requirements in the jurisdiction of the plan.

The Group will adopt IFRIC 14 during the 2009 financial year and is currently evaluating the effects of the interpretation.

In September 2007 the IASB issued a revision to IAS 1: Presentation of Financial Statements ("IAS 1") effective for annual periods beginning on or after January 1, 2009. The revised standard requires an entity to:
· present all non-owner changes in equity either in one statement of comprehensive income or in two statements, a separate income statement and a statement of comprehensive income;
· present a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements when the entity applies an accounting policy retrospectively or makes a retrospective adjustment; and
· disclose income tax relating to each component of other comprehensive income and to disclose reclassification adjustments relating to components of other comprehensive income.

In addition the revision includes changes in the titles of some of the financial statements. The new titles will be used in International Financial Reporting Standards, but are not mandatory for use in financial statements.

The Group will adopt the revised IAS 1 during the 2010 financial year and is currently evaluating the effect of the revised standard.

In January 2008 the IASB issued a revision to IFRS 2: Share-based Payment ("IFRS 2") effective for annual periods beginning on or after January 1, 2009. The revised standard clarifies:
· vesting and non-vesting conditions;
· the estimation of the fair value of equity instruments granted;
· the accounting treatment of cancellations by counterparties to a share-based arrangement; and
· the definition of performance conditions.

The Group will adopt the revised IFRS 2 during the 2010 financial year and is currently evaluating the effect of the revised standard.

In February 2008 the IASB issued a revision to IAS 32: Financial instruments: Presentation ("IAS 32") effective for annual periods beginning on or after January 1, 2009. The revision requires:
· puttable instruments and instruments or components of instruments that impose on the entity an obligation to deliver to another party a pro-rata share of the net assets of the entity only on liquidation to be classified as equity if all the conditions specified in the standard are met;
· reclassification from or to equity when the specified criteria are no longer met or are subsequently met; and
· that derivatives over the aforementioned instruments may not be classified as equity.

The Group will adopt the revised IAS 32 during the 2010 financial year and is currently evaluating the effect of the revised standard.

48.    NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS (CONTINUED)

Accounting pronouncements not adopted at March 31, 2008 (continued)

In January 2008 the IASB issued a revision to IFRS 3: Business Combinations ("IFRS 3") effective for business combinations in annual periods beginning on or after July 1, 2009, which consequentially amended IAS 27: Consolidated and Separate Financial Statements ("IAS 27"), IAS 28: Investments in Associates ("IAS 28") and IAS 31: Interest in Joint Ventures ("IAS 31") effective for annual periods beginning on or after July 1, 2009.

Revisions to IFRS 3:

· require all acquisition costs to be expensed;
· require acquirers, with step acquisitions achieving control, to remeasure its previously held equity interest to fair value at the acquisition date and recognise any gain or loss in profit or loss;
· require non-controlling interests to be measured at either fair value or at the non-controlling interest's proportionate share of net identifiable assets of the entity acquired;
· require considerations for acquisitions to be measured at fair value at the acquisition date including the fair value of any contingent consideration payable. Subsequent changes are only allowed as a result of additional information on facts and circumstances that existed at the acquisition date, all other changes are recognised in profit or loss;
· require goodwill to be measured as the difference between the aggregate of the acquisition date fair value of the consideration transferred; the amount of any non-controlling interest acquired and in a business combination achieved in stages, the acquisition date fair value of the acquirers' previously held equity interest and the net of the acquisition date amounts of identifiable assets acquired and liabilities assumed; and
· clarifies that all contractual arrangements at the acquisition date must be classified and designated with the exception of leases and insurance contracts. Thus the acquirer applies its accounting policies as if it has acquired those contractual relationships outside of the business combination.

Revisions to IAS 27:

· require that changes in a parent's ownership interest in a subsidiary that do no result in a loss of control are equity transactions, no gain or loss is recognised and goodwill is not remeasured. The difference between the change in the non-controlling interest and the fair value of the consideration paid or received is recognised in equity;
· require that with the loss of control all assets, liabilities and non-controlling interest should be derecognised at carrying amount and any retained non-controlling interest should be remeasured to fair value on the date control is lost. The difference between the sum of the proceeds received and any retained interest and the carrying amount of assets, liabilities and non-controlling interests at the date control is lost, should be recognised in profit or loss; and
· require losses to be allocated to non-controlling interests even if they exceed the non-controlling interest's share of equity in the subsidiary.

Revisions to IAS 28:

· require derecognition of an associate with the loss of significant influence; and
· recognition in profit or loss of the difference between the sum of the proceeds received and any retained interest, and the carrying amount of the investment in the associate at the date significant influence is lost.

Revisions to IAS 31:

· similar treatment as for associate investments is required when an investor loses joint control over a jointly controlled entity.

The Group will adopt the revised IFRS 3, IAS 27, IAS 28 and IAS 31 during the 2011 financial year and is currently evaluating the effect of the revised standards.

In February 2008 the IASB issued a revision to IAS 1: Presentation of financial statements ("IAS 1") effective for annual periods beginning on or after January 1, 2009. The revision requires disclosures for puttable instruments classified as equity which include quantative data about the amount classified as equity; the entity's objectives, policies and processes for managing its obligation to repurchase or redeem the instruments including any changes from the previous period; the expected cash outflow on redemption or repurchase of that class of financial instruments, how the expected cash outflow was determined and if an instrument is reclassified into and out of financial liabilities and equity the amount, timing and reason for reclassification.

The Group will adopt the revised IAS 1 during the 2010 financial year and is currently evaluating the effect of the revised standard.

CERTIFICATION PURSUANT TO RULE 13a-14(a) (17 CFR 240.13a-14(a)) OR RULE 15d-14(a) (17 CFR 240.15d-14(a)), PROMULGATED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Reuben Joseph September, certify that:

1. I have reviewed this annual report on Form 20-F for the year ended March 31, 2008, including Amendment No. 1 to the annual report on Form 20-F/A, of Telkom SA Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit

committee of the company's board of directors (or persons performing the equivalent functions):

(a)     All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)     Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

By: /s/ Reuben Joseph September
      Name: Reuben Joseph September
      Title:  Chief Executive Officer
              (principal financial officer)

Date: October 23, 2008

**Exhibit 12.2**

CERTIFICATION PURSUANT TO RULE 13a-14(a) (17 CFR 240.13a-14(a)) OR RULE 15d-14(a) (17 CFR 240.15d-14(a)), PROMULGATED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Deon Jeftha Fredericks, certify that:

1. I have reviewed this annual report on Form 20-F for the year ended March 31, 2008, including Amendment No. 1 to the annual report on Form 20-F/A, of Telkom SA Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a)      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)      Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

By: /s/ Deon Jeftha Fredericks
Name: Deon Jeftha Fredericks
Title: Acting Chief Financial Officer
(principal financial officer)

Date: October 23, 2008

**Exhibit 13.1**

CERTIFICATION FURNISHED PURSUANT TO RULE 13a-14(b) (17 CFR 240.13a-14(b))
OR RULE 15d-14(b) (17 CFR 240.15d-14(b)) AND SECTION 1350 OF CHAPTER 63 OF
TITLE 18 OF THE UNITED STATES CODE (18 U.S.C. 1350), PROMULGATED UNDER
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Telkom SA Limited (the "Company") on Form 20-F for the year ending March 31, 2008, including Amendment No. 1 to the annual report on Form 20-F/A (the "Report"), we, Reuben Joseph September , Chief Executive Officer of the Company, and Deon Jeftha Fredericks, Acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, promulgated under Section 906 of the Sarbanes-Oxley Act of 2002, that:

**(1)**     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

**(2)**     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 23, 2008                By:     /s/ Reuben Joseph September
                                                Reuben Joseph September
                                                Chief Executive Officer
                                                (principal executive officer)

Date: October 23, 2008                By:     /s/ Deon Jeftha Fredericks
                                                Deon Jeftha Fredericks
                                                Acting Chief Financial Officer
                                                (principal financial officer)

        The foregoing certifications are being furnished solely pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. § 1350 and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates them by reference.